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08002467

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Oilfield Services

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MAY 1 3 2008

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FILE NO. 82- 34696 FISCAL YEAR 12-31-07

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September, 2007,
COSL came back to A shares,
successfully listed on
Shanghai Stock Exchange
CLEAR VISION,
PURSUIT OF
EXCELLENCE
Integrated
Oilfield Services
Supplier

China Oilfield Services

12-31-07
AR/S

RECEIVED
2008 MAY -8 P 4:35

COSL

Annual Report 2007

A share stock code: 601808 H share stock code: 2883

Welcome to COSL 2007

Company Profile

China Oilfield Services Limited (COSL) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four core business segments are geophysical services, drilling services, well services, marine support and transportation services. COSL has listed its H shares on the Main Board of the Stock Exchange of Hong Kong Limited ("HKSE") since 20 November, 2002 under the ticker 2883. Since 26 March, 2004, COSL's stocks can be traded by means of Level I unlisted American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY. COSL listed its A shares on Shanghai Stock Exchange ("SSE") under the ticker 601808 since 28 September, 2007.

COSL is possessed of the largest fleet of offshore oilfield services facilities in China. As at 31 December 2007, COSL operated 15 drilling rigs. In addition, COSL also owns and operates the largest and most diverse fleets in offshore China, including 75 working vessels and 4 oil tankers, 5 chemical carriers. In addition, COSL owns 7 seismic vessels, 4 surveying vessels, and a vast array of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and well work-over services.

As the largest listed oilfield services company in offshore China, COSL not only provide services of single operations for the customers, but also offer integrated package and turnkey services; COSL's business activities are conducted not only in offshore China, but also extended to different regions of the world including North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its worldwide employees are dedicated to provide premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISM (International Safety Management) certifications and keeps leading records in OSHA Statistic Index of the industry. Meanwhile, the company is striving to operate under the ISO 14000 and OSHA 18000 to achieve Environment Mamagement and QHSE management standards.

With the drive "WE MUST DO BETTER", COSL will endeavor to provide domestic and international clients with safe, quality, productive and environmental protection services. COSL commits itself to realize win-win for shareholders, clients, employees and partners. It is steadily making headway toward being one of the world top class oilfield services companies.

The Board of Directors (the "Board"), Supervisory Committee, and the directors, supervisors and senior management of China Oilfield Services Limited (the "Company") confirmed that there are no material omissions and misrepresentations or serious misleading statements in this annual report and accept join and several responsibility for the truthfulness, accuracy and completeness of the contents of the report. All directors attended the Board of Directors' meeting. Ernst & Young Huaming and Ernst & Young have given unqualified opinions on the 2007 financial statements prepared under China Account Code and Hong Kong Financial Statement Code. Mr. Yuan Guangyu, Chief Executive Officer and President, Mr. Zhong Hua, EVP & CFO, and Mr. Chen Lintin, Gneral Manager of Accounting Department, have declared that they assure for the truthfulness, accuracy and completeness of the financial statements in the Annual Report 2007.

Contents

Principal Financial Data and Financial Indicators

Financial data prepared in accordance with the PRC Accounting Rules and Regulations

1. Principal Financial Data for the Year 2007(Consolidated)

Unit: Million Currency: RMB

Item	2007
Profit from operations	2,858.8
Profit for the year	2,866.6
Net profit attributable to shareholders of the listed company	2,237.6
Net profit excluding extraordinary gain and loss for the year attributable to shareholders of the listed company	2,232.4
Net cash flow from operating activities	2,964.3

2. Principal Accounting Data and Financial Highlights for the Latest 3 Years (Consolidated)

Unit: Million Currency: RMB

Item	2007	2006	Increase /Decrease (%)	2005
Operating Revenue	9,241.9	6,524.2	41.7	4,929.1
Profit	2,866.6	1,450.2	97.7	956.9
Net profit attributable to shareholders of the Company	2,237.6	1,128.0	98.4	821.0
Net profit excluding extraordinary gain and loss for the year attributable to shareholders of the Company	2,232.4	1,111.2	100.9	813.4
Basic earnings per share (RMB Yuan)	0.54	0.28	92.9	0.2
Diluted earnings per share (RMB Yuan)	-	-	-	-
Basic earnings per share after deduction of extraordinary gain and loss (RMB Yuan)	0.54	0.28	92.9	0.2
Fully diluted net assets earnings ratio (%)	12.99	13.09	-0.1 percent	10.73
Weighted average net assets earnings ratio (%)	19.86	13.57	6.29 percent	10.82
Ratio of fully diluted net assets earnings after deduction of extraordinary gain and loss (%)	12.96	12.89	0.07 percent	10.63
Ratio of weighted average net assets earnings after deduction of extraordinary gain and loss (%)	19.81	13.36	6.45 percent	10.72
Net cash flow from operating activities	2,964.3	1,822.0	62.7	1,261.7
Net cash flow from operating activities per share (RMB Yuan)	0.72	0.46	56.5	0.32
	As at 31 December 2007	As at 31 December 2006	Increase /Decrease (%)	As at 31 December 2005
Total assets	23,089.1	13,133.4	75.8	9,695.6
Shareholders' equity	17,225.0	8,618.6	99.9	7,654.7
Net assets per share attributable to shareholders of the Company (RMB Yuan)	4.17	2.16	93.1	1.92

3. Items and amounts net of extraordinary gain and loss (Consolidated)

	Unit: Yuan Currency: RMB
	As at 31 December 2007
Items of extraordinary gain and loss	Income/(loss)
Losses on disposal of non-current assets	(18,868,802)
Subsidy Income	31,150,282
Net amounts of other non-operating income/loss	(4,537,890)
Total of extraordinary gain and loss	7,743,590
Tax effect	(2,555,385)
Net amounts affecting under extraordinary gain and loss	5,188,205

4. The Statement of Differences between Domestic and Overseas Accounting Standards (Consolidated Statement)

The Directors confirmed that when preparing the consolidated financial statements of the Group for the year ended 31 December 2006 and 2007, there were no substantial differences between the accounting policies adopted in the financial statements prepared in accordance with the PRC Accounting Standards for Business Enterprises issued by the Ministry of Finance in February 2006 and that for the HKFRS financial statements of the Group for the corresponding periods. As such, for both 2006 and 2007, there were no substantial differences between the net profit or net assets reported in the Group's financial statements prepared under PRC Accounting Standards and those prepared under HKFRS, and hence, no reconciliations were required.

5. Net Assets Earnings Ratio and Earnings per Share was Calculated pursuant to the Requirement of Compilation Rules for Information Disclosures by Companies That Offer Securities to the Public (No. 9) Issued by CSRC

				Currency: RMB
	Ratio of net assets earnings(%)		Earnings per share(Yuan)	
Profit from the reporting period	Fully diluted	weighted average	Fully diluted	weighted average
Net profit attributable to ordinary share shareholders of the Company	12.99	19.86	0.54	0.54
Net profit attributable to ordinary share shareholders of the Company after deduction of extraordinary gain and loss	12.96	19.81	0.54	0.54

Changes in Share Capital and Particulars of Shareholders

1. Table of Changes in Shares

Unit: Share

	Before Change		Increase/Decrease(+, -)					After Change	
	Amount	Proportion (%)	New shares issued	Bonus Shares	Conversion from reserve	Others	Sub-total	Amount	Proportion (%)
1. Shares subject to sales restriction									
1) State shares	2,460,468,000	61.58	-	-	-	-	-	2,460,468,000	54.74
2) State-owned legal person shares	-	-	-	-	-	-	-	-	-
3) Shares held by other domestic investors	-	-	150,000,000	-	-	-150,000,000	-	-	-
of which:									
Domestic legal person shares	-	-	150,000,000	-	-	-150,000,000	-	-	-
Domestic natural persons shares	-	-	-	-	-	20,000	20,000	20,000	0.0004
4) Foreign shares	-	-	-	-	-	-	-	-	-
of which:									
Overseas legal person shares	-	-	-	-	-	-	-	-	-
Overseas natural persons shares	-	-	-	-	-	-	-	-	-
Total shares subject to sales restriction	2,460,468,000	61.58	150,000,000	-	-	-149,980,000	20,000	2,460,488,000	54.74
2. Outstanding shares not subject to sales restrictions									
1) RMB ordinary shares	-	-	350,000,000	-	-	149,980,000	499,980,000	499,980,000	11.12
2) Foreign shares listed domestically	-	-	-	-	-	-	-	-	-
3) Foreign shares listed overseas	1,534,852,000	38.42	-	-	-	-	-	1,534,852,000	34.14
4) Others	-	-	-	-	-	-	-	-	-
Total tradable shares not subject to sales restrictions	1,534,852,000	38.42	350,000,000	-	-	149,980,000	499,980,000	2,034,832,000	45.26
3. Total shares	3,995,320,000	100	500,000,000	-	-	-	500,000,000	4,495,320,000	100

Disclosure of Other Information Deemed Necessary by the Company or Required by the Securities Regulatory Body

The Company has been approved by China Securities Regulatory Commission pursuant to Document: Zheng Jian Fa Xing Zi [2007] No.284. on 11 September 2007 to make an initial public offering of not more than 820,000,000 RMB ordinary shares ("A shares"). The Company issued 500,000,000 shares based on market demand, of which, 350,000,000 shares were issued online, and 150,000,000 shares were placed to interested parties off-line (lock up period: 3 months). The Company's A shares was listed and commenced trading on the Shanghai Stock Exchange on 28 September 2007. As at 31 December 2007, the lock up period for offline placing shares has expired and such A shares became tradable in the market. The total share capital of the Company increased to 4,495,320,000 shares upon listing of the A shares, among which, China National Offshore Oil Corporation held 2,460,468,000 shares, representing approximately 54.74% of the Company's total share capital; public investors held 2,034,852,000 shares, representing approximately 45.26% of the Company's total share capital, and shareholders of overseas listed foreign-funded shares ('H shares') held 1,534,852,000 shares, representing approximately 34.14% of the Company's total share capital and A share shareholders held 500,000,000 shares, representing approximately 11.12% of the Company's total share capital.

2. Table of Changes in Restricted Shares

Unit: Share

Name of Shareholder	Restricted shares at the beginning of the year	Lifting shares	Additional shares	Restricted Shares as at year end	Reason	Lifting Date
Offline placing shares	-	150,000,000	150,000,000	-	issue of restricted shares	28 December 2007
CNOOC	N/A	-	2,460,468,000	2,460,468,000	commitment of controlling shareholders when IPO	28 September 2010
Chengyu Fu	N/A	-	20,000	20,000	share held by directors During term	-
Total	N/A	150,000,000	2,610,488,000	2,460,488,000	-	-

3. Details of Securities Issuance and Initial Public Offering (IPO)

(1) Shares issuance in the latest 3 years

Unit: Share

Types of shares and derivative securities	Date of issue	Issue price (RMB)	Issue quantity	Date of IPO	Number of tradeable shares	Expiry date of transaction
A shares	20 September 2007	13.48	500,000,000	28 September 2007	500,000,000	-

The Company has been approved by the China Securities Regulatory Commission pursuant to Document: Zheng Jian Fa Xing Zi [2007] No.284 to make an initial public offering of not more than 820,000,000 A shares. The Company issued 500,000,000 A shares based on market demand. Such shares received approval from Shanghai Stock Exchange with Document: Shang Zheng Shang Zi [2007] No.181 and listed on the Shanghai Stock Exchange on 28 September 2007.

(2) Bond issuance in the latest 3 years

Unit: share Currency: RMB

Types of shares and derivative securities	Date of issue	Issue price (RMB)	Issue quantity	Date of IPO	Number of tradeable shares	Expiry date of transaction
Corporate bonds	14 May 2007	100	1,500,000,000	-	-	11 May 2022
Short-term financing bond	13 February 2006	96.9/100	1,000,000,000	-	-	13 February 2007

On 14 May 2007, COSL issued corporate bonds of RMB1,500,000,000 with annual rate of 4.48% at par; the term of the corporate bonds was 15 years from 14 May 2007 to 14 May 2022; The corporate bonds were guaranteed by China Construction Bank Beijing Branch under an irrevocable and unconditional guarantee granted by the China Construction Bank Corporation, and issued to institutional investors in the People's Republic of China through issuance network set up by syndicate members.

On 13 February2006, COSL issued short-term financing bond amounted to RMB 1 billion with a term of 365 days from 13 February 2006 to 13 February 2007. This financing bond issued by way of discount with purchase unit of RMB 1 million. Repayment date for the short-term financing bond was 13 February 2007 with earnings ratio of 3.2% and par price of RMB96.9 per hundred Yuan.

4. Changes in the Total Number of the Company's Shares and the Shares Structure

After the issuance of 500,000,000 A shares on 20 September 2007, the share capital of the Company changed from 3,995,320,000 shares to 4,495,320,000 shares. Please refer to Table of Changes in Shares for particulars of changes in shares structure of the Company.

5. Employees' shares

As at the end of the reporting period, there was no employee share.

6. Number of Shareholders and Particulars of Shareholding

As at 31 December 2007, number of shareholders and particulars of shareholding were as follows:

Number of shareholders at the end of the reporting period	A shares: 260,918	H shares: 220

Unit: share

Name of shareholder	Nature of shareholder	Shareholding percentage(%)	Total number of shares held	Number of shares held subject to restrictions on sales	Increase/Decrease during the reporting period
China National Offshore Oil Corporation	State-owned	54.74	2,460,468,000	2,460,468,000	0
Hong Kong Securities Clearing Company Nominees Limited	Foreign legal person	34.09	1,532,463,899	0	0
Bank of China - AIG Hua Tai Positive Hybrid Equity Investment Fund	Others	0.12	5,196,601	0	5,196,601
Bank of China - Jia Shi Hu Shen 300 Index Equity Investment Fund	Others	0.07	3,274,182	0	3,274,182
China Construction Bank - Citic Bonus Select Equity Investment Fund	Others	0.05	2,261,960	0	2,261,960
GSAM - GSAM China Fund	Others	0.04	1,778,563	0	1,778,563
Xinjiang Jun You Tong Zhou Enterprises Consultancy Services Company Limited	Others	0.04	1,764,196	0	1,764,196
China Pacific Insurance (Group) Co. - group level - own fund - 012G - ZY001 Hu	Others	0.04	1,734,305	0	1,734,305
China Life Insurance (Group) Company - traditional - general insurance product	Others	0.04	1,707,000	0	1,707,000
China Life Insurance Company Limited - participating - group participating - 005L - FH001 Hu	Others	0.04	1,706,000	0	1,706,000

7. Particulars of Shareholding of the Top 10 Shareholders Not Subject to Restrictions on Sales

Unit: share Currency: RMB

Name of shareholder	Shares not subject to restrictions on sales	Type of share
Hong Kong Securities Clearing Company Nominees Limited	1,532,463,899	H shares
Bank of China - AIG Hua Tai Positive Hybrid Equity Investment Fund	5,196,601	A shares
Bank of China - Jia Shi Hu Shen 300 Index Equity Investment Fund	3,274,182	A shares
China Construction Bank - Citic Bonus Select Equity Investment Fund	2,261,960	A shares
GSAM - GSAM China Fund	1,778,563	A shares
Xinjiang Jun You Tong Zhou Enterprises Consultancy Services Company Limited	1,764,196	A shares
China Pacific Insurance (Group) Co. - group level - own fund - 012G - ZY001 Hu	1,734,305	A shares
China Life Insurance (Group) Company - traditional - general insurance product	1,707,000	A shares
China Life Insurance Company Limited - participating - group participating - 005L - FH001 Hu	1,706,000	A shares
China Power Finance Co., Ltd	1,705,000	A shares

Remarks

1) Shares held by Hong Kong Securities Clearing Company (HKSCC) Nominees Limited were the sum of H-shares (by agent) traded in trading platform of HKSCC Nominees Limited and in the accounts of H-share shareholders.
2) Shares held by shareholders with shareholdings of more than 5% (including 5%) during the reporting period were no pledged and locked up.
3) To the knowledge of the Company, there were no connected relationship or concerted action between the above other top 10 shareholders and the top 10 shareholders not subject to restrictions on sales or between the above top 10 shareholders and top 10 shareholders not subject to restrictions on sales other than Bank of China - AIG Hua Tai Positive Hybrid Equity Investment Fund, Bank of China - Jia Shi Hu Shen 300 Index Equity Investment Fund both managed by Bank of China, and China Life Insurance Company Limited - participating - group participating - 005L - FH001 Hu and China Life Insurance (Group) Company - traditional - general insurance product both managed by China Life Insurance (Group) Company.

8. Particulars of Shareholding of the Top 10 Shareholders and Other Shareholders Subject to Restrictions on Sales

Unit: share

Name of shareholder subject to restrictions on sales	Shares subject to restrictions on sales	Particulars of tradable shares subject to restrictions: Date on which shares become tradeable	Particulars of tradable shares subject to restrictions: Number of newly increased tradeable shares	Restrictions on sales
China National Offshore Oil Corporation	2,460,468,000	28 September 2010	-	36 months
Chengyu Fu	20,000	N/A	N/A	during term of directors

9. Information of Shareholders of H Shares Disclosed according to Securities and Future Ordinance

Name of shareholders	Capacity of interests held	Number of interest shares held (shares)	Percentage in interest (H) of COSL (%)
Mirae Asset Global Investments (Hong Kong) Limited	Beneficial owner	230,786,000(L)	15.04(L)
Fidelity International Limited	Beneficial owner	123,276,000(L)	8.03(L)
Halbis Capital Management (Hong Kong) Limited	Beneficial owner	117,320,000(L)	7.64(L)
Baring Asset Management Limited	Interest in controlled corporation	79,882,000(L)	5.20(L)

Note: "L" means long position

10. Brief Introduction on the Controlling Shareholder and the Beneficial Controller

(I) The controlling shareholder and the beneficial controller

Name of Company: China National Offshore Oil Corparation ("CNOOC")

Corporate Representive: Chengyu Fu

Establishment Date: 15th Feb 1982

Registered Capital: RMB 94,931,614,000

Main operation business or management activities: CNOOC was entitled to exploitation of offshore petroleum resources in cooperation with foreign enterprises in China and franchise business of natural gas resources pursuant to Regulations of the People's Republic of China on the Exploitation of Offshore Petroleum Resources in Cooperation with Foreign Enterprises. The main business involved in organization for exploration, development, production and refining of offshore oil and natural gas, processing and utilization of petrochemical and gas; sales of oil, natural gas, oil and gas processing products, petrochemical products and their production, provision of services for users with oil, exploration of natural gas, development, production and sales; import and export of three types commodities approved; the above import and export for related units and the agents; technology export of the system; crude oil imports; contractor for Sino-foreign joint ventures, co-production; countertrade and re-exports.

(II) Diagram of the equity and controlling relationship between the Company and its ultimate controlling shareholder

Stated-owned Assets Supervision and Administration Commission of the State Council

↓ 100%

China National Offshore Oil Corporation

↓ 54.74%

China Oilfield Services Limited

11 Other Institutional Shareholders Holding 10% or More of the Shares

As at the end of the reporting period, there is no legal person shareholder of the Company who holds more than 10% of the shares.

Chairman's Statement

Dear Shareholders,

I am delighted to report to you that COSL has again achieved recorded high results in year 2007. The management of the company with lofty ambitions aimed to pursue excellence. Our limpid strategies were implemented efficiently. We seized the continuing upward trend in domestic and overseas oilfield services market. Our technological capacity was enhanced continuously, the result of R&D was fruitful, the QHSE was in a positive trend, while the IPO of A Shares was smooth. Our corporate governance was well-regulated and efficient. In addition to that, we had established a sound and effective internal control system. Therefore, the Company is driving on the expressway stably and ready for the rapid development.



Fu Chengyu Chairman

The prolonged high oil price stimulated further increase in the investments in oil exploration and development, and continued to provide opportunities for rapid development to oilfield technology services companies.

A few months ago, there was an optimistic anticipation of growth from developing countries which might counteract a slow down in the US economy, thus enabled the global economy to resume its healthy upward trend. However, the sub-prime crisis was worsening and US dollar weakened further, while prices of primary products including petroleum, minerals and agricultural products in the international market continued to soar, which led to global inflation. It will be difficult to forecast the world economic outlook in 2008 due to high uncertainties. Not withstanding this, the international oil price will remain high.



The average oil price in international market was US$72.3 per barrel in 2007, which recently has reached new highs at above US$100. Many organizations forecast that the average oil price will stay at around US$80 per barrel. High oil price will continue to drive a further increase of global investments in oil exploration and development. As estimated by the US Lehman Brothers, the global investments in oil exploration and development in 2008 will increase 11% to around US$331.1 billion. In the meantime, the investment structure will be further expanded to deepwater and regions outside North America. The oil exploration and development activities in the offshore of China will remain dynamic. The domestic oil companies will continue to invest in oil exploration and development in a faster pace.The expenditure of exploration and development for China Oilfield Services Limited in 2008 is expected to be around US$ 5.1 billion, representing a 43% increase compared with last year. In addition, the deepwater exploration will become a new hot issue, resulting in the undersupply of large equipments and relevant technological services of the Company. COSL will capture the opportunity to accelerate the technological progress, expand the production capacity of the Company, as well as, gradually strengthen the research of technologies like deepwater drilling, and pave the way for deepwater operation.

Integrated oilfield services will further prove its advantages

The cost of oil exploration and development is escalating as affected by factors such as increase in raw material prices, labour costs and project technological services, 90% of oilfields in the world is entering the mature period, decline in production in the original regions, decrease of oil and gas exploration scale, as well as focus of exploration and development moving to deepwater and more remote regions and deep oilfield layers, complicated structure, irregular production areas etc., which drives oil companies' higher demand in the comprehensive oilfield services ability for the oilfield services companies. COSL possesses not only excellent professional talent pool, but also advantage, of cost efficiency. Even if there was a fall in international oil price, COSL would still take the lead in terms of cost advantage. The more important thing is, COSL can offer integrated services as main contractor, making COSL's advantage of being an integrated oilfield services provider particular outstanding.

COSL once again showed splendid results in 2007. I would like to show my heartfelt gratitude to the shareholders, board of directors, supervisors, senior management as well as all our employees. It is our joint efforts and strong support of the shareholders that enabled us to accomplish our results in the past. I believe we will work proactively to reward our shareholders and the society in the coming year.

Fu Chengyu
Chairman
28 March 2008

CEO's Report

Dear Shareholders,

The year 2007 was another brilliant year in the course of development of COSL. During the year, the Company strived to adhere to the scientific development perspective as its principle direction, with objectives to make COSL a first class international corporation and maximize shareholders' interest, driven by the four core strategies and motivated by the advanced corporate culture to explore and implement innovative ideas. As a result, all the projects were well-progressed and made remarkable breakthroughs.



Yuan Guangyu Vice chairman, CEO and President

Record highs in operating results

In 2007, global demand and supply for energy resources were at high levels. International oil prices continued to climb and the exploration and development for oil and gas remained salient. COSL achieved revenue for the year of RMB9.01 billion and net profit of RMB2.24 billion, representing increases of 41.5% and 98.4% respectively, posting another record high. At its fifth year after listing on the stock market, the compound growth rates of revenue and net profits were 27.0% and 44.6% respectively. The rapid development during the five years is very encouraging.

Satisfactory performance in capital market

On 28 September 2007, the successfully listing of COSL's A shares on the Shanghai Stock Exchange marked the return of COSL, as a premium blue chip company, to the China capital market. The event attracted attention widely from various sectors. In 2007, COSL's stocks continued to receive high recommendation from the capital market with many honours and awards. The stocks of COSL were recommended as one of the Best 8 Stocks by Toyo Securities, recognized as among the Hang Seng China A+H Index Series by Hang Seng Bank in Hong Kong, and obtained AAA in corporate bond credit rating, long-term corporate credit rating, etc. During 2005 to 2007, the Company's stocks were, for three successive years, selected by Standard and Poor's as one of the 30 stocks globally with most investment potential. In 2007, COSL was awarded one of the "Listed Companies with the Best Investment Values in China" by the Chinese Academy of Social Sciences International Investment Research Centre, and honoured with the title "100 Most Respected Listed Companies in China" by THE MUNDELL magazine and World Financial Club.

Continual improvement in QHSE management

COSL strived to adhere to its human-value-oriented QHSE management vision with solid implementation on the QHSE management system through a complete control platform regarding quality, health, safety and environment. The OHSA rate was 0.25%, indicating a 0.04% drop compared to 2006, which was much lower than the rate recorded in the international setting, allowing COSL to retain its leading position in the industry. COSL also sought to become an environmental friendly enterprise which aims to minimize energy consumption and generate new sources of energy. In 2007, COSL implemented energy saving and emissions reducing measures which were proved to be highly effective.





Consistent expansion in production capacity

In 2007, COSL entered its second 5-year phase of growth. By enhancing its investment in capital projects, COSL continued to speed up building new equipments and facilities. Capital investment for the year amounted to RMB 3.465 billion, representing a 27.6% increase compared to the previous year. Currently, all construction projects are developing according to plan by effective and efficient project control and steady project management.

Robust growth in overseas business

COSL possesses a keen vision for the global market. While consolidating its position in the existing overseas markets, in 2007, COSL successfully explored new markets such as Papua New Guinea and Lybia. Overseas market of COSL has spanned across more than 10 countries on the five Continents including North America, Africa, Europe, Southeast Asia, Middle East and the Oceania. Recognition of the COSL brand is increasing and the trend is towards further internationalization.

Innovation and breakthroughs in technology

Competence in scientific research, technological standard and the pace of technological development are ground assurance for the quality improvement and sustainability of development of a company. In 2007, COSL continued to invest in technology by strengthening facilities for the technological management system and accelerate its technological research and the conversion efficiency ratio of technological outcomes. During the year, COSL submitted 48 patent applications , the year with most applications being processed since the establishment of the Company. 23 applications obtained approval for patents by the State for the year, among which 11 were invention patents. The Company's technological research is proceeding forward for proprietary innovative minds and teamwork.

Continued perfection of management systems

As a listed company, risk control and quality assurance of development are commitments deemed to be undertaken by the corporate legal persons to the capital market and the shareholders. The continuous enhancement in the setup of internal control is one of the major measures regarding risk control by COSL. At present, the 10 internal control systems covering all the Company's operations have been completed so as to provide a healthy environment for timely development. Furthermore, the ERP system was successfully launched online and commenced operation in 2007. The system offers a comprehensive enhancement in the standard of management of COSL which signifies a further step of linking the Company with the international market through its modern corporate management system which targets high efficiency and low cost.

In 2008, COSL will continue to enhance corporate governance, strengthen internal control and take hold of precious opportunities for in-depth reforms. The Company will strive to maintain its leading position in cost efficiency, enhance its core competitiveness, reinforce its integrated services capacity and promote its continuous, rapid development. Investment structure will be refined to increase investment return so as to strengthen the profit-generating capacity. While consolidating the mainland market, COSL will widely explore the overseas market and speed up the internationalization of the Company. Besides, COSL will respond to the need of customers and the market actively and enhance the R&D capability and the conversion efficiency ratio of technological outcomes. Efforts will be put in the capital deployment for a leapfrog development. Energy saving and emissions reducing measures will be widely promoted and the QHSE infrastructure will be further refined. COSL will boost its company brand and take more initiative in undertaking social responsibilities. Last but not least, COSL will strive to create greater value for our shareholders and make more contributions to the community.

Having passed through the vivid year of 2007, the year of 2008 will be filled with hopes. I would like to thank everyone who has been contributed to the development of COSL in the past year. We will continue to explore new areas and stay in the forefront so as to accomplish our objective to achieve win-win situations with our shareholders, customers, employees and partners, and spend relentless efforts in the construction of a world-class oilfield services corporation.

Yuan Guangyu
Vice chairman CEO and President
28 March 2008

Management Discussion & Analysis

(The part of the financial information presented in the discussion and analysis is derived from the Company's audited financial statements that have been prepared in accordance with Hong Kong Financial Reporting Standards)

Industry Review

In year 2007 the global economy maintained a growth trend, the tight demand in energy resulted in oil prices sustaining at high levels, with the exploration and production (E&P) companies benefited greatly and made use of this opportunity to improve their financial positions, expanding E&P investments in a prudent manner, which led to the sustained prosperity of the offshore oilfield services industry.

In 2007, the subprime crisis, surging oil prices, inflation and depreciating US dollars, all these under currents have remapped the global economy. According to the latest data of the World Bank, the global economic growth rate in 2007 was 5.2%, down 0.2 points from 2006. It was becoming obvious that China served as a new engine in the global economy, whose 2007 economic growth reached 11.5%, up 0.4 points from 2006, contributing 27% to the global economic growth, being the foremost country in the world.

The report released by China Information Centre on 28 December 2007 indicated that the annual average price of West Texas Intermediate (WTI) crude oil futures was USD72.3/barrel, representing an increase of 9% from the comparative period, which was the smallest increase in the recent five years. Looking back to the past year, the international oil price fell initially before rising again from the second quarter of the year. After it tested the bottom of USD50 at the beginning of the year, it started re-bouncing steadily and continuously in March, and remained volatile at high levels due to factors such as depreciating US dollars and speculations by international investment funds etc. In June and July the international oil price rebounded successively, and made non-stop breakthrough of the USD70, 80, 90 hurdles, and climbed to a high of USD99.26 on 7 November 2007, approaching the psychological barrier of USD100. The international crude oil market presented the most fascinating scene since the third petroleum crisis in 1991

Following surging oil prices, the global E & P investment in petroleum and gas had been growing rapidly. From 1999 to 2006, the global oil E & P investment tripled and increased from USD67.5 billion to USD270.8 billion. In 2007, the global oil E&P investment continued its rapid growth momentum, according to a survey of 234 oil companies in the world conducted by Citibank, it was estimated that the global oil E&P investment would increase to USD299.4 billion, with a forecast growth of 10.6% from the comparative period.

The rapidly growing global oil E&P investment enabled the oilfield services industry to continue to prosper. In 2007 tight supply, saturated utilization rate and high average day rate of offshore platforms continued. The data extracted from ODS-

Word Oil Supply & Demand, E&P and Oil Price Trend


Projected Demand Growth at 1.6% per year
Word Capacity
Excess Capacity
E&P Experditure
Word Demand
Oil Price $'B
Oil Rate MMbd
Oil Price $/bbl
E&P Expenditures · Billion
125
100
75
50
25
0
300
250
200
150
100
50
0
1970
1975
1980
1985
1990
1995
2000
2005
2010

Source: BP\IEA\EIA


According to US Lehman Brothers,2008 global investments in oil exploration and development will increase
11% to around USD331.1billion
2007 Average Oil Price in International Market
USD72.3 Per Barrel
2008 Average Oil Price Forecasted at around USD80/barrel

Petrodata demonstrated that the number of offshore Jack-up rigs, semi-submersible rigs, the number of drilling rigs totaled 600 rigs, up 25 rigs from the comparative period; the number of vessels in operation reached 515, up 18 rigs from the comparative period.

Benefiting from the robust market trend in 2007, as the most sizeable integrated oilfield services provider in the China offshore market, COSL leveraged on the opportunities and delivered once again good results. The turnover of the four major businesses, namely drilling services, well services, marine support and transportation services, and geophysical services all recorded historic high levels, whereas overseas business also experienced rapid growth. The operating areas extended to countries and regions such as Indonesia, Myanmar, Australia, Mexico, the Middle East, Africa and Europe, achieving revenue of over RMB1.645 billion, up 49% from the comparative period of the previous year. COSL has been making headway towards the goal of "being one of the world's top class oilfield services enterprises".

2007 Drilling Services Revenue Increased

48.3%

to RMB3,921.7 Million



Water depth can be reached by present drlling equipment

5-457 m

Oil well drilling depth can reach to

6000-9000 m

BUSINESS REVIEW

Drilling Services Segment

We are the major supplier of China offshore drilling services, also an important participant of international drilling services, we mainly provide services such as drilling, module rigs and drilling platform management. All our drilling platforms are installed with advanced top drive system, high-output diesel engine and mud pump and high-power shale shacker are equipped with modernized purification systems. Our drilling facility team can drill wells with water depth of 5-457 metres and drilling depth of 6000-9000 metres, and has the full capacity to fulfill most drilling requirements under the predominately complicated conditions in offshore China. As of the end of 2007, we operated an aggregate of 15 drilling rigs, including 12 jack-up rigs and 3 semi-submersible rigs, among them one was a leased jack-up rig. Moreover, we provided module rigs services for clients in the Gulf of Mexico.

With the strong growth in oil demand in 2007, the oilfield services industry was constantly growing.Based on our original markets, we strived to develop new overseas markets for our drilling services business with on-shore drilling services contracts signed successfully with clients from Myanmar and Libya. Moreover, 4 module rigs operated for clients in Gulf of Mexico also achieved satisfactory results since the second half of the year.

As of 31 December 2007, out of the 15 drilling rigs that we operated (including one leased jackup), 8 were located in Bohai Bay, China, 5 were located in South China Sea, 1 was located at offshore Indonesia and 1 at offshore Australia.

Given the operation volume and price increase, our revenue of drilling services business in 2007 has been increased by 48.3% from the previous year, reaching RMB3,921.7 million, of which, the overseas revenue was RMB1,151.2 million, representing 29.4% of the revenue of this segment.

In 2007 the total number of days in operation for our drilling rigs was 5,308 days, representing an increase of 539 days from 4,769 days for the corresponding period of the previous year, of which: jack-up drilling rigs had 389 more operating days, mainly because COSL941 which commenced operation on 25 June 2006 operated 186 more days during the year, meanwhile days for maintenance decreased by 203 days. Semi-submersible drilling rigs had 150 more days, principally due to a decrease of 150 days from the previous year in accordance with the repair and maintenance plan. In 2007, the average calendar day utilization rate of drilling rigs was 97.0%, rose 7.0% from the same period of last year, of which 96.5% was jack-up rigs, and 98.6% was



Utilization Rate
%
79
93
85
91
99
97
2005
2006
2007
Semi-submersibles
Jack-up rigs



Day Rate
USD/Day
57,098
40,405
118,483
55,559
142,302
78,337
2005
2006
2007
Semi-submersibles
Jack-up rigs

semi-submersible. Both of their available day utilization rates have reached historic high of 100%.

In 2007, average day rate of drilling rigs was USD91,351/day (USD/RMB conversion rate was 1:7.3046 on 28 December 2007), which represented a 35% increase (an effective increase of 26% excluding the exchange rate differences) from USD67,830/day for the same period last year (USD/RMB conversion rate was 1:7.8087 on 28 December 2006.) Out of this, the average day rate for jack-up rigs was USD78,337/day, which represented a 41% increase (an effective increase of 32% excluding the exchange rate differences) from USD55,559/day for the same period last year; the average day rate for semi-submersible rigs was USD142,302/day, which represented a 20% increase (an effective increase of 12% excluding exchange rate differences) from USD118,483/day of the same period last year.

Well Services Segment

We possess over 30 years of experiences in well services and over 20 years of experiences in on-shore well services operation, we are a major supplier of China offshore well services, and we provide on-shore well services at the same time. Our major clients for well services include large scale petroleum and gas companies in China (such as CNOOC and Petrochina etc) and petroleum and gas multinationals (such as BP, Shell, ConocoPhillips and Chevron etc). We place strong emphasizes on technological research, we possess advanced technological facilities and an excellent management team and can provide comprehensive professional well services to clients, including but not limited to logging, drilling & completion fluids, directional drilling, cementing, well completion, well workover, oilfield production optimization etc.

In 2007 our well services continued to grow gradually both in China offshore and overseas market. We successfully concluded a cementing contract and a thermal well operation project in the Philippines.We also won a logging services contract in Indonesia. At the same time we expanded our cementing and drilling fluids services to the on-shore market and we were glad that we obtained new orders from domestic on-shore services.

2007 revenue for well services was RMB2,270.0 million, up RMB462.0 million or 25.6% from RMB1,808.0 million of the same period last year.

Logging

We are capable of providing logging and information explanation services with comprehensive contents for the exploration, development and production of open-hole logging and cased hole logging. Our logging centre possess world class ground logging collection treatment system facilities, casing pipe well, production well logging system and the Company's self-developed ELIS logging equipments and downhole logging equipments which can undertake various logging services such as exploration, development, engineering, production well etc. After the collection and treatment of logging data, our logging data treatment and information explanation centre will provide high quality logging


2007 Well Services
Revenue Increased
25.6%
to RMB 2,27


Logging Operation
trips
698
837
865
2005
2006
2007

information explanation services to clients.

In 2007 our 8 sets of ELIS system developed internally were successfully applied in Bohai Bay, Xinjiang, the Middle East and the Indonesia markets and won satisfaction amongst clients, paving a way for good development of logging services. In 2007, our logging services completed an operation volume of 865 logging trips, representing an increase of 28 logging trips or 3.3% compared to 837 logging trips from the same period last year. The corresponding business revenue was RMB416.5 million, up 43.4% from the corresponding period of the previous year.

Drilling fluids

We provide integrated services of drilling fluids and well completion fluids, drilling fluid solid control and drilling waste treatment services for our customers. Drilling fluids are made from clay and specialized chemicals and are used for lubricating the drill, carrying away the drilling dust, maintaining downhole pressure equilibrium and maintaining solid well body during the drilling process. Well completion fluids are used for protecting the petroleum and gas reserve during the well completion phase, thus raising the petroleum and gas production capacity. Drilling fluid solid control services controls the fixed phase contents of drilling fluids by advanced facilities in order to maintain good mobility of drilling fluids. Drilling waste treatment is in respond to environmental protection requirements to protect the environment. We possess all the drilling fluids like water-based, oil-based and synthetic-based fluids etc and all well completion fluids required by petroleum and gas drilling.

In 2007, we provided drilling fluids and well completion fluids services to a total of 290 wells, representing a decrease of 1 well compared to 291 wells from the same period last year. The corresponding business revenue was RMB386.6 million, up 25.3% from the corresponding period of the previous year. The major reason for the increase was the expansion of domestic on-shore market and the application of the new oil-based mud system resulting in rising services fees.


Drlling Fluids Operation
wells
368
291
290
2005
2006
2007



Directional drilling

We provide comprehensive directional drilling services including engineering design of cluster well, level well, extended-reach well, 3D multi-target directional well, slim directional well and casing sidetracking, on site work and surveying services. The directional drilling technology that we possess is capable of drilling specified reserve layer from multi-angle perspective, reaching several and separated geological targets from one ground surface position. We also have the capability of drilling level wells to raise the production capacity and reduce the development costs of each petroleum and gas well.

In 2007 we successfully introduced in succession directional drilling engineering services to clients in domestic on-shore oilfield market, no longer we explored new markets but also enhanced our operational capability in special conditions. As of the end of 2007, we completed a total of 581 directional drilling operations during the year, representing an increase of 339 operations from 242 in 2006. The corresponding business revenue was RMB350.8 million, up 9.9% from the corresponding period of the previous year.

Directional Drilling Operation


581
242
210
2005
2006
2007

Cementing

Our cementing services can cater for cementing engineering design, on site cement injection work and cementing facilities, tools services under different well conditions. Cementing means using professional facilities and tools to inject specially designed cement slurry into the annulus between case and well walls inside the wells, in order to support and strengthen casing of exploration wells and production wells, and to separate different geographic layers under the wells. With the introduction through cooperation and proprietary development, we possess facilities, tools and cement additives and software for cementing engineering design at advanced standard in the world. Our various advanced cement slurry systems can satisfy diverse cementing technical requirements for petroleum, gas and underground heat wells.

With the exploration of China on-shore market and overseas market in Papua New Guinea in 2007, our cementing services operated 474 wells in total, representing an increase of 142 wells compared to 332 wells in the same period last year. The corresponding business revenue for 2007 was RMB364.7 million, up 22.5% from the corresponding period of the previous year.

Cementing Operation


wells
474
332
249
2005
2006
2007

Well workover

Our well workover services mainly perform major repair, salvaging, monitoring and electric submersible pump etc for adjustment wells, production wells by providing professional drilling services personnel and facilities, using overseas and ground drilling and well workover rigs. In addition, we also provide related services such as construction, ancillary installation, operating, repair and maintenance of electric submersible pump and well workover rigs.

Our scope of well workover services enlarged constantly during 2007, additional construction of well workover and removal resulted in 15,944 team days for the year, representing an increase of 2,575 team days compared to 13,369 team days in the same period last year. The corresponding business revenue was RMB543.6 million, up 19.2% from the corresponding period of the previous year.

Well Workover Operation


team-day
15,944
13,369
8,483
2005
2006
2007

Well services such as production optimization

Our production optimization services mainly include two main parts-completion and sand control and production optimization skills and technologies. Completion and sand control services included selection of completion and sand control methods, design of completion string, design and work of completion and sand control, high end completion and sand control series skills, and development, design, manufacturing, repair and maintenance of tools and equipments. Production optimization sills and technologies services perform acidification, fracturing, coiled tubing, nitrogen, removal of the plugging, water locating, water injection, water shut-off, adjusting the profile, oil driving, sand flushing with nitrogen foaming or low-density fluid, well flushing, fluid discharge, and controlling the water coning technologies and filtering services etc to petroleum wells and oilfields through research on drilling and well completion skills and technologies, integrated geological commentary and description of petroleum reserve, engineering research on petroleum reserve.In addition, we provided oilfield chemical products, design of drilling and well completion overall development programme (ODP) and design of peripheral oilfield development program etc at the same time.

Thanks to the development of fracturing well and acidification businesses in China, our oilfield output lifting services performed 487 operations in 2007, representing an increase of 154 operations compared to 333 operations in the same period last year. The corresponding business revenue for 2007 was RMB207.8 million, up 52.5% from the corresponding period of the previous year.


Revenue of Well Services Segment
RMB Million
2007
2006
416.5
290.5
386.6
308.6
364.7
297.7
350.8
319.1
543.6
456.0
207.8
136.3
logging
drilling fluids
cementing
directional drilling
well workover
production optimization


Production Optimization Operation
trips
341
333
487
2005
2006
2007



Screen made by COSL



directional drilling project services for domestic onshore oil and gas market



ELIS logging system operated in the United Arab Emirates



2007 Marine Support and Transportation Revenue Increased

31.8%

to RMB1,374.5 Million

Marine Support and Transportation Services Segment

We possess and operate the largest and most comprehensive offshore utility transportation fleets in China. On 31 December 2007, the Company owned an aggregate of 70 utility vessels of various types, leased 5 utility vessels on a long-term basis, and at the same time owned 4 oil tankers, 5 chemical carriers, which were mainly operated in offshore China. The offshore utility vessels provide services for offshore oil and natural gas fields exploration, development and production, and are responsible for supplies, cargoes and crew transportation and standby services in the sea, and provide moving and positioning for drilling platforms, towing and anchoring services for offshore vessels. The oil tankers are used for transporting crude oil and refined oil and gas products. The chemical carriers are used for carrying chemical products such as methanol.

Our marine support and transportation services in 2007 still maintained a leading position in offshore China, with the rise in service price and operation of additional facilities, the revenue for the year reached RMB1,374.5 million, representing an increase of 31.8% from RMB1,042.8 million in the same period last year.

In 2007, our 70 working vessels operated a total of 24,229 days during the year, representing an increase of 561 days or 2.4% from the same period last year. The average available day utilization rate was 99.6%, representing an increase of 0.5% compared to the same period last year. The calendar day utilization rate was 94.9%, representing a slight decrease of 0.2% compared to the same period last year. In addition, the Company leased and operated 5 platform supply vessels from the joint venture company, Eastern Marine Services Ltd, and operated 642 days during the year.

Gross transportation volume of oil tankers for the period was 1,009,951 tons, a 26.8% decrease from 1,380,054 tons in the same period last year. Transportation volume of chemical carriers was 760,430 tons, an increase of 52.1% from 499,970 tons in the same period last year, mainly due to increased transportation volume brought by additional chemical carriers.

Working Days for Marine Vessles


days
23,220
23,668
24,229
2005
2006
2007



COSL 801



Fire Fighting Boat


2007 Geophysical Services Revenue Increased
65.8%
to RMB1,441.8 Million

Geophysical Services Segment



COSL 719

We are a major supplier of geophysical services for offshore China, at the same time we also provide services in other offshore regions, including South and North America, the Middle East, Africa and Europe. Our geophysical services are divided into two main categories: seismic services and surveying services. At present, we own 7 seismic vessels and 4 integrated marine surveying vessels.

Geophysical Services Segment

In 2007, the demand for geophysical services in China seashores continued to maintain an upward trend. The Company seized the favourable opportunities, made reasonable planning and raised the facility utilization efficiency. COSL718 6-streamer seismic vessel operated with closely schedule window, it collected data for 1,392 more square kilometers compared to the corresponding period of the previous year. Meanwhile, overseas business made a breakthrough with Oriental Pearl seismic vessel debuted its first overseas operation near China Vietnam border for 1,050 square kilometers, and realized an income of RMB101.2million.

3D Collection and Data Processing


KM
3D Collection
3D Data Processing
3,693
2,843
7,337
4,187
9,694
5,686
2005
2006
2007

2D Collection and Data Processing


KM
2D Collection
2D Data Processing
46,166
15,746
45,682
14,512
37,810
14,137
2005
2006
2007

With respect to seismic data collection, the Company's seismic vessel fleet collected data for a total of 9,694 square kilometer of 3D seismic data and 37,810 square kilometer of 2D seismic data in 2007. Among this, the 3D seismic data increased by 2,357 square kilometer, or 32.1% from 7,337 square kilometer of the same period last year. The main reason was that the demand in the 3D collection market in China was strong and the facilities operated on high efficiency level; the 2D seismic data reduced by 7,872 kilometer from 45,682 kilometer in the same period last year, say a fall of 17.2%, mainly due to a drop in domestic market demand and some vessels converted into 3D collection operation.

In terms of data processing, the volume of 2D data processing services amounted to 14,137 kilometer, down 2.6% from the same period last year. Whereas the volume of 3D data processing services reached 5,686 square kilometer as a result of higher market demand, and recorded a growth of 35.8% compared to the same period last year.

Surveying services

Revenue from surveying services in 2007 amounted to RMB295.5 million, up RMB63.2 million or 27.2% from RMB232.3 million in the same period last year. It was mainly because the improved operation efficiency of COSL709 integrated surveying vessel which was launched into operation in February 2005.

Integrated Project Management

Integrated project management is one of our core strategies and the indispensable key in long term development of the Company. In 2007 the Company has been devoted to its organization and operation and achieved integrated project management with a revenue of RMB660.6 million, representing 7.3% of our total revenue.

2007 IPM Revenue Contribution for COSL

7.3%

Contributed RMB660.6 Million

Technology and development

Research and development capability, technological level and its speed of advancement are the basic guarantee of a company's quality of development and sustainable development capability. We have always regarded technology as a long-term strategy of healthy, fast development. For years we have been increasing investments in research and development, enhancing the establishment of research and development management system, speeding up the speed of research and development and the efficiency of technological results conversion, such that our research and development capability improve gradually. In 2007, the Company saw leading research results, large scale development in ELIS-I logging equipment and application of drilling & completion fluid, new production optimization technologies gained market share for the Company and achieved satisfactory results. In 2007, we applied for 48 patents and were granted 23 patents, and at the end of the year we were in possession of 78 patents.


FCT Tested in Nanyang


ELIS Operating Site in Nanyang


ELIS logging system operated in the United Arab Emirates

Overseas Business Expansion

2007 Overseas Revenue Contribution for COSL

18.3%

Contributed RMB1,645.0 Million



COSL Overseas Operating Site



Cementing Services in Phillippines



COSL's engineers are making project explanation in Myanmar

While maintaining the leading role in the domestic market, COSL actively seeks operation opportunities in the world from a global perspective. In 2007 the results from overseas market sustained its rapid growth, total overseas operating revenue reached RMB1,645.0 million, up 49.0% from RMB1,104.0 million in the same period last year, representing an increase from 17.3% to 18.3% of our total revenue.

In 2007 we executed altogether 20 overseas projects, the operating regions expanded gradually, reaching countries and regions such as Indonesia, Australia, Mexico, Vietnam, West Africa etc, and made the first step in overseas onshore drilling services - the provision of onshoire drilling rig services for Liberia and Myanmar clients. On top of this, our drilling services provided module rigs services for PEMEX in Mexico, and achieved a revenue of RMB317.2 million; Nanhai 6 executed drilling operation contract in Australia, achieved a revenue of RMB415.9 million for the year; Nanhai 2 successfully completed services contracts in Myanmar and Indonesia, and made COSL brand an attractive one in overseas markets. For well services, the cementing project in Papua New Guinea advanced steadily, we also successfully won the directional drilling services for geothermal well project from the Philippines and the wire-line logging services operation contract from Indonesia. With respect to geophysical services, the geophysical vessel "Oriental Pearl" performed 3D collection service for 1,050 square kilometer near China Vietnam border.

With our good market exploration and constant improvements of our cooperation modes and operating methods, we have been gradually strengthening our operational capability in the internationalization context, targeting and striving to build up a first class international oilfield services company.

FINANCIAL REVIEW

Revenue

Once again the 2007 operating results of the Company recorded another historic high, the revenue reached RMB9,008.0 million, representing an increase of RMB2,643.2 million or 41.5% from RMB6,364.8 million for the same period last year, mainly attributable to an increase in operation volume, service fees increment, overseas market expansion and highly efficient operation of new facilities due to market development.

In 2007, the rise in service fees for drilling services, highly efficient operation of COSL941, overseas market expansion and diversification of services enabled the revenue to climb to RMB3,921.7 million, translating into an increase of RMB1,277.2 million or 48.3% from RMB2,644.5 million for the same period last year.


Overall Revenue
RMB Million
4,788.8
6,364.8
9,008.0
2005
2006
2007

2007 revenue well services was RMB2,270.0 million, up RMB462.0 million or 25.6% from RMB1,808.0 million for the same period last year. The increase in revenue was mainly attributable to a rise in our service fees due to high technology and as well as increased workload and overseas market expansion.

Given the rise in our service fees and the new facilities under operation, 2007 revenue from marine support and transportation services rose RMB331.7 million or 31.8% to RMB1,374.5 million from RMB1,042.8 million for the same period last year.

Driven by the highly efficient operation of COSL718, outstanding overseas expansion and increased workload, 2007 revenue from geophysical services attained a historic high of RMB1,441.8 million, representing an increase of RMB572.3 million or 65.8% from RMB869.5 million for the same period last year.

Other Revenues

In 2007, the other revenues amounted to RMB38.6 million, compared to RMB31.3 million for the same period last year, representing a growth of 23.2%.

Operating Expenses

As of 31 December 2007, operating expenses totaled RMB6,219.2 million, representing an increase of RMB1,215.3 million or 24.3%, over RMB5,003.9 million for the same period last year. Of which, depreciation charge was RMB1,042.1 million, increased by 15.8%, mainly attributable to the addition of 4 module rigs in Mexico, 1 second hand work vessel, 4 chemical tankers and the depreciation charge of COSL941 for half a year; labour costs totaled RMB1,123.0 million, increased 19.9%, attributable to assembling staff for the additional facilities and the corresponding increase in staff allowances due to saturated workload; repair and maintenance costs totaled RMB317.5 million, decreased by 10.9%, mainly attributable to reduced number of days of drilling rig repair; costs relating to consumption of materials and other services totaled RMB2,524.5 million, increased by 30.5%, mainly attributable to saturated workload, increased workload due to the addition of new projects as well as a rise in raw materials prices; sub-contracting costs totaled RMB357.2 million, increased by 73.1% because of increased sub-contracting work due to saturated workload and insufficient facilities; lease expenses totaled RMB365.7 million, increased by 16.7% because of increased lease expenses for seismic data collection standby vessel and because of an increased number of leasing days of chemical tankers to meet business needs; other sales and management fees totaled RMB102.0 million, increased by 25.6%; other operating expenses totaled RMB387.1 million, increased by 41.1% attributable to a rise in technological research costs and fees for intermediary organizations to meet business needs. In addition, RMB8.0 million was donated to "Hope Project" during the year for setting up COSL Hope Primary Schools in Yunan and Hainan etc.

2007 operating expenses for drilling services amounted to RMB2,445.7 million, up RMB455.0 million or 22.9% from RMB1,990.7 million for the same period last year. Of which, depreciation charge amounted to RMB514.4 million, up 31.5%, principally attributable to the addition of 4 module rigs in Mexico on top of depreciation charge of COSL941 for half a year; labour costs amounted to RMB390.5 million, up 14.2% as a result of the corresponding increased number of staff catering for the commencement of new projects; costs relating to consumption of materials and other services amounted to RMB1,049.0 million, up 40.1% as a result of increased workload and rising fuel and raw materials costs; repair and maintenance costs amounted to RMB139.1 million, down 38.0%, principally attributable to a decreased number of repair and maintenance days of drilling rig repair; sub-contracting costs amounted to RMB28.2 million; lease expenses amounted to RMB120.6 million, down 3.8%; other sales and management fees amounted to RMB42.5 million, up 16.1%; other operating expenses amounted to RMB161.5 million, up 38.3%, principally attributable to increased trip expenses due to overseas expansion. In addition, intermediaries' fees also increased business development needs.

2007 operating expenses for well services amounted to RMB1,889.0 million, rose RMB434.5 million or 29.9% from RMB1,454.5 million for the same period last year. Of which, depreciation charge reached RMB194.3 million, rose 7.2%; labour costs were RMB336.2 million, rose 28.1%, mainly attributable to assembling staff for the additional facilities and the corresponding increase in staff allowances due to increased workload; repair and maintenance costs were RMB37.4 million, rose 35.5%, mainly attributable to increased facilities repair and maintenance for the year; costs relating to consumption of materials and other services amounted to RMB811.1 million, rose 19.8%, mainly attributable to the corresponding increase in raw materials consumption due to increased operation volume on top of rising raw materials costs; sub-contracting costs were RMB276.4 million, rose 102.5%, caused by the fact that existing facilities could not meet operational needs prompted by saturated workload, so sub-contracting to external parties was made; lease expenses were RMB62.0 million, fell 1.9%; other sales and management fees were RMB27.7 million, rose 34.5%, caused by expenses such as trip expenses and personnel costs for overseas assignments; other operating expenses amounted to RMB144.0 million, rose 68.0%, caused by increased technological research expenses.

2007 operating expenses for marine support and transportation services were RMB971.6 million, increased by RMB144.3 million or 17.4% from RMB827.3 million of the same period last year. Of which, depreciation expenses were RMB199.7 million, decreased by 5.2%; labour costs were RMB241.8 million, increased by 12.4%; principally attributable to the corresponding increase in the number of staff due to the additional facilities plus increased staff allowances; repair and maintenance costs were RMB101.3 million, increased by 55.1% as a consequence of the addition of COSL671 last year end and COSL672 this year as well as repair and maintenance work of 5 vessels of the join venture companies necessitated by work needs together with rising repair and maintenance costs; costs relating to consumption of materials and other services were RMB274.9 million, increased by 30.1%, principally attributable to an increase in raw material consumption due to the addition of a work vessel and 4 chemical vessels on top of rising raw materials costs; sub-contracting costs were RMB0.7 million, increased by RMB0.7 million compared to the same period last year; lease expenses were RMB101.4 million, increased by 37.2%, principally attributable to the leasing of 5 utility vessels from the joint venture during the year, plus increased

Total Operating Expenses

RMB Million


3,951.4
5,003.9
6,219.2
2005
2006
2007

Operating Profit

RMB Million


850.3
1,392.2
2,827.4
2005
2006
2007

leasing of chemical tankers externally to adopt to the needs of the chemical transport market; other sales and management fees were RMB14.8 million, increased by 16.5%; other operating expenses were RMB37.0 million, decreased by 3.1%.

2007 operating expenses for geophysical services stood at RMB912.9 million, an increase of RMB181.4 million or 24.8% from RMB731.5 million of the same period last year. Of which, depreciation expenses were RMB133.7 million, an increase of 14.1%, mainly because of increased depreciation on facilities additions to maintain facilities operating on high efficiency; labour costs amounted to RMB154.4 million, an increase of 31.6%, because of an increase in the number of staff due to saturated workload plus increased staff allowances; repair and maintenance costs arrived at RMB39.8 million, an increase of 1.3%, costs relating to consumption of materials and other services arrived at RMB389.6 million, an increase of 31.0%, because of increased workload and rising prices; sub-contracting costs arrived at RMB51.9 million, a decrease of 19.2%; lease expenses amounted to RMB81.7 million, an increase of 60.2%, mainly because of rising lease expenses of standby vessel and positioning vessel due to increased operation volume; other sales and management fees amounted to RMB17.1 million, an increase of 50.0%, because of increased intermediary organization consultancy fees and technological research expenses to meet business expansion needs; other operating expenses were RMB44.7 million, up 32.6%, because of an increase in personnel costs of overseas assignments and an increase in charity donation.

The Company achieved RMB2,827.4 million operating profits for 2007 due to the robust growth of drilling services, geophysical services and marine support and transportation services, representing an increase of RMB1,435.2 million or 103.1% compared to RMB1,392.2 million of the same period last year. Of which, drilling services achieved operating profits of RMB1,489.4 million, representing an increase of RMB823.8 million or 123.8% compared to RMB665.6 million for the same period last year. Well services achieved operating profits of RMB390.6 million, representing an increase of RMB30.0 million or 8.3% compared to RMB360.6 million for the same period last year. Marine support and transportation services achieved operating profits of RMB409.5 million, representing an increase of RMB193.9 million or 89.9% compared to RMB215.6 million for the same period last year. Geophysical services achieved operating profits of RMB538.0 million, representing an increase of RMB387.5 million or 257.5% compared to RMB150.5 million for the same period last year.

Financial Expenses

2007 financial expenses amounted to RMB74.0 million, compared with RMB55.5 million for the corresponding period of the previous year. The major reason for the increase of RMB18.5 million in financial expenses was that exchange loss rose by RMB67.2 million, financing costs reduced by RMB5.1 million, while interest income rose by RMB43.6 million.


Dividend
RMB Cents
4.1
6.0
12.0
2005
2006
2007

Share of profits from jointly-controlled entities

In 2007, our share of profits from jointly-controlled entities arrived at RMB113.2 million, representing a decrease of RMB0.3 million or 0.3% compared to RMB113.5 million for the same period last year.

Profit before tax

In 2007, the Company achieved profit before tax of RMB2,866.6 million, representing a growth of RMB1,416.4 million or 97.7% compared to RMB1,450.2 million for the same period last year. The increase was mainly attributable to higher growth in our drilling services, geophysical services and marine support and transportation services.

Income tax

The net income tax expense for the Company in 2007 was RMB629.0 million, representing an increase of RMB307.0 million or 95.3% from RMB322.0 million in 2006, for which we recorded tax liabilities of RMB901.3 million in 2007, offset by a tax refund of RMB272.3 million as a result of the approval of our status as an advanced technology enterprise.

Profit after tax

Our profit after tax in 2007 reached RMB2,237.6 million, recorded an increase of RMB1,109.4 million or 98.3% compared to RMB 1,128.2 million for the corresponding period of the previous year.

Dividends

The Company did not declare interim dividend for 2007. The Board of Directors proposed to distribute a final dividend of RMB539.4 million, which is RMB0.12 per share.

Debt Servicing Ability and Funding Resources

Cash and cash equivalents at the beginning of the 2007 were RMB2,192.3 million, the net cash inflow from operating activities for the period was RMB2,973.9 million, net cash outflow from investing activities was RMB5,354.1 million, net cash inflow from financing activities was RMB7,008.1 million, net amount due to currency translation differences was RMB-23.1 million, as of 31 December 2007, our cash and cash equivalents were RMB6,797.1 million.

Cash generated from operations

The net cash generated from operating activities amounted to RMB2,973.9 million, representing an increase of RMB1,104.2 million or 59.1% from RMB1,869.7 million for the same period last year. Among others, operation activities generated cash inflow RMB2,827.4 million, depreciation of properties, factory buildings and equipment generated cash inflow RMB1,042.1 million, sale of properties, factory buildings and equipment and salary and bonus payable generated cash inflow RMB18.9 million and RMB159.8 million respectively, impairment of account receivable and provision for inventory generated cash inflow RMB6.1 million, and preferential tax treatment for high-tech enterprise generated cash inflow RMB272.3 million. Meanwhile, increasing receivables caused cash outflow RMB627.7 million, tax payment and increase in inventory caused cash outflow RMB596.5 million and RMB128.5 million respectively.

Capital Expenditure

Facility capability is an important base for a company's productivity, seizing opportunities to enlarge and solidify this base is extremely important for a company's development. For years, COSL has been seizing every opportunity to constantly increase investments in facilities, and continue to expand the Company's production capacity. In 2007, the Company once again increased investments, continued to accelerate the speed of acquiring more facilities, capital expenditure for the year reached RMB3,465.5 million, increased RMB750.3 million or 27.6% compared to RMB2,715.2 million in the same period last year. Of which, capital expenditure for drilling services was RMB1,825.6 million, mainly used for building 1 400-feet jack-up drilling rig, 2 350-feet jack-up drilling rigs, 4 sets of module rigs in Mexico and 2 ground drilling rigs. Capital expenditure for well services was RMB651.4 million, mainly used for building 2 multi-function drilling platforms (LIFTBOAT) and purchasing cementing, logging equipments and facilities etc. Capital expenditure for marine support and transportation services was RMB411.9 million, mainly used for building 18 oilfield utility vessels, purchasing 4 chemical tankers. Capital expenditure for geophysical services was RMB576.5 million, mainly used for converting 1 platform supply vessel into 8-streamer geophysical vessel.

Cash Inflow from Financing Activities

In 2007, net cash inflow from financing activities amounted to RMB7,008.1 million. The sources of financing were: RMB6,740.0 million being the total amount of funds raised by issuing RMB ordinary shares (A share) for 500 million shares in Shanghai Stock Exchange in September 2007; 15-year corporate bonds at fixed coupon rate of 4.48% for an aggregate amount of RMB1,500.0 million issued in May 2007; a loan of RMB344.0 million from China Import-Export Bank for the purchase of module rigs in Mexico in February 2007. Cash outflow from financing activities mainly include the payment of share issuance fees of RMB141.2 million, repayment of short term loan of RMB1,150.0 million, repayment of accounts payable of RMB200.0 million to CNOOC, payment of bond issuance fees of RMB20.4 million, payment of dividends of RMB239.7 million and interest payment of RMB43.7 million.

Others

(1) Operating revenues,operating costs,operating profit of main businesses by sub-sector or product line in accordance with SSE

Operating revenues, operating costs, operating profit margin for each business segment are prepared in accordance with China accounting standard as per the following chart:

(The following chart involves financial data extracted from audited financial statements of the Company prepared in accordance with China accounting standard)

Unit: Million Currency: RMB

Sub-sector or product line	Operating revenue	Operating costs	Operating profit margin	Increase/decrease of operating revenue from the same period last year (%)	Increase/decrease of operating costs from the same period last year (%)	Increase/decrease of operating profit margin from the same period last year (%)
Drilling services	4,020.2	2,313.1	40.0	47.9	23.8	11.5
Well services	2,323.4	1,791.3	20.6	26.3	29.0	-2.2
Marine support & transportation services	1,417.7	926.7	31.6	32.1	17.2	8.1
Geophysical services	1,480.6	859.3	39.3	65.8	22.7	20.3
Total	9,241.9	5,890.4	33.7	41.7	24.1	8.9

(2) Operating revenue by region

Operating revenues by region prepared in accordance with China accounting standard are as per the following chart:

Unit: Million Currency: RMB

Region	Operating revenue	Increase/decrease of operating revenue compared to last year (%)
Domestic	7,596.9	40.2
Overseas	1,645.0	49.0
Total	9,241.9	41.7

OUTLOOK

2008 has just started, the financial market has been affected by the subprime crisis, the international oil price has successively surpassed the USD 100 mark, the risk of global inflation has increased. All those factors lead to uncertainties on whether the global economy will slow down and whether further volatility is still developing, while the economic system of the emerging market still maintain strong growth momentum. The International Monetary Fund (IMF) predicted that the global economic growth rate for 2008 will be 4.8%, among this the developed countries will grow by 2.2% only, the developing countries will grow by 7.4%. Given the economic growth in the emerging markets, the International Energy Agency (IEA) predicted that the global oil demand will be 87.8 million barrel/day, up 2.5% from 2007; the IMF predicted that the global oil demand will grow by 1.3-2 million barrel/day, whereas on the supply side, it is predicted that the non-OPEC supply will increase by 1 million barrel/day, pressure will be exerted to the OPEC producing countries for the shortfall. On the fundamental perspective of tight crude oil demand-supply situation and falling petroleum inventory and given the combined diverse factors such as geo political conflicts, manipulations by investment funds, weak USD exchange rate, it can be predicted that international oil price will likely to stay at high levels. This will stimulate petroleum companies to further enhance the fight for resources and to increase the intensity of exploration and production. According to a forecast by Lehman Brothers Inc. of USA, global investment in oil exploration and production for 2008 will increase by 11% to reach approximately USD331 billion. At the same time, the investment pattern will evolve further towards deep water exploration and into regions outside North America. It is predicted that investment in deep water E&P will grow by 20%, the investment in oil E&P outside North America will also grow by 16%.

Given the impact of the austerity policy, and on the basis of the economic policy of "tight monetary policy and prudent fiscal policy", several organizations including the Bank of China, Deutsche Bank, Asia Development Bank predicted that the economic growth of China will reach approximately 10.5% in 2008, lower than the 11.5% in 2007, a slowdown from high level. The White Paper titled "The Economic Operation of Petroleum and Petrochemical Industry in China" predicted that the crude oil production in China in 2008 will reach 189 million tons, up 1.6% compared to 186 million tons in the corresponding period in 2007, however the crude oil demand in 2008 will reach 370 million tons, up 5.6% compared to 2007. In 2008 China's petroleum import reliance will reach an approximate 47%. According to the 2008 Strategic Guidelines released by CNOOC Ltd, its capital expenditure will arrive at USD5.24 billion, of which the investment in exploration will increase by 52% to reach USD1.04 billions, the investment in production will increase by 41% to reach USD4.15 billion. The data shows that China offshore oilfield service market in 2008 will present another promising picture.

In 2008, COSL will seriously analyze the situation, diagnosis the issues accurately, formulate strategies in a scientific manner, seizes precious opportunities in the market, following the trend, accelerate development to attain sizeable scale and power. The four core strategies are as follows: 1. To set long-term objectives and optimize market operational capability. To adopt different management styles in respond to local conditions both locally and overseas. To streamline optimal resource allocation within the organization through regional consolidation. To effectively hedge against risks by setting up legal protection via coordination of financial resource planning; 2. To improve technology and enhance technological research and development capability. Based on the criteria of the Company's development strategies, to make the drilling technology and its ancillary assembling technology as the research and development focus in order to satisfy customer needs and market needs, such that competitive advantage will be more outstanding; 3. To open new channels and solve production capacity expansion problems. To consolidate own facility technology management resources and coordinate project management, to intensify facility and team building; to develop and utilize external resources to make up for the Company's internal sufficient production capacity, resulting in increasing revenue, profit generation and market conquer; 4. To maintain safety protection and improve QHSE staff training system. To stress on and create a safety culture as usual, to implement staff training in a concrete fashion, to purchase existing on-site model training equipments in the world, to design training plans and teaching methods carefully, to cultivate QHSE mentality and skills among staff in line with changes.

As a matter of fact, there are various inherent risks in the development of the Company. Oilfield service industry depends on natural resources like oil and gas, uncertainties associated with natural resources create difficulties in our operation, and meanwhile, pace of economic development may also determine demand for oilfield services. However, we have confidence in taking effective measures to avoid risks in future operation, to promote and push for safe operation, and achieve a healthy and steady development of the Company.

The year 2008 will be an important year for the Company in achieving long term goals. An overview of the year shows that overseas on-shore drilling projects will be launched smoothly, our second 400-feet jack-up drilling rig (COSL942) will bring months workload 8-streamer seismic vessel COSL719 and 9 working vessels will also commence production consecutively, at the same time the prices of our drilling and marine support and transportation operations will remain competitive. With new equipment installed, new project commenced, COSL, with also a high spirit, will continue to strive to present a fast growing and prosperous Olympic Year 2008.

Quality, Health, Safety and Environmental Protection

The Company is devoted to the scientific development perspective as our principle direction. To be fully responsible to our community, our shareholders and our staff, we shoulder the social obligations through dedicating our production and operation development to our policy of quality, health, safety and environment (QHSE), and establishing a long-term effective QHSE operational management system. In 2007, the Company achieved record highs in sales and efficiency while maintaining a safe and stable production. The environmental conditions continued to improve and the health of our staff was further protected. A harmonious development was promoted.



COSL QHSE Management System



Platform Escaping Drill



COSL 2007 Employees' Basketball Match

I A safe production continued to remain stable

In 2007, the Company enforced the overall requirements of "a perfect system, good foundation and execution of responsibilities" and scrutinized executions of jobs relating to quality, safety and environmental protection. The quality of services and the standard of safety and environmental protection were enhanced continuously while unit energy consumption and resources consumption were further reduced. In 2007, the OHSA was 0.25, which had dropped by 0.04% compared to 2006.

II. Progressively improving and consolidating the operation of QHSE management system

In 2007, the Company further consolidated the uptake of QHSE at business departments and branch offices, which put in place a complete QHSE management system and offered an effective operation in the system. At the same time, the Company organized multi-layered inspections and assessments on QHSE which focused on examining and evaluating the thorough implementation of QHSE and any inadequacy so as to continuously improve the management system.

III. Value the human factor and create a harmonious and healthy working atmosphere

The Company continued to enhance all staff's production operating skills and strengthen occupational hygiene management. We took the lead in upgrading our staff, encouraging them to carry out their duties cautiously, cultivated their self-awareness in safety measures, developed a concern about safety production and took the initiative to eliminate potential hazards to the workplace. We also administered checkups on occupational health for our staff on a regular basis to equip staff with better physical conditions to protect the safety and health of our staff so that a harmonious working atmosphere could be built up.

IV. Prevention first. Complete contingency planning and response system

With prevention being the top priority, the Company held 28 sessions of corporate QHSE training during last year and more than 1,000 staff attended the sessions. Complete-tracking monitoring was also conducted to tackle potential hazards through administering dynamic inspections on large-scaled equipment and key departments by specialized agents. The headquarters, together with the branch offices and the business departments, worked out a complete contingency planning for different categories of events so as to reinforce practice in contingency management and strengthen the Company's ability to tackle the occurrence of unexpected incidents.

V. Promote clean production. Implement resources saving measures. Our standard of environmental management continued to improve

In 2007, the Company tightened controls on sources of pollutions with close inspections. Energy saving and reduced emissions helped raise efficiency ratio of resources and protect the environment. Energy consumption of output value was 0.0703 per unit, a decrease of 14.6% compared with last year; energy consumption by added value was 0.1116 per unit, a decrease of 18.7% compared with last year.

Corporate Governance

Corporate Governance Report 2007

Pursuant to Company Law, Securities Law, related law and regulations of China Securities Regulatory Commission and related requirements of Hong Kong Stock Exchange, the Company constructed and improved the corporate governance structure of the Company, establishing a modern enterprise system. The Board of Directors has paid high level of attention and care to corporate governance and, in 2007, adopted a number of measures to strengthen the relevant work, which mainly included:

1. Amendment of the Articles of Association and Rules of the Board of Directors, Rules of the Board of Supervisors, Rules for the Annual General Meeting, which are from the basic system of corporate governance. Such amendments not just meet the supervisors' requirement on the relevant system of the Company, but also enhanced the completeness of measures on corporate governance and such system. One of the important measures was the addition of a special provision regarding the method of vote count for director elections. The new method of vote count gives more weighting on the vote of the public shareholders when electing directors (refer to Chapter 3 in this report for detail).
2. During the issue of A shares by the Company in the year, the Board organized training for directors, supervisors and senior management members on governance requirements of listed companies, allowing the above mentioned personnel of the Company to acquire a additional understanding on the basic principles, visions and requirements on corporate governance.
3. Amended and issued administrative documents regarding the Company's securities transactions carried out by internal personnel at the Company (including directors, supervisors, senior management members and Company personnel who, due to their duties, are in contact with price sensitive information), and set up a registration system for securities transactions carried out by the relevant personnel. The relevant system adopted a higher standard of governance, for instance, it is stipulated by the Company that personnel who, due to their duties, are in contact with price sensitive information have to observe the same regulations as the directors, supervisors and senior management members.

Besides, while being in compliance with the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company has been executing a higher standard, including adopting the Code on Corporate Governance Practice attached to the provisions set out in the rules (the "Listing Rules"). For instance, A. 3.2 of the Code on Corporate Governance Practice which states that the proportion of the number of independent non-executive directors in the Board should be at least 1/3, has been adopted by the Company since its listing in 2002. At present, the proportion of the number of independent non-executive directors in the Board is over 1/3. Besides, since the set up of the Nomination Committee in the Company in 2005, independent non-executive directors have been the majority in the committee, which is in compliance with the provision of A.4.4 of the Code of Best Practices. Furthermore, regarding the Director and Officer Liability Insurance and promotion of communication between the independent non-executive directors and the chairman, the Company has also adopted the Code on Corporate Governance Practice in the Listing Rules.

After reviewing the observance of the provisions in the Listing Rules, the Board considered that, in the observance of Article E 1.2 on the Code on Corporate Governance Practice during the reporting period, the Company should conduct detailed explanation to the shareholders: the Company convened the Annual General Meeting on 6 June 2007. The Annual General Meeting for the year was presided over by the Vice Chairman and the Chief Executive Officer, Mr Yuan Guangyu, of the Company because the Chairman was unable to chair the meeting due to other urgent business, and it was stated in the Articles of Association of the Company that such meetings can be chaired by the Vice President. The Board considered after the issue of A shares by the Company, the number of public shareholders attending the Annual General Meeting has increased significantly, and in general during the meeting, shareholders will raise enquiries to the Company regarding the actual situation. Participation in and presiding over the meeting by executive director facilitates better response to the shareholders' enquiries.

Apart from the above disclosures, the Board of the Company is not aware of any information that sufficiently reflect any deviation from the provisions set out in the Listing Rules, and the Board considers the Company has adequately complied with other requirements in the Listing Rules.

In view of 500 million A shares listed in Shanghai Stock Exchange in September 2007, the Board reviewed the Company's conditions of compliance with listing corporate governance regulatory documents issued by China Securities Regulatory Commission during the reporting period, and considered there was no actual difference between the governance conditions of the Company during the reporting period and requirements of such documents.

I Director's Involvement in Securities Transactions

Following specific enquiries with all directors, the Board confirmed that during the 12 months ended 31 December 2007, the provisions of the Model Code for Securities Transaction by Directors of Listed Issuers ("the Model Code") set out in Appendix 10 of the Listing Rules were observed. At present, the Company has adopted a code of conduct for securities transactions by directors that exceed the provisions set out in the Model Code (such as more strict regulations regarding disclosure compared to the Model Code). Upon specific inquiries, it was considered that all directors have confirmed they were in strict compliance with the provisions of the Model Code.

II. The Board of Directors

(I) Composition of the Board of Directors

The composition of the Board of Directors during the year and/or on the date of this report is as follows:

Chairman: Fu Chengyu	Executive directors: Yuan Guangyu, Li Yong
Non-executive director: Wu Mengfei	Independent non-executive directors: Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang

The Board of Directors convened five regular meetings during the year, and all directors attended all meetings of the Board during the year. Interim Board Meetings can be called for to discuss other ad hoc items that are not within the regular Board Meeting's agenda, and require approvals from the Board, or, according to provisions of Articles of Association that, after the Chairman has served the Board's proposed resolutions in written form to the members of the Board for voting, the items will become valid resolutions upon signing by the number of directors which meets the quorum as stated in the Articles of Association. Decisions regarding disclosure of the Company's business results and important investment projects will be made in regular Board Meetings or interim meetings.

(II) The Roles of the Board of Directors and the Management

The Articles of Association of the Company clearly define the duties and functions of the Board of Directors and the Management. The responsibilities of the Board of Directors are as follows:

1. Convene shareholders' general meetings and report the Board's work at such meetings;
2. Implement the resolutions of shareholders' general meetings.
3. Decide on the Company's business plans and investment plans;
4. Formulate the Company's annual budgets and accounts;
5. Formulate the Company's plans for profit distribution and plans for recovery of losses;
6. Formulate plans for increase or decrease in the Company's registered capital and the issue of corporate debentures;
7. Formulate plans for merger, division or dissolution of the Company;
8. Decide on the establishment of the Company's internal management structure;
9. Appoint or dismiss the President of the Company (i.e., Chief Executive Officer), and at the recommendation of the President, appoint or dismiss the Vice President and other members of senior management (including the financial controller), and fix their remuneration; appoint or replace the members of the Board of Directors and Board of Supervisors of wholly owned subsidiaries, and appoint, replace or recommend representatives of shareholders, directors and supervisors of controlled subsidiaries and subsidiaries with equity holding;
10. Formulate the Company's basic management system;
11. Formulate proposals for amendments to the Company's Articles of Association;
12. Exercise the Company's power of financing and borrowing and decide on matters of leasing and contracting in accordance with the provisions of relevant laws, regulations, these Articles of Association as well as the authorization of shareholders' general meetings;
13. Propose to shareholders' general meetings the appointment or replacement of accounting firms as auditors for the Company;
14. Other duties and powers under the Articles of Association or conferred by shareholders' general meetings.

The duties and functions of the Company's management is mainly defined in the Articles of Association and other corporate documents of the Company and are principally concerned with the responsibilities and powers of the President (i.e., Chief Executive Officer), which mainly include:

1. Taking charge of management of production and operation of the Company, and organizing and implementing the Board"s resolution;
2. Organizing and implementing the annual business plan and investment proposals of the Company;
3. Formulating plans for the internal management organizations of the Company;
4. Formulating the Company's basic management system;
5. Formulating the Company's basic rules and regulations;
6. Proposing the appointment or dismissal of the Vice Presidents or the Chief Financial Officer of the Company;
7. Appointing or dismissing management members that are not to be appointed or dismissed by the Board of Directors;
8. Deciding on the awards and punishments, promotion and demotion, salary increment and decrement, recruitment, appointment, dismissal and resignation of the Company's staff;

9. Representing the Company to handle important business with external parties in accordance with the authorization from the Board of Directors;
10. Planning the Company's strategies and organizing and implementing such strategies, and reporting to the Board on a regular basis about the state of implementations and the effects;
11. Carrying out the work of the Investment Supervisory Committee of the Company and reporting to the Board on the Company's investment behaviour;
12. When any position of senior management members appointed by the Board in the Company is left vacant, before the Board approves for a new appointment, the President may carry out the duties and functions of the position or introduce other temporary arrangements.
13. Other duties and powers under the Articles of Association or conferred by the Board of Directors.

In short, the division of functions between the Board of Directors and the management of the Company is very clearly defined. All important matters of production and operation, and disclosure of business results are all decided by careful discussion at the Board Meetings. The directors have discharged their duties in good faith and with diligence when they make the respective decisions, and played an important role in relation to risk control.

(III) Amendments to the method of vote count at election of directors in the Articles of Association of the Company

The Annual General Meeting convened on 6 June 2007 approved the amended Articles of Association of the Company, in which provisions regarding the vote count of election of directors and supervisors were added under Article 84. That is "During the voting at the Annual General Meeting, according to these Articles of Association or the Annual General Meeting's resolution, accumulated vote method is to be implemented."

Progressive vote method refers to circumstances when directors or supervisors are elected at the Annual General Meeting; Each share holds the same voting power as the number of the director/supervisor-nominees. The voting shares can be collectively used.

(IV) Particulars of general meeting convened by the Board during the reporting period were set out in "Summary on General Meetings" of this annual report. In the opinion of the Board, the Company complied with all requirements of resolution of the general meeting during the reporting period; and reviewed implementation condition of general meeting by the Company, and considered there was no problem occurred in implementation of resolution of general meeting.

(V) Other matters

During the period under review, the number and qualifications of independent non-executive directors of the Company were in compliance with Rules 3.10 (1) and (2) of the Listing Rules and the independence of current independent non-executive directors of the Company is in compliance with the requirement set out in the Listing Rules 3.13.

III. Chairman and Chief Executive Officer

The functions of the Chairman and the Chief Executive Officer of the Company are clearly defined and such positions are at present separately held by two persons, i.e., Fu Chengyu as Chairman and Yuan Guangyu as the Chief Executive Officer.

IV. Terms of office of non-executive directors are as follows:

The term of office of Fu Chengyu and Andrew Y. Yan is from 20 September 2005 to 19 September 2008. The term of office of Gordon C.K. Kwong is from 30 October 2005 to 29 October 2008. The term of office of Wu Mengfei and Simon X. Jiang is from 27 May 2007 to 26 May 2010.

V. Directors' Remuneration

(I) The composition and functions of the Remuneration and Review Committee

1. The Remuneration and Review Committee of the Company consists of five members, namely Andrew Y. Yan, Gordon C.K. Kwong, Simon X. Jiang, Yuan Guangyu and Wu Mengfei, of which three are independent non-executive directors and Andrew Y. Yan, independent non-executive director, acts as Chairman.
2. The functions of this committee are to formulate the standard for assessing the performance of directors, supervisors and members of senior management and to conduct such assessment, formulate and review the remuneration policy and scheme for directors, supervisors, and the senior management.

(II) The work of the Remuneration and Review Committee during the year

During the period under review, the committee has heard of the report about the implementation state of the appreciation rights of the Company's senior management.

VI. The Nomination of Directors

(I) The composition and functions of the Nomination Committee

1. The Nomination Committee of the Company consists of three members, namely Yuan Guangyu, Andrew Y. Yan, and Simon X. Jiang, of which two are independent non-executive directors and Yuan Guangyu acts as Chairman.
2. Major functions of the committee are to select and recommend candidates for directors of the Company and to recommend the standards and procedures for selecting such candidates.

(II) The work of the Nomination Committee during the year, procedures and standards for nomination

The Nomination Committee held two meetings during the period under review which were attended by all members. Decisions regarding arrangements for the renewal of the terms of office of directors, nomination of the Vice chairman and nomination for appointment of several senior management members were made during the meetings.

The Nomination Committee nominated directors and senior management members according to the following procedure:

1. Communicated with the management of the Company and researched on the need of the Company for new directors and senior management members;
2. Sought extensively for the right candidates for directors and senior management from within the Company and from controlled (and investee) enterprises as well as in the recruitment market;
3. Collected information about the occupation, education qualification, titles, detailed working experience, part time jobs, etc of the preliminary candidates;
4. Sough the consent of nominees for nomination without which they could not become candidates for directors or members of senior management;
5. Convened meeting of the Nomination Committee, examined the qualifications of preliminary candidates for directors and Secretary to the Board with reference to the requirements regarding such positions as well as the qualifications required for positions of other senior management personnel nominated by the President;
6. Before electing new directors and appointing new senior management personnel, the Nomination Committee should recommend candidates for directors and new senior management personnel to be appointed and forward relevant materials to the Board.
7. Follow-up on decisions of the Board and feedback opinions.The standard of the committee to select and recommend candidates for directors and senior management is to meet the need of the Company and should review candidates' working experience, ability and personal integrity.

VII. The Remuneration and Appointment of Auditor

The Company re-appointed Ernst & Young as auditor of the Company and the fees for the audit and non-audit work provided to the Company during the reporting period were as follows:

The audit fees totaled RMB 6,400,000.00.
The non-audit fees of advising the Company on its business risks assessment project system implementation and providing tax consultation for overseas business totaled RMB 2,420,000.00.
In addition that, the costs of inssue of A shares during the report period include payment of RMB 4,290,000.00 to the auditor.

VIII.The Audit Committee

(I) The composition and functions of the Audit Committee

1. The Audit Committee consists of three members, namely Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang, all of whom are independent non-executive directors and Gordon C.K. Kwong acts as the Chairman.
2. The functions of this committee are to review the accounting policy, financial condition and financial reporting procedures of the Company; to review the internal control structure; to recommend and engage external audit body; and to be mainly responsible for the communication, supervision and review of the internal and external audit of the Company.

(II) The work of the Audit Committee during the year

The Audit Committee held three meetings during the period under review and all members attended the meetings. The major work of the Audit Committee for the year was:

1. It reviewed the financial reports of the annual operating results of 2006, the first quarterly operating results of 2007 and the interim operating results of 2007 of the Company. During the review process, the members performed sufficient and necessary communication with the external auditor and the management of the Company in the process examination and fulfilled its duties in ensuring the Company's compliance with regulations, and the completeness and accuracy of the operating results disclosed by the Company.
2. Reviewed the internal control system of the Company. During the reporting period, the committee studied the relevant recommendations in the "Report to the Audit Committee" from the auditor to the Company, reviewed the assessment report on effective internal control of the Company and issued specific opinions regarding the completeness of internal control system to the Board of Directors and management.
3. Reviewed the Company's yearly connected transactions. During the reporting period, the committee examined the connected transactions of the Company in 2007 and issued opinions on continuing connected transactions of the Company in 2008 to 2010.
4. During the reporting period, the committee examined items on the report about the issue of A shares by the Company such as tax compliance and GAAP differences in the financial statements.
5. Made recommendations regarding re-appointment of the auditing firm. The committee considered Ernst & Young serving as the Company's external auditor appropriate. Approval for the re-appointment of the auditing firm was granted by the Board of Directors.

IX. Responsibilities Undertaken

The Board of Directors acknowledges its responsibilities of preparing the financial statements of the Company and the auditors have also reported on their audit of the financial statements; the Board of Directors undertakes the responsibilities for the effective internal control of the Company and its subsidiaries and has completed the relevant review and assessment during the reported period, and concluded that there were no major deficiencies in the internal controls of the Company and its subsidiaries; the Board of Directors undertakes herewith that, unless otherwise stated in this report, there are no major events and circumstances of uncertainty which may affect the operation of the Company as a going concern.

Table I

Board Meetings & Professional Committee Meetings

Meeting	Time	Place	Attendant	Moderator	Notes
First Meeting of Board of Directors	6 February 2007	Beijing	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Li Yong Gordon C.K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non-voting delegate
Second Meeting of Board of Directors	23 March 2007	Shenzhen	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Li Yong Gordon C.K. Kwong Simon X. Jiang	Fu Chengyu	Four supervisors attended as a non-voting delegate
Third Meeting of Board of Directors	28 August 2007	Shenzhen	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Li Yong Gordon C.K. Kwong Simon X. Jiang	Fu Chengyu	Three supervisors attended as a non-voting delegate
Fourth Meeting of Board of Directors	29 October 2007	Beijing	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Li Yong Gordon C.K. Kwong Simon X. Jiang	Fu Chengyu	Three supervisors attended as a non-voting delegate
Fifth Meeting of Board of Directors	28 December 2007	Shenzhen	Fu Chengyu Yuan Guangyu Wu Mengfei Andrew Y. Yan Li Yong Gordon C.K. Kwong Simon X. Jiang	Fu Chengyu	Three supervisors attended as a non-voting delegate
First Meeting of Audit Committee	21 March 2007	Shenzhen	Gordon C.K. Kwong Andrew Y. Yan Simon X. Jiang	Gordon C.K. Kwong	Three supervisors attended as a non-voting delegate
Second Meeting of Audit Committee	4 June 2007	Beijing	Gordon C.K. Kwong Andrew Y. Yan Simon X. Jiang	Gordon C.K. Kwong	
Third Meeting of Audit Committee	27 August 2007	Shenzhen	Gordon C.K. Kwong Andrew Y. Yan Simon X. Jiang	Gordon C.K. Kwong	Three supervisors attended as a non-voting delegate
First Meeting of Nomination Committee	23 March 2007	Shenzhen	Yuan Guangyu Andrew Y. Yan Simon X. Jiang	Yuan Guangyu	
Second Meeting of Nomination Committee	27 August 2007	Shenzhen	Yuan Guangyu Andrew Y. Yan Simon X. Jiang	Yuan Guangyu	

Table II

Particulars of the Board resolutions

Meeting	Resolutions approved
The first meeting by COSL Board in 2007 (6 February)	1. Application to the Bank of China for US$400 million credit line. 2. Application to China's Export-Import Bank for US$100 million credit line. 3. Authorization of executives of the Company in accordance with operational demand of the company to process discount notes, short-term loans, letters of credit, guarantees and other businesses of total amount not exceeding RMB1 billion between the Company and the Industrial and Commercial Bank. The Specific operational procedures were implemented in accordance with the existing fund management system of the Company.
The second meeting by COSL Board in 2007 (23 March)	1. Approval of 2006 annual financial report of COSL audited by the Ernst & Young. 2. Approval of resolution by Audit Committee of the Board of COSL. 3. Approval of annual dividend payment plan of COSL for 2006. 4. Approval of motion of 2006 preliminary annual results announcement of COSL, and authorized executives of the Company to submit final version of 2006 preliminary annual results announcement to the Stock Exchange and published in the newspapers in accordance with the relevant agreements and in accordance with 2006 preliminary annual results announcement, 2006 annual audited financial reports, as well as relevant laws and regulations and market practices dispatched 2006 annual report to shareholders. 5. Approval of Report of the Board and Corporate Governance Report of COSL for 2006. 6. Approval of resolution of convening 2006 Annual General Meeting of COSL.

Table II

Particulars of the Board resolutions

Meeting	Resolutions approved
	7. Approval of resolution by Nominating Committee on reappointment of Wu Mengfei, the non-executive director, and Simon X. Jiang, the independent non-executive director and the election of Yuan Guangyu as vice chairman of COSL. 8. Approval of resolution of granting the Board of additional 20% H-shares. 9. Approval of resolution of financing investment and issue of A-shares, and approval of amendment of the Company and rules of procedures for Board meeting in accordance with the relevant provisions of the association China Securities Regulatory Commission and approval of rules of the general meeting procedure and connected transaction.
The third meeting by COSL Board in 2007 (28 August)	1. Approval of 2007 interim financial report reviewed by the accounting firm 2. Approval of resolution made by Audit Committee in the third meeting in 2007 3. Approval of resolution of 2007 interim result preliminary announcement. 4. Examination and approval resolution by the nominating committee of the Board
The fourth meeting by COSL Board in 2007 (29 October)	1. Approval to the report for the third quarter of 2007 by the management of the Company and authorized the Secretary of the Board to make disclosure as required. 2. Authorized the management in accordance with the Listing Rules of Hong Kong Stock Exchange and Shanghai Stock Exchange to sign framework agreement of 2008-2010 continuing connected transaction arrangement with the China National Offshore Oil Corporation, and such agreement shall be approved by the Board and then to complete the disclosure and approval by the general meeting under the requirements of HK and Shanghai,
The fifth meeting by COSL Board in 2007 (28 October)	1. Approval of 2008 annual budget, and approved the construction of four 200 feet or cantilevered drilling ships 2. Approval of plan of A-shares raising funds and pre-replacement of invested A-shares 3. Approved Regulation on Specific Person involving in trading Corporate Securities 4. Approval of resolution of authorizing the management to sign certain credit line agreement.
Resolutions approved for 2007	【COSL BOD motion(2007) No.11】 Agree with the amendment of association of company (Supplementary) (April 4) 【COSL BOD motion(2007) No.12】 1. Approval of rules of procedure for General Meeting upon A-shares issue 2. Approval of rules of procedure for board of directors upon A-shares issue 3. Approval of rules of procedure for Supervisor Committee upon A-shares issue 4. Approval of rules of procedure for connected transaction upon A-shares issue 【COSL BOD motion(2007) No.13】 1. Agreed the plan of issue A shares of the Company . 2. Agreed to be approved and authorized by the general meeting to the Board the following rights for the A-share issue: 1) The issue resolution by the General Meeting confirmed issue of specific number, distribution structure, distribution targets, issue price, distribution, as well as the proportion of offline placing and online distribution, and authorized lead underwriters to exercise over-allotment right . 2) To sign all necessary relevant documents of issuance and listing (including, but not limited to the prospectus of intent prospectus, a sponsor agreement, underwriting agreement, listing agreement, and intermediary services agreements and various Notice), and to take other necessary action related to this issue and the listing and change registered capital of the company, and other procedures 3. Agreed to authorize Yuan Guangyu, the executive director or Zhonghua ,chief financial officer to sign all necessary legal documents associated with the A shares issue and make appropriate information disclosure in accordance with the relevant provisions (April 16) 【COSL BOD motion(2007) No.14】 《Raise Funds usage management system of COSL》 to empower the Company to amend accordingly based on the actual situation or the requirements of competent bodies. (May 9) 【COSL BOD motion(2007) No.15】 1. Approval of audit reports of the Company's for 2004,2005,2006 and ending 31 March 2007 2. Approval of other special reports. (June 6) 【COSL BOD motion(2007) No.20】 Approved the purchase of two land-based drilling rigs. (October 19) 【COSL BOD motion(2007) No.23】 Approved investment to support the construction of three barge rigs, a multi-purpose projects and the purchase of the barge vertical seismic logging (VSP) project. (November 28)

Table III

Particulars of Disclosure for the Board Resolution

Items	Name of Newspaper Published	Published Date	Website
Announcement of Resolution by the Board of COSL	China Securities Journal Shanghai Securities Daily Securities Times	30 October 2007 15 November 2007	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of Resolution of COSL for 2008-2010 of Connected Transaction	China Securities Journal Shanghai Securities Daily		http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/

China Oilfield Services Limited
The Board of Directors
28 March 2008

Independent Directors carrying out their duties

The three independent directors of the Company were diligent and responsible since taking office, devoted sufficient time and energy to fulfillment of duties, giving professional opinions in respects of corporate governance, legal, finance, incentive mechanisms, the establishment of internal control system.

During the reporting period, three independent directors presented at each meetings of the Board and carefully examined various motions, making detailed understanding of the reference information related to decision-making. They put forward their professional views towards major investment in fixed assets of the Company, issue of corporate bonds of RMB 1.5 billion Yuan and 500 million A shares, and other matters and made a professional opinion, and using their professional strengths and experience to effectively protect all shareholders, in particular the small and medium-sized shareholders' interests.

During the process of reviewing the Company's annual report, the independent directors fulfilled their duties in strict accordance with the requirements of Notice With Regard to the Annual Report of Listed Companies for 2007 and Related Work" (Zheng Jian Gong Si Zi [2007] No.235) by China Securities Regulatory Commission. During the audit process, they positively communicated with accountants of the Company, listened to audited report of the Company for 2007, read their work papers, understood audit process and communicated with accountants in respect of accounting standards of mainland and HK, playing effective role for auditing and monitoring.

Independent Directors' Attendances at Board meetings

Names of Independent Directors	Number of times attending Board meetings in this year	Attended in person (times)	Attended by representative(times)	Absent (times)	Notes
Gordon C.K. Kwong	5	5	0	0	
Andrew Y. Yan	5	5	0	0	
Simon X. Jiang	5	5	0	0	

Dissenting view of Independent Directors to certain business of the Company

During the reporting period, Independent Directors had no dissenting view to the Board Meetings or other non-Board meetings during the year.

Independence of the Company from its Controlling Shareholder On the Operations,Personnel, Assets, Structure and Finance

The Company and its controlling shareholder are well segregated on the operations, personnel, assets, structure and finance.

Internal Control Establishments of the Company

Under the relevant requirement of law and the actual situation of business management, the Company issued "Financial Control System" "Materials and Equipment Management System" "Quality and Safety Management System" "Penalizing and Prevention of

Corruption Management System (renamed from "Audit and Supervision Management System")"before 2007. We further issued the remaining 6 Systems in 2007, namely Market Sale and Overseas Business Management System (combined by "Market Sales" and "Overseas Business"), Human Resources Management System, Strategic Studies and New Business Management, Science and Technology Management System, Office of Secretary of Board of Directors and Investor Relations Management System and Administrative Management System, the implementation of these 10 internal control systems symbolized the establishment of our internal control system has attained phasal achievement.

The Company has set up an internal audit department, the Audit and Compliance Department, which is equipped with professional auditors and is specifically in charge of supervising and inspecting the activities of production business and execution of internal control, which include auditing and assessment, suggesting improvements and dealing with opinions, to ensure the internal control system carried through and production business go on well.

The Audit and Compliance Department of the Company inspected and supervised the internal control system by annual auditing, monitoring the effectiveness and evaluating specific projects. In 2007, it completed 23 audit projects, including routine audit, projects audit, economic accountability audit, specific projects audit and follow-up audit, and completed 2 effectiveness monitoring projects on Financial Management and Inventory Management during the year, through which the problems in funding, budgeting, costing and expense, and basic account work were corrected. From 22 November 2007 to 31 December 2007, the Company formed a project team to evaluate the effectiveness of internal control in 2007, covering 3 aspects at the company level, procedures level and IT level (ERP system). Questionnaires were adopted on company level and ERP system of IT level, while sampling inspections were carried out on the key procedures of Human Resources Management System, Financial Control System, Materials and Equipment Management System and Investor Relation Management System at the procedures level, departments which were under random check included Human Resources Department of the Head Office, Fund Planning Department, Financial Department, Resources and Equipment Department, Office of Secretary of Board of Directors, Marine Support Department and Drilling Department. There is no significant internal control defect or risk found during the inspection and supervision, indicateing the effectiveness of internal control of the Company during the reporting period.

Disclosure by the Company of the self-evaluation report of the Board of Directors on internal verification control and opinions of audit institution on evaluation

1. The Company established its internal control system.
2. The Company established an inspection and supervision department named Audit and Compliance Department specifically for internal control monitoring.
3. The Audit and Compliance Department monitoring specifically internal control submits regular reports on inspecting and monitoring internal control to the Board of Directors.

Particulars of evaluation on senior officers during the reporting period and establishment and implementation of incentive plan

During the reporting period, the Company processed evaluation towards senior officers according to the accomplishment and performance of annual objective and plan of the Company.

On 22 November 2006, the share appreciation rights plan for senior officers of COSL (the "SAR Plan") was approved by the shareholders by way of voting in the second Extraordinary General Meeting. The grant of the share appreciation rights was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

SAR Plan became effective on 22 November 2006. According to the plan, qualified senior officers' actual number of share appreciation rights was connected with their performance target. The share appreciation rights have a vasting period of two years, and the senior officers can exercise their rights in four equal batches beginning year 3(first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

Summary on General Meetings

I Annual General Meeting

The Company convened its annual general meeting for 2006 on 6 June 2007. Results announcement of the annual general meeting was published on Wenhui Daily and The Standard on 7 June 2007.

The Annual General Meeting of 2006 was held on 6 July 2007 at the Conference Room 610B, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing. The shareholders and proxies representing 3,185,600,085 shares which amounted to 79.7% of total number of shares of the Company attended the meeting. The General Meeting was chaired by Mr. Yuan Guangyu, Deputy Chairman and Chief Executive Officer of the Company. The Annual General Meeting considered and passed by poll the following resolutions:

As ordinary resolutions

1. The audited financial statements and the auditor's report for the year ended 31 December 2006 were approved;
2. The allocation of dividends for 2006 was approved;
3. The proposed budget of 2007 was approved;
4. The director's report and corporate governance report for the year ended 31 December 2006 was approved;
5. The report of the Supervisory Committee for the year ended 31 December 2006 was approved;
6. The re-appointment of non-executive directors and independent non-executive directors was considered and approved;
7. The re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and foreign auditors for 2007 respectively was approved and the Board was authorized to determine their remunerations;
8. The rules regarding the conduction of general meetings were approved;
9. The rules regarding the conduction of Board meetings were approved;
10. The rules regarding the conduction of the Supervisory Committee were approved;
11. The rules on the decision on connected transactions were approved.

As special resolutions

1. The issue of an aggregate of not exceeding 820,000,000 A shares was appoved
2. The granting of a general mandate to the Board to issue H share in the year was approved
3. The amendment to the Articles of Association was approved

159,409,367 votes were against the above item 6 of the general resolutions (5% of total number of votes). Regarding the special resolutions, 186,692,074 votes against item 2 (6% of the total number of votes) and 4,032,000 votes against item 3 (0.13% of the total number of votes). The rest of the resolutions were approved unanimously.

II. Particulars of Extraordinary General Meeting

(I) Introduction

1. **The first Extraordinary General Meeting:**
   The Company convened the first Extraordinary General Meeting for 2007 on 31 January 2007. Resolutions announcement was published on Wenhui Daily and The Standard on 1 February 2007.

2. **The second Extraordinary General Meeting:**
   The Company convened the second Extraordinary General Meeting for 2007 on 31 December 2007. Resolutions announcement was published on China. Securities Journal, Shanghai Securities News, and Securities Times on 3 January 2008.

3. **Class General Meeting**
   The Company convened the second class General Meeting on 6 June 2007. Resolutions' announcement was published on Wenhui Daily and The Standard on 7 June 2007.

(II) Details

1. **The first Extraordinary General Meeting in 2007**

   The first Extraordinary General Meeting in 2007 was held on 31 December 2007 at the Conference Room 6108, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing. The shareholders and proxy totally represented 3,185,184,067 shares which amounted to 79.7% of total number of shares of the Company. The General Meeting was chaired by Mr. Wu Mengfei, a non-executive director of the Company. The General Meeting considered and passed by poll the following resolutions:

   A general mandate was approved to grant the Board of Directors (the "Board") the authority to issue bonds with an aggregate principal not exceeding RMB2,000,000,000 for terms ranging from 10 to 12 years, and a special mandate was approved to grant the Board the authority to implement the detailed terms of the proposed issue of bonds, including but not limited to the authority to determine the terms and coupon of the bonds, to approve and execute all documents, instruments, deeds and the necessary matters deemed relevant and incidental to the proposal of bond issue.

   The resolution mentioned above was passed unanimously (100% votes for the resolution) by the shareholders and proxies attending the general meeting.

2. **The second Extraordinary General Meeting in 2007**

   The second Extraordinary General Meeting in 2007 was held on 31 December 2007 at the Conference Room 504, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing. The shareholders and proxy totally represented 595,748,949 shares which amounted to 13.25% of total number of shares of the Company. The General Meeting was chaired by Mr. Yuan Guangyu, Deputy Chairman and Chief Executive Officer of the Company. The General Meeting considered and passed by poll the following resolutions:

   The continuing connected transactions between the Company and China National Offshore Oil Corporation for 2008-2010 were approved.

   The polling for this resolution was separated into 5 categories in accordance with the categories of the transactions. All categories of transactions were approved unanimously.

3. **Class Meetings regarding the approval of the issue of A shares**

   In accordance with the Articles of Association, the Company held the general meetings for domestic shareholders and H shareholders immediately after the Annual General Meeting on 6 June 2007. Both general meetings of class shareholders had approved the following special resolutions:

   The allotment and issue of not exceeding 820,000,000 A Shares by means of allotment and public offer of new shares in China in accordance with the contents of the circular to the shareholders were approved and the Board was authorized with absolute discretion regarding the issue of A Share.

   Regarding the above resolution, domestic shareholders voted unanimously for it (totalling 2,460,438,000 votes); 99.997% of H shareholders voted for it (totalling 710,850,085 votes) and 0.0035% of H shareholders voted against it (totalling 24,000 votes).

COSL Social Responsibility Report for 2007

Driven by an ongoing booming cycle in the global oilfield services industry in 2007, COSL achieved a remarkable leapfrog development during the year. With scientific development as its perspective, world-class operation as its target, shareholder interest maximization as its objective, the four core strategies as its driver and advanced corporate culture as the incentive, all tasks registered new growth and breakthrough during the year.

As a responsible corporate citizen, alongside with its ongoing pursuit of improvements in service quality, COSL actively participated in charity activities and proactively exhausted alternatives to contribute and pay tribute to the society. In addition to generating earnings, COSL also fulfilled its commitment to shoulder social responsibilities for its stakeholders (staff members, society and the environment) as it observed business ethics, reinforced production safety, respected legitimate rights of staff members, helped protect the environment and conserve natural resources.

I Caring for staff development

The 7,343 strong staff force employed by COSL in different positions had been working diligently to achieve maximization of the Company's value. They are behind COSL's outstanding results and represent the most valuable asset of COSL. Even down to the day-to-day business operation level, COSL maintains its emphasis on treating staff members as its most valuable asset.

To comply with the Law of People's Republic of China on Employment Contracts, COSL has made many attempts on enhancing the working and living conditions of its staff members. These attempts included improving the accommodation and catering for staff members who are still single or still fresh from college, enhancing the living conditions in mobile vessels, ongoing upgrading their protective gears and continuing to exhibit care for health of its staff members by implementing across-the-board health check-ups for all employees.

II. Protecting the environment, reducing energy consumption and emission

COSL treats conservation of the environment as one of its responsibilities as a corporate citizen and a layer of protection to ensure sustainable development. Conservation of the environment and implementation of safety measures constitute the basic pillars of ground work that COSL has been striving hard to pursue in the course of acquiring its position as a world-class oilfield services provider.

Reducing energy consumption and emission represents COSL's strategic response to the global climatic change. At present, abrupt changes in global climate presents a steep challenge to the survival of human beings. Climatic changes not only expose economic development to higher vulnerability, they also initiate ecological and public hygiene disasters at a global scale, threatening the sustainable development of the human society.


8,000,000元

The Ceremony of COSL's donation to "Project Hope"



The Managment takes pictures with the local children



COSL donates stationery to Luanping Hope Primary School in Hebei Province



COSL Entertainment Activity



COSL Entertainment Activity



COSL Entertainment Activity

COSL regards reduction of energy consumption and emission as a major task. The Company adopts the statutory standards on energy consumption stipulated by the Government as its minimal standard. Safety of the environment and protection of it constitute the foundation of the Company and a layer of guarantee supporting our sustainable development.

As a people-oriented company, COSL has placed emphasis on healthcare and occupational safety for its staff members. Through various efforts, COSL has gradually cultivated corporate culture that cherishes safety and environmental protection and intertwines reduction of exploitation of natural resources into the fabrics of its day-to-day operation. This culture has become a model code of behavior for all COSL staff that raised their consciousness on environmental protection. These hopefully will ultimately sublime to achievement of the objective of "Healthy Staff, Safe Production and Environmental Protection".

III. Engaging in charity activities

In recent years, COSL has made solid inroad into charity services. To ensure healthy development of charity services, COSL established a charity work committee with a well defined frame of responsibilities. Since 1996, COSL's predecessor, Petrotech Services, CNOOC, made donations to establish Offshore Oil Hope Primary Schools in Wafangcun, Jingoutun Town, Luanping County and in Xunkoucun, Bailongxiang, Mancheng County in the old revolutionary province of Hebei.

By continuous devoting manpower and resources into two "Hope Primary Schools" from COSL for about 11 years, the teachers' qualification and teaching quality are top ranked in that region.

Since 2005, COSL donated an aggregate of RMB800,000 to establish scholarships for dozens of tertiary educational institutions including University of Petroleum (East China), Jimei University, Chongqing Institute of Technology, Daqing Petroleum Institute and Southwest Petroleum University. These scholarships sponsored tuitions for students with good academic results and conduct facing financial challenges.

To offer assistance to education in remote areas, COSL donated RMB8,000,000 to "Project Hope" on 20 November 2007 for building the "COSL Hope Primary School" in Yunnan and Hainan regions. COSL also formed inspection teams to pay visits to seven schools such as [Shumuke Primary School] in [Luozehe Town, Yiliang County, Zhaotong City] in Yunnan regions in order to ensure the donation was deployed effectively and efficently.

Over the past decade, COSL staff actively participated in various social and welfare projects including "Mothers' Water Cellar" and "Health Express" as well as fund-raising and donation activities in order to help the poor and relieved victims from disasters. They expressed enthusiastic responses and donate generously to every fund-raising event, illustrating their care for the community.

COSL will join hand with various parties to continue to fulfill its responsibilities and contribute to the community for building a brighter future.

Directors, Supervisors, Senior Management & Employees

I Conditions of Directors, Supervisors, Senior Management

Change in shareholding and remunerations of directors, Supervisors and Senior Management

Name	Position	Sex	Age	Commencement and Expiry of term	Number of initial shareholding	Number of final shareholding	Reason of change	Total Remunerations received from the Company during report period (Yuan)	Condition of Share Appreciation right during report period: Excisable shares (10,000 shares)	Condition of Share Appreciation right during report period: Year end value (Yuan)	Whether received in shareholders' company or other connected company
Fu Chengyu	Chairman	Male	56	20 Sep. 2005~19 Sep. 2008	-	20,000	purchase	10,000	-	-	Yes
Yuan Guangyu	Vice Chairman, Executive director, CEO and president	Male	48	20 Sep. 2005~19 Sep. 2008	-	-	N/A	798,099	96.42	1,560,395	No
Li Yong	Executive director, executive vice president and COO	Male	44	26 May 2006~25 May 2009	-	-	N/A	557,337	70.43	1,139,791	No
Wu Mengfei	Non executive director	Male	52	27 May 2007~26 May 2010	-	-	N/A	10,000	-	-	Yes
Gorden C.K. Kwong	Independent non executive director	Male	58	30 Oct. 2005~29 Oct. 2008	-	-	N/A	415,000	-	-	No
Andrew Y. Yan	Independent non executive director	Male	50	20 Sep. 2005~19 Sep. 2008	-	-	N/A	420,000	-	-	No
Simon X. Jiang	Independent non executive director	Male	54	27 May 2007~26 May 2010	-	-	N/A	420,000	-	-	No
Zhang Benchun	General Manager of Audit and Supervision Department	Male	57	20 Sep. 2007~19 Sep. 2010	-	-	N/A	9,000	-	-	Yes
Zhang Dunjie	Independent supervisor	Male	55	26 May 2006~25 May 2009	-	-	N/A	92,000	-	-	No
Yang Jinhong	Employee supervisor	Male	43	26 Jul. 2007~25 Jul. 2010	-	-	N/A	491,816	-	-	No
Zhong Hua	Executive vice president and CFO	Male	47	Apr. 2006~	-	-	N/A	604,181	70.43	1,139,791	No
Chen Weidong	Executive vice president CSO and Secretary of the board	Male	52	Dec. 2005~	-	-	N/A	653,847	70.43	1,139,791	No
Dong Weiliang	Executive vice president and CTO	Male	50	Jun. 2007~	-	-	N/A	241,312 (From Jun.07)	-	-	No
Li Xunke	Senior vice president	Male	51	Jun. 2007~	-	-	N/A	581,669	65.69	1,063,082	No
Xu Xiongfei	Vice president and chairman of Labour Committee	Male	46	Jun. 2007~	-	-	N/A	482,846	60.91	985,724	No
Xiao Guoqing	Vice president	Male	58	Jun. 2007~	-	-	N/A	530,364	-	-	No
Yu Zhanhai	Vice president	Male	53	Aug. 2007~	-	-	N/A	513,869	-	-	No
*Tang Daizhi	Ex- employee supervisor	Male	45	Jun. 2005~Jul.2007	-	-	N/A	308,720	65.69	281,774	No
Xiao Jianwen	Ex- supervisor	Male	59	Sep. 2005~Jun. 2007	-	-	N/A	12,000	-	-	Yes
Total	/	/	/	/	-	20,000	/	7,152,060	500	7,310,348	/

* Details are set out in Significant Events 14-Share appreciation rights plan

Board of Directors



Mr. Fu Chengyu



Mr. Yuan Guangyu



Mr. Wu Mengfei



Mr. Li Yong



Mr. Gordon C.K. Kwong



Mr. Andrew Y. Yan



Dr. Simon X. Jiang

Mr. Fu Chengyu

Chinese, was born in 1951. He received a Bachelor Degree in Geology from Northeast Petroleum Institute in China and a Master Degree in Petroleum Engineering from University of Southern California in the United States. In his capacity as a senior economist, Mr. Fu has over 30 years of experience in the oil & natural gas industry of China. He previously served in Daqing, Liaohe and Huabei oil fields in the PRC. He joined China National Offshore Oil Corporation in 1982 and was appointed as Chairman of the Management Committee of joint venture between CNOOC and BP Amoco, Chevron, Texaco, Philips Petroleum, Shell as well as Agip. From 1994 to 1995, Mr. Fu was Deputy General Manager of China Offshore Oil Eastern South China Sea Corporation. In December 1995, he was appointed Vice President of Philips China Inc. and General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as General Manager of China Offshore Oil Eastern South China Sea Corporation. In 2000, Mr. Fu was appointed as Deputy General Manager of CNOOC. Since 2001, Mr. Fu served as Executive Vice President, President and Chief Operating Officer of CNOOC Ltd. In September 2002, he became Chairman and Chief Executive Officer of COSL. In October 2003, Mr. Fu was appointed as General Manager of CNOOC. He was appointed Chairman and Chief Executive Officer of CNOOC Ltd on 16 October 2003. In November 2003, Mr. Fu resigned from his position as Chief Executive Officer of COSL. Since September 2002, he has been serving as Chairman and a Non-Executive Director of COSL. Mr. Fu also serves as General Manager of CNOOC, Chairman, an Executive Director and Chief Executive Officer of CNOOC Ltd, Chairman of CNOOC (China) Limited and CNOOC International Limited, as well as an Independent Director of Suntech, Wuxi.

Mr. Yuan Guangyu

Chinese, was born in 1959. He graduated from Petroleum University (formerly known as East China Petroleum Institute) with a Bachelor Degree in Drilling Engineering in 1982. In 2001, Mr. Yuan obtained a Master Degree from Capital University of Economics and Business. He subsequently graduated from CFO Class, and Executive Master of Business Administration program of China Europe International Business School in 2005 and 2007, respectively. Mr. Yuan has worked in the PRC oil and natural gas industry for over 25 years. He joined CNOOC in 1982 and served in Bohai Drilling Company as a drilling-rig Team Head, Supervisor, Deputy Manager and then Manager from 1982 to 1993. He served as Deputy General Manager of CNOOC Bohai Drilling Company from 1993 to 1994. He was Deputy General Manager of China Offshore Oil Northern Drilling Company from 1995 to 1996. From 1996 to 1999, he was Deputy General Manager of CNOOC Operational Department. From 1999 to 2001, he served as General Manager of China Offshore Oil Northern Drilling Company. From 2001 to 2002, he was Chairman and General Manager of COSL. From 2002 to 2003, he was an Executive Director, President and Chief Operating Officer of COSL. Mr. Yuan served as an Executive Director, Chief Executive Officer and President of COSL from 2003 to March 2007. He has been serving as Vice Chairman, an Executive Director, Chief Executive Officer and President of COSL since March 2007. Mr. Yuan also serves as Assistant to General Manager of CNOOC since November, 2006.

Mr. Wu Mengfei

Chinese, was born in 1955. He received a bachelor degree and a master degree from East China Petroleum Institute, and an MBA from Massachusetts Institute of Technology in the United States. Mr. Wu joined CNOOC in 1988 as Deputy Manager of Financial Planning Department and General Manager of the Funds Planning Department until September 1999. From September 1999 to June 2002, Mr. Wu was Chief Financial Officer and Senior Vice President of CNOOC Ltd. Mr. Wu served as Executive Vice President and Chief Financial Officer of COSL between July 2002 and March 2006. From May 2004 to March 2006, he was an Executive Director of COSL. Mr. Wu resigned from his positions as Executive Vice President and Chief Financial Officer of COSL effective from 1 April 2006 and is now Chief Accountant of CNOOC and a Non-Executive Director of COSL. In addition, Mr. Wu is Chairman of China BlueChemical Ltd., Aegon-CNOOC Life Insurance Co., Ltd., CNOOC Insurance Ltd. and CNOOC Investment Co., Ltd.

Mr. Li Yong

Chinese, was born in 1963. He graduated from Southwest Petroleum University in 1934, majoring in Petroleum Engineering. Mr. Li obtained a master degree in Oil Economics from the Scuola E Mattei of Italy in 1989, and an MBA from Peking University in 2001. Mr. Li joined CNOOC in 1984 and had served in various positions, including Assistant Engineer and Engineer at China Offshore Oil Exploration Project Planning Company, Human Resources Department of CNOOC and CNOOC Operational Department. Between 1993 and 1999, Mr. Li was Head of Comprehensive Technology Division and Head of Well Testing Division of Exploration Department of CNOOC. He was Director of Drilling and Completion Well of CNOOC Ltd from 1999 to 2003. From 2003 to 2005, Mr. Li served as Deputy General Manager of CNOOC (China) Ltd. - Tianjin Branch . From October 2005 to May 2006, Mr. Li was Executive Vice President and Chief Operating Officer of the Company. Since May 2006, he has been serving as Executive Director, Executive Vice President and Chief Operating Officer of COSL.

Mr. Gordon C.K. Kwong

China (Hong Kong) by nationality, was born in 1949. He received Bachelor Degree in Social Science from the University of Hong Kong in 1972, and is also a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong, a chartered accountant since 1977, was a partner of PricewaterhouseCoopers from July 1984 to April 1998. From 1992 to 1997, Mr. Kwong was an independent member of the Hong Kong Stock Exchange Council, and Convener of the Regulatory Committee and the Listing Committee for three years. Mr. Kwong has been serving since May 1998 as Independent Non-Executive Director of COSCO International Holdings Limited, and as an Independent Non-Executive Director of COSL since October 2002. He currently serves as an Independent Non-Executive Director for a number of companies, including Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China Limited, Quam Limited, China Power International Development Limited, Henderson Land Development Company Limited, Henderson Investment Limited, Tom Online Inc. and Agile Property Holdings Limited.

Mr. Andrew Y. Yan

an ethnic Chinese and an American citizen by nationality, was born in 1957. He earned a bachelor degree in Nanjing Aeronautic Institute. He also received a Master Degree in Sociology and Economics from Peking University in 1986 and another Master Degree from Princeton University of the United States in 1989. From 1994 to 1995, he served in Sprint International Corporation as Director of Strategic Planning and Business Development in Asia Pacific Region. He was Director, General Manager as well as Head of Hong Kong Office of Emerging Markets Partnership from February 1995 to October 2001. Mr. Yan has been serving as Chief Partner of SAIF Asia Softbank Asian Investment Fund since 2001 and an an Independent Non-Executive Director of COSL since September 2002.

Dr. Simon X. Jiang

was born in 1953. He received a bachelor degree from Beijing Foreign Studies University and earned Master of Philosophy and Ph. D degrees in Economics from Cambridge University of England. Between 1992 and 1998, he was responsible for investment and management of pension fund schemes for the United Nations. From 1998 to 2003, Dr. Jiang founded Cyber City Holdings Limited ("CCH") in Hong Kong that invested in advanced technology and infrastructure projects. Subsequent to CCHs public listing through a merger and acquisition exercise in 2001, Dr. Jiang became CCH's Chairman of Board of Directors. Mr. Jiang holds directorships in BOC International Investment Managers (a joint-venture fund management company between Merrill Lynch and BOC International) and Hong Kong-listed SPG Land, as well as serves as a trustee for Cambridge China Development Fund. In addition, Dr. Jiang previously served as Director of Zi Corporation of Canada, a NASDAQ-listed company, a consultant of US Capital Group and Senior Associate of the Judge in Institute of Management studies of Cambridge University. He has been elected an Independent Non-executive Director of COSL at the Company's General Meeting since May 2004.

Boards of Supervisors


Mr. Zhang Benchun


Mr. Zhang Dunjie


Mr. Yang Jinghong

Mr. Zhang Benchun
Chinese, was born in 1950. He holds a Bachelor Degree of Arts majoring in Business Administration from the correspondence education section of the Party School of the Central Committee of Chinese Communist Party, and is a senior engineer. He joined CNOOC in 1984. From 1997 to 1999, he served as Director of CNOOC's Ideological Affairs Department. Mr. Zhang was General Manager of Audit and Supervision Department of CNOOC from 1999 to 2007.He has been vice precident of CNOOC Executive Management Institude since Sep.2007. Since September 2002, he has been Chairman and a supervisor of the Board of Supervisors of COSL.

Mr. Zhang Dunjie
Chinese, was born in 1952. He graduated from University of Shanxi Finance and Economics, and obtained an MBA from Guang Hua Management School of Peking University. He had held various positions including Vice Chairman and General Manager of China Artex Import & Export Co. Ltd, President of China Long Co. Sflt, Vice President of the Power Generation Group (PG) of Siemens (China). Mr. Zhang is currently Chairman of Global Resource Envi-Tech Co., Ltd. He has been elected an Independent Supervisor of COSL in the Company's General Meeting since May 2005.

Mr. Yang Jinghong
Chinese, was born in 1964. He received a Bachelor Degree of Engineering in Drilling Engineering from Jianghan Petroleum Institute. Since August 2006, Mr. Yang has been studying for his master degree in the Executive Master of Business Administration programme at China Europe International Business School. He has been working in the PRC petroleum and natural gas industry for over 20 years. From 1984 to 1994, he served as a team leader of Bohai drilling-rig No. 5 of Bohai Drilling Company and Officer of Department of Operational Safety and Environmental Protection. Mr. Yang served as Manager of Department of Health, Safety and Environmental Protection and Manager of Human Resources Department of China Offshore Oil Northern Drilling Company from 1995 and 2001. In 2001, He served as Manager of Human Resources Department of COSL before the Company was restructured as a limited liability entity. Mr. Yang was Deputy General Manager of the Oilfield Technical Services Division at COSL between September 2002 and November 2005. Mr. Yang has been serving as General Manager of Human Resources Department of COSL since November 2005, and was elected an Employee Supervisor of COSL in a meeting of staff representatives since July 2007.

Biographies of Company's Senior Management


Mr. Yuan Guangyu


Mr. Li Yong


Mr. Zhong Hua


Mr. Chen Weidong

Mr. Yuan Guangyu
Please refer to Biographies of Directors.

Mr. Li Yong
Please refer to Biographies of Directors.

Mr. Zhong Hua
Chinese, was born in 1960. He graduated from Southwest Petroleum Institute in 1982, majoring in Oil Exploration. He received a master's degree in Petroleum Engineering from Heriot-Watt University in the United Kingdom in 1988. From 1985 to 1987, he received staff training from Expro in United Kingdom. Mr. Zhong joined CNOOC in 1982. From January 1990 to June 1992, he was deputy Manager of Oilfield Optimization Co. of China Offshore Oil Nanhai West Corporation, and Manager of Wei 10-3 Mine of China Offshore Oil Nanhai West Corporation from June 1992 to September 1993. From September 1993 to June 1994, he was Director of CNOOC Indonesia Project. He had held several positions in China Offshore Oil Nanhai West Corporation, such as Supervisor of Testing of Yai 21-1-3 Well Project (from June to October 1994), Deputy Manager of Drilling and Exploration Department (from October 1994 to April 1998) and Manager of Technology Development Department (from April 1998 to May 1999). From May to September 1999, he served as Manager of Administration Department of China Offshore Oil Nanhai West Corporation . He was Manager of the Administration Department of CNOOC Ltd from September 1999 to September 2001, and General Manager of Development and Planning Department of CNOOC Ltd from September 2001 to August 2005. From August 2005 to December 2005, he was Vice President of COSL. From December 2005 to April 2006, he took up his position in COSL as Executive Vice President. He has been serving as Executive Vice President and Chief Financial Officer since April 2006.

Mr. Chen Weidong
Chinese, was born in 1955. He received a bachelor degree from Shandong Oceanic Institute in 1982, majoring in Geophysical Exploration, and an MBA from Peking University in July 2001. He graduated from China University of Political Science and Law with a master diploma in July 2005. Mr. Chen has over 25 years of experience in the PRC offshore oil and natural gas industry. He joined CNOOC in 1982. From May 1998 to September 1999, he was Deputy Manager of Geophysical Exploration Department of CNOOC. He served as China Offshore Geophysical Exploration Company from September 1999 to December 2001. From December 2001 to September 2002, he was Deputy General Manager of COSL before the Company was restructured into a limited liability entity. He was Vice President of the Company and Secretary of Board of Directors from September 2002 to December 2005. He has been Executive Vice President of the Company and Secretary of Board of Directors, as well as Chief Strategy Officer since December 2005.

Biographies of Company's Senior Management continued


Mr. Dong Weiliang


Mr. Li Xunke


Mr. Xu Xiongfei


Mr. Xiao Guoqing


Mr. Yu Zhanhai

Mr. Dong Weiliang
Chinese, was born in 1957. He graduated from Southwest Petroleum institute with a Bachelor Degree in Petroleum Geology of Geological Department in 1982. Mr. Dong has over 25 years of experience in the PRC oil and natural gas industry. Mr. Dong had held a number of positions in China Offshore Oil Nanhai West Corporation, including Assistant and Group Leader in Research Institute (from 1982 to 1993), Vice President of Research Institute of Exploration and Development Science (from May 1993 to May 1994), President of Research Institute of Exploration and Development Science (from May 1994 to September 1996), Chief Geologist (from September 1996 to April 1999). Between April 1999 and May 2001, Mr. Dong was Deputy General Manager at CNOOC China Limited - Zhanjiang Branch Company. He subsequently held the position of CNOOC Research Center Director from May 2001 to July 2003. He served as General Manager of Technology Development Department of CNOOC between July 2003 and June 2007. Mr. Dong has been Executive Vice President of the Company since June 2007.

Mr. Li Xunke
Chinese, was born in 1956. He graduated from Southwest Petroleum Institute with a bachelor degree. He joined CNOOC in 1982 and had held a number of positions of China Offshore Oil Nanhai West Corporation, including Deputy Manager of Nanhai No. 4, No. 1 and No. 2 (between March 1986 and July 1987) and Manager of Nanhai platforms No. 2 and No. 5 (between August 1987 and April 1992). Between May 1992 and December 1994, Mr. Li served as General Manager of China Offshore Oil Nanhai West Drilling Company. He was Deputy General Manager of China Offshore Oil Southern Drilling Company between January 1995 and December 2001. Mr. Li served as Deputy General Manager of COSL between December 2001 and September 2002 before the Company restructured into a limited liability entity. He was Vice President of COSL between September 2002 and June 2007, and was then appointed Senior Vice President.

Mr. Xu Xiongfei
Chinese was, born in 1961. He, graduated from Tanggu Zhigong College in 1988, majoring in Politics and History. In 1995, he graduated from Party School of the Central Committee of Communist Party of China a Bachelor Degree in Economics. He earned a master degree at Capital University of Economics and Business in 1999. Mr. Xu has over 30 years of experience in the PRC oil and natural gas industry. Between 1977 and 1991, he had held a number of positions in Bohai Oil Corporation, including driller, mechanic, electrician and secretary in Team 3222 at Drilling Department, Bohai platform No. 8, and Party Committee Office. He had held several positions in Bohai Oil Drilling Company, namely Party branch secretary of Bohai Platform No. 12 (from 1991 to 1993), Secretary and Deputy Director of Administration Office (from 1993 to 1995). From 1995 to 2000, Mr. Xu was Director of Party Office and Manager of Human Resources Department at China Offshore Oil Northern Drilling Company, and served as Party Committee Secretary and Discipline Committee Secretary of China Offshore Oil Northern Drilling Company betweeen October 2000 and November 2001. Since November 2001, he served as General Manager of Human Resources Department of COSL before the Company was restructured into a limited liability entity in September 2002. From September 2002 to October 2005, Mr. Xu was General Manager of Human Resources Department of COSL. He has been serving as Chairman of Labour Union of COSL since October 2005. He is Vice President of the Company since June 2007.

Mr. Xiao Guoqing
Chinese, was born in 1949. He graduated from East China Petroleum Institute in 1976, majoring in Oil Extraction. In 2001, he earned a postgraduate degree in Industrial Enterprises Management at Capital University of Economics and Business. Mr. Xiao has over 34 years of experience in the PRC oil and natural gas industry. Between 1971 and 1972, he served as a worker for Offshore Oil Command Department. He worked in Bohai Oil Corporation as a technician from 1976 to 1992. From 1992 to 1993, he served as Manager of Oil Testing Company of Bohai Oil Company. Between 1993 and 2001 he was Manager of Petrotech Services, CNOOC (Tanggu). From January 2002 to September 2002, he was Deputy General Manager of the Tianjin Branch of COSL before the Company was restructured into a limited liability entity, after which he served as General Manager of COSL's Tianjin Branch until December 2004. Prior to taking up his position in COSL as the Company's Vice President since June 2007, he served as Assistant to President of COSL from December 2004 to June 2007.

Mr. Yu Zhanhai
Chinese was born in 1954. He graduated from Jianghan Oil College in 1979 majoring in Geophysics. In 1999, he graduated from Party School of the Central Committee of Communist Party of China with a Bachelor Degree in Economics and Management. Mr. Yu has over 28 years of experience in the PRC oil and natural gas industry. From 1979 to 1982, he worked in the geophysical service fleet of Offshore Oil Exploration Bureau. Between 1982 and 1992, Mr. Yu had held various positions in Geophysical Fleet of CNOOC, including technician, assistant engineer, engineer and manager of the fleet. He also held various positions in Bohai Oil Geophysics Company, including Deputy Group Leader of Operation and Deputy Manager (from November 1992 to August 1993), and Manager (from September 1993 to January 1994). Mr. Yu was Deputy General Manager of China Offshore Oil Geophysical Corporation from January 1994 to December 2001. Between January and September 2002, he served as General Manager of Geophysical Services Department of COSL before the Company was restructured into a limited liability entity. Prior to taking up his position as Vice President of COSL since August 2007, he was General Manager of Geophysical Services Division of the Company from September 2002 to August 2007.

II. Work Positions in the Company of Shareholders

Name	Name of Shareholder	Position	Commencement of term	Remunerations and allowances received
Fu Chengyu	China National Offshore Oil Corporation	General Manager	10-2003	Yes
Yuan Guangyu	China National Offshore Oil Corporation	Assistant to General Manager	11-2006	No
Wu Mengfei	China National Offshore Oil Corporation	Chief Accountant	4-2006	Yes
Zhang Benchun	CNOOC Executive Management institude	Vice President	9-2007	Yes

Work Positions in Other Units

Name	Names of other units	Title	Commencement of term	Whether Receiving Remunerations and allowances
Andrew Y. Yan	SAIF Asia Softbank Asian Investment Fund	Principal Partner	2001	Yes
Simon X. Jiang	Cyber City Holdings Limited	Chairman of the board	2001	Yes

III. Remunerations of Directors, supervisors and senior management

(I) The decision-making procedures of remunerations of Directors, Supervisors and senior management: Remunerations of Directors and supervisors are subject to shareholders, approval at general meetings. Remunerations of senior management are determined by the board of directors.

(II) Reference for determining remunerations of Directors, Supervisors and senior management: Depends mainly on the duties and responsibilities of the Directors, supervisors and senior management, and the results of the Company.

Directors and supervisors who do not receive remunerations and allowances from the Company

Names of Directors and supervisors who do not receive remunerations and allowances from the Company	Whether receiving remunerations and allowances from the shareholder or other related units
Fu Chengyu	Yes
Wu Mengfei	Yes
Zhang Benchun	Yes

IV. Change of Directors, supervisors and senior management

Name	Position	Reason of resignation
Xiao Jianwen	Supervisor	Personal reason
Tang Daizhi	Supervisor	Personal reason
Yang Jinghong	Supervisor (elected during the year)	

As at 28 August 2007, after the 3rd Board meeting of directors of the Company in 2007 Mr. Dong Weiliang was appointed as Deputy Executive Vice President of the Company,Mr. Li Xunke as Senior Vice President of the Company, Mr. Xu Xiongfei, Mr. Xiao Guoqing, Mr. Yu Zhanhai as Vice Presidents of the Company.

V. Company's staff

As at the end of the reporting period, the Company had a total of 7,343 employees. There is no retired staff expenses that needs to be borne by the Company.

The structure of the employees is as follows:

(I) Professional compositions

Professional type	Number of employees
Management post	1,775
Technical post	3,935
Operational post	1,633

(II) Educational level

Education	Number of employees	Education	Number of employees
Master degree of above	222	Secondary	485
Undergraduate	2,749	Technical college	484
College	1,776	Senior secondary or below	1,627

The directors present their report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as "the Group") for the year ended 31 December 2007.

Director's Work

The particulars of work of the Directors of the Company and their professional committees during the year are set out in the Corporate Governance Report of this annual report.

Principal activities

The Company is principally engaged in the provision of offshore oilfield services including drilling services, well services, marine support and transportation services and geophysical services. The principal activities of the subsidiaries comprise investment holding, sale of logging equipment, leasing of geophysical vessels, provision of drilling fluids services and provision of drilling services in Indonesia. There were no significant changes in the nature of the Group's principal activities during the year. The review of the operating result of the Company during the reporting period and the future development outlook of the Company is set out in the Management Discussion & Analysis of this annual report.

Results and dividends

The Group's profit for the year ended 31 December 2007 and the state of affairs of the Company and the Group at that date under HKFRS are set out in the financial statements on pages 158 to 163.

The Directors recommend the payment of a final dividend of RMB 0.12 per ordinary share in respect of the year to shareholders who are entitled to bonus and dividends. This recommendation has been incorporated in the financial statements as an allocation of retained profit within the equity section of the balance sheet. This dividend together with special interim dividend amount to about RMB539.4384 million. Further details of this accounting treatment are set out in the financial statements note.

Subsidiaries

Particulars of the Company's subsidiaries as at 31 December 2007 are set out in note 16 to the financial statements (Hong Kong).

Gearing Ratio

Details of the Group's gearing ratio are set out in Note 39 to the financial statements (Hong Kong).

Remuneration Policies

The Group adopts an incentive approach to enable an efficient human resources management. Different incentive schemes based on different kinds of professionals were used and the Company has established an appropriate appraisal system to create a fair competition environment, in which promotion or degradation only depends on performance maximizing the development opportunities for quality staff. Besides, the Company also provided various benefits, including provisions of social insurance, to employees.

Summary Financial information

A summary of the published results and the assets, liabilities and minority interests of the Group for the last three years as extracted from the audited financial statements and reclassified as appropriate set out as below. This summary does not form part of the audited financial statements.

Results

Unit: RMB'000

	2007	2006	2005	2004	2003
Revenue	9,007,987	6,364,839	4,788,792	3,824,029	3,062,255
Other revenues	38,611	31,341	12,919	23,488	11,720
Operation expenses					
Depreciation of property, plant and equipment	(1,042,081)	(900,244)	(755,676)	(666,971)	(594,003)
Employee compensation costs	(1,123,041)	(936,936)	(833,345)	(640,153)	(513,098)
Repair and maintenance costs	(317,546)	(356,510)	(285,166)	(226,733)	(172,139)
Consumption of supplies, materials, fuel, services, subcontracting expenses and others	(2,881,705)	(2,141,142)	(1,696,796)	(1,230,070)	(924,412)
Operating lease expenses	(365,706)	(313,431)	(213,436)	(186,828)	(121,526)
Other operating expenses	(387,108)	(274,444)	(105,288)	(166,549)	(165,533)
Other selling, general and administrative expenses	(102,003)	(81,231)	(61,737)	(38,045)	(33,489)
Provision for impairment in property, plant and equipment	-	-	-	-	-
Total operating expenses	(6,219,190)	(5,003,938)	(3,951,444)	(3,155,349)	(2,524,200)
Profit from operations	2,827,408	1,392,242	850,267	692,168	549,775
Financial income					
Exchange gains/(losses), net	(113,868)	(46,694)	(16,802)	199	(716)
Finance costs	(31,563)	(36,708)	(104)	-	-
Interest income	71,437	27,856	16,956	34,300	32,175
Share of profits of jointly-controlled entities	113,153	113,505	106,617	79,445	38,663
Profit before tax	2,866,567	1,450,201	956,934	806,112	619,897
Tax	(628,983)	(321,966)	(135,938)	(104,385)	(153,991)
Net profit of daily operation attributable to shareholders	2,237,584	1,128,235	820,996	701,727	465,906

Assets and liabilities

Unit: RMB'000

	2007	2006	2005	2004	2003
Total assets	23,088,985	13,130,170	9,709,875	9,140,820	8,231,055
Total liabilities	5,863,977	4,511,626	2,055,133	2,076,144	1,685,919

Property, plant and equipment

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 14 to the financial statements (Hong Kong).

Share capital

The Company's authorised or issued share capital during the year has increased from 3,995,320,000 to 4,495,320,000 shares.

Pre-emptive rights

There are no provisions for pre-emptive rights under the Company's Articles of Association or the Company Law of the PRC which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Purchase, redemption or sale of listing securities of the Company

Neither the Company nor its subsidiaries purchased, redeemed or sold any of its listing securities during this year.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 32 to the financial statements (Hong Kong) and in the consolidated statement of changes in equity, respectively.

Distributable reserves

The Company accomplished net profit of RMB2,237,583,857, together with retained earnings of RMB2,204,898,038 at the beginning of the year and statutory surplus reserve of RMB235,099,686, thus profit available for distribution to shareholders was RMB4,442,481,895. Cash dividends of RMB239,719,200 were allocated to all shareholders by the company in June 2007. As at the end of 2007, the retained earnings of the company were RMB3,967,663,009. The company intended to pay cash dividend of RMB12 Fen (include tax) per share based on total share capital of 4,495,320,000 shares. The total payment of cash dividends this time were RMB539,438,400, while retained earnings were RMB3,428,224,609 transferred to distribution in subsequent years. The distribution plan is required to be submitted to 2007 Annual General Meeting of the company for examination and discussion.

Charitable contributions

During the year, the Group made charitable donations totaling RMB8,123,706.

Major customers and suppliers

In the year under review, sales to the Group's five largest customers accounted for 81% of the total sales for the year and sales to the largest customer included therein accounted for approximately 63%. Purchases from the Group's five largest suppliers accounted for approximately 32.46% of the total purchases for the year.

The Group has provided certain oilfield services to and obtained certain services from the companies with the same ultimate holding company of the Company, details of which are set forth in the section "Connected Transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and five largest suppliers.

Assets measured at fair value

The majority of the assets of the Group were valued using hostorical cost convention, except for available-for-sale investments which have been measured at fair value. During the reporting period, there was no significant change in the fair value of the available-for-sale investments held by the Group.

Explanation for the profit forecast for 2007

The Company forecastsed the revenue for the year of 2007 in the Prospectus of IPO of A Share of COSL as RMB8,716,090,000 and with net profit of RMB1,834,550,000. The audited PRC results were revenue of RMB 9,241,890,000 and net profit of RMB2,237,580,000, representing an increase of 6.03% and 21.96% compared with profit forecast, mainly due to increase of actual workload and actual operation price achieved. The details by Company's business segments are as follows:

Unit: RMB million

Type of business segment	Forecasted revenue	Audited revenue	Increase/decrease	Change%
Drilling services	4,214.1	4,020.2	-193.9	-4.6%
Geophysical services	1,489.5	1,480.6	-8.9	-0.6%
Marine support and Transportation services	1,339.5	1,417.7	78.2	5.8%
Well services	1,673.1	2,323.5	650.4	38.9%
Total	8,716.2	9,242.0	525.8	6.0%

In the profit forecast, the "workover" services was included in drilling services. According to the business nature, net income of RMB543.6 million for "workover" services for the year was adjusted to well service segment, which caused the decrease in income of drilling service (in addition, if "workover" service was included in drilling segment, then the actual income of drilling segment increased by RMB349.7 million compared with forecast, mainly due to grow in workload and price); in addition to the "workover" service of RMB543.6 million adjusted to well service segment, grows in market share and workload brought increase of RMB106.8 million to this segment , which was the reason for significant increase in well service. Earnings of geophysical services were in line with forecast; income of marine support and transportation segment was higher mainly due to higher operation price.

Use of raised fund

The Company publicly issued 500,000,000 A shares, raising net fund of RMB6,598,755,426. As at the end of 2007, raising fund used was RMB1,746,647,168, the remained raised fund RMB4,876 million was deposited in the A share account at the bank.

Unit: RMB million

		Amount of raising fund used	1,747
The total amount of raised fund	6,740	Accumulated used for the year	1,747

Commitment	Planned investment amount	Adjustment	Actual investment amount	Whether conform with the progress of the plan and estimated earnings
Build the second drilling ship with 400 inches	1,242	No	1,239	Yes
Build multi-functions drilling platform	293	No	133	No
Build the second multi-functions drilling platform	306	No	83	No
Build 2+2 drilling ships with 300 inches and automatic rising arm	5,331	No	313	Yes
Build 18 oilfield operation ships involving six types	2,402	No	584	Yes
Build 2 ships with three functions in deep sea	952	No	0	Yes
Rebuilt geophysical ship with 8 cables	530	No	455	Yes
Build geophysical ship with 12 cables	1,149	No	0	Yes
Build geophysical ship investing in deep sea	529	No	0	Yes
Purchase VSP	16	No	19	Yes
Purchase 2 sets of oil pile and nitrogen equipment	41	No	0	Yes
Purchase 3 sets of LWD equipment items	243	No	0	Yes
Purchase equipment with nuclear magnetic resonance for inspecting well	26	No	25	Yes
Purchase equipment with function of scanning pictures for inspecting well	32	No	0	Yes
Total	13,092	-	2,851	-

Use of raised fund (continued)

Included in the use of raised fund of RMB1,747 million was an amount of RMB1,088 million used in replacing internal fund used. The fund replacement was approved by the Board of Directors on 28 December 2007, and Ernst & Young Hua Ming and China International Capital Corporation Limited (the sponsor), has issued Audited CIP Used Fund Report and Reviewed Opinion on Replacement of Advanced Investment Amount for Project under Construction by COSL, respectively.

Note

(1) The construction of the first and second multi-function drilling platforms was due to delay in getting major facilities and special materials. The date for delivery of the first multi-function drilling platform ship was postponed from the first quarter of 2008 to the fourth quarter of 2008, and the second from the second quarter of 2008 to the first quarter of 2009.

(2) Contract of purchase VSP item was signed in March 2007, and goods arrived in the third quarter of 2007, and is currently under trial run.

(3) Other items are making steady progress according to the schedule disclosed in the prospectus.

Significant items invested not by the fund raised from the A shares issued by the Company during the reporting period

The Company publicly issued enterprise bond of RMB1.5 billion on 14 May 2007, which were mainly used for construction of drilling ships, well ships and upgrading for geophysical ships, among which, items of drilling rig construction, multi-function drilling platform construction, 18 well ships involving 6 types and 931 drilling rig were under reconstruction. Construction of 931 drilling rig will complete in the third quarter of 2008.

Charge on Assets

As at 31 December 2007, neither the Group nor the Company had any charge against its assets.

Contingent Liabilities

As at 31 December 2007, neither the Group nor the Company had any significant contingent liabilities.

Directors and supervisors

In accordance with the Company's Articles of Association, all directors and supervisors are elected for a term of three years and may serve consecutive terms upon re-election.

The directors and supervisors of the Company during the year were:

Executive directors:
Yuan Guangyu
Li Yong

Non-executive directors:
Fu Chengyu
Wu Mengfei

Independent non-executive directors:
Gordon C.K. Kwong
Andrew Y. Yan
Simon X. Jiang

Independent supervisors:
Zhang Dunjie

Supervisors:
Zhang Benchun
Yang Jinghong

Pursuant to the Rule 3.13 of the Listing Rules of the Stock Exchanges of Hong Kong Limited, the Company having received annual confirmations of independence from Gordon C.K. Kwong, Andrew Y. Yan, Simon X. Jiang and Zhang Dunjie, and as at the date of this report, still considers them to be independent.

Directors, supervisors and senior biographies

Biographical details of the directors and supervisors of the Company and the senior management of the Group are set out on pages 45 to 47of the Annual Report.

Directors and supervisors service contracts

Each of the independent non-executive directors and independent supervisors is required to enter into a service contract with the Company for a term of three years, renewable upon re-election. Details of the directors remunerations for the year 2007 are set out in Note 7 to the financial statements (Hong Kong).

Apart from the foregoing, no director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Directors remuneration

Directors and supervisors fees are subject to shareholders, approval at general meetings. Other emoluments are determined by the Company's board of directors with reference to the duties and responsibilities of the directors, the remuneration committee's recommendation and performance and the results of the Group.

The remuneration committee examined the remuneration of directors, supervisors and senior management disclosed in the report for the year. In view of the remuneration committee, the disclosure reflected the real condition of remuneration of the above parties. The committee also examined the Stock Appreciation Rights Incentive Scheme of the management of the company passed in the general meeting held on 9 November 2006 and considered authorization granted complied with the requirements of such scheme approved by the board and the general meeting.

Directors' and supervisors' interest in contracts

None of the directors and supervisors had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

Contracts of significance

The Company has entered into several agreements with CNOOC Limited, a related company, and other companies within CNOOC Group other than CNOOC Limited, for the provision of oilfield services by the Company to CNOOC Limited and CNOOC Group, and for the provision of various services by CNOOC Group to the Company. Further details of the transactions undertaken in connection with these contracts during the year are included in note 37 to the financial statements (Hong Kong).

Save as disclosed, no contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party, and in which a director of the Company had a material interest, which directly or indirectly, subsisted at year end or at any time during the year.

Directors, chief executives and supervisors interests and short position in shares

As at 31 December 2007, none of the directors, chief executive and supervisors and their respective associates had registered an interest or short positions in the shares of the Company or any of its associated corporations which would fall to be notified to the Company, pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO"), or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listing Issuers and the Administrative Rules of the Shares owned by Directors, Supervisors and Chief Executives of Listing Issuers and their changes issued by the CSRS.As at 31 December 2007, in respect of A share issued by the company, Mr. Fu Chengyu, the Chairman of the company has interest in 20,000 A share purchased by way of bidding in Shanghai Stock Exchange during the reporting period.

Substantial shareholders' and other persons' interests in shares

As at 31 December 2007, so far as is known to any director, or the chief executive, 5% or more of the interest of the issued share capital of the Company as recorded in the register of interests maintained by the Company pursuant to the Section 336 of the SFO are as follows:

Name of shareholder Mirae Asset Global	shares held or deemed to be held	number of shares in interest (share)	Shares in COSL'S interest
Mirae Asset Global Investments (Hong Kong) Limited	Beneficial owner	230,786,000(L)	15.04(L)
Fidelity International Limited	Beneficial owner	123,276,000(L)	8.03(L)
Halbis Capital Management (Hong Kong) Limited	Beneficial owner	117,320,000(L)	7.64(L)
Baring Asset Management Limited	Interest in a controlled corporation	79,882,000(L)	5.20(L)

Notes: "L" denotes long position.

Save as disclosed above, the directors are not aware of any other person who had an interest in the shares of the Company which would fall to be disclosed to the Company pursuant to Section 336 of the SFO.

Borrowings

Interest-bearing bank borrowings

In June 2006, the Group borrowed a RMB denominated bank loan from the Export-Import Bank of China for the purpose of financing the construction of four modular drilling rigs. The total facilities amounted to RMB944 million of which RMB600 million was utilized as at 31 December 2006. In February 2007, the Group fully utilized the total facilities by drawing down the remaining RMB344 million. The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by the People's Bank of China subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by installments

Long term bonds

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the redemption or maturity date is 14 May 2022.

Directors, chief executive and supervisors rights to acquire shares or debentures

At no time during the year were rights to acquire benefits by means of acquisition of shares in or debentures of the Company granted to any directors, chief executive and supervisors or their respective spouses or minor children, or were any such rights exercised by them; nor was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

Connected Transactions (Defined and governed by the Listing Rules)

Under the Listing Rules, connected transactions of the Company must be fully disclosed and may be subject to the requirement of independent shareholders' approval, if the transaction is over a certain amount. The Company has applied to the Stock Exchange of Hong Kong Limited ("HKSE") at the time of listing on the HKSE for a waiver from strict compliance with the reporting, announcement and independent shareholders' approval requirements in respect of the continuing connected transactions of the Company and the HKSE has granted a waiver in respect of such requirements for a period of three years, which expired at the end of 2004.

On 18 October 2004, the Company entered into a master agreement (the "2004 Agreement") with CNOOC for the continuing connected transactions of the Company for a period of three years. The 2004 Agreement was approved by the independent

Connected transactions (continued)

shareholders of the Company at an extraordinary general meeting held on 29 November 2004. As the 2004 Agreement was due to expire at the end of 2007, the Company and CNOOC entered into a new master agreement in respect of the continuing connected transactions of the Company on 7 November 2007. The agreement has a term of three years from 1 January 2008 to 31 December 2010 and was approved by the independent shareholders of the Company at the extraordinary general meeting held on 31 December 2007. Please refer to China Securities Journal, Shanghai Securities, Securities Times, Hong Kong's Wenhui and THE STANDARD and website of HKSE, Shanghai Stock Exchange and the website of the Company for details of continuing related transaction published on 8 November 2007.

For the year ended 31 December 2007, the Company had the following transactions:

Unit: RMB'000

	2007	2006
A. Included in revenue (net of sales surtaxes)		
Revenue earned from provision of services to the following related parties:		
a. CNOOC Limited Group		
Provision of drilling services	2,568,662	1,785,019
Provision of well services	1,817,111	1,107,180
Provision of marine support and transportation services	979,403	699,921
Provision of geophysical services	484,806	531,059
	5,849,982	4,124,179
b. The CNOOC Group		
Provision of drilling services	6,063	3,624
Provision of well services	5,915	526
Provision of marine support and transportation services	193,487	147,083
Provision of geophysical services	158,061	63,887
	363,526	221,120
B. Included in operating expenses		
Services provided by the CNOOC Group:		
Labour services	18,484	10,463
Materials, utilities and other ancillary services	239,987	192,586
Transportation services	8,062	5,244
Leasing of office, warehouse, and berths	65,751	47,651
Repair and maintenance services	24,530	12,332
Management services	6,923	15,449
	363,737	283,725
C. Included in interest income/ expenses:		
CNOOC Finance		
Interest income	1	1
Interest expenses	780	-
D. Loans drawn down and repaid during the year		
CNOOC Finance	150,000	-
E. deposits:		
Deposits placed with CNOOC Finance as at year end	105	104

Connected Transactions (continued)

For items (A) and (B) above, the independent shareholders of the Company granted approval for the Company to enter into the connected transactions set out by ordinary resolutions at the extraordinary general meeting held on 29 November 2004. For items (C) and (E), these transactions were qualified as "De minimis transaction" as defined in the Listing Rules, item (D) qualified as "exempt financial assistance" as defined in the Listing Rules.

The independent non-executive directors have reviewed the above transactions and have confirmed that:

(1) the transactions were entered into between the Group and the connected persons of their respective associates (where applicable) in the ordinary and usual course of its business;

(2) the transactions were entered into on normal commercial terms, or where there is no available comparison, on terms no less favourable than those available from or to independent third parties;

(3) the transactions were entered into in accordance with the relevant agreements governing such transactions, on terms that are fair and reasonable to the independent shareholders as a whole;

(4) the transactions were entered into with the annual aggregate value of each category of connected transactions not exceeding the relevant annual limits as approved by the independent shareholders.

Auditors of the company has written a letter to the board and stated that:

(a) Such transactions receiveb approvals from the board;

(b) The value of such transactions complied with the pricing standard stated in related agreements;

(c) The terms of such transactions were made under the terms of agreement and documents for supervising such transactions;

(d) Related actual amount did not exceed exempt limit.

Related Party Transactions

The disclosures and approval of the related transaction between the Company and CNOOC Ltd. or other members of CNOOC Group had complied with the related requirements of the Stock Listing Rules of Shanghai Stock Exchange.

Prospectus of The A Share made full disclosure to the above related transactions and agreements between the company and CNOOC or other members of CNOOC Group.The Company entered into Integrated Service a master agreement with CNOOC on 7 November 2007, making supplement for terms of certain related transactions. Please refer to China Securities Journal, Shanghai Securities, Securities Times, Hong Kong's Wenhui and THE STANDARD and website of HKSE, Shanghai Stock Exchange and the website of the Company for details of continuing related transaction published on 8 November 2007. All related transactions made in 2007 have been complied with the related requirement of Stock Listing Rules of Shanghai Stock Exchange.

Related Party Transactions (continued)

During the year ended 31 December 2007, the major transactions between the Company and related parties were as follows:

Unit: RMB Yuan

Financial Statemants (PRC)	2007	2006
Provide drilling services		
CNOOC Ltd Group	2,568,661,979	1,786,019,412
CNOOC Base Group Oilfield Construction Equipment & Technology Service Company	3,421,026	7,800,000
Other CNOOC Group companies	2,641,488	1,824,460
Jointly-controlled entities	5,262,461	203,800
Subtotal	2,579,986,954	1,795,847,672
Gross amount of drilling services	4,020,171,440	2,718,411,428
Proportion in similar transactions	64%	66%
Provide well services		
CNOOC Ltd Group	1,797,711,242	1,107,180,403
Other CNOOC Group companies	4,342,338	525,525
Jointly-controlled entities	11,218,080	4,745,100
Subtotal	1,813,271,660	1,112,451,028
Gross amount of well services	2,323,452,207	1,839,382,910
Proportion in similar transactions	78%	60%
Provide shipping services		
CNOOC Ltd Group	979,403,351	699,920,663
Offshore Oil Engineering Co., Ltd	80,520,037	64,353,010
CNOOC and Shell Petrochemicals Company Limited	60,150,462	47,233,127
CNOOC Hainan Petroleum Transportation Service Co., Ltd	-	8,213,156
Bohai Oil Material Supply Company	8,196,000	8,160,000
CNOOC Petroleum Base Corp Huizhou Oil Products Branch	-	11,453,876
CNOOC KINGBOARD CHEMICAL LIMITED	35,780,842	4,114,330
Other CNOOC Group companies	8,839,859	3,545,406
Jointly-controlled entities	2,848,242	54,000
Subtotal	1,175,738,793	847,057,568
Gross amount of shipping services	1,417,668,593	1,073,546,108
Proportion in similar transactions	83%	79%
Provide geophysical services		
CNOOC Ltd Group	484,805,704	531,053,827
Offshore Oil Engineering Co., Ltd	132,518,503	46,493,726
Bohai Oil Harbor Engineering and Construction Company	19,023,492	15,723,284
Other CNOOC Group companies	6,519,346	1,665,000
Subtotal	642,867,045	594,945,837
Gross amount of geophysical services	1,480,602,592	892,820,467
Proportion in similar transactions	43%	67%

Related Party Transactions (continued)

Unit: RMB Yuan

Financial Statemants (PRC)	2007	2006
Costs for providing contracted workers	16,994,003	10,463,390
Costs for purchase of materials, tools,low-value consumables and paymentofcharges for public services	236,587,787	192,586,469
Cost of transportation	8,062,168	5,244,305
Premises rental and vessel berthage	65,750,657	47,650,575
Maintenance cost	24,529,697	12,331,853
Charges for property management	6,923,061	15,448,921
Interest Income	961	620
Interest Expenditure	779,625	-
Loan and repayment of short term loans	150,000,000	-

Sufficiency of public float

Based on information that is publicly available to the Company and to the best knowledge of the directors, at least 25% of the Company's total issued share capital was held by the public as at the date of this report.

Post balance sheet events

Details of significant post balance sheet events of the Group are set out in note to the financial statements.

Audit Committee

The final results have been reviewed by the audit committee of the Board which consists of three independent non-executive directors. The committee has reviewed the accounting principles and practices adopted by the Company, and has also discussed auditing, internal control and financial reporting matters including the review of audited 2007 annual results with the management.

Code on Corporate Governance Practices and Model Code for Securities Transactions by Directors of Listed Issuers

For the year under review, compliance with the Code on Corporate Governance Practices by the Company is set out in the Corporate Governance Report on pages 33 to 34 of this annual report. Upon specific enquiry to each and every director by the Company, the Board of Directors confirms that all the members of the Board, for the year under review, have complied with the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Listing Rules.

Auditors

The accounts have been audited by Ernst & Young and Ernst & Young Hua Ming. They will retire and a resolution for their re-appointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Fu Chengyu
Chairman
Hong Kong
28 March 2008

The Supervisory Committee of the Company for the year 2007 has diligently performed its responsibilities, supervised and examined the procedures for decision making, the operating situation according to the law and financial disclosure etc. for the Company, and provided necessary protection for the legal benefits of the shareholders, the Company and the staff in accordance with the requirements of the Company law of the People's Republic of China, Articles of Association and the Rules of Procedure for the Supervisory Committee of the Company.

1. Changes of members of the Supervisory Committee during the reporting period

During the reporting period, according to the revised Articles of Association, the number of members of the Supervisory Committee was adjusted from 4 to 3, of which Mr. Xiao Jianwen and Mr. Tang Daizhi resigned as supervisors on 4 June 2007 and 25 July 2007 respectively, while Mr. Yang Jinghong was elected as the Supervisor and Staff Representative of the Company at the Staff Representatives' Meeting on 26 July 2007. As of the date of this report, the Supervisory Committee of the Company comprises of:

Chairman: Zhang Benchun, re-elected at the General Meeting held on 25 May 2005 for a term of 3 years until 19 September 2008; Supervisor and Staff Representative: Yang Jinghong, elected as the Supervisor and Staff Representative of the Company at the Staff Representatives' Meeting on 26 July 2007 for a term until 25 July 2010; Independent Supervisor: Zhang Dunjie, re-elected at the General Meeting held on 25 May 2005 for a term of 3 years until 26 May 2009.

2. Operation of the Supervisory Committee

(1) During the reporting period, all supervisors attended 5 regular Board meetings and 5 Supervisory Committee's meetings were convened. Every Supervisory Committee's meeting was convened on the same date as each Board meeting that the supervisors attended was held and started after each Board meeting had concluded. The meeting date was on 6 February 2007, 23 March, 28 August, 29 October and 28 December respectively. Procedures for calling the Board meeting and its resolutions were reviewed during the Committee's meetings;

(2) Members of the Supervisory Committee also attended meetings of the Audit Committee under the Board of Directors during the reporting period and listened to a specific report given by the management in respect of the financial results and internal control;

(3) The Supervisory Committee considered and approved the revised Rules of Procedure for the Supervisory Committee in April 2007;

(4) Members of the Supervisory Committee had conducted examination in respect of the issue of A shares by the Company during the reporting period and had made relevant undertaking in the prospectus;

(5) The Supervisory Committee had given its professional audit advice in respect of the disclosure of the 3rd quarterly results for the year 2007 in compliance with the regulatory requirements of the issue of A shares during the reporting period.

(6) Zhang Benchun, Chairman of the Supervisory Committee attended the Extraordinary General Meeting convened on 31 December 2007, and supervised and witnessed the procedures of the meeting.

3. Independent opinions of the Supervisory Committee

(1) The Company's operating situation according to the law

After supervising and examining the operating situation of the Board of Directors of the Company and the senior management, and the management system of the Company, the Supervisory Committee of the Company is of the opinion that the procedures for calling the General Meeting and Board meetings and the relevant resolutions made during the reporting period were in compliance with the requirements of the laws, regulations and the Articles of Association. The Board of Directors and the senior management have earnestly performed their responsibilities for integrity and assumed their duties diligently. They also considered that the Company has established a strong internal control system as well as successfully taken measures against the management and financial risks. Directors and the senior management have not been found violating any laws, regulations or the Articles of Association when performing duties of the Company and have not been found conducting any behaviour that would damage the interests of the Company and the shareholders.

3. Independent opinions of the Supervisory Committee (continued)

(2) Financial situation of the Company

The Supervisors have supervised and examined the financial management system and financial situation of the Company by participating the Board meetings and the meetings of the Audit Committee under the Board of Directors and have reviewed relevant financial information of the Company during the examination process. After such examination, the Supervisory Committee is of the opinion that the Company is in strict compliance with the financial laws and regulations and the financial system. The financial management system of the Company is healthy and effective, the accounting methods are consistent while the financial statements are true and reliable. Ernst & Young and Ernst & Young Hua Ming have audited the financial reports of the Company for year 2007 in accordance with the domestic and overseas accounting standards and have presented its audit reports without reservation. The Supervisory Committee considers the report to be objective and fairly reflect the financial and operating situation of the Company.

(3) Management situation of the Company

During the reporting period, the Company has further strengthened its internal management and improved every rule and system of the Company. In particular, the Company has successfully operated the ERP system in August 2007, which has provided a more effective management platform for the Company and strengthened the compatibility, real-timeliness and consistency of the Company's information and enhanced the organization and planning level of the utilization of resources by the Company. The Supervisory Committee is of the opinion that the operation and management level of the Company during the reporting period has obviously improved compared to last year.

(4) Status of usage of funds raised

Total net proceeds raised by the Company from the issue of A shares amounted to RMB 6.599 billion, were exercised in strict accordance with the disclosure set forth in the prospectus and the requirements of the China Securities Regulatory Commission. No improper use and appropriation of proceeds had occurred.

(5) Acquisitions and disposals of assets by the Company

The Company did not acquire or dispose any assets during the year 2007.

(6) Status of connected transactions

During the reporting period, all the connected transactions entered between the Company and China National Offshore Oil Corporation and its subsidiaries had complied with all the relevant requirements of the Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange and those transactions were necessary for the production and operation of the Company and were at fair prices. In addition, the Company had entered a relevant agreement with China National Offshore Oil Corporation in respect of connected transactions carrying out on a recurring basis from the years 2008 to 2010 during the reporting period. The Supervisory Committee considered the execution and approval of such agreement was in compliance with the requirements of laws, regulations and the Articles of Association, and the types of transactions involved in the agreement were necessary to the daily production and operation of the Company, and the transaction principles and pricing mechanisms stated in the agreement were fair, reasonable and in the interests of the Company and the shareholders as a whole.

(7) Profit forecast

The Supervisory Committee is of the opinion that the explanation on the profit forecast for the year of 2007 is reasonable and adequate.

For and on behalf of

Supervisory Committee

Chairman of the Supervisory Committee

Zhang Benchun

28 March 2008

1. Significant litigation or arbitration

There was no significant litigation or arbitration during the year.

2. Acquisitions, disposal of assets and mergers of the Company during the reporting period

The Company had no significant acquisitions, disposal of assets and mergers during the year.

3. Significant related party transactions of the Company during the reporting period

(1) According to the connected agreement between the Company and CNOOC or other members of CNOOC Group, the particular details of the related party transactions were included as follows:

(a) Provisions of offshore oilfield services by the company to CNOOC Group;

(b) Provisions of material, facilities, labor force and full set of logistics services by CNOOC Group to the company;

(c) Provisions of offices and production plants and related property management services by CNOOC Group to the company.

Unit: RMB Yuan

Financial Statemants (PRC)	2007	2006
Provide drilling services		
CNOOC Ltd Group	2,568,661,979	1,786,019,412
CNOOC Base Group Oilfield Construction Equipment & Technology Service Company	3,421,026	7,800,000
Other CNOOC Group companies	2,641,488	1,824,460
Jointly-controlled entities	5,262,461	203,800
Subtotal	2,579,986,954	1,795,847,672
Gross amount of drilling services	4,020,171,440	2,718,411,428
Proportion in similar transactions	64%	66%
Provide well services		
CNOOC Ltd Group	1,797,711,242	1,107,180,403
Other CNOOC Group companies	4,342,338	525,525
Jointly-controlled entities	11,218,080	4,745,100
Subtotal	1,813,271,660	1,112,451,028
Gross amount of well services	2,323,452,207	1,839,382,910
Proportion in similar transactions	78%	60%
Provide shipping services		
CNOOC Ltd Group	979,403,351	699,920,663
Offshore Oil Engineering Co., Ltd	80,520,037	64,353,010
CNOOC and Shell Petrochemicals Company Limited	60,150,462	47,238,127
CNOOC Hainan Petroleum Transportation Service Co., Ltd	-	8,213,156
Bohai Oil Material Supply Company	8,196,000	8,160,000
CNOOC Petroleum Base Corp Huizhou Oil Products Branch	-	11,458,876
CNOOC KINGBOARD CHEMICAL LIMITED	35,780,842	4,114,330
Other CNOOC Group companies	8,839,859	3,545,406
Jointly-controlled entities	2,848,242	54,000
Subtotal	1,175,738,793	847,057,568
Gross amount of shipping services	1,417,668,593	1,417,668,593
Proportion in similar transactions	83%	83%

3. Significant related party transactions of the Company during the reporting period (continued)

Unit: RMB Yuan

	2007	2006
Provide geophysical service		
CNOOC Ltd Group	484,805,704	531,058,827
Offshore Oil Engineering Co., Ltd	132,518,503	46,498,726
Bohai Oil Harbor Engineering and Construction Company	19,023,492	15,723,284
Other CNOOC Group companies	6,519,346	1,665,000
Subtotal	642,867,045	594,945,837
Gross amount of geophysical service	1,480,602,592	892,820,467
Proportion in similar transactions	43%	67%

Unit: RMB Yuan

	2007	2006
Costs for providing contracted workers	16,994,003	10,463,390
Costs for purchase of materials, tools,low-value consumables and paymentofcharges for public services	236,587,787	192,586,469
Cost of transportation	8,062,168	5,244,305
Premises rental and vessel berthage	65,750,657	47,650,575
Maintenance cost	24,529,697	12,331,853
Charges for property management	6,923,061	15,448,921
Interest Income	961	620
Interest Expenditure	779,625	-
Loan and repayment of short term loans	150,000,000	-

The company entered into a number of agreements with CNOOC upon restructuring in respect of employee's benefit arrangement, material provision, public utilities and ancillary service and provision of technology service, house leasing and other various commercial arrangements.

Prior to restructuring, the group use certain properties of CNOOC without payment. The company signed a number of leasing agreements with CNOOC on September 2002 to rent the above properties and other properties for one year. Such leasing contracts are renewed annually according to market price.

In view of directors of the company, the above transactions with related parties were carried out in the normal course of business.

(2) Statement of impact of related transactions on the company's profit and its necessarity and continuity

There were many connected transactions between the company and related parties such as CNOOC (China) Limited, due to CNOOC's exclusive regulation of corporation with foreign countries for exploring oil and its development history, which complied with the requirement of the policies in the industry. These related transactions constituted the major income source of the company, making huge effect on the company's development. Stale grow in the company's business during the consecutive five years after listing of H share proved that these related transactions were a dispensable part for the company's development. The related transaction of the company confirmed the price of the contracts through public bidding or negotiation, reflecting the fair, justice, open principle and favorable for the development of the company's main business and ensuring to maximize the interest of shareholders. The fact showed that these related transactions were necessary and should continue in future.

4. Custodies

The Company had not taken any custody during the year.

5. Contracted operation

The Company had not undertaken any significant construction contract during the year.

6. Lease

The Company had not entered into any significant lease during the year.

7. Guarantee

The Company had not provided significant guarantees during the year.

8. Entrusted fund

The Company had no fund entrustment during the year.

9. Other contracts of significance

The company entered into a master agreement with CNOOC on 7 November 2007, making supplement for terms of certain connected transactions. Please refer to China Securities Journal, Shanghai Securities, Securities Times, Hong Kong's Wenhui and THE STANDARD and website of HKSE, Shanghai Stock Exchange and the website of the company for details of continuing connected transaction published on 8 November 2007.

10. Performance of commitments

(1) The commitments of the company or shareholders with over 5% during the reporting period or continuing to the reporting period

CNOOC,the controlling shareholder of the company, undertakes that shares of the Company indirectly held by it shall neither be transferred or entrusted to others for management, nor be acquired by the Company within the 36 months upon listing of A share. During the reporting period, there was no breach of the commitments stated above.

(2) Assets of the company or items had profit forecasted, and the report is under the period of profit forecast. The Company made statement in respect of whether assets or items reached original earnings estimate and its reasons

The Company forecasted the revenue for the year of 2007 as stated in the Prospectus of IPO of A Share of COSL as RMB8,716,090,000 and net profit of RMB1,834,550,000. The audited PRC results were revenue of RMB9,241,890,000 and net profit of RMB2,237,580,000, representing increase of 6.03% and 21.96 compared with profit forecast, mainly due to increase of actual workload and actual operation price achieved. The details by Company's business segments are as follows:

Unit: RMB million

Type of business segment	Forecasted revenue	Audited revenue	Increase/decrease	Change %
Drilling service	4,214.1	4,020.2	-193.9	-4.6%
Geophysical services	1,489.5	1,480.6	-8.9	-0.6%
Marine support and transportation services	1,339.5	1,417.7	78.2	5.8%
Well service	1,673.1	2,323.5	650.4	38.9%
Total	8,716.2	9,242.0	525.8	6.0%

10. Performance of commitments (continued)

In the profit forecast, the "workover" service was included in drilling service. According to the business nature, net income of RMB543.6 million for "workover" services for the year was adjusted to well service segment, which caused the decrease in income of drilling service (in addition, if "workover" service was included in drilling segment, then the actual income of drilling segment increased by RMB349.7 million compared with forecast, mainly due to growth in workload and price); in addition to the "workover" service of RMB543.6 million adjusted to well service segment, growth in market share and workload brought an increase of RMB106.8 million to this segment , which was the reason for significant increase in well service. Earnings of geophysical services were in line with forecast; income of marine support and transportation segment was higher mainly due to higher operation price.

11. Engagement and dismissal of auditor of the Company

During the reporting period, the Company did not change its auditors. The Company has engaged Ernst & Young Hua Ming as domestic auditing firm of the Company and Ernst & Young as international auditing firm of the Company since 2002.

12. Penalizing and correcting listed companies and their directors, supervisors, senior management, shareholders and beneficial controller

During the reporting period, the Company, its directors, supervisors, senior management, shareholders of the Company and beneficial controller had not been examined, criticized, nor received administrative punishments by CSRC, nor were publicly reprimanded by the Stock Exchange.

13. Other significant events and their effects and solutions

During the reporting period, the company didn't hold share option in other listing companies or trade other companies' shares.

14. Share appreciation rights plan

On 22 November 2006, the Company's share appreciation rights plan for senior officers (the "SAR Plan") was approved by the shareholders in the Second Extraordinary General Meeting of the year.

The grant of the share appreciation rights, with an exercise price of HK$4.09 per share, was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

SAR Plan was effective from 22 November 2006, and according to the plan, the exact number of share that the eligible senior officers will be entitled to is dependent on a number of performance targets that will be assessed two years after the effective date. The vesting period is two years, and the senior officers can exercise their rights in four equal batches, beginning of year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentage:

1) between HK$0.99 and HK$1.50, at 50%;
2) between HK$1.51 and HK$2.00, at 30%;
3) between HK$2.01 and HK$3.00, at 20%; and
4) HK$3.01 or above, at 15%.

14. Share appreciation rights scheme (continued)

The total amount paid in cash as a result of exercising the SAR shall not exceed 10% of the profit of the year of the Company. The cash payment made in respect of the SAR must be deposited into the personal accounts of the eligible senior officers and not less than 20% of these payment should remain in the accounts until the recipient has completed his service terms.

The fair value of the share appreciation rights granted as at 31 December 2007 was measured at HK$3.19 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 42.03% and a risk-free interest rate of 4.41%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

As at 31 December 2007, the details of the Company's SAR Plan were as follows:

	Name	Shares granted	At 1 January 2007 RMB	Addition RMB	Decrease RMB	At 31 December 2007 RMB
Chief executive officer	Yuan Guangyu	964,200	-	1,560,395	-	1,560,395
Executive vice president	Li Yong	704,300	-	1,139,791	-	1,139,791
Executive vice president	Zhong Hua	704,300	-	1,139,791	-	1,139,791
Executive vice president	Chen Weidong	704,300	-	1,139,791	-	1,139,791
Vice president	Li Xunke	656,900	-	1,063,082	-	1,063,082
Supervisor	Tang Daizhi*	656,900	-	281,774	-	281,774
Trade union chairman	Xu Xiongfei	609,100	-	985,724	-	985,724
		5000,000	-	7,310,348	-	7,310,348

* During the year, Mr. Tang Daizhi has resigned as a supervisor of the Company and joined CNOOC. According to the terms of the SAR Plan, he was entitled to his benefits up to the date of his resignation.

As at 31 December 2007, the SAR benefits recognised amounted to RMB7,310,348.

15. Jointly-controlled entities' summary Financial information

Unit: RMB Yuan

Name	2007 Total assets	2007 Total liabilities	2007 Turnover	2007 Net profit
China-France Bohai	191,136,045	82,399,314	279,600,389	84,645,610
Magcobar	321,857,360	93,808,136	407,856,440	106,919,706
CNOOC-OTIS	61,450,056	7,032,223	57,954,976	13,495,401
Logging-Atlas	40,607,216	5,342,204	38,370,962	9,373,647
China Offshore-Fugro	92,823,922	38,918,592	115,513,519	26,838,729
COSL-Expro Testing(Tianjin) Co,Ltd	86,335,683	18,787,870	100,471,048	28,843,313
PTTS	3,204,221	202,374	120,895	-693,138
Eastern Marine	349,494,979	52,649,541	33,783,378	-6,961,448
*Atlantis Deepwater	81,542,857	8,979,815	-	-19,685,524

* Atlantis Deepwater Project is in set-up stage, there was no revenue generated in 2007.

16. Information disclosure reference

Event	Name of newspaper or interface of posting	Posting date	Link of Worldwide Web of posting
Unaudited operational performance of COSL for 2006	The Standard and Wen Wei Po	2007-1-22	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of the results of the first 2007 extraordinary general meeting of COSL	The Standard and Wen Wei Po	2007-2-1	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of audited annual results of COSL for the year 2006	The Standard and Wen Wei Po	2007-3-26	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of the proposed A share issue, amendments to the Articles of Association and adoption of the procedural rules	The Standard and Wen Wei Po	2007-3-26	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of the 2006 annual general meeting of COSL	The Standard and Wen Wei Po	2007-4-20	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Clarification announcement of COSL	The Standard and Wen Wei Po	2007-4-23	http://www.hkex.com.hk/index.htm
Reply slip for the 2006 annual general meeting of COSL	The Standard and Wen Wei Po	2007-4-23	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Annual Report 2006 of COSL	The Standard and Wen Wei Po	2007-4-26	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of unaudited results for the first quarter of 2007 of COSL	The Standard and Wen Wei Po	2007-4-27	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of additional resolution proposed to be passed at the 2006 annual general meeting	The Standard and Wen Wei Po	2007-5-18	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Proxy Form for additional resolution proposed to be passed at the 2006 Annual General Meeting	The Standard and Wen Wei Po	2007-5-18	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of additional resolution proposed to be passed at the 2006 annual general meeting	The Standard and Wen Wei Po	2007-5-18	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of resignation of supervisor of COSL	The Standard and Wen Wei Po	2007-6-6	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of results of 2006 annual general meeting of COSL	The Standard and Wen Wei Po	2007-6-7	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of results of 2006 class meeting of COSL	The Standard and Wen Wei Po	2007-6-7	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of unaudited operational performance for the first half of 2007 of COSL	The Standard and Wen Wei Po	2007-7-23	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of resignation of supervisors and appointment of supervisor	The Standard and Wen Wei Po	2007-7-28	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of Board meeting	The Standard and Wen Wei Po	2007-8-17	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of interim results of 2007 of COSL	The Standard and Wen Wei Po	2007-8-29	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
IPO prospectus of A shares of COSL (reporting draft)		2007-9-7	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/ http://www.csrc.gov.cn/n575458/index.html

16. Information disclosure reference (continued)

Event	Name of newspaper or interface of posting	Posting date	Link of Worldwide Web of posting
Price sensitive information Proposed A share issue Reconciliation of consolidated financial information from new PRC GAAP to HKFRS Profit forecast Use of proceeds from the proposed A share issue	The Standard and Wen Wei Po	2007-9-7	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of CSRC approval of A share issue and commencement of price consultation period for A share	The Standard and Wen Wei Po	2007-9-12	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of IPO arrangement of A share issue and the initial consultation	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-12	http://www.sse.com.cn http://www.cosl.com.cn/
Summary of IPO prospectus of COSL	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-12	http://www.sse.com.cn http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
IPO prospectus of COSL		2007-9-12	http://www.sse.com.cn http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Appendix of IPO prospectus of COSL	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-12	http://www.sse.com.cn
Determination of indicative price range and offer size for A share issue	The Standard and Wen Wei Po	2007-9-19	http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Announcement of IPO of COSL's A shares through online placement	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-19	http://www.sse.com.cn
Announcement of IPO of COSL's A share through offline placement	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-19	http://www.sse.com.cn
Announcement of IPO of COSL's A shares online roadshow	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-19	http://www.sse.com.cn
Announcment of the results of initial price consultation and the offer price of A shares issue	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-19	http://www.sse.com.cn

16. Information disclosure reference (continued)

Event	Name of newspaper or interface of posting	Posting date	Link of Worldwide Web of posting
Interim report 2007 of COSL	The Standard and Wen Wei Po	2007-9-21	http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Announcement of issue price of IPO of A share of COSL, results of offline issue and ratio of online drawing	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-24	http://www.sse.com.cn
Determination of offer price for A share issue	The Standard and Wen Wei Po	2007-9-24	http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Announcement of results selected numbers of online placement for IPO of A shares	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-25	http://www.sse.com.cn
Announcement of results selected numbers of online placement for IPO of A shares	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-25	http://www.sse.com.cn
Articles of Association of COSL		2007-9-27	http://www.sse.com.cn http://www.cosl.com.cn/
IPO prospectus of COSL		2007-9-27	http://www.sse.com.cn http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Listing announcement of COSL	China Securities Journal Shanghai Securities News Securities Times Securities Daily	2007-9-27	http://www.sse.com.cn http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Announcement of completion of IPO of A share issue	The Standard and Wen Wei Po	2007-9-27	http://www.cosl.com.cn/ http://www.hkex.com.hk/index.htm
Announcement of recruitment of stock representative	China Securities Journal Shanghai Securities News Securities Times	2007-10-12	http://www.sse.com.cn http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of abnormal volatility of stock transactions of COSL	China Securities Journal Shanghai Securities News Securities Times	2007-10-15	http://www.sse.com.cn http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of Board meeting of COSL	The Standard and Wen Wei Po	2007-10-17	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of results of the Board of COSL	China Securities Journal Shanghai Securities News Securities Times	2007-10-30	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of third quarter results of COSL	China Securities Journal Shanghai Securities News Securities Times The Standard and Wen Wei Po	2007-10-30	http://www.sse.com.cn http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/

16. Information disclosure reference (continued)

Event	Name of newspaper or interface of posting	Posting date	Link of Worldwide Web of posting
Announcement of daily connected transactions of COSL	China Securities Journal Shanghai Securities News Securities Times	2007-11-08	http://www.sse.com.cn
Announcement of renewal of continuing of connected transactions	The Standard and Wen Wei Po	2007-11-08	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Circular of renewal of continuing of connected transactions	China Securities Journal Shanghai Securities News Securities Times	2007-11-15	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/ http://www.sse.com.cn
Announcement of results of the Board on renewal of continuing of connected transactions for 2008 to 2010 of COSL	China Securities Journal Shanghai Securities News Securities Times	2007-11-15	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Notice of extraordinary general meeting (A shares)	China Securities Journal Shanghai Securities News Securities Times	2007-11-15	http://www.sse.com.cn http://www.cosl.com.cn/
Notice of extraordinary general meeting (A shares)	The Standard and Wen Wei Po	2007-11-15	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/
Announcement of launch of A share offline placement of COSL	China Securities Journal Shanghai Securities News Securities Times The Standard and Wen Wei Po	2007-12-27	http://www.hkex.com.hk/index.htm http://www.cosl.com.cn/ http://www.sse.com.cn

17. Related Parties' Balances

Balances of Receivable/(Payable) with Related parties (Financial Statements (PRC))

Group — Unit: RMB Yuan

	2007	2006
Accounts Receivable		
CNOOC Ltd Group	822,815,876	458,922,627
Offshore Oil Engineering Co., Ltd	76,023,676	13,793,033
CNOOC and Shell Petrochemicals Company Limited	14,200,360	5,651,967
Bohai Oil Harbor Engineering and Construction Company	4,024,497	5,795,052
Nanhai West Oil Oilfield. Service (Shenzhen) Co., Ltd	2,250,000	1,225,000
Jointly-controlled entities	2,860,971	81,339
Others	5,872,799	1,181,127
	928,048,179	486,650,145
Accounts Payable		
CNOOC Shenzhen Platform Repair & Installation Co., Ltd	9,057,080	-
Bohai Material Services Limited	9,040,671	6,606,175
COSL-Hong Kong Ltd	8,736,484	-
Bohai Telecommunication Company	1,412,265	5,554,989
CNOOC Yanjiao Base Company	-	7,595,000
Jointly-controlled entities	26,822,674	14,689,634
Bohai Human Recourse Company	-	1,244,800
Others	22,831,678	19,554,130
	77,900,852	55,244,728
Amounts payable to CNOOC		
CNOOC	200,000,000	400,000,000
Including: Non current liability due within one year	200,000,000	200,000,000
Deposits kept in Related Company		
CNOOC Finance Co.,Ltd	104,917	103,956
Other receivables		
Bohai Material Services Limited	1,992,466	2,550,680
CNOOC	1,495,253	33,419,488
CNOOC China Limited	1,572,137	13,799,540
Jointly-controlled entities	7,985,079	1,628,255
Others	798,201	1,105,007
	13,843,136	52,502,970
Other payables		
CNOOC International Engineering Limited	14,634,459	14,722,722
CNOOC	3,248,229	14,089,591
Jointly-controlled entities	96,072	3,241,297
China Offshore Oil Nanhai West Corporation Zhenhai Industria Company	-	4,057,546
Offshore Oil Engineering Co., Ltd	-	1,405.686
Others	9,837,666	5,582,676
	27,816,426	43,099,518
Receipts in advance		
CNOOC Ltd Group	69,219,350	14,700,420
Offshore Oil Engineering Co., Ltd.	-	166,200
	69,219,350	14,866,620

ERNST & YOUNG

Ernst & Young Hua Ming (2008) Shen Zi No. 60157570_A02

To the shareholders of China Oilfield Services Limited

We have audited the accompanying financial statements of China Oilfield Services Limited (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheets and balance sheets as at 31 December 2007, the consolidated income statements and income statements, consolidated statement of changes in equity and the statement of changes in equity and the consolidated cash flow statement and cash flow statement for the year then ended and the notes to the financial statements.

1. Management's Responsibility For The Financial Statements

The management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises. This responsibility includes (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2. Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the Chinese Auditing Standards issued by the Chinese Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain a reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider the internal control relevant to the entity's preparation of financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. Opinion

In our opinion, the financial statements of the Company and the Group have been prepared in accordance with Accounting Standards for Business Enterprises, and present fairly, in all material respects, the financial positions of the Group and the Company as of 31 December 2007, and the results of their operations and the consolidated cash flows and cash flows of the Company for the year then ended.

Ernst & Young Hua Ming

Certified Public Accountant
Registered in the People's Republic of China — Ge Ming

Certified Public Accountant
Registered in the People's Republic of China — Zhong Li

Beijing, the People's Republic of China — 28 March 2008

CONSOLIDATED BALANCE SHEET

31 December 2007

Unit: RMB Yuan

Assets	Note 6	2007	2006
Current Assets:			
Cash on hand and at bank	(1)	8,778,193,761	2,129,708,318
Bills receivable	(2)	2,250,000	-
Accounts receivable	(3)	1,404,781,484	987,098,627
Prepayments	(4)	48,641,339	34,675,511
Interest receivable	(5)	23,421,647	2,436,747
Dividend receivable	(6)	21,287,114	7,416,590
Other receivables	(7)	130,102,922	89,704,347
Inventories	(8)	417,766,036	293,160,428
Available-for-sale financial assets	(9)	607,337,984	277,208,259
Total current assets		11,433,782,287	3,821,408,827
Non-current Assets:			
Long-term equity investments	(10)	485,171,185	435,108,770
Fixed assets	(11)	7,183,359,447	6,324,189,804
Construction-in-process	(12)	3,665,892,052	2,422,661,557
Intangible assets	(13)	67,922,090	22,585,628
Long-term deferred expenses	(14)	252,953,029	107,456,844
Total non-current assets		11,655,297,803	9,312,002,603
Total Assets		23,089,080,090	13,133,411,430
Liabilities and Shareholders' Equity			
Current Liabilities:			
Short-term debentures	(16)	-	997,416,663
Accounts payable	(17)	1,667,848,434	1,559,094,981
Receipts in advances	(18)	78,080,001	26,318,292
Staff cost payable	(19)	397,450,682	259,100,222
Taxes payable	(20)	528,338,656	94,049,549
Interest payable		43,375,880	-
Other payables	(21)	210,689,089	190,729,545
Current portion of non-current liabilities	(22)	400,000,000	200,000,000
Other current liabilities		58,720,187	39,334,743
Total current liabilities		3,384,502,929	3,366,043,995

The accompanying notes on pages 83-154 form an integral part of these financial statements.

CONSOLIDATED BALANCE SHEET

31 December 2007

Unit: RMB Yuan

	Note 6	2007	2006
Non-current Liabilities			
Long-term payable to the ultimate holding company	(23)	-	200,000,000
Interest-bearing bank borrowings	(24)	744,000,000	600,000,000
Long-term bonds	(25)	1,500,000,000	-
Deferred tax liabilities	(26)	235,569,366	348,756,159
Total non-current liabilities		2,479,569,366	1,148,756,159
Total Liabilities		5,864,072,295	4,514,800,154
Shareholders' equity:			
Share Capital	(27)	4,495,320,000	3,995,320,000
Capital reserves	(28)	8,074,565,726	1,975,810,300
Statutory reserve funds	(29)	677,614,950	442,515,264
Retained earnings	(30)	3,967,663,009	2,204,898,038
Including: proposed dividend	(31)	539,438,400	239,719,200
Cumulative translation reserve		9,844,110	67,674
Equity attributable to equity holders of the Company		17,225,007,795	8,618,611,276
Minority interest		-	-
Total shareholders' equity		17,225,007,795	8,618,611,276
Total Liabilities and Shareholders' Equity		23,089,080,090	13,133,411,430

The accompanying notes on pages 83-154 form an integral part of these financial statements.

The financial statements listed on pages 73-154 are signed by the following persons:

Legal Representative: Yuan Guangyu   Chief Financial Officer: Zhong Hua   General Manger (Finance Department): Chen Linting

(Company stamp)

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

Unit: RMB Yuan

	Note 6	2007	2006
1. Revenue	(32)	9,241,894,832	6,524,160,913
Less: Operating Costs		5,890,435,187	4,748,380,889
Business taxes and surcharges	(33)	233,907,439	159,321,871
Selling expenses		3,195,634	3,534,363
General and administrative expenses		284,383,687	222,943,273
Financial expenses	(34)	89,735,311	68,147,555
Assets impairment losses	(35)	6,450,718	1,726,711
Add: Investment income	(36)	125,036,694	117,613,644
Including: Share of profits of jointly-controlled entities		113,152,456	114,079,107
2. Operating Profit		2,858,823,550	1,437,719,895
Add: Non-operating income	(37)	38,610,931	31,275,326
Less: Non-operating expenses	(38)	30,867,341	18,792,516
Including: Losses on disposal of non-current assets		18,868,802	8,371,375
3. Profit before tax		2,866,567,140	1,450,202,705
Less: Income tax expenses	(39)	628,983,283	321,966,482
4. Net Profit		2,237,583,857	1,128,236,223
Net profit attributable to equity holder of the Company		2,237,583,857	1,128,011,432
Minority interests		-	224,791
5. Earnings per share:			
Basic and diluted earnings per share	(40)	0.54	0.28

The accompanying notes on page 83-154 form an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

2007 — Unit: RMB Yuan

Item	Share Capital	Capital reserves	Statutory funds reserve	Retained earnings	Others	Minority Interests	Total shareholders' equity
	Attributable to equity holders of the Company						
1. Beginning balance of 2007	3,995,320,000	1,975,810,300	442,515,264	2,204,898,038	67,674	-	8,618,611,276
2. Increase/decrease during this year							
(1) Net profit	-	-	-	2,237,583,857	-	-	2,237,583,857
(2) Profit and loss directly accounted for in shareholders' equity	-	-	-	-	-	-	-
Subtotal of above (1) and (2)	-	-	-	2,237,583,857	-	-	2,237,583,857
(3) Shareholders' capital contributions and reduction							
a. Shareholders' capital contribution	500,000,000	6,098,755,426	-	-	-	-	6,598,755,426
(4) Appropriation of profits							
a. Transfer to statutory reserve funds	-	-	235,099,686	(235,099,686)	-	-	-
b. Distribution to shareholders	-	-	-	(239,719,200)	-	-	(239,719,200)
(5) Transfer within shareholders' equity	-	-	-	-	-	-	-
3. Exchange realignment	-	-	-	-	9,776,436	-	9,776,436
4. Balance at the end of the year	4,495,320,000	8,074,565,726	677,614,950	3,967,663,009	9,844,110	-	17,225,007,795

2006 — Unit: RMB Yuan

Item	Share Capital	Capital reserves	Statutory funds reserve	Retained profits	Others	Minority Interests	Total shareholders' equity
	Attributable to equity holders of the company						
1. Beginning balance of 2006	3,995,320,000	1,975,810,300	329,714,121	1,353,895,401	-	-	7,654,739,822
2. Increase/decrease during this year							
(1) Net profit	-	-	-	1,128,011,432	-	224,791	1,128,236,223
(2) Profit and loss directly accounted for in shareholders' equity	-	-	-	-	-	-	-
Subtotal of above (1) and (2)	-	-	-	1,128,011,432	-	224,791	1,128,236,223
(3) Shareholders' capital contributions and reduction							
a. Additional capital injection to a subsidiary	-	-	-	-	-	1,898,126	1,898,126
b. Acquisition of minority interests	-	-	-	-	-	(2,122,917)	(2,122,917)
(4) Appropriation of profits							
a. Transfer to statutory reserve funds	-	-	112,801,143	(112,801,143)	-	-	-
b. Distribution to shareholders	-	-	-	(164,207,652)	-	-	(164,207,652)
(5) Transfer within shareholders' equity	-	-	-	-	-	-	-
3. Exchange realignment	-	-	-	-	67,674	-	67,674
4. Balance at the end of the year	3,995,320,000	1,975,810,300	442,515,264	2,204,898,038	67,674	-	8,618,611,276

The accompanying notes on pages 83-154 form an integral part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

Unit: RMB Yuan

	Note 6	2007	2006
1. Cash flow from operating activities:			
Cash received from sale of goods and rendering of services		8,852,457,196	6,267,015,947
Refund of taxes		319,286,114	171,626,677
Other cash received relating to operating activities		76,303,892	110,868,268
Subtotal of cash inflow from operating activities		9,248,047,202	6,549,510,892
Cash paid to and for goods and services		(3,815,804,341)	(2,803,301,357)
Cash paid for employees		(1,033,526,135)	(898,023,961)
Cash paid for all types of taxes		(916,253,032)	(794,627,673)
Other cash paid relating to operating activeties	(41)	(518,185,656)	(231,535,806)
Subtotal of cash outflow from operating activities		(6,283,769,164)	(4,727,488,797)
Net cash flow generated from operating activities	(42)	2,964,278,038	1,822,022,095
2. Cash flow from investing activities:			
Cash received from return on investments		92,977,084	89,430,974
Other cash received relating to investing activities		175,000,000	225,000,000
Cash received on interest income from bank deposits		38,738,832	28,167,507
Cash received from disposal of fixed assets		40,668,247	26,182,456
Subtotal of cash inflow from investing activities		347,384,163	368,780,937
Cash paid for acquisition of fixed assets and other long-term assets		(3,128,404,366)	(1,780,182,151)
Cash paid for acquisition of other investments		(708,627,797)	(300,000,000)
Cash paid for acquisition of long-term equity investments		(13,282,536)	(166,286,266)
Subtotal of cash outflow from investing activities		(3,850,314,699)	(2,246,468,417)
Net cash flow outflow from investing activities		(3,502,930,536)	(1,877,687,480)
3. Cash flow from financing activities:			
Cash received from scientific research grants		69,150,000	30,340,000
Cash received from new loans and bonds		1,994,000,000	1,565,000,000
Cash received from issuance of A shares, net		6,598,755,426	-
Subtotal of cash inflow from financing activities		8,661,905,426	1,595,340,000
Cash paid for repayment of debentures and amount due to the ultimate holding company		(1,350,000,000)	-
Cash paid for dividends		(239,719,200)	(164,207,652)
Cash paid for interest expenses		(43,719,646)	(11,754,828)
Cash paid for bonds issue expenses		(20,353,730)	-
Subtotal of cash outflow from financing activities		(1,653,792,576)	(175,962,480)
Net cash flow generated from financing activities		7,008,112,850	1,419,377,520
4. Effect of foreign exchange rate fluctuation on cash		(23,174,909)	(46,691,741)
5. Net increase in cash and cash equivalent		6,446,285,443	1,317,020,394
Add: Cash and cash equivalents at the beginning of year		2,331,908,318	1,014,887,924
6. Cash and cash equivalents at the end of year	(43)	8,778,193,761	2,331,908,318

The accompanying notes on pages 83-154 form an integral part of these financial statements.

BALANCE SHEET

31 December 2007

Unit: RMB Yuan

Assets	Note 8	2007	2006
Current Assets:			
Cash on hand and at bank	(1)	8,335,437,789	1,798,445,111
Bills receivable		2,250,000	-
Accounts receivable	(2)	2,059,546,704	1,350,157,393
Prepayments		45,951,503	32,522,645
Interest receivable		23,421,647	2,436,747
Dividend receivable		21,287,114	7,416,590
Other receivables	(3)	503,521,163	488,587,768
Inventories	(4)	409,223,797	291,058,870
Available-for-sale financial assets		607,337,984	277,203,259
Total current assets		12,007,977,701	4,247,833,383
Non-current Assets:			
Long-term equity investments	(5)	305,827,269	278,673,397
Fixed assets	(6)	6,998,092,402	6,185,559,942
Construction-in-progress	(7)	3,665,853,952	2,421,479,807
Intangible assets	(8)	67,922,090	22,583,508
Long-term deferred expenses	(9)	252,953,029	100,050,648
Total non-current assets		11,290,648,742	9,008,347,302
Total Assets		23,298,626,443	13,256,180,685

The accompanying notes on pages 83-154 form an integral part of these financial statements.

BALANCE SHEET

31 December 2007

Unit: RMB Yuan

Liabilities and Shareholders' equity	Note 8	2007	2006
Current Liabilities:			
Short-term debentures		-	997,416,663
Accounts payable	(10)	1,598,588,430	1,528,813,422
Receipts in advance		78,080,001	26,318,292
Staff cost payable		396,700,200	258,926,101
Taxes payable	(11)	511,807,277	87,345,768
Interest payable		43,375,880	-
Other payables	(12)	209,213,957	158,015,432
Current portion of non-current liabilities		400,000,000	200,000,000
Other current liabilities		58,720,187	39,334,743
Total current liabilities		3,296,485,932	3,296,170,421
Non-current liabilities:			
Long-term payable to the ultimate holding company		-	200,000,000
Interest-bearing bank borrowings		744,000,000	600,000,000
Long-term bonds		1,500,000,000	-
Deferred tax liabilities		235,569,366	348,756,159
Total non-current liabilities		2,479,569,366	1,148,756,159
Total Liabilities		5,776,055,298	4,444,926,580
Shareholders' equity:			
Share Capital		4,495,320,000	3,995,320,000
Capital reserves		8,074,565,726	1,975,810,300
Statutory reserve funds		677,614,950	442,515,264
Retained earnings	(13)	4,273,718,845	2,397,540,867
Including: proposed dividend		539,438,400	239,719,200
Cumulative translation reserve		1,351,624	67,674
Total shareholders' equity		17,522,571,145	8,811,254,105
Total Liabilities and Shareholders' Equity		23,298,626,443	13,256,180,685

The accompanying notes on pages 83-154 form an integral part of these financial statements.

Legal Representative: Yuan Guangyu　　Chief Financial Officer: Zhong Hua　　General Manger (Finance Department): Chen Linting

(Company stamp)

Unit: RMB Yuan

	Note 8	2007	2006
1. Revenue		8,563,898,999	6,064,805,776
Less: Operating Costs		5,171,121,984	4,204,599,762
Business taxes and surcharges	(14)	233,668,338	156,871,217
Selling expenses		2,117,897	2,905,337
General and administrative expenses		249,656,468	194,191,419
Financial expenses	(15)	102,420,574	79,863,603
Assets impairment losses		2,873,931	1,726,711
Add: Investment income	(16)	136,688,429	118,416,382
Including: Share of profits of jointly-controlled entities		124,804,192	114,881,845
2. Operating Profit		2,938,728,236	1,543,065,109
Plus: Non-operating income		38,610,931	31,275,326
Less: Non-operating expenses		30,843,735	18,068,950
Including: Losses on disposal of non-current assets		18,868,802	8,371,375
3. Profit before tax		2,946,495,432	1,556,271,485
Less: Income tax expenses	(17)	595,498,568	297,645,016
4. Net Profit		2,350,996,864	1,258,626,469
5. Earnings per share:			
Basic and diluted earnings per share		0.57	0.32

The accompanying notes on pages 83-154 form an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

Unit: RMB Yuan

Item	Attributable to equity holders of the Company					
	Share Capital	Capital reserves	Statutory funds reserve	Retained earnings	Others	Total shareholders' equity
1. Beginning balance of 2007	3,995,320,000	1,975,810,300	442,515,264	2,397,540,867	67,674	8,811,254,105
2. Increase/decrease during this year						
(1) Net profit	-	-	-	2,350,996,864	-	2,350,996,864
(2) Profit and loss directly accounted for in shareholders' equity	-	-	-	-	-	-
Subtotal of above (1) and (2)	-	-	-	2,350,996,864	-	2,350,996,864
(3) Shareholders' capital contributions and reduction						
a. Shareholders' capital contribution	500,000,000	6,098,755,426	-	-	-	6,598,755,426
(4) Appropriation of profits						
a. Transfer to statutory reserve funds	-	-	235,099,686	(235,099,686)	-	-
b. Distribution to shareholders	-	-	-	(239,719,200)	-	(239,719,200)
(5) Transfer within shareholders' equity	-	-	-	-	-	-
3. Exchange realignment	-	-	-	-	1,283,950	1,283,950
4. Balance at the end of the year	4,495,320,000	8,074,565,726	677,614,950	4,273,718,845	1,351,624	17,522,571,145

Unit: RMB Yuan

	Attributable to equity holders of the Company					
	Share Capital	Capital reserves	Statutory funds reserve	Retained earnings	Others	Total shareholders' equity
1. Beginning balance of 2006	3,995,320,000	1,975,810,300	329,714,121	1,415,923,193	-	7,716,767,614
2. Increase/decrease during this year						
(1) Net profit	-	-	-	1,258,626,469	-	1,258,626,469
(2) Profit and loss directly accounted for in shareholders' equity	-	-	-	-	-	-
Subtotal of above (1) and (2)	-	-	-	1,258,626,469	-	1,258,626,469
(3) Shareholders' capital contributions and reduction	-	-	-	-	-	-
(4) Appropriation of profits						
a. Transfer to statutory reserve funds	-	-	112,801,143	(112,801,143)	-	-
b. Distribution to shareholders	-	-	-	(164,207,652)	-	(164,207,652)
(5) Transfer within shareholders' equity	-	-	-	-	-	-
3. Exchange realignment	-	-	-	-	67,674	67,674
4. Balance at the end of the year	3,995,320,000	1,975,810,300	442,515,264	2,397,540,867	67,674	8,811,254,105

The accompanying notes on pages 83-154 form an integral part of these financial statements.

STATEMENT OF CASH FLOW

Year ended 31 December 2007

Unit: RMB Yuan

	Note 8	2007	2006
1. Cash flow from operating activities:			
Cash received from sale of goods and rendering of service		7,880,107,329	5,556,565,502
Refund of taxes		308,220,331	171,626,677
Other cash received relating to operating activities		76,303,892	110,868,268
Subtotal of cash inflow from operating activities		8,264,631,552	5,839,060,447
Cash paid for goods and services		(3,158,929,380)	(2,297,777,279)
Cash paid to and for employees		(978,106,128)	(890,404,480)
Cash paid for all types of taxes		(821,013,069)	(767,828,188)
Other cash paid relating to operating activities		(454,270,620)	(506,024,530)
Subtotal of cash outflow from operating activities		(5,412,319,197)	(4,462,034,477)
Net cash flow generated from operating activities		2,852,312,355	1,377,025,970
2. Cash flow from investing activities:			
Cash received from return on investments		92,977,084	89,430,975
Other cash received relating to investing activities		175,000,000	225,000,000
Cash received on interest income from bank deposits		31,801,365	17,435,126
Cash received from disposal of fixed assets		33,727,579	21,929,718
Subtotal of cash inflow from investing activities		333,506,028	353,795,819
Cash paid for acquisition of fixed assets and other long-term assets		(3,112,400,761)	(1,720,862,489)
Cash paid for acquisition of other investments		(708,627,797)	(300,000,000)
Cash paid for acquisition of long-term equity investment		-	(2,527,968)
Subtotal of cash outflow from investing activities		(3,821,028,558)	(2,023,390,457)
Net cash flow outflow from investing activities		(3,487,522,530)	(1,669,594,638)
3. Cash flow from financing activities:			
Cash received from scientific research grants		69,150,000	30,340,000
Cash received from new loans and bonds		1,994,000,000	1,565,000,000
Cash received from issuance of A shares, net		6,598,755,426	-
Subtotal of cash inflow from financing activities		8,661,905,426	1,595,340,000
Cash paid for repayment of debentures and amount due to the ultimate holding company		(1,350,000,000)	-
Cash paid for dividend		(239,719,200)	(164,207,652)
Cash paid for interest expenses		(43,516,955)	(11,754,828)
Cash paid for bonds issue expenses		(20,353,730)	-
Subtotal of cash outflow from financing activities		(1,653,589,885)	(175,962,480)
Net cash flow generated from financing activities		7,008,315,541	1,419,377,520
4. Effect of foreign exchange rate fluctuation on cash		(38,312,688)	(53,487,159)
5. Net increase in cash and cash equivalent		6,334,792,678	1,073,321,693
Add: Cash and cash equivalents at the beginning of year		2,000,645,111	927,323,418
6. Cash and cash equivalents at the end of year		8,335,437,789	2,000,645,111

The accompanying notes on pages 83-154 form an integral part of these financial statements.

1. General Information of the Group

For the purpose of reorganising the following business operations and the relevant companies, China National Offshore Oil Corporation ("CNOOC") as the promoter, taking China Oilfield Services Co., Ltd. as the basis, of forming a joint-stock-company under the name of China Oilfield Services Limited ("the Company") for the listing of the Company's H-share in the overseas market ("Reorganisation"). The incorporation of the Company has been approved by the State Economic and Trade Commission on 20 September 2002 vide Guo Jingmao Qigai (2002) No.694 and the Company has been registered as a joint stock limited liability company in the People's Republic of China on 26 September 2002 (registration number of 1000001003612); its business scope covers the provision of services for prospecting, exploration, well drilling, development and exploitation as well as providing vessels services. The registered office of the Company is located at No.3-1516, Hebei Road, Ocean Hi-tech Development Zone, Tanggu, Tianjin, China.

The assets and businesses covered by the Reorganisation, which were injected into the Company, taking 30 April 2002 as the base date, include:

(1) Two solely state-owned companies, namely China Oilfield Services Co., Ltd. and China Offshore Oil Vessel Co., Ltd. as well as the relevant assets, liabilities and business operations of geophysical services and drilling services, well services and marine support and transportation services offshore China as well as the technical services relating to the above business operations ("Relevant Businesses"); with the exclusion of certain cash and cash equivalent of RMB 688 million and a payable to CNOOC of RMB 688 million; and

(2) CNOOC itself or through its subsidiaries holds the equity of 7 companies including China Offshore Fugro Geo Solutions (Shenzhen) Co., Ltd. (originally China Offshore Thales Geosolutions Service (Tianjin) Co., Ltd.), CNOOC-OTIS Well Completion Services Co., Ltd., Sino-France Bohai Geoservices Co., Ltd., China Petroleum Logging-Atlas Cooperation Service Co., China Nanhai-Magcobar Mud Co., Ltd., Tianjin Jinlong Chemical Co., Ltd. and COSL America Inc. (originally Lico International Inc.) etc. ("the 7 companies"). The 7 companies are engaged in well completion business, offshore oil exploration and exploitation, material supply and the technical service relating thereto ("Relevant companies").

Before the base date for reorganisation, 30 April 2002, the Company conducted no business operation.

The equity of the 7 companies had been injected into the Company by CNOOC or its subsidiaries at the time of reorganisation.

As part of the Reorganisation, the net asset of the Relevant Businesses and the equity of the Relevant Companies held by CNOOC or its subsidiaries was, based on valuation, equivalent to RMB 2,600 million of domestics state-owned legal person shares and RMB 1,356.6543 million of capital reserve as of 30 April 2002, the base date for Reorganisation; the par value of the domestic state-owned legal person share is RMB 1 and the relevant shares have been issued to CNOOC in full amount. Therefore, after the completion of Reorganisation and before listing, the Company was a wholly owned subsidiary of CNOOC.

Up to 30 April 2002, the effective date of the Reorganisation, CNOOC indirectly participated in the operation of the Relevant Businesses through its subsidiaries or Relevant Companies. After the reorganisation becoming effective, the Company and its subsidiaries ("the Group") as well as its joint ventures have become the only group engaged in offshore oilfield service businesses of CNOOC.

In line with the relevant regulations, valuation for the above assets and liabilities by an independent valuation institution and valuation report produced are required; consequently, the assets and liabilities had been valuated by China Consultant of Accounting and Financial Management Company Limited and Assets Valuation Report for the Establishment of China Oilfield Services Limited was produced vide Zhonghua Ping Baozi (2002) No.066; the assets were valued at RMB 5,538.9088 million and liabilities were valued at RMB 1,582.2545 million; its net assets were valued at RMB 3,956.6543 million and the surplus based on valuation results amounted to RMB 1,221.649 million. The relevant surplus has been reflected in these financial statements.

1. General Information of the Group (continued)

Based on the approval by China Securities Regulatory Commission vide Zhengjian Faxing Zi (2002) No.30 dated 11 October 2002, the Company was allowed to issue foreign capital shares overseas and upon completion of such issuance, the shares will be listed at Hong Kong Stock Exchange. In November 2002, the Company issued 1,395,320,000 foreign capital ordinary shares with par value of RMB 1 each and at the price of HKD 1.68 per share. All such shares were to be subscribed by cash in Hong Kong dollar. Besides, 139,532,000 shares of state-owned shares were sold at the price of HKD 1.68 per share. All such shares were purchased in Hong Kong dollar and were listed at Hong Kong Stock Exchange on 20 November 2002. The registered capital of the Company was changed to RMB 3,995,320,000 and the share capital became RMB 3,995,320,000 of RMB 1 per share; among which, the state promoter held 2,460,468,000 shares while the public held 1,534,852,000 shares.

Based on the approval of China Securities Regulatory Commission vide Zhengjian Faxing Zi (2007) No.284 dated 11 September 2007, the Company was authorised to issue 500,000,000 ordinary A shares ("ordinary shares") which were listed at Shanghai Stock Exchange on 28 September. 2007 at the price of RMB 13.48 per share; after deduction of relevant expenses, the net amount raised through the A share issue was RMB 6,598,755,426. After such public offer, the registered capital of the Company changed to RMB4,495,320,000 and the share capital amount was RMB 4,495,320,000 with a par value of RMB 1; among which, CNOOC holds 2,460,468,000 shares while the public holding 1,534,852,000 of foreign capital shares and 500,000,000 ordinary shares.

The parent company and the ultimate company of the Company is China National Offshore Oil Corporation, a company incorporated in the People's Republic of China.

2. Statement of basis of preparation of financial statements and compliance with Accounting Standards for Business Enterprises

These financial statements have been prepared in accordance with the requirements of the Accounting Standards of Business Enterprises (including the Basic Standard, detailed principles, application guidance and other provisions) issued by the Ministry of Finance in 2006.

Based on the provisions in Notification for Issuing 38 Detailed Standards such as "Accounting Standard No.1-Inventory" etc. (vide Caikuai (2006) No.3), since 1 January 2007, the Company started to implement the Accounting Standards for Business Enterprises issued by the Ministry of Finance in 2006. As the Company was listed on Hong Kong Stock Exchange on 20 November 2002 and it also publishes financial statements prepared in accordance with Hong Kong Financial Reporting Standards, based on Interpretation No.1 to Accounting Standards for Business Enterprises issued by the Ministry of Finance in November 2007 and according to the relevant information acquired by the Company, retrospective adjustment has been made to the relevant transactions and issues as a result of the change in accounting policies. The accounting policies listed in Note 3 have been applied to all accounting periods covered by this financial statements. These financial statements comply with the requirements of the Accounting Standards for Business Enterprises and fairly and completely reflects the financial status of the Company and the Group as of 31 December 2007 as well as their operating results and cash flow in the year then ended.

These financial statements were prepared on the going concern basis.

3. Significant accounting policies and accounting estimates

The financial information contained in these financial statements are prepared on the basis of the following significant accounting policies and estimates.

(1) Accounting year

The accounting year of the Group is from 1 January to 31 December.

3. Significant accounting policies and accounting estimates (continued)

(2) Functional currency

These financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency. The subsidiaries and jointly-controlled entities of the Group determine its own functional currency based on the business environment; and translated to RMB in producing these financial statements.

(3) Measurement basis

These financial statements are prepared on accrual basis; except for available-for-sale investments, the historical cost convention has been used. In case of impairment, the corresponding impairment provision shall be made in line with relevant requirements.

(4) Business combination

A business combination transaction is the bringing together of two or more separate entities or businesses into one reporting entity. Business combination includes business combination under common control or business combination not under common control.

Business combination involving entities under common control

A business combination involving enties under common control in a business combination in which all of the combining entities involved are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. In such case, the entity that obtains control of the other entity on the date of business combination is the combining party while the other entity is the combined party. The date of business combination is the date on which the Group effectively obtains control of the entity being absorbed.

The assets and liabilities acquired are measured at the carrying value as recorded by the entity being absorbed at the combination date. Any difference between the carrying value of the net assets acquired and the carrying value of the consideration paid (or the total face value of the shares issued) is adjusted in the capital reserve; if the capital reserve is not sufficient, any excess is adjusted to retained earnings.

Various direct costs incurred by the combining party during business combination are recognised in income statement .

Business combination not under common control

A business combination involving entities not under common control is a business combination in which all of the combining entities are not ultimately controlled by the same party or parties both before and after the business combination. In such case, the entity that acquires the controlling right over the other entity on the date of business combination is the acquirer while the other entity is the acquiree. The acquisition date is the date on which the Group effectively obtains control of the acquiree.

For business combination not under common control, the cost of business combination is measured at the aggregate of the fair value at the acquisition date of assets given, equity instruments issued and liabilities incurred or assumed, in exchange for control of the acquiree plus costs directly attributable to the business combination. For a business combination achieved in stages by successive exchanges, the cost of combination is the aggregate costs of individual transactions. If the business combination agreement provides for adjustments to the cost of combination that are contingent on one or more future events, and on the date of acquisition the future events are probable and the amount can be measured reliably, the adjustments should be included in the cost of combination. The identifiable assets, liabilities or contingent liabilities shall be measured at fair value on the date of acquisition.

Any excess of cost of a business combination over the acquirer's interest in the fair value of the acquiree's identifiable net assets is recorded as goodwill. If the acquirer's interest in the fair value of the acquiree's identifiable net assets exceeds the cost of business combination, then the fair value of the identifiable assets, liabilities or contingent liabilities as well as the cost of business combination is reassessed and after reassessment, any excess of the acquirer's interest in the fair value of the acquiree's identifiable net assets over the cost a business combination is recognised in profit and loss.

3. Significant accounting policies and accounting estimates (continued)

(5) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2007. The financial statements of subsidiaries are included in the consolidated financial statements from the date the control commences until the date that control ceases.

When preparing the consolidated financial statements, same accounting period and accounting policies are applied to subsidiaries and the Company. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries and are disclosed separately in the consolidated financial statements.

When the Company acquires a subsidiary during the reporting period through a business combination involving entities not under common control. The results and cash flows of the subsidiary are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. In preparing the consolidated financial statements, the identifiable assets, liabilities and contingent liabilities of the subsidiary are consolidated from the date that control commences, base on the fair value of those identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition.

Where the Company combines a subsidiary during the reporting period through a business combination involving entities under common control, the financial statements of the subsidiary are included in the consolidated financial statements as if the combination occurred at the beginning of the period.

(6) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity when acquired.

(7) Translation of foreign currencies

Transactions in foreign currencies

For transactions in foreign currencies, the Group converts the foreign currency amount into fucntional currency.

Foreign currency transactions are initially recorded using the functional currency at the spot exchange rate on the first day of the month of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date, except for the capitalisation of exchange difference arising from foreign currency denominated loans in respect of qualifying assets that met the capitalisation conditions. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined, and the differences are taken to the income statement.

Translation of foreign currencies for overseas businesses

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, the shareholder's equity other than undistributed profit are translated into RMB at the spot exchange rate at the date of the transaction, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

3. Significant accounting policies and accounting estimates (continued)

(7) Translation of foreign currencies (continued)

Translation of foreign currencies for overseas business (continued)

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year. The differences are separately disclosed in the consolidated cash flow statement.

(8) Inventories

Inventories primarily consist of materials and supplies used for the repairs and maintenance of plant and equipment and daily operations. Inventories are initially measured at their actual cost, including the cost of accquisition. Cost is determined on the weighted average basis.

The Group maintains a perpetual inventory system.

The consumables and consumables with low value, one-off amortisation method is used.

On the balance sheet date, inventories are carried at the lower of cost and net realisable value. Any excess of the cost over the net realisable value of the inventories is recognised as a provision for diminution in the value of inventories in the income statement. If the factor for diminution in the value of inventories disappears and the net realisable value of inventories is higher than the carrying value, the provision previously recorded is revised in the consolidated income statement.

Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal. When making such allowance, the finished goods are provided on individual inventory item basis and raw materials are provided on category basis.

(9) Long-term equity investments

Long-term equity investments include the long-term equity investments in subsidiaries and jointly-controlled entities. The initial recognition of long-term equity investment is stated at investment cost upon acquisition.

For long-term equity investments controlled by the Group, and other investments where the Group does not have control or significant influence and not actively traded in public financial markets and have no reliable measurement of fair value, the cost method is used.

When cost method is used, long-term equity investments are stated at initial investment costs, any declared cash or profit dividend is recognised as return on investment. If the return on investment exceeds the Group's shares of the inventories' accumulated profits, the surplus is taken as a recovery of initial investment cost.

In case the Group has joint control or significant influence over the investees, the Group's interests in these entities are accounted for using equity method of accounting.

When equity method of accounting is used, where the initial investment cost of a long-term equity investment exceeds the Group's interest in the fair value of the investee's identifiable net assets at the time of acquisition, the investment is initially recognised as the initial investment cost. Where the initial investment cost is less than the Group's interest in the fair value of the investee's identifiable assets at the time of acquisition, the investment is initially recognised as the investor's share of the fair value of investee's identifiable net assets and the difference is changed to profit or loss.

3. Significant accounting policies and accounting estimates (continued)

(9) Long-term equity investments (continued)

When equity method of accounting is used, after the acquisition of the investment, the Group recognises its share of investee's net profit or losses as investment income or losses, and adjusts the carrying amount of the investment accordingly. The Group recognises its share of investee's net profits or losses after making appropriate adjustments to align the accounting policies or accounting periods with those of the Group based on the fair values of the investee's individual separately identifiable assets at the time of acquisition. Unrealised profits and lossed resulting from transactions between the Group and its associates are eliminated for the part attributable to the Group calculated based on its share of the associates or jointly controlled enterprises. Unrealised losses resulting from transactions between the Group and its associates are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment. The Group discontinues recognising its share of net losses of the investee after the carrying amount of the long-term equity investment and any long-term interest that in substance forms part of the Group's net investment in the associate is reduced to zero, except to the extent that the Group has an obligation to assume additional losses. For other movement in the shareholder's equity of the investee other than the profit or loss, the Group adjusts the carrying value of the long-term equity investment, and transfer to the consolidated income statement when disposed.

The difference between the carrying value and the proceeds received when disposing of long-term equity investment is recognised in the consolidated income statement.

(10) Fixed assets

Fixed assets represent the tangible assets held by the Group for use in the production of goods or supply of services, for rental to others or for operation and administrative purposes with useful life over one year.

Fixed assets are recognised when the economic benefit expected to be obtained from the use of an item of the fixed assets and where the cost can be measured reliably. The subsequent costs including the cost of replacing part of an item of fixed assets are recognised in the carrying amount of the item if the recognition criteria are satisfied, and the carrying amount of the replaced part is derecognised, otherwise, the costs are recognised in the profit or loss as incurred.

The fixed assets are initially measured at cost, the cost of a purchased fixed asset comprises the purchase price, related taxes and any directly attributable expenditure for bringing the asset to working condition for its intended use.

Fixed assets are depreciated over their estimated useful lives on the weighted average straight-line basis. The useful life, estimated residual value and annual depreciation rates of fixed assets of different categories are shown in the following table:

Depreciation rates Category	Useful life (year)	Estimated residual value	Annual depreciation rates
Land and buildings	20	10%	4.5%
Tankers and vessels	10-20	10%	4.5%-9%
Drilling rigs	25	10%	3.6%
Machinery and equipment	5-10	10%	9%-18%
Motor vehicles	5	10%	18%

Residual value, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

3. Significant accounting policies and accounting estimates (continued)

(11) Construction-in-progress

The cost of construction-in-progress is determined on the basis of the expenditures for the projects, including various necessary project expenditure such as direct material, direct wages and compensations for employees, equipment to be installed, construction and installation fees, project management fees, gain or loss from trial runs, capitalised borrowing costs on related borrowed funds during the period of construction and other relevant expenses etc. Construction-in-progress is transfered to fixed assets when it is ready for its intended use.

(12) Intangible assets

The intangible assets of the Group are computer software, which are initially measured at cost.

The useful life of intangible assets is determined on the basis of useful economic life. Intangible assets with finite lives are amortised over their useful economic life on a straight-line basis. The estimated useful life of the intangible assets varies between 3 and 5 years.

The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

(13) Research and development costs

The Group categorises the research and development costs into expenditure in research stage and development stage.

The expenditure in research stage are charged to income statement.

Expenditure incurred in development stage can only be capitalised when satisfying all of the following conditions: technically feasibility of completing the intangible asset so that it will be available for use or sale; its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits; evidence that the market is available for products produced or, if such intangible asset is used internally, the utility thereof may be proved; sufficient technical, financial support or support with other resource to complete development of; and the expenditure attributing to such intangible asset may be reliably measured. Any expenditure for development not satisfying the above conditions shall be recognised in income statement.

(14) Financial instruments

Financial instruments refer to the contracts that form the financial assets of an entity and establish financial liabilities or interests with other entities.

Recognition and derecognition of financial instruments

A financial asset or financial liability is recognised in the balance sheet when the Group becomes a party to the contractual provisions of a financial instrument.

Recognition of financial assets shall be derecognised if one of the following conditions is satisfied:

(1) The rights to receive cashflows from the asset have expired;
(2) Such assets have been transferred and such transfer meets the criteria of the derecognition as stated below.

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expire. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

3. Significant accounting policies and accounting estimates (continued)

(14) Financial instruments (continued)

Category and measurement of financial assets

Financial assets of the Group are categorised into the following four categories upon initial recognition: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables; available-for-sale financial assets. When financial assets are recongnised initially, they are measured at fair value, and in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include upon initial recognition financial assets held for trading and those measured at fair value through profits and losses. Financial assets are classified as held for trading if it satisfies one of the following conditions: 1) the purpose to acquire such financial assets is to sell in the near term; 2) belonging to part of identifiable combined financial instruments and objective evidence exists that it is acquired principally for the purpose of obtaning profit in the near term; 3) it's a financial derivative. Subsequent to initial recongnition, financial assets and financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal payments, plus or minus the cumulative amortisation using the effective interest method and the gains and losses are recognised in the income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment and the gains and losses are recognised in the income statement.

Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are designated upon initial recognition as available-for-sales and other financial assets which do not fall into any of the above categories. After initial recognition available-for-sale financial assets are measured at fair value and changes therein, except for impairment losses and foreign exchange gains and losses from monetary financial assets, which are recognised directly in equity. When an investment is derecognised, the cumulative gain or loss is removed from equity and recognised in profit or loss. The discount or premium is amortised using the effective interest rate method and recognised as interest income or expenses. Interests and dividend earned are reported as interest income and dividend income, respectively and are recognised in the income statement.

When the fair value of unlisted equity securities cannot be realiably measured, such securities are measured as cost.

Our Group's financial liabilities mainly comprise of financial liabilities at amortised cost and are initially stated at fair value less directly attributable transaction cost and are subsequently at amortised cost, using the effective interest method.

Fair value of financial instruments

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market price. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

3. Significant accounting policies and accounting estimates (continued)

(14) Financial instruments (continued)

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective if any objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists: impairment loss is provided. The objective evidence that an impairment loss exists when the present value of the estimated future cash flows is adversely affected after initial recognition, and the amount can be measured reliably.

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate, after taking into consideration of the value of the collaterals, if any.

Where impairment is assessed on an individual basis, an impairment loss is recognised in profit or loss when there is objective evidence that an impairment loss has been incurred. For the financial assets of individually significant, an impairment test is assessed on an individual basis. The assessment is made collectively for the financial assets share similar credit risk characteristics (including those with significant or individually insignificant and have not been individually assessed as impaired).

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Financial assets carried at cost

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset and recognised in the consolidated income statement. Impairment losses on these assets are not reversed.

According to the Accounting Standard for Business Enterprises No. 2 – Long-term Equity Investment, the above accounting treatment also applied to the unlisted securities of the long-term equity investment with no active market and the fair value cannot be reliably measured.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement.

Impairment losses on debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement. Impairment losses on equity instruments are not reversed through profit or loss.

3. Significant accounting policies and accounting estimates (continued)

(14) Financial instruments (continued)

Derecognition of financial assets

A finanical asset is derecognised if the Group assigns or transfers the financial assets to a party (transferee) other than the issuing party of such financial assets.

A financial asset is derecognised if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party, otherwise, such financial assets are not derecognised.

Where the Group has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset.

(15) Borrowing costs

Loan expenses refer to the interest on or other cost of loan borrowed by the Group, including interest, discount or premium amortisation, auxiliary expenses and exchange difference from loans in foreign currency etc.

Borrowing costs incurred directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of the asset. Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred. Qualifying assets are assets such as fixed assets, investment property and inventories that necessarily take a substantial period of time to get ready for their intended use of sale.

Borrowing costs are capitalised when satisfying all of the following conditions:

- Capital expenditure incurred;
- Borrowing costs incurred;
- Construction or production activities for the assets to be ready for use or for sale started.

The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale, subsequent borrowing costs are charged to profit or loss.

In the capitalisation period, the amount of interest to be capitalised in each accounting period is determined as follows:

- where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalised is the interest expense incurred during the period less any interest income earned from depositing the borrowed funds or any investment income on the temporary investment of those funds before being used on the asset;
- where funds are borrowed generally and used for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalised on such borrowings is determined by applying a capitalisation rate to the weighted average of the excess amounts of cumulative expenditure on the asset over the above amounts of specific borrowings.

The capitalisation period is the period from the date of commencement of capitalisation of borrowing costs to the date of cessation of capitalisation, excluding any period over which capitalisation is suspended. Capitalisation of borrowing costs is suspended when the acquisition, costruction or production activities are interrupted abnormally and the interruption lasts over three months and recognised in the income statement until the construction or production activities resume.

3. Significant accounting policies and accounting estimates (continued)

(16) Assets impairment

Except for inventories, deferred income tax, financial assets, and the long-term equity investment calculated with cost method and without quoted price in active market and the fair value cannot be reliably measured, the Group determines the asset impairment by the following method:

At each balance sheet date, the Group assesses whether there is an indication of impairment exists, the asset's recoverable amount is estimated. For goodwill and intangible assets with indefinite useful lives, the Group estimates the recoverable amount of goodwill and intangible assets at least annually, irrespective of whether there is any indication of impairment or not.

An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for cash-generating unit to which the asset belongs.

An impairment loss is recognised if the carrying amount of an asset exceeds it s recoverable amount. Impairment losses are recognised in profit or loss. A provision for impairment loss of the asset is recognised accordingly.

An impairment loss is not reversed in subsequent periods.

(17) Provisions

A provision is recognised when:

- a present obligation has arisen as a result of a past event;
- it is probable that a future outflow of resources will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

Provisions are initially measured based on the best estimate of the expenditure for performing the current obligation, taking into account the related risks, uncertainties and time value factor. At each balance sheet date, the amount of provisions is reassessed and if there is solid evidence that the carrying value cannot reflect the best estimate, the provisions should be adjusted based on the best estimate.

(18) Revenue

Revenue is recognised when it is probable that the economic benefit will flow to the Group, the revenue can be reliably measured and the following conditions are satisfied.

Revenue from rendering of services

At the balance sheet date, revenue from rendering of services is recognised in percentage of services rendered when it can be measured reliably; otherwise, the revenue is recognised on the basis of actual cost incurred and expected to be compensated. Revenue can be measured reliably when it is probable that the economic benefits will flow to the Group and the amount can be measured reliably, the percentage of services rendered can be reliably recognised and the cost incurred or to be incurred can be measure reliably. The Group provides the percentage of completion based on the ratio of the services rendered to the total of services to be rendered. Income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirement are met. Provisions for future losses on turnkey contracts are recognised when they become apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

3. Significant accounting policies and accounting estimates (continued)

(18) Revenue (continued)

Revenue from sale of goods

Revenue is recognised when the substaintial risks and rewards of the ownership of the goods have been transferred to the purchaser, and the Group does not retain the control to the goods and the cost can be reliably measured.

The operating income in the consolidated financial statements does not include the internal transaction within the Group.

Interest income

Interest income is recognised on a time proportion basis and the applicable effective interest rate.

Dividend income

Dividend income is recognised when the shareholder's right to receive payment has been established.

(19) Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rental payable under operating leases are charged to the income statement on the straight-line basis over the lease terms.

(20) Employee benefits

Employee benefits are all forms of considerations given and other related expenditure incurred in exchange for services rendered by employees. Employee benefits are recognised as a liability in the period in which the associated services are rendered by employees. The amount of the employee benefits should be discounted to its present value if the amount is material and is due over one year after the balance sheet date.

The employees of the Group are covered by the social insurances administrated by the local government, including pension, medical care and unemployment insurance as well as housing fund. The contributions are recognised as cost of assets or charged to profit or loss on an accrual basis.

When the Group terminates the employment relationship with employees before the employment contracts have expired, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided, is recognised in profit or loss when the Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy which will be implemented shortly; and the Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

The welfares for internal retirements and supplementary pension are entirely undertaken by CNOOC; consequently, such cost is not recorded in the consolidated income statement of the Group (Note 9(6)).

3. Significant accounting policies and accounting estimates (continued)

(21) Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement except to the extent that they relate to goodwill adjustment from business combination or items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable calculated at the applicable tax rate on taxable income for the year, and any adjustment to tax payable in respect of previous years.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

(1) where the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

(2) in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

(1) where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(2) in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

3. Significant accounting policies and accounting estimates (continued)

(22) Share-based payment transactions

The Company operates a share appreciation rights plan (the "SAR Plan") for its senior officers. The purpose of the SAR Plan is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations. Share-based payments transactions in the Group are cash-settled share-based payments. For details of the SAR Plan, please refer to Note 6(45).

The cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in the income statement.

(23) Significant accounting estimates with uncertainty

Below are the key assumptions and estimates made in the preparation of the Group's financial statements at the reporting date. Uncertainty about those assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future.

The estimated useful life and impairment of property, plant and equipment

The estimated useful life of property, plant and equipment is based on the actual useful life of property, plant and property with similar characteristics and functions. If the useful life of these property, plant and equipment is less than previously estimated, the Group will accelerate the related depreciation or disposed of idle or obsolete property, plant and equipment. This requires management to use past experience in estimating the appropriate useful life.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell based on an arm's length transaction.

The impairment of accounts receivable

The impairment of accounts receivable is determined by the management based on available objective evidence, e.g. it becoming probable that a debtor will enter bankruptcy or significant financial difficulty of a debtor. The impairment amount is subject to management's assessment at each balance sheet dates.

The provision for inventories obsolescence

The Group bases on its accounting policy for inventories, determines the provision for inventories obsolescence required by comparing the cost and net realisable value for obsolete or slow-moving items. The provision amount is subject to management's assessment at each balance sheet dates by comparing the cost and net realisable value for obsolete or slow-moving items.

4. Taxation

The major taxes and tax rates applicable to the Group are as follows:

(1) Value added tax

Based on the state taxation regulations, the Company pays value added tax equivalent to 17% of the income from sale of materials; the tax on receipt is deducted for calculating the tax payable.

(2) Business tax

Based on the state taxation regulations, the Group pays 3-5% of the income from rendering of services.

(3) Urban maintenance & construction tax

Based on the state taxation regulations, the Group pays 7% of turnover tax as urban maintenance and construction tax.

(4) Educational surcharge

Based on the state taxation regulations, the Group pays 3% of turnover tax as educational surcharge.

(5) Corporate income tax

The Company pays income tax, in accordance with the Provisional Regulations for Corporate Income Tax of the People's Republic of China. The Company is a hi-tech enterprise located in Tanggu Ocean Hi-tech Development Zone of Tianjin, the corporate income tax shall be prepaid at the rate of 33% subject to the qualification for hi-tech enterprise certified on annual basis and any income tax paid above 15% will be refunded.

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax juridictions in which members of the Group are domiciled and operate.

The company's subsidiary owning business in Indonesia is subject to withholding tax of, 4.5% of the total income and profit tax at rate of 10%.

The company's business in Australia is subject to 33% of income tax.

The company's business in Burma is subject to income tax of 3% calculated based on the total revenue.

The company's business in Mexico is subject to 28% of corporate income tax.

The PRC Corporate Income Tax Law (the "New CIT Law") was approved on 16 March 2007 and became effective on 1 January 2008. As the result of tax rate change, the Group remeasured the temporary differences between the carrying value of the assets and liabilities and the tax bases based on the new corporate income tax rate and recognised the difference of the deferred income tax assets and liabilities to profit or loss, except for those transactions previously recognised in capital reserve in the shareholders' equity.

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 confirms that enterprises which had been recognized as advanced technology enterprise prior to 1 January 2008 should pay provisional corporate income tax at the rate of 25% pending a re-recognition process under the New Corporate Income Tax Law, and the Implementation Rules of the Corporate Income Tax Law sets out a framework of five conditions, which include a minimum proportion of sales of advanced technology services to total sales and minimum proportion of research and development expenses to total revenue under the PRC accounting principles, respectively. Detailed guideline and the related proportion are to be formulated by the Science and Technology Commission, the Ministry of Finance and the State Administration of Taxation, and hence, such tax rate reduction is still pending the completion of re-recognition process. Accordingly, the Company considers it is appropriate to use the rate of 25% to accrue for the income tax liability for the fiscal year 2008.

4. Taxation (continued)

(5) Corporate income tax (continued)

Our Company is certified as hi-tech enterprise by Tianjin Science and Technology Committee on 25 May 2007, however, the tax exemption for reduction of the tax rate from 33% to 15% by the local tax bureau cannot be ascertained, therefore, management considers it is appropriate to use the rate of 33% to accrue for the income tax liability for the fiscal year 2007.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purpose was approved by the tax bureau in Tianjin on 5 November 2007 and the Company's corporate income tax rate for the fiscal year 2006 was reduced from 33% to 15%. As a result, a tax refund of RMB272,309,239 related to fiscal year 2006 has been recorded by the Company.

(6) Individuals' income tax

For the individuals' salary, the Company withholds the individuals' income tax on their behalf.

5. Principal subsidiaries and jointly-controlled entities of the Company

Subsidiaries	Place/date of registration	Registered capital	Investment of the Group Equivalent to RMB	Shareholding ratio Direct	Shareholding ratio Indirect	Voting right Ratio	Business scope	Remark
COSL America Inc. ("COSL America")	United States 2 November 1994	USD 100,000	2,712,100	100%	-	100%	Sale of logging equipment	(Note 1)
China Oilfield Services (BVI) Limited ("COSL (BVI)")	British Virgin Islands 19 March 2003	USD 1	8	100%	-	100%	Investment holding	(Note 1)
COSL (Labuan) Company Limited ("COSL (Labuan)")	Malaysia 11 April 2003	USD 1	8	-	100%	100%	Provison of drilling services in Indonesia and oilfield	(Note 1)
China Oilfield Services Southeast Asia (BVI) Limited ("COSSA (BVI)")	British Virgin Islands 29 May 2003	USD 1	24,830,708	-	100%	100%	Investment holding	(Note 1)
COSL Chemicals (Tianjin) Ltd. (COSL Chemicals') (Formerly known as Tianjin Jinlong Chemical Co., Ltd.)	Tianjin, China 7 September 1993	RMB 4,639,326	6,349,275	100%	-	100%	a	(Note 1)
COSL (Australia) Pty Ltd ("COSL (Australia)")	Australia 11 January 2006	AUD 10,000	59,262	-	100%	100%	Provision of drilling services in Australia	(Note 1)

a: Slurry lubricant and cement additive production; batch sale and retailing of chemical products (excluding dangerous goods and that for drug); repairing of chemical equipment; import and export (excluding the goods and techniques forbidden by the state); storage (excluding coal, DG and contaminating goods).

Note 1: The above companies are wholly owned by the Company and the voting right ratio of the Company is consistent with the shares held by the Company. The Company included the results of operation and financial positions of the above subsidiaries in the Group's financial statements in 2006 and 2007. During the reporting period, the investment amount of the Company has not changed.

The scope of consolidated financial statements is consistent with that of the previous year.

5. Principal subsidiaries and jointly-controlled entities of the Company (continued)

Jointly-controlled entities	Place/date of registration	Registered capital	Investment cost In RMB	Shareholding ratio Direct	Shareholding ratio Indirect	Voting right Ratio	Business scope	Remark
China Nanhai-Magcobar Mud Corporation Ltd. ('Magcobar')	Shenzhen, China 25 October 1984	RMB 4,640,000	25,170,585	60%	-	50%	a	(Note 3)
China France Bohai Geoservices Co., Ltd. ('China France Bohai')	Tianjin, China 30 November 1983	USD 6,650,000	36,984,406	50%	-	50%	b	(Note 4) (Note 5)
CNOOC-OTIS Well Completion Services Ltd. ('CNOOC-OTIS')	Tianjin, China 14 April 1993	USD 2,000,000	27,520,607	50%	-	50%	c	(Note 4)
China Petroleum Logging-Atlas Cooperation Services Company ('Logging-Atlas')	Shenzhen, China 10 May 1984	USD 2,000,000	10,167,012	50%	-	50%	d	(Note 4)
China Offshore Fugro Geo Solutions (Shenzhen) Co. Ltd. ('Fugro')	Shenzhen, China 24 August 1983	USD 1,720,790	10,134,627	50%	-	50%	e	(Note 4)
PT Tritunggal Sinergi ('PTTS')	Indonesia 30 December 2004	USD 700,000	3,186,453	-	55%	50%	Provision of oil field maintenance services	(Note 3)
Eastern Marine Services Ltd. ('Eastern Marine')	Hong Kong 10 March 2006	HKD 1,000,000	163,113,033	-	51%	50%	Marine transportation services	(Note 3)
COSL-Expro Testing Services (Tianjin) Company Ltd. ('COSL-Expro')	Tianjin, China 28 February 2007	USD 5,000,000	19,352,250	50%	-	50%	f	(Note 4) (Note 5)
Atlantis Deepwater Orient Ltd. ('Atlantis Deepwater')	Hong Kong 28 August 2006	HKD 1,000	46,711,639	-	50%	50%	Provision of artificial buoyant seabed unit	(Note 4) (Note 6)

a. Provision of drilling slurry services inside or outside China; provide slurry treatment agent products to the oil companies working in the chinese sea areas as well as providing slurry treatment, equipment, spare parts etc. and drilling liquid for drilling on land.

b: Provision of slurry, steel wire services, production testing and measurement service as well as ground and under well sampling and testing; data collection, transmission and interpretation; equipment calibration and maintenance;

c: using various services and tools of Slick Line to the companies in the territory of the People's Republic of China Providing professional technical services for oil, natural gas, geo-thermal development and mining industry; providing rental, maintenance of tools, equipment, chemicals and materials for oil and gas, geo-thermal development and mining industries (in case of dangerous chemical involved, the approval certificate shall govern).

d: Provision of well exploration services, including well exploration, boring and well completion.

e: Undertaking offshore oil exploration and development in the sea areas of China (including exploration, Well field investigation, pipeline and cable laying, engineering geology investigation, maintenance of sea bed facility); Providing ROV testing, orientation and surveying services.

f: Provision oil exploration, drilling stem testing services in the territory of the PRC, and other services including ground and DST data obtaining and related services

Note 3: Although the ratio of shares of Magcobar, PTTS, Eastern Marine held by the Company exceeds 50%, based on the Articles of Association, the Company does not have control over their financial and operating decisions, therefore, these financial statements are not consolidated in the Group's financial statements and equity method is used in accordance with Accounting Standard No.33-Consolidated Financial Statements. In addition, the investment in Eastern Marine was made in 2006, yet there was no material operation in 2006, and consequently, no business result was reported in the year.

Note 4: When preparing the consolidated financial statements, equity method is used in accordance with Accounting Standard No.33-Consolidated Financial Statements.

5. Principal subsidiaries and jointly-controlled entities of the Company (continued)

Note 5: Based on the approval by Tianjin Commerce Commission vide Jin Shangwu Ziguan (2007) No.51 Agreeing on the Division of China France Bohai Gecservices Co., Ltd. dated 6 February 2007, COSL-Expro was spun off from China France. After spun-off, the registered capital of China France Bohai was reduced to USD 6,650,000.

Note 6: Atlantis Deepwater was established by Atlantis Deepwater Technology Holding AS to provide artificial buoyant seabed ("ABS") units and other associated services. On 8 June 2007, the Atlantis Deepwater became a jointly-controlled entity of the Group, when the Group contributed USD6,270,000 (equivalent to RMB46,771,639, including RMB33,489,103 of transfer of property, plant and equiptment and RMB13,282,536 cash paid) in return for a 50% equity interest in Atlantis Deepwarter.

During the reporting period, except for newly incorporated companies, the initial investment amounts had not changed and the shares held and the voting ratios were the same throughout the period.

6. Notes to the major items of the consolidated financial statements

(1) Cash on hand and at bank

			2007			2006
	Original currency	Exchange rate	in RMB	Original currency	Exchange rate	in RMB
Cash						
RMB	211,312	1.0000	211,312	144,711	1.0000	144,711
USD	37,034	7.3046	270,518	20,671	7.8087	161,415
Philippine Peso	45,071	0.1761	7,937	-	-	-
			489,767			306,126
Bank deposit						
RMB	7,760,761,432	1.0000	7,760,761,432	1,258,618,682	1.0000	1,258,618,682
USD	129,778,587	7.3046	948,887,522	108,084,285	7.8087	843,997,755
Mexican Peso	59,433,621	0.6722	39,953,142	-	-	-
Philippine Peso	47,539,683	0.1761	8,402,117	21,144,088	0.1592	3,366,139
Euro	285,244	10.6669	3,042,669	-	-	-
Indonesia Rupiah	3,370,708,521	0.0008	2,622,872	-	-	-
HKD	1,157,088	0.9364	1,083,474	950,330	1.0047	954,768
Australian Dollar	51,031	6.3893	326,055	-	-	-
UAE Dirham	141,445	1.9898	281,449	-	-	-
Malaysia Ringit	62,826	2.1870	137,401	-	-	-
			8,765,498,133			2,106,937,344
Other monetary fund						
RMB	222,050	1.0000	222,050	537,890	1.0000	537,890
USD	1,640,584	7.3046	11,983,811	2,786,664	7.8087	21,760,222
HKD	-	-	-	165,960	1.0047	166,736
			12,205,861			22,464,848
			8,778,193,761			2,129,703,318

6. Notes to the major items of the consolidated financial statements (continued)

(1) Cash on hand and at bank (continued)

Unit: RMB Yuan

	2007	2006
Included in other monetary funds:		
Guarantee for letter of credit	11,983,811	17,755,723

Guarantee for letter of credit is mainly the guarantee paid by the Group for purchasing equipment and materials overseas.

Interest income from saving deposit accrued based on the saving deposit interest rate from banks. Short-term deposits are matured from 7 days to 6 months, based on the Group's funding requirements and the interest income accrued based on the term deposit interest rate from banks.

(2) Bills receivable

Unit: RMB Yuan

	2007	2006
Bank acceptance	2,250,000	-

In the year end balance of the financial statements, there is no notes from shareholders holding 5% or more voting shares of the Company.

(3) Accounts receivable

Unit: RMB Yuan

	2007	2006
Accounts receivable	1,409,579,210	989,744,028
Less: bad debt provision	4,797,726	2,645,401
	1,404,781,484	987,098,627

The aging analysis of accounts receivable is as follows:

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt provision	Provision ratio	Amount	Ratio	Bad debt provision	Provision ratio
Within 1 year	1,399,706,608	99%	-	-	972,801,694	99%	-	-
1-2 years	7,322,721	1%	2,247,845	31%	14,101,398	1%	29,082	-
2-3 years	-	-	-	-	561,542	-	336,925	60%
Over 3 years	2,549,881	-	2,549,881	100%	2,279,394	-	2,279,394	100%
Total	1,409,579,210	100%	4,797,726		989,744,028	100%	2,645,401	

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt provision	Provision ratio	Amount	Ratio	Bad debt provision	Provision ratio
Item with significance	1,253,668,658	89%	-	-	854,908,064	86%	-	-
Other insignificant items	155,910,552	11%	4,797,726	3%	134,835,964	14%	2,645,401	2%
Total	1,409,579,210	100%	4,797,726		989,744,028	100%	2,645,401	

6. Notes to the major items of the consolidated financial statements (continued)

(3) Accounts receivable (continued)

The analysis of bad debt provision for accounts receivable is as follows:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	2,645,401	1,488,883
Provisions for the year	4,059,133	1,225,671
Write-back during the year	(1,787,826)	(69,153)
Exchange realignment	(118,982)	-
Balance at the end of the year	4,797,726	2,645,401

As of 31 December 2007, no overdue receivable exists in intercompany accounts of the Group (including amounts due from jointly-controlled entities); therefore, no bad provision is made for such accounts. The detailed information on the related parties is shown in Note 9(5).

Unit: RMB Yuan

	2007	2006
Total amount of top 5 debtors	1,179,183,972	792,568,453
Ratio to total accounts receivable	84%	80%
Ageing	Within 1 year	Within 1 year

As of 31 December 2007, no accounts receivable is from the shareholder holding 5% or more voting rights of the Company (31 December 2006: none).

The major original currencies of the accounts receivable of the Company are RMB and USD. As of 31 December 2007, the balance in USD was USD 51,556,161 (equivalent to RMB376,597,136) (31 December 2006, the balance in USD was 39,145,276 (equivalent to RMB 305,673,719)).

(4) Prepayments

As of 31 December 2007, the Group made no prepayment to the shareholder holding 5% or more voting rights (as of 31 Dec 2006: none), besides, the prepayment were all aged within one year.

(5) Interest receivable

In 2007 and 2006, the interest receivable was all from bank deposit; and were all aged within one year.

(6) Dividend receivable

In 2007 and 2006, the dividend receivable was the dividend from jointly-controlled entities; were all aged within one year.

6. Notes to the major items of the consolidated financial statements (continued)

(7) Other receivables

Unit: RMB Yuan

	2007	2006
Other receivables	132,492,289	91,768,494
Less: bad debt provision	2,389,367	2,064,147
	130,102,922	89,704,347

Aging analysis of the other receivables of the Group is as follows:

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt	Provision ratio	Amount	Ratio	Bad debt	Provision ratio
Within 1 year	128,717,794	98%	-	-	88,332,518	96%	-	-
1-2 years	1,451,338	1%	357,531	25%	779,011	1%	191,538	25%
2-3 years	614,410	-	332,883	54%	614,142	1%	51,962	8%
Over 3 years	1,708,747	1%	1,698,953	99%	2,042,823	2%	1,820,647	89%
Total	132,492,289	100%	2,389,367		91,768,494	100%	2,064,147	

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt	Provision ratio	Amount	Ratio	Bad debt	Provision ratio
Significant item	62,195,328	47%	-	-	56,089,711	61%	-	-
Insignificant item	70,296,961	53%	2,389,367	3%	35,678,783	39%	2,064,147	6%
Total	132,492,289	100%	2,389,367		91,768,494	100%	2,064,147	

Analysis of bad debt provision for other receivables:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	2,064,147	2,595,851
Provision for the year	673,126	380,835
Write-back during the year	(347,906)	(912,539)
Balance at the end of the year	2,389,367	2,064,147

As of 31 December 2007, the balance of this account included RMB 1,495,253 (as of 31 December 2006: RMB 33,419,488) receivable from CNOOC, mainly the expenses of the internally retired persons and supplementary pension insurance undertaken by CNOOC (for details, please refer to Note 9(5)). Except for the above, no balance from the shareholder holding 5% or more of voting shares.

As of the year end of financial statements, in terms of intercompany receivable (including jointly-controlled entities), there has been no non-recoverable amount and therefore, no bad debt is provided for this account. The details of the related parities balances are included in Note9(5).

6. Notes to the major items of the consolidated financial statements (continued)

(7) Other receivables (continued)

Unit: RMB Yuan

	2007	2006
Total amount of top 5 debtors	68,610,869	59,843,765
Percentage to the total other receivable	52%	65%
Overdue	Within 1 year	Within 1 year

(8) Inventories

Unit: RMB Yuan

	2007	2006
Materials and spare parts for production	429,606,615	301,146,816
Less: Provisions for impairment of inventories	11,840,579	7,986,388
	417,766,036	293,160,428

The analysis for the allowance for inventory reduction is as follows:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	7,986,388	6,884,491
Provision for the year	3,854,191	1,101,897
Write-back during the year	-	-
Balance at the end of the year	11,840,579	7,986,388

(9) Available-for-sale financial assets

Unit: RMB Yuan

	2007	2006
Monetary fund investments	607,337,984	75,008,259
Repurchase of government bonds	-	202,200,000
	607,337,984	277,208,259
Less: Provisions for impairment of financial assets	-	-
	607,337,984	277,208,259

6. Notes to the major items of the consolidated financial statements (continued)

(10) Long-term equity investments

2007 Unit: RMB Yuan

Equity method	Proportion in registered capital	Initial amount of investment	Balance at the beginning of the year	Additional investment in the year	Change in equity during the year: Increase/ (Decrease) in the year	Change in equity during the year: Adjustment due to exchange rate	Change in equity during the year: Cash dividend during the year	Subtotal	Balance at the end of the year
Jointly-controlled entities									
China France Bohai	50%	56,336,656	88,731,192	(19,352,250)	36,646,383	-	(51,656,960)	(15,010,577)	54,368,365
Magcobar	60%	25,170,585	122,218,356	-	56,164,719	-	(41,553,540)	14,611,179	136,829,535
CNOOC-OTIS	50%	27,520,607	28,700,584	-	2,948,152	-	(4,439,820)	(1,491,668)	27,208,916
Logging-Atlas	50%	10,167,012	14,732,522	-	2,899,984	-	-	2,899,984	17,632,506
Fugro	50%	10,134,627	15,229,368	-	11,723,297	-	-	11,723,297	26,952,665
PTTS	55%	3,186,453	2,383,715	-	(381,228)	(305,803)	-	(687,031)	1,696,684
Eastern Marine	51%	163,113,033	163,113,033	-	(1,427,750)	(11,079,716)	-	(12,507,466)	150,605,567
COSL-Expro	50%	19,352,250	-	19,352,250	14,421,657	-	-	14,421,657	33,773,907
Atlantis Deepwater	50%	46,771,639	-	46,771,639	(9,842,758)	(825,841)	-	(10,668,599)	36,103,040
		361,752,862	435,108,770	46,771,639	113,152,456	(12,211,360)	(97,650,320)	3,290,776	485,171,185

2006 Unit: RMB Yuan

Equity method	Proportion in registered capital	Initial amount of investment	Balance at the beginning of the year	Additional investment in the year	Change in equity during the year: Increase/ (Decrease) in the year	Change in equity during the year: Cash dividend during the year	Subtotal	Balance at the end of the year
Jointly-controlled entities								
China French Bohai	50%	56,336,656	83,764,011	-	36,489,712	(31,522,531)	4,967,181	88,731,192
Magcobar	60%	25,170,585	98,245,248	-	62,698,506	(38,725,398)	23,973,108	122,218,356
CNOOC-OTIS	50%	27,520,607	30,732,315	-	7,593,469	(9,625,200)	(2,031,731)	28,700,584
Logging-Atlas	50%	10,167,012	12,022,927	-	2,709,595	-	2,709,595	14,732,522
Fugro	50%	10,134,627	9,838,805	-	5,390,563	-	5,390,563	15,229,368
PTTS	55%	3,186,453	-	3,186,453	(802,738)	-	(802,738)	2,383,715
Eastern Marine	51%	163,113,033	-	163,113,033	-	-	-	163,113,033
COSL Chemicals	-	1,488,407	1,908,372	-	(1,908,372)	-	(1,908,372)	-
		297,117,380	236,511,678	166,299,486	112,170,735	(79,873,129)	32,297,606	435,108,770

6. Notes to the major items of the consolidated financial statements (continued)

(10) Long-term equity investments (continued)

There is no impairment in the long-term equity investments at the end of 2007 and 2006, so no provision for impairment of long-term equity investments is provided.

Refer to Note 5 for the information of the place of registration , nature of business, registered capital of jointly-controlled entities as well as the proportion of shares held by the Group and proportion of voting rights of the Group in the jointly-controlled entities.

Key financial information of jointly-controlled entities:

Unit: RMB Yuan

	At the end of 2007 Total assets	At the end of 2007 Total liabilities	2007 Operating income	2007 Net profit
China France Bohai	191,136,045	82,399,314	279,600,389	84,645,610
Magcobar	321,857,360	93,808,136	407,856,440	106,919,706
CNOOC-OTIS	61,450,056	7,032,223	57,954,976	13,495,401
Logging-Atlas	40,607,216	5,342,204	38,370,962	9,373,647
Fugro	92,823,922	38,918,592	115,513,519	26,838,729
COSL-Expro	86,335,683	18,787,870	100,471,048	28,843,313
PTTS	3,204,221	202,374	120,895	(693,138)
Eastern Marine	349,494,979	52,649,541	33,783,378	(6,961,448)
Atlantis Deepwater	81,542,857	8,979,815	-	(19,685,524)

Unit: RMB Yuan

	At the end of 2007 Total assets	At the end of 2007 Total liabilities	2007 Operating income	2007 Net profit
China France Bohai	233,283,956	57,745,298	288,237,623	79,336,738
Magcobar	239,329,547	35,759,536	365,997,798	112,941,936
CNOOC-OTIS	59,788,685	6,191,794	59,472,269	17,524,587
Logging-Atlas	34,050,191	6,038,631	29,247,114	6,522,364
Fugro	62,864,943	32,973,280	91,433,028	11,982,551
PTTS	4,376,913	217,843	1,496,195	(612,795)

There is no significant difference to the accounting policies, and accounting estimates applied between the jointly-controlled entities and the Group.

6. Notes to the major items of the consolidated financial statements (continued)

(11) Fixed assets

Unit: RMB Yuan

2007	Land and buildings	Tankers and vessels	Drilling rigs	Machines and equipments	Vehicles	Total
Cost:						
Amount at the beginning of the year	14,077,289	5,578,820,209	6,983,856,885	2,711,490,745	53,200,910	15,341,446,038
Purchases	-	50,294,020	91,930,148	62,959,563	12,176,947	217,360,678
Transfer from construction-in-progress	25,026,557	423,292,736	4,513,799	1,514,912,581	3,467,906	1,971,213,579
Disposal and write-off	(221,779)	(30,404,600)	(26,642,670)	(202,960,576)	(6,661,176)	(266,890,801)
Transfer to construction-in-progress	-	-	(358,008,074)	-	-	(358,008,074)
Exchange realignment	-	-	-	(9,520,891)	-	(9,520,891)
Amount at the end of the year	38,882,067	6,022,002,365	6,695,650,088	4,076,881,422	62,184,587	16,895,600,529
Accumulated depreciation:						
Amount at the beginning of the year	1,998,495	3,275,003,551	4,397,318,191	1,308,861,857	34,074,140	9,017,256,234
Provision	1,976,340	233,227,965	362,399,749	334,548,232	3,892,606	936,044,892
Disposal and write-off	(180,849)	(29,680,922)	(17,244,052)	(138,487,026)	(5,926,795)	(191,519,644)
Transfer to construction-in-progress	-	-	(48,048,062)	-	-	(48,048,062)
Exchange realignment	-	-	-	(1,492,338)	-	(1,492,338)
Amount at the end of the year	3,793,986	3,478,550,594	4,694,425,826	1,503,430,725	32,039,951	9,712,241,082
Provision for impairment:						
Amount at the beginning of the year	-	-	-	-	-	-
Provision	-	-	-	-	-	-
Write-off	-	-	-	-	-	-
Amount at the end of the year	-	-	-	-	-	-
Carrying value:						
Amount at the end of the year	35,088,081	2,543,451,771	2,001,224,262	2,573,450,697	30,144,636	7,183,359,447
Amount at the beginning of the year	12,078,794	2,303,816,658	2,586,538,694	1,402,628,888	19,126,770	6,324,189,804

As of 31 December 2007, included in fixed assets of an original cost of RMB4,317,899,382 which have been fully depreciated but continue to be used by the Group.

6. Notes to the major items of the consolidated financial statements (continued)

(11) Fixed assets (continued)

Unit: RMB Yuan

2006	Land and buildings	Tankers and vessels	Drilling rigs	Machines and equipment	Vehicles	Total
Cost:						
Amount at the beginning of the year	12,738,570	5,546,534,979	5,782,079,945	2,291,080,714	50,168,901	13,682,603,109
Purchases	-	26,691,899	-	161,987,670	4,534,982	193,214,551
Acquisition of a subsidiary	1,044,379	-	-	1,139,501	376,495	2,560,375
Transfer from construction-in-progress	294,340	6,484,754	1,201,776,940	343,230,751	-	1,551,786,785
Disposal and write-off	-	(891,423)	-	(85,947,891)	(1,879,468)	(88,718,782)
Amount at the end of the year	14,077,289	5,578,820,209	6,983,856,885	2,711,490,745	53,200,910	15,341,446,038
Accumulated Depreciation:						
Amount at the beginning of the year	538,399	3,026,518,156	4,105,389,157	1,092,184,065	25,914,066	8,250,543,843
Provision	974,399	248,485,395	291,929,034	268,336,117	9,627,624	819,352,569
Acquisition of a subsidiary	485,697	-	-	815,584	223,492	1,524,773
Disposal and write-off	-	-	-	(52,473,909)	(1,691,042)	(54,164,951)
Amount at the end of the year	1,998,495	3,275,003,551	4,397,318,191	1,308,861,857	34,074,140	9,017,256,234
Provision for Impairment:						
Amount at the beginning of the year	-	-	-	4,240,832	-	4,240,832
Provision	-	-	-	-	-	-
Write-off	-	-	-	(4,240,832)	-	(4,240,832)
Amount at the end of the year	-	-	-	-	-	-
Carrying value:						
Amount at the end of the year	12,078,794	2,303,816,658	2,586,538,694	1,402,628,888	19,126,770	6,324,189,804
Amount at the beginning of the year	12,200,171	2,520,016,823	1,676,690,788	1,194,655,817	24,254,835	5,427,818,434

As of 31 December 2006, included in fixed assets of an original cost of RMB2,999,620,083 which have been fully depreciated but continue to be used by the Group.

The Group appointed China Consultants of Accounting and Financial Management Co. Ltd to make an assessment for the fixed assets injected into the Company by CNOOC in the Reorganisation, and China Consultants of Accounting and Financial Management Co. Ltd issued the Report of Assets Assessment for Establishing China Oilfield Services Limited (Preparation) (Zhong Hua Ping Bao Zi No. [2002] 066) on 30 August 2002, which was put on records in the Ministry of Finance. According to the result of the valuation report, the revaluation surplus on the original cost of the fixed assets was RMB 2,426,123,389, the revaluation surplus of accumulated depreciation was RMB 1,222,505,737, and the revaluation surplus of the net book value of fixed assets was RMB 1,203,617,652, which had been reflected in the financial statements as the cost of fixed assets purchased by the Company after its Reorganisation.

During the year, the Group completed the title re-registration procedures of a drilling rig, which due to the drilling rig's operation in Indonesia, were outstanding since the Reorganisation in 2002. Upon completion of the re-registration procedures, the Group has obtained the relevant title certificate.

RMB 4,240,832 of provision for impairment of fixed assets was written off in 2006 due to retirement of fixed assets.

The Group had no significant temporarily-idle fixed assets at the end of 2007 and 2006.

6. Notes to the major items of the consolidated financial statements (continued)

(12) Construction-in-progress

Unit: RMB Yuan

2007	Budget	Amount at the beginning of the year	Increase in the year		Decrease in the year			Amount at the end of the year	Capital source	Project investment as proportion of budget
			Purchase	Fixed assets transfer	Transfer to fixed assets	Transfer to intangible assets	Transfer to long-term equity investments			
FETFormation Evaluation Tool	25,950,000	17,144,702	1,172,774	-	18,317,476	-	-	-	Self-financing	71%
CPTDC instrument renovation	17,542,745	5,847,582	10,465,694	-	16,313,276	-	-	-	Self-financing	93%
BH7 gliding base renovation	15,000,000	2,409,000	-	-	2,409,000	-	-	-	Self-financing	16%
Marine oil 942	1,236,090,000	670,740,147	568,396,850	-	-	-	-	1,239,136,997	Self-financing	100%
Stainless steel ship	166,000,000	129,659,629	34,383,481	-	164,043,110	-	-	-	Self-financing	99%
ASDD deep water project	70,370,000	33,781,187	24,253,566	-	-	-	33,489,103	24,545,650	Self-financing	82%
Blowout preventer	31,285,000	11,200,150	19,517,748	-	29,437,898	-	-	1,280,000	Self-financing	98%
Two Liftboat multifunctional drilling platforms	581,953,000	52,800,288	163,081,972	-	-	-	-	215,882,260	Self-financing	37%
Specialized vessel for methanol	264,180,000	243,817,655	15,371,357	-	259,189,012	-	-	-	Self-financing	98%
Gulfian module drilling machine	1,020,300,000	707,341,293	265,132,666	-	970,362,000	-	-	2,111,959	Bank loan	95%
6-type 3-purpose workboat	2,402,300,000	318,616,813	265,577,442	-	-	-	-	584,194,255	Self-financing +bond	24%
Sieve tube factory workshop	31,504,476	28,079,378	3,425,098	-	27,554,518	3,949,958	-	-	Self-financing	100%
6 ¾ CTN neutron probe	17,200,000	7,830,666	9,164,724	-	16,995,390	-	-	-	Self-financing	99%
Subtotal	5,879,675,221	2,229,268,490	1,379,943,372	-	1,504,621,680	3,949,958	33,489,103	2,067,151,121		
Marine oil931 renovation	284,968,000	7,320,294	135,454,781	309,960,012	-	-	-	452,735,087	Self-financing	50%
ERP system	75,000,000	7,582,371	39,121,245	-	1,285,356	45,418,260	-	-	Self-financing	62%
8 cable ship renovation	524,300,000	25,093,271	420,998,969	-	-	-	-	446,092,240	Fund raised from issue of A-share	85%
Well cementing skid-mounted equipment	69,460,000	20,000,000	48,140,000	-	55,360,000	-	-	12,780,000	Self-financing	98%
Auxiliary equipment	14,197,100	3,403,741	7,729,771	-	8,999,808	-	-	2,133,704	Self-financing	78%
350ft drilling platform	2,335,710,000	-	313,323,815	-	-	-	-	313,323,815	Self-financing	13%
Land drilling machine	240,000,000	-	170,058,034	-	98,841,796	-	-	71,216,238	Self-financing	71%
ELIS system	90,000,000	-	82,412,487	-	71,975,702	-	-	10,436,785	Self-financing	92%
Others	-	129,993,390	391,432,730	-	230,129,237	1,273,821	-	290,023,062		
Subtotal	3,633,635,100	193,393,067	1,608,671,832	309,960,012	466,591,899	46,692,081	-	1,598,740,931		
Total	9,513,310,321	2,422,661,557	2,988,615,204	309,960,012	1,971,213,579	50,642,039	33,489,103	3,665,892,052		

Capitalised interest expenditure of the Group in 2007 amounted to RMB 58,115,498, and the capitalisation rate of capitalised amount of borrowing cost was 70.41%.

6. Notes to the major items of the consolidated financial statements (continued)

(12) Construction-in-progress (continued)

Unit: RMB Yuan

2006	Budget	Amount at the beginning of the year	Increase in the year	Decrease in the year: Transfer to fixed assets	Amount at the end of the year	Capital source	Project investment as proportion of budget
Marine oil 941	1,102,897,000	939,515,716	130,784,648	1,070,300,364	-	Self-financing	97%
FET Formation Evaluation Tool	27,000,000	11,233,729	6,660,973	750,000	17,144,702	Self-financing	66%
CPTDC instrument renovation	17,542,745	5,847,582	-	-	5,847,582	Self-financing	33%
BH7 gliding base renovation	15,000,000	2,409,000	-	-	2,409,000	Self-financing	16%
Well cementing equipment purchasing	11,255,000	7,153,448	-	7,153,448	-	Self-financing	64%
Marine oil 942	1,236,090,000	487,811,016	182,929,131	-	670,740,147	Self-financing	54%
Stainless steel ship	162,080,000	38,303,667	91,355,962	-	129,659,629	Self-financing	80%
ASDD deep water project	70,370,000	17,605,925	16,175,262	-	33,781,187	Self-financing	48%
Nanhai 6# drilling string compensator	14,904,000	13,881,087	-	13,881,087	-	Self-financing	93%
Blowout preventer	13,280,000	11,200,150	-	-	11,200,150	Self-financing	84%
Liftboat multifunctional drilling platform	293,091,000	112,282	52,688,006	-	52,800,288	Self-financing	18%
Specialized vessel for methanol	258,400,000	2,494,957	241,322,698	-	243,817,655	Self-financing	94%
Gulfian module drilling machine	991,024,000	-	707,341,293	-	707,341,293	Bank loan	71%
Subtotal	4,212,933,745	1,537,568,559	1,429,257,973	1,092,084,899	1,874,741,633		
6-type 3-purpose workboat	2,402,300,000	-	318,616,813	-	318,616,813	Self-financing	13%
Bohai 4# dock repair engineering	68,792,000	-	66,181,298	66,181,298	-	Self-financing	96%
Sieve tube factory workshop	31,504,476	-	28,079,378	-	28,079,378	Self-financing	89%
6 ¾ CTN neutron probe	12,814,000	-	7,830,666	-	7,830,666	Self-financing	61%
Marine oil 931 cantilever beam renovation	263,050,000	-	7,320,294	-	7,320,294	Self-financing	3%
ERP system	75,000,000	-	7,582,371	-	7,582,371	Self-financing	10%
Well logging system innovation	46,254,000	-	46,253,029	46,253,029	-	Self-financing	100%
ELISOII system	14,900,000	-	8,054,971	8,054,971	-	Self-financing	54%
Binhai 512 collection equipment	65,000,000	-	64,168,000	64,168,000	-	Self-financing	99%
Logger	12,000,000	-	11,618,066	11,618,066	-	Self-financing	97%
8 cable ship renovation	524,300,000	-	25,093,271	-	25,093,271	Self-financing	5%
Well cementing skid-mounted equipment	20,000,000	-	20,000,000	-	20,000,000	Self-financing	100%
Others	-	155,165,963	241,657,690	263,426,522	133,397,131	Self-financing	
Subtotal	3,535,914,476	155,165,963	852,455,847	459,701,886	547,919,924		
Total	7,748,848,221	1,692,734,522	2,281,713,820	1,551,786,785	2,422,661,557		

Capitalised interest expenditure of the Group in 2006 amounted to RMB 7,771,358, and the capitalisation rate of capitalised amount of borrowing cost was 4.05%.

6. Notes to the major items of the consolidated financial statements (continued)

(13) Intangible assets

The intangible assets of the Group and the Company mainly consisted of well testing software, electric circuit design programmes, and oil reserves testing software.

Unit: RMB Yuan

	2007	2006
Cost:		
Amount at the beginning of the year	37,237,945	27,265,965
Purchase during the year	6,912,486	9,971,980
Transfer from construction-in-progress	50,642,039	-
Decrease in the year	-	-
Amount at the end of the year	94,792,470	37,237,945
Accumulated amortisation:		
Amount at the beginning of the year	14,652,317	8,006,141
Provision	12,218,063	6,646,176
Write-off	-	-
Amount at the end of the year	26,870,380	14,652,317
Provision for impairment:		
Amount at the beginning of the year	-	-
Provision	-	-
Write-off	-	-
Amount at the end of the year	-	-
Carrying amount:		
Amount at the end of the year	67,922,090	22,585,628
Amount at the beginning of the year	22,585,628	19,259,824

(14) Long-term deferred expenses

The long-term deferred expenses of the Group include large scale drilling tools in-use, logging tools and vessel cables, etc.

Unit: RMB Yuan

	2007	2006
Cost:		
Amount at the beginning of the year	397,827,104	332,731,433
Purchase during the year	239,313,723	65,095,671
Decrease in the year	-	-
Amount at the end of the year	637,140,827	397,827,104
Accumulated amortisation:		
Amount at the beginning of the year	290,370,260	214,297,524
Provision	93,817,538	76,072,736
Write-off	-	-
Amount at the end of the year	384,187,798	290,370,260
Provision for impairment:		
Amount at the beginning of the year	-	-
Provision	-	-
Write-off	-	-
Amount at the end of the year	-	-
Carrying amount:		
Amount at the end of the year	252,953,029	107,456,844
Amount at the beginning of the year	107,456,844	118,433,909

6. Notes to the major items of the consolidated financial statements (continued)

(15) Provision for impairment of assets

2007 Unit: RMB Yuan

	Amount at the beginning of the year	Provision in the year	Decrease in the year: Write back	Decrease in the year: Write off	Exchange realignment	Amount at the end of the year
Provision for bad debts	4,709,548	4,732,259	(2,135,732)	-	(118,982)	7,187,093
Provision for impairment of inventories	7,986,388	3,854,191	-	-	-	11,840,579
Provision for impairment of available-for-sale investment	-	-	-	-	-	-
Provision for impairment of long-term equity investments	-	-	-	-	-	-
Provision for impairment of fixed assets	-	-	-	-	-	-
Provision for impairment of construction-in-progress	-	-	-	-	-	-
Provision for impairment of intangible assets	-	-	-	-	-	-
	12,695,936	8,586,450	(2,135,732)	-	(118,982)	19,027,672

2006 Unit: RMB Yuan

	Amount at the beginning of the year	Provision in the year	Decrease in the year: Write back	Decrease in the year: Write off	Amount at the end of the year
Provision for bad debts	4,084,734	1,606,506	(981,692)	-	4,709,548
Provision for impairment of inventories	6,884,491	1,101,897	-	-	7,986,388
Provision for impairment of available-for-sale investment	-	-	-	-	-
Provision for impairment of long-term equity investments	-	-	-	-	-
Provision for impairment of fixed assets	4,240,832	-	-	(4,240,832)	-
Provision for impairment of construction-in-progress	-	-	-	-	-
Provision for impairment of intangible assets	-	-	-	-	-
	15,210,057	2,708,403	(981,692)	(4,240,832)	12,695,936

(16) Short-term debentures

In February 2006, the Group engaged The Agricultural Bank of China to issue short-term debentures with total face value of RMB 1,000,000,000, and the net proceeds received after deduction of handling expense and interest amounted to RMB 965,000,000, which is used for working capital purpose.

The short term debentures are only traded among banks in the mainland and are unsecured, with a term of 1 year, and with coupon interest rate of 3.1%. Interest has been paid upfront, and amortised within 12 months. The balance of the short-term debentures of the Group amounted to RMB 997,416,663 as of 31 December 2006, including the interest amortisation from the date of issuance to 31 December 2006. The Group had fully repaid the short term debentures in February 2007.

6. Notes to the major items of the consolidated financial statements (continued)

(17) Accounts payable

There are no balance from shareholders holding 5% or more of voting right in the Company. (31 December 2006: nil).

Accounts payable in significant amount with ageing of account payable above 1 year as of 31 December 2007 is as follows:

Unit: RMB Yuan

Name	Amount payable	Reason for outstanding
Shanghai Shipyard Co. Ltd	2,888,640	Final payment for shipbuilding, not exceeding quality assurance period

The Group had no significant accounts payable with ageing over 1 year as of 31 December 2006.

The accounts payable of the Group were originally denominated in RMB or USD. In the balance of the accounts payable as of 31 December 2007, the balance in USD totalled USD 33,015,313 (equivalent to RMB 241,163,658) (31 December 2006: USD 1,536,656 (equivalent to RMB 11,999,287)).

(18) Receipts in advance

There are no balance from shareholders or associated parties holding 5% or more of shares of the Company. (31 December 2006: nil).

The Group had no significant advances received with ageing over 1 year as of 31 December 2007.

(19) Staff cost payable

2007

Unit: RMB Yuan

	Amount at the beginning of the year	Increase in the year	Payment in the year	Amount at the end of the year
Wages, bonus, allowance and subsidy	237,529,765	708,195,893	615,091,405	330,634,253
Employee welfare	106,298	125,455,648	105,051,598	20,510,348
Social Insurance premium	6,641,043	181,288,037	158,380,978	29,548,102
Housing reserve fund	43,731	37,667,438	37,926,016	(214,847)
Trade union and educational fund	14,779,385	32,093,554	29,900,113	16,972,826
	259,100,222	1,084,700,570	946,350,110	397,450,682

2006

Unit: RMB Yuan

	Amount at the beginning of the year	Increase in the year	Payment in the year	Amount at the end of the year
Wages, bonus, allowance and subsidy	206,804,519	619,148,671	588,423,425	237,529,765
Employee welfare	-	113,766,523	113,660,225	106,298
Social Insurance premium	1,935,455	120,764,454	116,058,866	6,641,043
Housing reserve fund	119,162	31,709,903	31,785,334	43,731
Trade union and educational fund	11,328,397	33,954,136	30,503,148	14,779,385
	220,187,533	919,343,687	880,430,998	259,100,222

The balance of service fee of contracted workers in other payables as of 31 December 2007 amounted to RMB90,565,162 (31 December 2006: RMB 43,000,000).

There are no accrued payrolls in arrears or performance-linked compensation in the financial statements of the Group at the end of the respective years.

6. Notes to the major items of the consolidated financial statements (continued)

(20) Taxes payable

Unit: RMB Yuan

	2007	2006
Corporate income tax	472,145,594	54,170,999
Business tax	33,938,893	23,417,810
Value added tax	(863,878)	9,011,230
Urban maintenance and construction tax	1,905,885	1,702,365
Individual income tax	6,156,046	4,915,700
Educational surcharge	1,107,818	831,445
Other overseas taxes	13,948,298	-
	528,338,656	94,049,549

Refer to Note 4 in the financial statements for the standards for calculation and provision of taxes and surcharges as well as the tax rates.

(21) Other payables

Unit: RMB Yuan

	2007	2006
Accounts payable to CNOOC	3,248,229	14,089,591
Marine fees payable	24,489,442	25,900,929
Service fee of contracted workers	90,565,162	43,000,000
Cost of equipments payable	535,979	39,834,745
Other current accounts with related companies	24,472,125	25,763,630
Deposits payment	18,622,103	6,518,041
Scientific research cooperation fee payable	5,268,188	4,840,090
Account payable to jointly-controlled entities	96,072	3,241,297
Others	43,391,789	27,536,222
	210,689,089	190,729,545

As of 31 December 2007, the balance of the other payables including accounts payable to CNOOC - the shareholder holding 5% or more of shares of the Company with voting rights amounted to RMB 3,248,229 (31 December 2006: RMB 14,089,591).

The Group had no significant other payables with ageing over 1 year as of 31 December 2007.

(22) Current portion of non-current liabilities

Unit: RMB Yuan

	2007	2006
Accounts payable to China National Offshore Oil Corp. (Note 6(23))	200,000,000	200,000,000
Long-term borrowings (Note 6(24))	200,000,000	-
	400,000,000	200,000,000

6. Notes to the major items of the consolidated financial statements (continued)

(23) Long-term payable to the ultimate holding company

Unit: RMB Yuan

	2007	2006
Accounts payable to China National Offshore Oil Corp.	200,000,000	400,000,000
Including: Non-current liabilities due within one year (Note 6-(22))	200,000,000	200,000,000
	-	200,000,000

The accounts payable to China National Offshore Oil Corp. are unsecured and non-interest-bearing, and RMB 200,000,000 will be repaid each year in equal portion in three years from 1 May 2005. The Group began to repay RMB 200,000,000 in 2005. The balance will be paid off before 30 April 2008 on schedule.

(24) Interest bearing bank borrowings

In June 2006 and February 2007, the Group borrowed a bank loan of RMB 600,000,000 and RMB 344,000,000 respectively from the Export-Import Bank of China for the purpose of financing the construction of certain module drilling rigs. The above borrowings are unsecured bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by People's Bank of China subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by installments as follows: RMB200,000,000 each year from 2008 to 2011, RMB100,000,000 on 30 June 2012, and RMB44,000,000 on 30 June 2013.

(25) Long-term bonds

On 18 May 2007, the Group completed the issuance of 15-year corporate bonds amounted to RMB1,500,000,000 with a nominal value of RMB100 at par. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the maturity date is 14 May 2022.

(26) Deferred tax liabilities

Unit: RMB Yuan

The Group	2007	2006
Deferred income tax assets:		
Employee bonus payment reserve (Note 1)	(111,100,980)	(111,567,911)
Deferred income tax liabilities:		
Accelerated depreciation of fixed assets (Note 2)	216,345,346	248,596,070
Appreciation of fixed assets valuation (Note 3)	130,325,000	211,728,000
	346,670,346	460,324,070
Net amount of deferred income tax liabilities	235,569,366	348,756,159
Amount at the beginning of the year	348,756,159	385,816,322
Decrease in the year	(113,186,793)	(37,060,163)
Amount at the end of the year	235,569,366	348,756,159

Note 1: The group made provisions for the annual employee bonus at the end of the year, and the wages and bonus which are provided according to the requirement of tax laws and have not been paid as well as the corresponding welfare expense and trade union outlays provided cannot be listed in the taxable amount of income of the year for payment but shall be deducted from the taxable amount of income in actual payment in future period. As such, deferred tax assets are recognized for such temporary differences.

6. Notes to the major items of the consolidated financial statements (continued)

(26) Deferred tax liabilities (continued)

Note 2: Depreciation for vessels and drilling rigs is charged respectively over 10 years and over 6 years according to tax laws, and enjoys business income tax deduction. However, the management of the Company considers that the reasonable service life of vessels and drilling rigs is respectively 10-20 years and 25 years, so deferred income tax liabilities are calculated at the tax rate realised in the future for the temporary difference between deductible depreciation amount in taxation and accounting.

Note 3: The Group appointed China Consultants of Accounting and Financial Management Co. Ltd to make an assessment for the fixed assets injected into the Company by China National Offshore Oil Corp. in its reorganisation in 2002, and China Consultants of Accounting and Financial Management Co. Ltd issued the Report of Assets Valuation for Establishing China Oilfield Services Limited (Preparation) (Zhong Hua Ping Bao Zi No. (2002) 066) on 30 August 2002, which was put on records in the Ministry of Finance. According to the newest tax laws of China, the relevant depreciation charges arising from appreciation of valuation cannot enjoy business income tax deduction, so corresponding deferred income tax liabilities are incurred in the balance sheet due to the difference on tax basis and accounting basis.

The PRC Corporate Income Tax Law (the "New CIT Law") was approved on 16 March 2007, and will become effective on 1 January 2008. The New CIT Law introduces a wide range of changes which include, but not limited to, the standardisation of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. When the Group makes accounting treatment for income tax of 2007, the Group recalculates the originally recognised deferred income tax assets and liabilities at the applicable tax rate as provided in the new tax laws if temporary difference is incurred between the carrying value of assets and liabilities and the taxation basis and if it is predicted that the temporary difference is written back after 1 January 2008, and the amount of adjustment to deferred income tax assets and liabilities arose totaling RMB 85,630,953 is charged to the income tax expense in the current period.

Recognised deferred income tax assets and liabilities:

Unit: RMB Yuan

	Deferred income tax assets	Deferred income tax liabilities		
	Employee bonus payment reserve	Accelerated depreciation of fixed assets	Appreciation of fixed assets evaluation	Total
1 January 2006	(96,155,149)	230,544,471	251,427,000	385,816,322
Charged to profit and loss	(15,412,762)	18,051,599	(39,699,000)	(37,060,163)
31 December 2006	(111,567,911)	248,596,070	211,728,000	348,756,159
Change in the period	(12,654,643)	24,797,803	(39,699,000)	(27,555,840)
Adjustment to deferred income tax assets and liabilities due to change in tax rate	13,121,574	(57,048,527)	(41,704,000)	(85,630,953)
Charged to profit and loss	466,931	(32,250,724)	(81,403,000)	(113,185,793)
31 December 2007	(111,100,980)	216,345,346	130,325,000	235,569,366

6. Notes to the major items of the consolidated financial statements (continued)

(27) Share capital

Unit: RMB Yuan

	Amount at the beginning of the year		Added shares in the year	Amount at the beginning of the year	
	Shares	Proportion	New shares issued (Note 1)	Shares	Proportion
1. Shares subject to trading restrictions					
(1) Shares held by the government	2,460,468,000	61.58%	-	2,460,468,000	54.74%
(2) Shares held by state-owned legal person	-	-	-	-	-
(3) Other domestically-held shares	-	-	-	-	-
Including:					
Shares held by legal person at home	-	-	-	-	-
Shares held by natural person at home	-	-	-	-	-
(4) Shares held in foreign capital	-	-	-	-	-
Including:					
Shares held by legal person abroad	-	-	-	-	-
Shares held by natural person abroad	-	-	-	-	-
Total shares subject to trading restrictions	2,460,468,000	61.58%	-	2,460,468,000	54.74%
2. Shares not subject to trading restrictions					
(1) Ordinary shares in RMB	-	-	500,000,000	500,000,000	11.12%
(2) Shares in foreign capital listed at home	-	-	-	-	-
(3) Ordinary shares in foreign capital listed abroad	1,534,852,000	38.42%	-	1,534,852,000	34.14%
(4) Others	-	-	-	-	-
Total Shares not subject to trading restrictions	1,534,852,000	38.42%	500,000,000	2,034,852,000	45.26%
3. Total shares	3,995,320,000	100.00%	500,000,000	4,495,320,000	100.00%

Note 1: In 2007, the Company issued 500,000,000 ordinary A shares to the public at an issue price of RMB13.48 per share, and RMB 6,740,000,000 was raised, after deducting the share issue expenses of RMB141,244,574, the Company raised net proceeds of RMB6,598,755,426, including increase in share capital increase in share capital of the Company of RMB500,000,000, and net premium of RMB 6,098,755,426 is transferred to capital reserve (Note VI-28). The issue of the ordinary shares resulted in capital increase, which was verified by Ernst & Young Hua Ming, by the issue of An Yong Hua Ming Yan Zi No. 60157570_A01 Report for Verification of Capital.

After the ordinary share issue, the shares of the Company held by the major shareholder of the Company - China National Offshore Oil Corporation, can be traded on domestic markets after a 36 months non-trading period beginning the date the A shares of the Company were listed. The details of this restriction were disclosed in the prospectus.

Out of the A shares offered to the public, 150,000,000 shares placed to offline subscribers were restricted for 3 months from the date of listing on Shanghai Stock Exchange (ie. 28 September 2007); these shares could only be traded after the expiration of the restriction period. The restriction period of the above shares expired as of 31 December 2007, and were available for trading.

6. Notes to the major items of the consolidated financial statements (continued)

(28) Capital reserves

Unit: RMB Yuan

	2007	2006
Capital reserves arising from Reorganisation (Note 1)	999,354,310	999,354,310
Share premium	7,075,211,416	976,455,990
Including: Capital raised from A share (Note 2)	6,098,755,426	-
Capital raised from H share (Note 3)	976,455,990	976,455,990
Total	8,074,565,726	1,975,810,300

Note 1: the valuation surplus arising from the injection of assets and businesses to the Company by CNOOC. upon reorganisation of the Company was RMB 1,356,654,310, including RMB 357,300,000 of deferred income tax liabilities arose from appreciation in value of fixed assets purchased from CNOOC by the Company during the Reorganisation. Because when the depreciation of fixed assets from this part of evaluation appreciation is used to calculate the business income tax of the Company later, it will not be recognized as the deducted item of business income tax, the effect of the above appreciation in value of fixed assets will be recorded as deferred tax credit, the remaining amount was debited to the capital reserves.

Note 2: the balance of this item was recorded in capital reserve after the face value of the shares and the amount of issuing fee born in the premium of share capital are deducted from the amount of the raised capital when the Company issued ordinary A shares to public in 2007 (Note 6(27)).

Note 3: the balance of this item was recorded in capital reserve after the face value of the shares and the amount of issuing fee born in the premium of share capital are deducted from the amount of the raised capital when the Company issued shares in foreign capital listed abroad to public in 2002.

(29) Statutory reserve funds

2007

Unit: RMB Yuan

	Amount at the beginning of the year	Provision in the year	Transferred in the year	Amount at the end of the year
Statutory reserve funds	442,515,264	235,099,686	-	677,614,950
Statutory common reserve	-	-	-	-
	442,515,264	235,099,686	-	677,614,950

2006

Unit: RMB Yuan

	Amount at the beginning of the year	Provision in the year112,	Transferred in the year	Amount at the end of the year
Statutory reserve funds	219,809,414	112,801,143	109,904,707	442,515,264
Statutory common reserve	109,904,707	-	(109,904,707)	-
	329,714,121	112,801,143	-	442,515,264

According to the PRC Company Law as well as the provisions of the articles of association of the Company and its subsidiaries, the statutory reserve funds are drawn according to 10% of the net profit. If the accumulated amount of statutory reserve funds is more than 50% of the registered capital of the Company, statutory reserve funds cannot be drawn, and part of the statutory reserve funds can be capitalized as the Company's share capital according to the PRC Company Law as well as the provisions of the articles of association provided that the amount of such reserve remaining after the capitalization shall not be less than 25% of the registered capital of the Company;

Discretionary surplus reserves can be appropriated after the appropriation of statutory reserve funds was made by the Company. Discretionary surplus reserves can be used to offset the accumulated loss or converted into share capital.

6. Notes to the major items of the consolidated financial statements (continued)

(29) Statutory reserve funds (continued)

Before 1 January 2006, statutory common reserve fund could be appropriated by the Company and its subsidiaries at 5% to 10% of the after tax profit determined under the old accounting standards for business enterprises and according to the PRC Company Law then. Statutory common reserve fund could be used for capital expenditure relating to the facilities used for employees' benefits, and the facilities could be kept as assets of the Company.

Discretionary common reserve fund can be appropriated after statutory reserve funds and common reserve fund are appropriated by the Company. Discretionary common reserve fund can be used to offset the loss of the previous years or capitalised as share capital as approved.

Appropriation of satutory common reserve fund was no longer required beginning 1 January 2006 according to the PRC Company Law and relevant provisions, and the balance of the statutory common reserve fund as of 31 December 2005 were transferred to statutory reserve funds on 1 January 2006.

(30) Retained earnings

Unit: RMB Yuan

	2007	2006
Retained earnings at the beginning of the year	2,204,898,038	1,353,895,401
Net profit in the year	2,237,583,857	1,128,011,432
Less: Provision of statutory reserve funds	(235,099,686)	(112,801,143)
Paid Cash dividends paid	(239,719,200)	(164,207,652)
Retained earnings at the end of the year	3,967,663,009	2,204,898,038

(31) Proposed dividend

Unit: RMB Yuan

	2007	2006
Category of shares:		
State-owned shares	295,256,160	147,628,080
Ordinary shares (H share) listed abroad	184,182,240	92,091,120
Ordinary shares (A share) in RMB	60,000,000	-
	539,438,400	239,719,200

The balance of cash dividends proposed to be paid in the financial statements at the end of each year were in accordance of the annual profit distribution scheme approved by the Board of Directors of the Company, which will be paid upon approval by the general meeting of shareholders.

(32) Revenue

Unit: RMB Yuan

	2007	2006
Revenue from main business	9,241,894,832	6,524,160,913

Unit: RMB Yuan

	2007	2006
Total amount of revenue from the top five clients	7,507,415,324	5,468,026,780
Proportion to operating income	81%	84%

Refer to Note 7 Segment Information for the revenue from main business and cost from main business of the Group according to business segment.

6. Notes to the major items of the consolidated financial statements (continued)

(33) Business tax and surcharges

Unit: RMB Yuan

	2007	2006
Business tax	212,161,500	143,106,849
Urban maintenance and construction tax	13,769,291	10,258,888
Educational surcharges	6,864,342	4,854,488
Flood control expenses and others	1,112,306	1,101,646
Total	233,907,439	159,321,871

(34) Financial expenses

Unit: RMB Yuan

	2007	2006
Borrowing costs	89,678,864	44,473,928
Less: capitalised interest	58,115,498	7,771,358
	31,563,366	36,703,570
Less: interest income	59,723,733	24,365,942
Interest (income)/expenditure	(28,160,367)	12,341,628
Exchange loss	113,868,444	46,691,741
Others	4,027,234	9,114,186
	89,735,311	68,147,555

The interest capitalised was recorded in the construction-in-progress.

(35) Asset impairment loss

Unit: RMB Yuan

	2007	2006
Loss on bad debts	2,596,527	624,814
Loss on inventory impairment	3,854,191	1,101,897
Loss on impairment of available-for-sale financial assets	-	-
Loss on impairment of long term equity investments	-	-
Loss on impairment of fixed assets	-	-
Loss on impairment of construction-in-progress	-	-
Loss on impairment of intangible assets	-	-
Total	6,450,718	1,726,711

6. Notes to the major items of the consolidated financial statements (continued)

(36) Investment income

Unit: RMB Yuan

	2007	2006
Shared profit of jointly-controlled entities in the year (refer to Note 6(10) for details)	113,152,456	114,079,107
Return on government bonds and other investment income	11,884,238	3,534,537
	125,036,694	117,613,644

As at balance sheet date, there were no material restrictions on the repatriation of investment income of the Group from overseas.

(37) Non-operating income

Unit: RMB Yuan

	2007	2006
Gains from disposal of fixed assets	1,804,159	8,221,031
Insurance compensation	4,490,822	14,953,116
Subsidies income	31,150,282	5,179,452
Others	1,165,668	2,921,727
	38,610,931	31,275,326

(38) Non-operating expenditure

Unit: RMB Yuan

	2007	2006
Loss on disposal of fixed assets	20,672,961	16,592,406
Charity donation	8,123,707	210,201
Extraordinary losses	58,973	176,604
Others	2,011,700	1,813,305
	30,867,341	18,792,516

(39) Income tax expenses

Unit: RMB Yuan

	2007	2006
Income tax expenses for the year	1,014,479,315	535,017,839
Income tax refund received during the year (Note 4(5))	(272,309,239)	(175,991,194)
Deferred income tax (Note 6(26))	(113,186,793)	(37,060,163)
	628,983,283	321,966,482

6. Notes to the major items of the consolidated financial statements (continued)

(39) Income tax expenses (continued)

The relation between income tax expenses and profits for the year is presented as follows:

Unit: RME Yuan

	2007	2006
Profit for the year	2,866,567,140	1,450,202,705
Taxes at statutory tax rate	945,967,156	478,566,893
Tax refund	(272,309,239)	(175,991,194)
Non-taxable investment income	(28,703,981)	(38,812,503)
Effect of different tax rates for overseas subsidiaries	70,002,912	62,418,355
Tax benefit for qualifying research and development expenses	(10,346,255)	(8,851,305)
Provision for/(written back of) impairment of assets	2,128,737	(829,660)
Change in PRC statutory tax rate	(85,630,952)	-
Expenses not deductible for tax	7,874,905	5,465,896
Tax expenses calculated at the effective tax rate of the Group	628,983,283	321,966,482

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdisctions in which members of the Group are domiciled and operate.

(40) Earnings per share

The calculation of basic earnings per share amounts is based on net profit attributable to equity holders of the Company and weighted average number of ordinary shares in issue. The newly issued ordinary shares is included from the date of consideration became receivable (ie. the issuing date of shares), in accordance with the detailed issuing contractual terms.

The detailed calculation information for basic earnings per share is as follows:

Unit: RME Yuan

	2007	2006
Earnings		
Net profit attributable to equity holders of the Company	2,237,583,857	1,128,236,223
Shares		
Weighted average of ordinary shares issued by the Company (Note 1)	4,128,196,712	3,995,320,000

Note 1: the Company issued 500,000,000 ordinary A shares through Initial Public Offerings on 28 September 2007.

(41) Other cashes paid or received related to operating activities

Including significant cash flow listed as follows:

Unit: RME Yuan

Other cashes paid related to operating activities	2007	2006
Travelling and accommodation charges and subsidy for shift arrangement of operational staff	330,739,716	192,496,549
Business reception expense and office expense paid	94,822,368	27,852,955
Others	92,623,572	11,186,302
	518,185,656	231,535,806

6. Notes to the major items of the consolidated financial statements (continued)

(42) Cash flow from operating activities

Unit: RMB Yuan

	2007	2006
1. Net profit adjusted to cash flow from operating activities:		
Net profit	2,237,583,857	1,128,236,223
Add: Provision for impairment of assets	6,450,718	1,726,711
Depreciation of fixed assets	936,044,892	819,352,569
Amortisation of intangible assets	12,218,063	6,646,176
Amortisation of long-term deferred expenses	93,817,538	76,072,736
Disposal of fixed assets, intangible assets and others	18,868,801	8,371,375
Financial expenses	89,735,311	68,147,555
Investment income	(125,036,694)	(117,613,644)
Increase in deferred income tax liabilities	(113,186,793)	(37,060,163)
Increase in inventory	(128,459,799)	(64,478,329)
Increase in operating receivables	(565,577,330)	(171,591,122)
Increase in operating payables	501,819,474	104,212,008
Net amount of cash flow from operating activities	2,964,278,038	1,822,022,095
2. Net increase of cash and cash equivalents:		
Cash at the end of the year	8,778,193,761	2,129,708,318
Cash equivalents at the end of the year		
- Government bonds and monetary funds included in available-for-sale investments (Note 6(9))	-	202,200,000
Less: cash and cash equivalents at the beginning of the year	2,331,908,318	1,014,887,924
Increase/(decrease) in cash and cash equivalents	6,446,285,443	1,317,020,394

(43) Cash and cash equivalents

Unit: RMB Yuan

	2007	2006
Cash	8,778,193,761	2,129,708,318
Including: cash on hand	489,767	306,126
Bank deposits payable at any time	8,765,498,133	2,106,937,344
Other monetary funds payable at any time	12,205,861	22,464,848
Cash equivalents		
Government bonds due within 3 months	-	202,200,000
Cash and cash equivalents at the end of the year	8,778,193,761	2,331,908,318
Including: Guarantee for letter of credit	11,983,811	17,755,723

6. Notes to the major items of the consolidated financial statements (continued)

(44) Share appreciation rights plans

On 22 November 2006, the Company's share appreciation rights plan for senior officers (the "SAR Plan") was approved by the shareholders in the Second Extraordinary General Meeting of the year.

The grant of the share appreciation rights, with an exercise price of HK$4.09 per share, was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

SAR Plan was effective from 22 November 2006, and according to the plan, the exact number of share that the eligible senior officers will be entitled to is dependent on a number of performance targets that will be assessed two years after the effective date. The vesting period is two years, and the senior officers can exercise their rights in four equal batches, beginning year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentage:

1. between HK$0.99 and HK$1.50, at 50%;
2. between HK$1.51 and HK$2.00, at 30%;
3. between HK$2.01 and HK$3.00, at 20%; and
4. HK$3.01 or above, at 15%.

The total amount paid in cash as a result of exercising the SAR shall not exceed 10% of the profit of the year of the Company. The cash payment made in respect of the SAR must be deposited into the personal accounts of the eligible senior officers and not less than 20% of these payment should remain in the accounts until the recipient has completed his service terms.

The fair value of the share appreciation rights granted as at 31 December 2007 was measured at HK$3.19 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 42.03% and a risk-free interest rate of 4.41%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

As at 31 December 2007, the details of the Company's SAR Plan are as follows:

	Name	Shares granted	At 1 January 2007 RMB	Addition RMB	Decrease RMB	At 31 December 2007 RMB
Chief Executive Officer	Yuan Guangyu	964,200	-	1,560,395	-	1,560,395
Executive Vice President	Li Yong	704,300	-	1,139,791	-	1,139,791
Executive Vice President	Zhong Hua	704,300	-	1,139,791	-	1,139,791
Executive Vice President	Chen Weidong	704,300	-	1,139,791	-	1,139,791
Vice President	Li Xunke	656,900	-	1,063,082	-	1,063,082
Supervisor	Tang Daizhi*	656,900	-	281,774	-	281,774
Trade union chairman	Xu Xiongfei	609,100	-	985,724	-	985,724
		5000,000	-	7,310,348	-	7,310,348

* During the year, Mr. Tang Daizhi has resigned as a supervisor of the Company and joined CNOOC. According to the terms of the SAR Plan, he was entitled to his benefits up to the date of his resignation.

As at 31 December 2007, the SAR benefits recognised amounted to RMB7,310,348.

7. Segment Information

(1) Business segments

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments provides services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

- Geophysical services: provision of seismic surveying services and engineering surveying services.
- Drilling services: provision of well drilling services;
- Well services: provision of integrated oilfield technology services, including services such as well logging, drilling fluids, directional drilling, well cementing and well completion, yield increase and data integration; and
- Shipping services: marine support and transportation of materials, supplies and personnel, and moving and positioning drilling platforms, and services of towing, weigh-anchor and anchoring for offshore workboats; transportation of crude oil and refined products; transportation of methanol and other petrochemical products.

The revenue from principal operation, cost for principal operation, tax and surcharge, and profit from principal operation of the Group are presented according to segment as follow:

The Group

Unit: RMB Yuan

	2007	2006
Revenue from principal operation		
Geophysical services	1,480,602,592	892,820,467
Drilling services	4,020,171,440	2,718,411,428
Well services	2,323,452,207	1,839,382,910
Shipping services	1,417,668,593	1,073,546,108
Total	9,241,894,832	6,524,160,913
Cost for principal operation		
Geophysical services	859,273,443	700,061,854
Drilling services	2,313,059,297	1,868,569,998
Well services	1,791,414,252	1,388,805,854
Shipping services	926,688,195	790,943,183
Total	5,890,435,187	4,748,380,889
Tax and surcharge for principal operation		
Geophysical services	38,807,275	23,333,997
Drilling services	98,503,220	73,864,238
Well services	53,408,893	31,345,694
Shipping services	43,188,051	30,777,942
Total	233,907,439	159,321,871
Profit from principal operation		
Geophysical services	582,521,874	169,424,616
Drilling services	1,608,608,923	775,977,192
Well services	478,629,062	419,231,362
Shipping services	447,792,347	251,824,983
Total	3,117,552,206	1,616,458,153

7. Segment Information (continued)

(1) Business segments (continued)

The Group (continued)

Unit: RMB Yuan

	2007	2006
Total assets		
Geophysical services	1,522,263,073	916,049,256
Drilling services	6,795,299,798	5,858,171,670
Well services	2,835,670,627	1,626,473,561
Shipping services	3,145,901,933	2,810,023,222
Unallocated assets	8,789,944,659	1,922,693,721
Total	23,089,080,090	13,133,411,430
Total liabilities		
Geophysical services	383,662,920	170,809,822
Drilling services	1,048,206,655	1,240,441,270
Well services	720,607,768	225,278,058
Shipping services	328,933,800	479,824,512
Unallocated assets	3,382,661,152	2,398,446,492
Total	5,864,072,295	4,514,800,154
Capital expenditure		
Geophysical services	576,522,868	158,221,822
Drilling services	1,825,589,111	1,290,338,771
Well services	651,432,119	508,771,560
Shipping services	411,940,529	761,510,510
Total	3,465,484,627	2,718,842,663
Depreciation and amortization charges		
Geophysical services	133,675,399	117,162,672
Drilling services	514,370,682	391,086,640
Well services	194,343,687	183,114,370
Shipping services	199,690,725	210,707,799
Total	1,042,080,493	902,071,481

7. Segment Information (continued)

(1) Business segments (continued)

The Company

Unit: RMB Yuan

	2007	2006
Revenue from principal operation		
Geophysical services	1,443,559,427	876,412,242
Drilling services	3,561,699,626	2,472,797,189
Well services	2,147,730,991	1,641,381,664
Shipping services	1,410,908,955	1,074,215,681
Total	8,563,898,999	6,064,806,776
Cost for principal operation		
Geophysical services	855,842,702	693,272,306
Drilling services	1,745,235,753	1,524,292,536
Well services	1,644,413,803	1,196,081,798
Shipping services	925,629,726	790,953,122
Total	5,171,121,984	4,204,599,762
Tax and surcharge for principal operation		
Geophysical services	38,807,275	23,294,029
Drilling services	98,503,221	72,034,010
Well services	53,169,791	30,765,237
Shipping services	43,188,051	30,777,941
Total	233,668,338	156,871,217
Profit from principal operation		
Geophysical services	548,909,450	159,845,907
Drilling services	1,717,960,652	876,470,643
Well services	450,147,397	414,534,629
Shipping services	442,091,178	252,484,618
Total	3,159,108,677	1,703,335,797
Total assets		
Geophysical services	1,512,508,545	864,970,266
Drilling services	7,121,534,982	5,840,284,692
Well services	2,744,821,448	1,750,114,074
Shipping services	3,309,020,353	3,034,553,308
Unallocated assets	8,610,741,115	1,766,258,345
Total	23,298,626,443	13,256,180,685

7. Segment Information (continued)

(1) Business segments (continued)

The Company (continued)

Unit: RMB Yuan

	2007	2006
Total liabilities		
Geophysical services	441,151,665	123,844,181
Drilling services	966,429,497	1,027,272,802
Well services	686,296,828	263,203,134
Shipping services	299,516,156	632,154,972
Unallocated assets	3,382,661,152	2,398,445,491
Total	5,776,055,298	4,444,925,580
Capital expenditure		
Geophysical services	576,522,868	157,104,869
Drilling services	1,812,306,575	1,235,499,429
Well services	624,658,250	507,986,141
Shipping services	360,866,509	593,628,717
Total	3,374,354,202	2,494,219,156
Depreciation and amortization charges		
Geophysical services	133,578,333	117,065,372
Drilling services	514,122,655	391,009,999
Well services	178,636,223	162,886,560
Shipping services	191,317,121	210,504,423
Total	1,017,654,332	881,466,354

(2) Geographical segments

The Group

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the Group's customers. No further analysis of geographical segment information is presented for revenues as approximately 82% of the Group's revenues are generated from customers in PRC, and revenues generated from customers in overseas locations such as Indonesia, Australia, Mexico and Myammar are individually less than 10%.

Unit: RMB Yuan

	2007	2006
Revenue from principal operation		
Domestic	7,596,919,227	5,420,172,794
Overseas	1,644,975,605	1,103,988,119
Total	9,241,894,832	6,524,160,913

The Company

The Company's revenue from principal operation mainly derived from the revenue from operations in offshore China, and the Company deems China as one geographic area with similar economic risks and returns, so no geographical segment information is presented.

8. Notes to the major items of Financial Statements of the Company

(1) Cash on hand and at bank

			2007			2006
	Original currency	Exchange Rate	In RMB	Original currency	Exchange Rate	In RMB
Cash						
- RMB	209,148	1.0000	209,148	144,424	1.0000	144,424
- USD	4,844	7.3046	35,382	7,218	7.8087	56,365
- Philippine Peso	45,071	0.1761	7,937	-	-	-
			252,467			200,789
Bank deposit						
- RMB	7,755,937,924	1.0000	7,755,937,924	1,255,542,271	1.0000	1,255,542,271
- USD	77,478,160	7.3046	565,946,968	67,390,393	7.8087	526,231,359
- Philippine Peso	43,288,949	0.1761	7,653,566	21,144,088	0.1592	3,366,139
- HKD	1,157,088	0.9364	1,083,474	950,330	1.0047	954,768
- Indonesian Rupiah	888,490,623	0.0008	689,040	-	-	-
			8,331,310,972			1,786,094,537
Other monetary funds						
- RMB	222,050	1.0000	222,050	537,889	1.0000	537,889
- USD	500,000	7.3046	3,652,300	1,465,693	7.8087	11,445,160
- HKD	-	-	-	165,960	1.0047	166,736
			3,874,350			12,149,785
			8,335,437,789			1,798,445,111

Unit: RMB Yuan

	2007	2006
Included in other monetary funds:		
Guarantee for letter of credit	3,652,300	7,440,660

Guarantee for letter of credit is mainly the guarantee paid by the Company for purchasing equipment and materials overseas.

8. Notes to the major items of Financial Statements of the Company (continued)

(2) Accounts receivable

Unit: RMB Yuan

	2007	2006
Accounts receivable	2,060,886,625	1,352,802,794
Less: bad debt provision	1,339,921	2,645,401
	2,059,546,704	1,350,157,393

The ageing analysis of accounts receivable is as follows:

Unit: RMB Yuan

	31 December 2007				31 December 2006			
	Amount	Ratio	Bad debt provision	Provision ratio	Amount	Ratio	Bad debt provison	Provision ratio
Within 1 year	2,058,591,325	100%	-	-	1,349,806,377	100%	-	-
1-2 years	1,437,725	-	482,346	34%	155,481	-	29,082	19%
2-3 years	-	-	-	-	561,542	-	336,925	60%
Over 3 years	857,575	-	857,575	100%	2,279,394	-	2,279,394	100%
Total	2,060,886,625	100%	1,339,921		1,352,802,794	100%	2,645,401	

Unit: RMB Yuan

	31 December 2007				31 December 2006			
	Amount	Ratio	Bad debt	Provision ratio	Amount	Ratio	Bad debt	Provision ratio
Item with significance	1,901,458,277	92%	-	-	1,243,744,395	92%	-	-
Other insignificant items	159,428,348	8%	1,339,921	1%	109,058,399	8%	2,645,401	2%
Total	2,060,886,625	100%	1,339,921		1,352,802,794	100%	2,645,401	

Analysis of provision for bad debts of accounts receivable is as follows:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	2,645,401	1,483,883
Provision for the year	482,346	1,225,671
Write-back during the year	(1,787,826)	(69,153)
Balance at the year end	1,339,921	2,645,401

As at balance sheet date, no overdue receivable exists in the intercompany accounts of the Company (including the accounts receivable from the jointly-controlled entities and related companies), therefore no provision for bad debts is made for such accounts. The detailed information on the related parties is shown in Note9(5).

8. Notes to the major items of Financial Statements of the Company (continued)

(2) Accounts receivable (continued)

Unit: RMB Yuan

	2007	2006
Total amount of top five debtors	1,553,629,378	1,045,464,577
Ratio to total accounts receivable	75%	77%
Ageing	Within 1 year	Within 1 year

As of 31 Decemeber 2007, no accounts receivable is from shareholders holding 5% or more of voting rights of the Company (31 December 2006: none).

As of 31 December 2007, the balance in USD was USD139,981,874 (equivalent to RMB1,022,511,597) (31 December 2006: USD85,683,888 (equivalent to RMB669,079,776)).

(3) Other receivables

Unit: RMB Yuan

	2007	2006
Other receivables	505,910,530	490,651,915
Less: bad debt provision	2,389,367	2,064,147
	503,521,163	488,587,768

Provision for bad debts of other receivables is analysed as follows:

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt provision	Provision ratio	Amount	Ratio	Bad debt provision	Provision ratio
Within 1 year	502,150,565	99%	-	-	487,436,512	99%	-	-
1-2 years	1,436,808	-	357,531	25%	773,011	-	191,538	25%
2-3 years	614,410	-	332,883	54%	598,742	-	51,962	9%
Over 3 years	1,708,747	1%	1,698,953	99%	1,843,650	1%	1,820,647	99%
Total	505,910,530	100%	2,389,367		490,651,915	100%	2,064,147	

Unit: RMB Yuan

	2007				2006			
	Amount	Ratio	Bad debt provision	Provision ratio	Amount	Ratio	Bad debt provision	Provision ratio
Item of significance	451,610,671	89%	-	-	456,391,013	93%	-	-
Other insignificant items	54,299,859	11%	2,389,367	4%	34,260,902	7%	2,064,147	6%
Total	505,910,530	100%	2,389,367		490,651,915	100%	2,064,147	

8. Notes to the major items of Financial Statements of the Company (continued)

(3) Other receivables (continued)

Provision for bad debts of other receivables is analyzed as follows:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	2,064,147	2,595,851
Provision for the year	673,126	380,835
Write-back during the year	(347,906)	(912,539)
Balance at the end of the year	2,389,367	2,064,147

As of 31 December 2007, the balance of this account included RMB 1,495,253 (as of 31 December 2006: RMB 33,419,488) receivable from CNOOC, mainly the expenses of the internally retired persons and supplementary pension insurance undertaken by CNOOC (for details, please refer to Note 9(5)). Except for the above, no balance from the shareholder holding 5% or more of voting shares.

As of the year end of financial statements, in terms of intercompany receivable (including jointly-controlled entities), there has been no non-recoverable amount and therefore, no bad debt is provided for this account. The details of the related parities balances are included in Note9(5).

Unit: RMB Yuan

	2007	2006
Total amount of top 5 debtors	451,610,671	456,391,013
Ratio to the total other receivables	89%	93%
Ageing	Within 1 year	Within 1 year

(4) Inventories

Unit: RMB Yuan

	2007	2006
Materials and spare parts for production	421,064,376	299,045,258
Less: provision for impairment of inventories	11,840,579	7,986,388
	409,223,797	291,058,870

Provision for inventory impairment is analysed as follows:

Unit: RMB Yuan

	2007	2006
Balance at the beginning of the year	7,986,388	6,884,491
Provision for the year	3,854,191	1,101,897
Write-back during the year	-	-
Balance at the end of the year	11,840,579	7,986,388

8. Notes to the major items of Financial Statements of the Company (continued)

(5) Long-term equity investments

2007 — Unit: RMB Yuan

Cost method:	Initial amount of investment	Balance at beginning of the year	Increase in the year	Decrease in the year	Amount at the end of the year
Subsidiaries					
COSL Chemicals	6,349,275	6,349,275	-	-	6,349,275
COSL America	2,712,100	2,712,100	-	-	2,712,100
COSL (BVI)	-	-	-	-	-
	9,061,375	9,061,375	-	-	9,061,375

Equity method:	Proportion in registered capital	Initial amount of investent	Balance at the beginning of the year	Additional investment in the year	Change in equity during the year: Increase/ (decrease) in the year	Change in equity during the year: Cash dividend during the year	Change in equity during the year: Subtotal	Balance at the end of the year
Jointly-controlled entities								
China France Bohai	50%	56,336,656	88,731,192	(19,352,250)	36,646,383	(51,656,960)	(15,010,577)	54,368,365
Magcobar	60%	25,170,585	122,218,356	-	56,164,719	(41,553,540)	14,611,179	136,829,535
CNOOC-OTIS	50%	27,520,607	28,700,584	-	2,948,152	(4,439,820)	(1,491,668)	27,208,916
Logging-Atlas	50%	10,167,012	14,732,522	-	2,899,984	-	2,899,984	17,632,506
Fugro	50%	10,134,627	15,229,368	-	11,723,297	-	11,723,297	26,952,665
COSL-Expro	50%	19,352,250	-	19,352,250	14,421,657	-	14,421,657	33,773,907
		148,681,737	269,612,022	-	124,804,192	(97,650,320)	27,153,872	296,765,894

8. Notes to the major items of Financial Statements of the Company (continued)

(5) Long-term equity investments (continued)

2006

Unit: RMB Yuan

Cost method:	Initial amount of investment	Balance at the beginning of the year	Increase in the year	Decrease in the year	Amount at the end of the year
Subsidiaries					
COSL Chemicals	6,349,275	-	6,349,275	-	6,349,275
COSL America	2,712,100	2,712,100	-	-	2,712,100
COSL (BVI)	-	-	-	-	-
	9,061,375	2,712,100	6,349,275	-	9,061,375

Equity method:	Proportion in registered capital	Initial amount of investment	Balance at the beginning of the year	Additional investment in the year	Change of equity in the year: Increase/ (decrease) in the year	Cash dividend during the year	Subtotal	Balance at the end of the year
Jointly-controlled entities								
China France Bohai	50%	56,336,656	83,764,011	-	36,489,712	(31,522,531)	4,967,181	88,731,192
Magcobar	60%	25,170,585	98,245,248	-	62,698,506	(38,725,398)	23,973,108	122,213,356
CNOOC-OTIS	50%	27,520,607	30,732,315	-	7,593,469	(9,625,200)	(2,031,731)	28,700,584
Logging-Atlas	50%	10,167,012	12,022,927	-	2,709,595	-	2,709,595	14,732,522
Fugro	50%	10,134,627	9,838,805	-	5,390,563	-	5,390,563	15,229,368
COSL Chemicals	-	1,488,407	1,908,372	-	(1,908,372)	-	(1,908,372)	-
		130,817,894	236,511,678	-	112,973,473	(79,873,129)	33,100,344	269,612,022

There is no impairment in the long-term equity investments at the end of 2007 and 2006, so no provision for impairment of long-term equity investments is required.

Key financial information of subsidiaries:

Unit: RMB Yuan

	2007 Total assets	2007 Total liabilities	2007 Operating income	2007 Net profit	2006 Total assets	2006 Total liabilities	2006 Operating income	2006 Net profit
COSL America	208,582,774	309,979,739	445,876,610	(110,754,397)	100,041,543	94,179,848	106,296,691	967,557
COSL (BVI)	940,611,074	1,138,053,182	829,707,501	(5,583,647)	772,992,060	969,987,643	774,268,762	(141,960,590)
COSL Chemicals	24,082,768	13,605,295	43,912,649	2,925,039	14,935,616	7,383,183	30,707,429	1,226,449

The key financial information of jointly-controlled entities in 2007 and 2006 is disclosed in Note 6(10).

8. Notes to the major items of Financial Statements of the Company (continued)

(6) Fixed assets

2007

Unit: RMB Yuan

	Land and buildings	Tankers and vessels	Drilling rigs	Machines and equipments	Vehicles	Total
Cost:						
Amount at the beginning of the year	12,738,570	5,552,150,031	6,983,856,885	2,587,496,169	52,824,415	15,189,066,070
Purchase during the year	-	-	91,930,148	38,854,042	10,832,168	141,616,358
Transfer from construction-in-progress	22,480,352	423,232,122	4,513,799	1,514,272,181	3,467,906	1,967,966,360
Disposal and wirte-off	(221,779)	(30,404,601)	(26,642,670)	(202,968,619)	(6,599,412)	(266,837,081)
Transfer to construction-in-progress	-	-	(358,008,074)	-	-	(358,008,074)
Amount at the end of the year	34,997,143	5,944,977,552	6,695,650,088	3,937,653,773	60,525,077	16,673,803,633
Accumulated depreciation:						
Amount at the beginning of the year	1,452,531	3,275,003,551	4,397,318,192	1,296,090,765	33,641,089	9,003,506,128
Provision	1,874,939	224,946,746	362,399,749	326,199,451	3,606,162	919,027,047
Disposal and wirte-off	(180,849)	(29,680,923)	(17,244,053)	(145,796,849)	(5,871,208)	(198,773,882)
Transfer to construction-in-progress	-	-	(48,048,062)	-	-	(48,048,062)
Amount at the end of the year	3,146,621	3,470,269,374	4,694,425,826	1,476,493,367	31,376,043	9,675,711,231
Provision for impairment:						
Amount at the beginning of the year	-	-	-	-	-	-
Provision	-	-	-	-	-	-
Write-off	-	-	-	-	-	-
Amount at the end of the year	-	-	-	-	-	-
Carrying value:						
Amount at the end of the year	31,850,522	2,474,708,178	2,001,224,262	2,461,160,406	29,149,034	6,998,092,402
Amount at the beginning of the year	11,286,039	2,277,146,480	2,586,538,693	1,291,405,404	19,183,326	6,185,559,942

As of 31 December 2007, included in fixed assets of an original cost of RMB 4,316,242,470 which have been fully depreciated but continue to be used by the Company.

8. Notes to the major items of Financial Statements of the Company (continued)

(6) Fixed assets (continued)

2006 | Unit: RMB Yuan

	Land and buildings	Tankers and vessels	Drilling rigs	Machines and equipments	Vehicles	Total
Cost:						
Amount at the beginning of the year	12,738,570	5,546,534,979	5,782,079,945	2,197,216,880	50,168,901	13,588,739,275
Purchase	-	21,721	-	132,943,572	4,534,982	137,500,275
Transfer from construction-in-progress	-	6,484,754	1,201,776,940	343,230,751	-	1,551,432,445
Disposal and write-off	-	(891,423)	-	(85,895,034)	(1,879,468)	(88,665,925)
Amount at the end of the year	12,738,570	5,552,150,031	6,983,856,885	2,587,496,169	52,824,415	15,189,066,070
Accumulated depreciation:						
Amount at the beginning of the year	538,399	3,026,518,156	4,105,389,157	1,086,717,413	25,914,066	8,245,077,191
Provision	914,132	248,485,395	291,929,035	261,806,310	9,418,065	812,552,937
Disposal and write-off	-	-	-	(52,432,958)	(1,691,042)	(54,124,000)
Amount at the end of the year	1,452,531	3,275,003,551	4,397,318,192	1,296,090,765	33,641,089	9,003,506,128
Provision for impairment:						
Amount at the beginning of the year	-	-	-	4,240,832	-	4,240,832
Provision	-	-	-	-	-	-
Write-off	-	-	-	(4,240,832)	-	(4,240,832)
Amount at the end of the year	-	-	-	-	-	-
Carrying value:						
Amount at the end of the year	11,286,039	2,277,146,480	2,586,538,693	1,291,405,404	19,183,326	6,185,559,942
Amount at the beginning of the year	12,200,171	2,520,016,823	1,676,690,788	1,106,258,635	24,254,835	5,339,421,252

As of 31 December 2006, included in fixed assets of an original cost of RMB 2,949,232,591 which have been fully depreciated but continue to be used by the Company.

The Company appointed China Consultants of Accounting and Financial Management Co. Ltd to make an assessment for the fixed assets injected into the Company by CNOOC in the Reorganisation, and China Consultants of Accounting and Financial Management Co. Ltd issued the Report of Assets Assessment for Establishing China Oilfield Services Limited (Preparation) (Zhong Hua Ping Bao Zi No. [2002] 066) on 30 August 2002, which was put on records in the Ministry of Finance. According to the result of the valuation report, the revaluation surplus on the original cost of the fixed assets was RMB 2,426,123,389, the revaluation surplus of accumulated depreciation was RMB 1,222,505,737, and the revaluation surplus of the net book value of fixed assets was RMB 1,203,617,652, which had been reflected in the financial statements as the cost of fixed assets purchased by the Company after its Reorganisation.

During the year, the Company completed the title re-registration procedures of a drilling rig, which due to the drilling rig's operation in Indonesia, were outstanding since the Reorganisation in 2002. Upon completion of the re-registration procedures, the Company has obtained the relevant title certificate.

RMB 4,240,832 of provision for impairment of fixed assets was written off in 2006 due to retirement of fixed assets.

The Company had no significant temporarily-idle fixed assets at the end of 2007 and 2006.

8. Notes to the major items of Financial Statements of the Company (continued)

(7) Construction-in-progress

2007

Unit: RMB Yuan

	Budget	Amount at the beginning of the year	Increase in the year		Decrease in the year			Amount at the end of the year	Capital source	Project investment as proportion of budget
			Purchase	Fixed assets transfer	Transfer to fixed assets	Transfer to intangible assets	Disposal			
FETFormation Evaluation Tool	25,950,000	17,144,702	1,172,774	-	18,317,476	-	-	-	Self-financing	71%
CPTDC instrument renovation	17,542,745	5,847,582	10,465,694	-	16,313,276	-	-	-	Self-financing	93%
BH7 gliding base renovation	15,000,000	2,409,000	-	-	2,409,000	-	-	-	Self-financing	16%
Marine oil 942	1,236,090,000	670,740,147	568,396,850	-	-	-	-	1,239,136,997	Self-financing	100%
Stainless steel ship	166,000,000	129,659,629	34,383,481	-	164,043,110	-	-	-	Self-financing	99%
ASDD deep water project	70,370,000	33,781,187	24,253,566	-	-	-	33,489,103	24,545,650	Self-financing	82%
Blowout preventer	31,285,000	11,200,150	19,517,748	-	29,437,898	-	-	1,280,000	Self-financing	98%
Two Liftboat multifunctional drilling platforms	581,953,000	52,800,288	163,081,972	-	-	-	-	215,882,260	Self-financing	37%
Specialized vessel for methanol	264,180,000	243,817,655	15,371,357	-	259,189,012	-	-	-	Self-financing	98%
Gulfian module drilling machine	1,020,300,000	707,341,293	265,132,666	-	970,362,000	-	-	2,111,959	Bank loan	95%
6-type 3-purpose workboat	2,402,300,000	318,616,813	265,577,442	-	-	-	-	584,194,255	Self-financing +bond	24%
Sieve tube factory workshop	31,504,476	28,079,378	3,425,098	-	27,554,518	3,949,958	-	-	Self-financing	100%
6 ¾ CTN neutron probe	17,200,000	7,830,666	9,164,724	-	16,995,390	-	-	-	Self-financing	99%
Subtotal	5,879,675,221	2,229,268,490	1,379,943,372	-	1,504,621,680	3,949,958	33,489,103	2,067,151,121		
Marine oil931 renovation	284,968,000	7,320,294	135,454,781	309,960,012	-	-	-	452,735,087	Self-financing	50%
ERP system	75,000,000	7,582,371	39,121,245	-	1,285,356	45,418,260	-	-	Self-financing	62%
8 cable ship renovation	524,300,000	25,093,271	420,998,969	-	-	-	-	446,092,240	Fund raised from issue of A-share	85%
Well cementing skid-mounted equipment	69,460,000	20,000,000	48,140,000	-	55,360,000	-	-	12,780,000	Self-financing	98%
Auxiliary equipment	14,197,100	3,403,741	7,729,771	-	8,999,808	-	-	2,133,704	Self-financing	78%
350ft drilling platform	2,335,710,000	-	313,323,815	-	-	-	-	313,323,815	Self-financing	13%
Land drilling machine	240,000,000	-	170,058,034	-	98,841,796	-	-	71,216,238	Self-financing	71%
ELIS system	90,000,000	-	82,412,487	-	71,975,702	-	-	10,436,785	Self-financing	92%
Others	-	128,811,640	389,329,161	-	226,882,018	1,273,821	-	289,984,962		
Subtotal	3,633,635,100	192,211,317	1,606,568,263	309,960,012	463,344,680	46,692,081	-	1,598,702,831		
Total	9,513,310,321	2,421,479,807	2,986,511,635	309,960,012	1,967,966,360	50,642,039	33,489,103	3,665,853,952		

Captalised interest of the Company in 2007 amounted to RMB 58,115,498, and the capitalisation rate of capitalised amount of borrowing costs was 70.41%.

8. Notes to the major items of Financial Statements of the Company (continued)

(7) Construction-in-progress (continued)

2006 Unit: RMB Yuan

	Budget	Amount at the beginning of the year	Increase in the year	Decrease in the year Transfer to fixed assets	Amount at the end of the year	Capital source	Project investment as proportion of budget
Marine oil 941	1,102,897,000	939,515,716	130,784,648	1,070,300,364	-	Self-financing	97%
FET Formation Evaluation Tool	27,000,000	11,233,729	6,660,973	750,000	17,144,702	Self-financing	66%
CPTDC instrument renovation	17,542,745	5,847,582	-	-	5,847,582	Self-financing	33%
BH7 gliding base renovation	15,000,000	2,409,000	-	-	2,409,000	Self-financing	16%
Well cementing equipment purchasing	11,255,000	7,153,448	-	7,153,448	-	Self-financing	64%
Marine oil 942	1,236,090,000	487,811,016	182,929,131	-	670,740,147	Self-financing	54%
Stainless steel ship	162,080,000	38,303,667	91,355,962	-	129,659,629	Self-financing	80%
ASDD deep water project	70,370,000	17,605,925	16,175,262	-	33,781,187	Self-financing	48%
Nanhai 6# drilling string compensator	14,904,000	13,881,087	-	13,881,087	-	Self-financing	93%
Blowout preventer	13,280,000	11,200,150	-	-	11,200,150	Self-financing	84%
Liftboat multifunctional drilling platform	293,091,000	112,282	52,688,006	-	52,800,288	Self-financing	18%
Specialized vessel for methanol	258,400,000	2,494,957	241,322,698	-	243,817,655	Self-financing	94%
Gulfian module drilling machine	991,024,000	-	707,341,293	-	707,341,293	Bank loan	71%
Subtotal	4,212,933,745	1,537,568,559	1,429,257,973	1,092,084,899	1,874,741,633		
6-type 3-purpose workboat	2,402,300,000	-	318,616,813	-	318,616,813	Self-financing	13%
Bohai 4# dock repair engineering	68,792,000	-	66,181,298	66,181,298	-	Self-financing	96%
Sieve tube factory workshop	31,504,476	-	28,079,378	-	28,079,378	Self-financing	89%
6 ¾ CTN neutron probe	12,814,000	-	7,830,666	-	7,830,666	Self-financing	61%
Marine oil 931 cantilever beam renovation	263,050,000	-	7,320,294	-	7,320,294	Self-financing	3%
ERP system	75,000,000	-	7,582,371	-	7,582,371	Self-financing	10%
Well logging system innovation	46,254,000	-	46,253,029	46,253,029	-	Self-financing	100%
ELISOII system	14,900,000	-	8,054,971	8,054,971	-	Self-financing	54%
Binhai 512 collection equipment	65,000,000	-	64,168,000	64,168,000	-	Self-financing	99%
Logger	12,000,000	-	11,618,066	11,618,066	-	Self-financing	97%
8 cable ship renovation	524,300,000	-	25,093,271	-	25,093,271	Self-financing	5%
Well cementing skid-mounted equipment	20,000,000	-	20,000,000	-	20,000,000	Self-financing	100%
Others	-	155,165,963	240,181,600	263,132,182	132,215,381	Self-financing	
Subtotal	3,535,914,476	155,165,963	850,979,757	459,407,546	546,738,174		
Total	7,748,848,221	1,692,734,522	2,280,237,730	1,551,492,445	2,421,479,807		

Captalised interest of the Company in 2006 amounted to RMB 7,771,358, and the capitalisation rate of capitalised amount of borrowing costs was 4.05%.

8. Notes to the major items of Financial Statements of the Company (continued)

(8) Intangible Assets

Unit: RMB Yuan

	2007	2006
Cost:		
At beginning of the year	37,235,825	27,265,965
Purchase in the year	6,912,486	9,969,860
Transfer from construction-in-progress	50,642,039	-
Decrease in the year	-	-
At end of the year	94,790,350	37,235,825
Accumulated amortisation:		
At beginning of the year	14,652,317	8,006,141
Provision	12,215,943	6,646,176
Write-off	-	-
At end of the year	26,868,260	14,652,317
Provision for impairment:		
At beginning of the year	-	-
Provision	-	-
Write-off	-	-
At end of the year	-	-
Carrying amount:		
At end of the year	67,922,090	22,583,508
At beginning of the year	22,583,508	19,259,824

8. Notes to the major items of Financial Statements of the Company (continued)

(9) Long-term deferred expenses

Long-term deferred expenses of our Company include large scale drilling tools in-use, logging tools and vessel cables, etc.

Unit: RMB Yuan

	2007	2006
Cost:		
At beginning of the year	374,160,766	310,177,443
Purchase in the year	239,313,723	63,983,323
Decrease in the year	-	-
At end of the year	613,474,489	374,160,766
Accumulated amortisation:		
At beginning of the year	274,110,118	211,842,877
Provision	86,411,342	62,267,241
Write-off	-	-
At end of the year	360,521,460	274,110,118
Provision for impairment:		
At beginning of the year	-	-
Provision	-	-
Write-off	-	-
At end of the year	-	-
Carrying amount:		
At end of the year	252,953,029	100,050,648
At beginning of the year	100,050,648	98,334,566

(10) Accounts payable

As of 31 December 2007, there were no balances from shareholder holding 5% or more voting right in the Company (31 December 2006: None).

Material account payable which aged over one year as of 31 December 2007 is as follows:

Unit: RMB Yuan

Name	Amount Payable	Reason for outstanding
Shanghai Shipyard Co., Ltd	2,888,640	Final payment for shipbuilding, not exceeding quality assurance period

The Company had no significant accounts payable with ageing over one year as of 31 December 2006.

The accounts payable of the Company were mainly denomincated in RMB or USD. In the balance of the accounts payable as of 31 December 2007, the balance in USD totalled USD 23,575,442 (equivalent to RMB 172,209,171) (31 December 2006 USD 817,688 (equivalent to RMB 6,385,078)).

8. Notes to the major items of Financial Statements of the Company (continued)

(11) Taxes payable

Unit: RMB Yuan

	2007	2006
Corporate Income Tax	461,907,746	52,273,907
Business Tax	33,938,893	23,417,810
Value-added Tax	1,399,833	4,240,504
Urban maintenance and construction tax	1,882,372	1,680,605
Individual income tax	6,093,515	4,901,497
Educational surcharge	1,097,741	831,445
Other overseas taxes	5,487,177	-
	511,807,277	87,345,768

Refer to Note 4 for the standards for calculating and provisoning of taxes and surcharges as well as the tax rates.

(12) Other payables

Unit: RMB Yuan

	2007	2006
Accounts payable to CNOOC	3,248,229	14,089,591
Marine fees payable	24,489,442	25,695,237
Service fee of contracted workers	90,565,162	43,000,000
Current accounts with other related parties	23,921,212	25,296,718
Security deposit and quality assurance	18,617,924	6,518,041
Scientific research cooperation fee	5,268,188	4,840,090
Amount payable to jointly-controlled entities	96,072	3,241,297
Amount payable for equipment	173,963	2,520,605
Current account with subsidiaries	9,313,827	9,457,637
Others	33,519,938	23,356,216
	209,213,957	158,015,432

As of 31 December 2007, the balance of other payables included amount payable to CNOOC the shareholder holding over 5% or more voting right in the Company, amounted to RMB 3,248,229 (31 December 2006: RMB 14,089,591).

The Company had no significant other payables aged over 1 yeaer as of 31 December 2007.

(13) Retained earnings

Unit: RMB Yuan

	2007	2006
Retained earnings at the beginning of the year	2,397,540,867	1,415,923,193
Net profits	2,350,996,864	1,258,626,469
Less: transfer to statutory reserve funds	(235,099,686)	(112,801,143)
Cash dividends distributed	(239,719,200)	(164,207,652)
Retained earnings at end of the year	4,273,718,845	2,397,540,867

8. Notes to the major items of Financial Statements of the Company (continued)

(14) Business Tax and surcharge

Unit: RMB Yuan

	2007	2006
Business tax	212,101,220	140,781,310
Urban construction tax	13,655,495	10,179,270
Educational surcharge	6,815,572	4,820,366
Flood protection fee and others	1,096,051	1,090,271
Total	233,668,338	156,871,217

(15) Financial expenses

Unit: RMB Yuan

	2007	2006
Borrowing costs	89,476,172	44,382,784
Less: interest capitalised	58,115,498	7,771,358
	31,360,674	36,611,426
Less: interest income	52,786,265	17,646,419
Interest (income)/expenditure	(21,425,591)	18,965,007
Exchange loss	120,513,738	53,487,159
Others	3,332,427	7,411,437
	102,420,574	79,863,603

(16) Investment income

Unit: RMB Yuan

	2007	2006
Share of profit of jointly-controlled entities in the year	124,804,192	114,881,845
Return on government bonds and other investment income	11,884,237	3,534,537
	136,688,429	118,416,382

As of balance sheet date, there were no material restrictions on the repatriation of investment income of the Company from overseas.

(17) Income tax expense

Unit: RMB Yuan

	2007	2006
Income tax expenses for the year	980,994,600	510,696,373
Income tax refund received during the year (Note 4(5))	(272,309,239)	(175,991,194)
Deferred income tax (Note 6(26))	(113,186,793)	(37,060,163)
	595,498,568	297,645,016

9. Related Parties and transactions

(1) Criteria of related parties:

A related party is a party which controls or in common control of another party or givers it significant influence, or two or more parties which are controlled or under common control of another party or one under significant influence of another party.

The following parties shall constitute related parties of the Group:

(1) Parent company of the Group;
(2) Subsidiaries of the Group;
(3) Other enterprises under the control of the same parent company in together with the Group;
(4) The investor in joint control of the Group
(5) Investor imposing significant influence over the Group;
(6) Joint ventures of the Group;
(7) Affiliated enterprises of the Group;
(8) Major individual investor of the Group as well as his or her intimate family members;
(9) Key managerial personnel of the Group or the parent company as well as his or her intimate family members;
(10) Major individual investors, key managerial personnel or their intimate family members or other enterprises in joint control of or imposing significant influence over the Group.

Enterprises under the control of the State concurrently that subject to no other affiliated relationships shall not constitute related parties.

(2) Parent company and subsidiary

Parent company name	Place of registration	Business nature	Share proportion in the Company	Voting proportion in the Company	Registered capital	Organization code
CNOOC	Beijing China	exploration, development, production and fabrication of ocean petroleum and natural gas	54.74%	54.74%	94,931,614,000	100001043

The ultimate controlling party of the Company is CNOOC. Registered capital of CNOOC was adjusted to RMB94,931,614,000 through alteration in 2007 (RMB31,644,498,000 in 2006). With the issuance of A-share ordinary shares by our Company in 2007, the shareholding proportion of CNOOC in our Company was adjusted from 61.58% in 2006 to 54.74% in 2007. Our company regards any enterprise in control relationships with CNOOC as related party of our Company.

Subsidiaries affiliated to the corporation are listed in Notes V---Principal Subsidiaries and Jointly-controlled entities of Our Company.

9. Related Parties and transactions (continued)

(3) Other Related Parties

Information on related parties having related transactions with the Company but with no control relationship is provided as follows:

Company Name	Affiliated Relationship	Organization Code
China France Bohai	Jointly-controlled entity	60055009-X
CNOOC-OTIS	Jointly-controlled entity	60056885-5
China Offshore Fugro Geosolutions (Shenzhen) Co., Ltd	Jointly-controlled entity	600550081
China Nanhai Magcobar Mud Corporation Limited	Jointly-controlled entity	618896128
Logging-Atlas	Jointly-controlled entity	618834787
COSL-Expro	Jointly-controlled entity	79727432-3
CNOOC Research Center	Company under control of the same ultimate holding company	710926078
Offshore Oil Engineering Co., Ltd	Company under control of the same ultimate holding company	722950227
CNOOC Bohai Company	Company under control of the same ultimate holding company	103063338
CNOOC Nanhai West Corporation	Company under control of the same ultimate holding company	19034361X
CNOOC Yanjiao Base Company	Company under control of the same ultimate holding company	745415956
CNOOC Hainan Petroleum & Natural Gas Company	Company under control of the same ultimate holding company	060000002
CNOOC and Shell Petrochemicals Company Limited	Company under control of the same ultimate holding company	710939725
Bohai Oil Material Supply Company	Company under control of the same ultimate holding company	103626049
Bohai Oil Harbor Engineering and Construction Company	Company under control of the same ultimate holding company	103624940
CNOOC Petroleum Base Corp Huizhou Oil Products Branch	Company under control of the same ultimate holding company	77303853X
CNOOC Hainan Petroleum Transportation Service Co., Ltd	Company under control of the same ultimate holding company	730065834
CNOOC Base Group Oilfield Construction Equipment & Technology Service Company	Company under control of the same ultimate holding company	722977227
CNOOC Financial Co., Ltd	Company under control of the same ultimate holding company	710929818
CNOOC KINGBOARD CHEMICAL LIMITED	Company under control of the same ultimate holding company	754353393
United Offshore Construction Co.	Company under control of the same ultimate holding company	X1775508-X
Bohai Oil Communication Company	Company under control of the same ultimate holding company	10363584-2
Bohai Human Resources Company	Company under control of the same ultimate holding company	73282849-5
CHINA OFFSHORE OIL INTERNATIONAL ENGINEERING COMPANY	Company under control of the same ultimate holding company	100017547
China Offshore Oil Nanhai West Corporation Zhenhai Industrial Company	Company under control of the same ultimate holding company	77623970-5
Bohai Oil Industrial Trade Company	Company under control of the same ultimate holding company	75482249-X
Major affiliated companies of CNOOC Ltd Group		
- CNOOC Ltd	Company under control of the same ultimate holding company	Not Applicable
- CNOOC China Ltd	Company under control of the same ultimate holding company	712824649
- CNOOC SES	Company under control of the same ultimate holding company	Not Applicable

9. Related Parties and transactions (continued)

(4) Major transactions between the Group and related parties are stated as follows:

Unit: RMB Yuan

	2007	2006
Provide drilling services		
CNOOC Ltd Group	2,568,661,979	1,786,019,412
CNOOC Base Group Oilfield Construction Equipment & Technology Service Company	3,421,026	7,800,000
Other CNOOC Group companies	2,641,488	1,824,460
Jointly-controlled entities	5,262,461	203,800
Subtotal	2,579,986,954	1,795,847,672
Gross amount of drilling services	4,020,171,440	2,718,411,428
Proportion in similar transactions	64%	66%
Provide well services		
CNOOC Ltd Group	1,797,711,242	1,107,180,403
Other CNOOC Group companies	4,342,338	525,525
Jointly-controlled entities	11,218,080	4,745,100
Subtotal	1,813,271,660	1,112,451,028
Gross amount of well services	2,323,452,207	1,839,382,910
Proportion in similar transactions	78%	60%
Provide shipping services		
CNOOC Ltd Group	979,403,351	699,920,663
Offshore Oil Engineering Co., Ltd	80,520,037	64,353,010
CNOOC and Shell Petrochemicals Company Limited	60,150,462	47,238,127
CNOOC Hainan Petroleum Transportation Service Co., Ltd	-	8,213,156
Bohai Oil Material Supply Company	8,196,000	8,160,000
CNOOC Petroleum Base Corp Huizhou Oil Products Branch	-	11,458,876
CNOOC KINGBOARD CHEMICAL LIMITED	35,780,842	4,114,330
Other CNOOC Group companies	8,839,859	3,545,406
Jointly-controlled entities	2,848,242	54,000
Subtotal	1,175,738,793	847,057,568
Gross amount of shipping services	1,417,668,593	1,073,546,108
Proportion in similar transactions	83%	79%

9. Related Parties and transactions (continued)

(4) Major transactions between the Group and related parties are stated as follows: (continued)

Unit: RMB Yuan

	2007	2006
Provide geophysical services		
CNOOC Ltd Group	484,805,704	531,058,827
Offshore Oil Engineering Co., Ltd	132,518,503	46,498,726
Bohai Oil Harbor Engineering and Construction Company	19,023,492	15,723,284
Other CNOOC Group companies	6,519,346	1,665,000
Subtotal	642,867,045	594,945,837
Gross amount of geophysical services	1,480,602,592	892,820,467
Proportion in similar transactions	43%	67%

Unit: RMB Yuan

	2007	2006
Costs for providing contracted workers	16,994,003	10,463,390
Costs for purchase of materials, tools, low-value consumables and paymentofcharges for public services	236,587,787	192,586,469
Cost of transportation	8,062,168	5,244,305
Premises rental and vessel berthage	65,750,657	47,650,575
Maintenance cost	24,529,697	12,331,853
Charges for property management	6,923,061	15,448,921
Interest Income	961	620
Interest Expenditure	779,625	-
Loan and repayment of short term loans	150,000,000	-

Remunerations paid to the key management staff (including chairman of the board, executive directors, non-executive directors, chairman of the supervisory committee, independent supervisors, staff representative supervisors, executive vice-presidents, vice presidents, etc.) in cash, payment in kind and other forms totalled RMB 14,482,406 (2006: RMB6,840,430).

The Company concluded numerous agreements with CNOOC on arrangement of employee welfare, provision of material, public utilities and supporting services, provision of technical services, house lease and other various commercial arrangements in the course of reorganization.

The Group occupied some properties for use owned by CNOOC prior to reorganization. Our company concluded numerous ease agreements on lease of aforesaid properties and other properties for a period of 1 year in September 2002. These lease agreements shall be renewed on annual basis as per market price.

According to directors of the Company, the aforesaid transactions with related parties are concluded in the normal course of business operation.

9. Related Parties and transactions (continued)

(5) Balance of Accounts Receivable/(Payable) to Related parties

Group

Unit: RMB Yuan

	2007	2006
Accounts receivable		
CNOOC Ltd Group	822,815,876	458,922,627
Offshore Oil Engineering Co., Ltd	76,023,676	13,793,033
CNOOC and Shell Petrochemicals Company Limited	14,200,360	5,651,967
Bohai Oil Harbor Engineering and Construction Company	4,024,497	5,795,052
Nanhai West Oil Oilfield. Service (Shenzhen) Co., Ltd	2,250,000	1,225,000
Magcobar	1,761,225	-
COSL-Expro	520,856	-
China France Bohai	214,264	-
Atlantis Deepwater	129,340	-
CNOOC-OTIS	125,600	-
Logging-Atlas	61,725	61,725
Fugro	47,961	19,614
Others	5,872,799	1,181,127
	928,048,179	486,650,145
Accounts Payable		
Fugro	9,278,428	1,555,626
CNOOC Shenzhen Platform Repair & Installation Co., Ltd	9,057,080	-
Bohai Oil Material Supply Company	9,040,671	6,606,175
COSL-Hong Kong Ltd	8,736,484	-
Magcobar	7,113,736	11,790,326
Eastern Marine	5,102,809	-
COSL-Expro	2,800,000	-
Atlas	2,463,274	372,000
Bohai Petroleum and Chemical Company	1,412,265	5,554,989
China France Bohai	64,427	911,682
CNOOC Yanjiao Base Company	-	7,595,000
Bohai Human Resources Company	-	1,244,800
CNOOC-OTIS	-	60,000
Others	22,831,678	19,554,130
	77,900,852	55,244,728
Amounts payable to CNOOC		
CNOOC (Notes 1)	200,000,000	400,000,000
Including: Noncurrent liability due within one year	200,000,000	200,000,000
Deposits kept in related companies		
CNOOC Financial Corporation Ltd	104,917	103,956

9. Related Parties and transactions (continued)

(5) Balance of Accounts Receivable/(Payable) to Related parties (continued)

Group

Unit: RMB Yuan

	2007	2006
Other receivable		
Eastern Marine	3,915,266	-
Fugro	2,145,536	-
Bohai Oil Material Supply Company	1,992,466	2,550,680
China France Bohai	1,715,799	855,158
COSL-Expro	92,714	-
Logging-Atlas	74,250	485,359
CNOOC-OTIS	41,514	-
CNOOC	1,495,253	33,419,488
CNOOC China Limited	1,572,137	13,799,540
Magcobar	-	286,738
Others	798,201	1,105,007
	13,843,136	52,502,970
Other Payable		
China Offshore Oil International Engineering Company	14,634,459	14,722,722
China France Bohai	96,072	-
CNOOC	3,248,229	14,089,591
China Offshore Oil Nanhai West Corporation Zhenhai Industrial Company	-	4,057,546
Fugro	-	3,241,297
Offshore Oil Engineering Co., Ltd	-	1,405,686
Others	9,837,666	5,582,676
	27,816,426	43,099,518
Receipts in advance		
CNOOC Ltd Group	69,219,350	14,700,420
Offshore Oil Engineering Co., Ltd	-	166,200
	69,219,350	14,866,620

Subsidiaries of the Group are listed in Note 5.

9. Related Parties and transactions (continued)

(5) Balance of Accounts Receivable/(Payable) to Related parties (continued)

Company

Unit: RMB Yuan

	2007	2006
Accounts Receivable		
CNOOC Ltd Group	732,456,806	410,428,010
COSL (BVI)	668,289,487	471,276,183
Including: COSL (Labuan) Limited	378,688,902	377,804,920
COSL (Australia) Pty Limited.	184,325,328	93,471,263
PT COSL INDO	89,769,535	-
COSL-HongKong Limited	11,966,642	-
COSL America	234,355,907	76,771,638
Including: COSL America	126,962,077	76,771,638
COSL Mexico S.A. de C.V.	107,393,830	-
Offshore Oil Engineering Co., Ltd	76,023,676	13,464,833
CNOOC and Shell Petrochemicals Company Limited	14,200,360	5,651,967
Bohai Oil Harbor Engineering and Constrution Company	4,024,497	5,795,052
Nanhai West Oil Oilfield. Service(Shenzhen) Co., Ltd	2,250,000	1,225,000
Magcobar	1,761,225	-
COSL Chemicals	1,183,655	-
COSL-Expro	520,856	-
China France Bohai	214,264	-
Atlantis Deepwater	129,340	-
CNOOC-OTIS	125,600	-
Logging-Atlas	61,725	61,725
Fugro	47,961	19,614
Others	5,872,799	1,181,127
	1,741,518,158	985,875,149
Accounts Payable		
COSL America	21,500,808	4,611,019
Fugro	9,278,428	1,555,626
CNOOC Shenzhen Platform Repair & Installation Co., Ltd	9,057,080	-
Bohai Oil Material Supply Company	9,040,671	6,606,175
COSL-Hong Kong Limited	8,736,484	-
Magcobar	7,113,736	11,790,326
Eastern Marine	5,102,809	-
COSL-Expro	2,800,000	-
Atlas	2,463,274	372,000
Bohai Oil Communication Company	1,412,265	5,554,989
CNOOC Tianjin Petroleum Service & Chemical Co., Ltd	220,000	7,580,308
China France Bohai	64,427	911,682
CNOOC Yanjiao Base Company	-	7,595,000
Bohai Human Resources Company	-	1,244,800
CNOOC-OTIS	-	60,000
Others	17,728,869	19,554,130
	94,518,851	67,436,055

9. Related Parties and transactions (continued)

(5) Balance of Accounts Receivable/(Payable) to Related parties (continued)

Company

Unit: RMB Yuan

	2007	2006
Amount payable to CNOOC		
CNOOC (Note 1)	200,000,000	400,000,000
Including: non-current liability due within one year	200,000,000	200,000,000
Deposits kept in related companies		
CNOOC Finance Corporation Ltd	104,917	103,956
Other Accounts Receivable		
COSL (BVI)	394,265,096	411,881,534
Including: COSL (BVI)	338,161,059	320,495,557
COSL (Australia) Pty Limited	19,178,323	87,453,229
Fugro	2,145,536	-
Bohai Oil Material Supply Company	1,992,466	2,550,680
China France Bohai	1,715,799	856,158
COSL-Expro	92,714	-
Logging-Atlas	74,250	485,359
CNOOC-OTIS	41,514	-
CNOOC	1,495,253	33,419,488
CNOOC China Limited	1,572,137	6,152,056
Magcobar	-	286,738
Others	798,202	1,105,007
	404,192,967	456,737,020
Other Accounts Payable		
Offshore Oil Engineering Co., Ltd	14,162,547	14,250,809
COSL (BVI)	9,313,827	273,305
Including: P.T COSL INDO	9,313,827	-
COSL (Labuan) Limited	-	273,305
CNOOC Oil Base Group Ltd Zhanjiang Food Compounding Service	3,267,286	-
China Offshore Oil Nanhai West Corporation Material Supply Company	1,933,022	-
China Offshore Oil Nanhai West Corporation Teli Telecommunication Technology Company	1,315,476	-
China France Bohai	96,072	-
COSL America	-	9,184,332
CNOOC	3,248,229	14,089,591
Offshore Oil Engineering Co., Ltd	-	1,405,686
China Offshore Oil Nanhai West Corporation Zhenhai Industrial Company	-	4,057,546
Fugro	-	3,241,297
Others	3,242,881	5,582,677
	36,579,340	52,085,243

9. Related Parties and transactions (continued)

(5) Balance of Accounts Receivable/(Payable) to Related parties (continued)

Unit: RMB Yuan

	2007	2006
Advances received		
CNOOC Ltd Group	69,219,350	14,700,420
China Offshore Oil Nanhai West Corporation Zhenhai Industrial Company	-	166,200
	69,219,350	14,866,620

Notes 1

The amount payable to CNOOC was unsecured, free of interest, and repayable in three years at an equal amount of RMB200,000,000 annually commencing from May 1, 2005. The Group has paid RMB200,000,000 in 2005 and 2007 respectively. It is scheduled that the remaining amount is to be paid up by 30 April 2008.

In addition to long term accounts mentioned above payable to CNOOC, the remaining accounts of the Group and the Company receivable and payable to related parties are free of interest, unsecured, and there are no fixed repayment term.

(6) Other Disclosures

All the Group's full-time employees in the Mainland China are covered by a government-regulated pension scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at a fixed proportion of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group were entitled to the supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including the number of years of service and salary level on the date of retirement of the employee. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such Supplementary Pension Benefits have not been recorded in the Group's financial statements for the year. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's current employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC.

Except for the pension to be paid by the Group as per relevant regulations as specified by the government, the Group shall not be liable for any welfare expenses for existing employees after their retirement.

10. Contingency

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

11. Lease Arrangement

Major Operating Lease

According to the lease contract concluded with the lesser, the minimum amount of lease payment for irrevocable lease of the Group and the Company is stated as follows:

Unit: RMB Yuan

	2007	2006
within 1 year (including 1 year)	64,939,455	80,833,964
1-2 years (including 2 years)	68,429,945	76,161,758
2-3 years (including 3 years)	68,257,265	73,124,610
Over 3 years	67,987,565	146,003,220
	269,614,230	376,123,552

Capital Commitment

Capital commitment made by the Group and the Company up to the balance sheet date is stated as follows:

Unit: RMB Yuan

	2007	2006
Contracted, but not provided for	4,593,536,000	2,083,143,000
Authorised, but not contracted for	6,103,395,000	5,285,537,000
	10,696,931,000	7,368,685,000

The Group and the Company had no material commitments required to be disclosed except for the aforesaid disclosures.

12. Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise related party loans, short term debentures, long term bank loans, cash and short term deposits, placements with other financial institutions and available-for-sale investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are credit risk, liquidity risk, market risk interest rate risk, and foreign currency risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

Credit Risk

Credit risk refers to the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation.

The Group's credit risk is mainly related to accounts receivable. The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant. For overseas transactions, the Group shall not provide commercial credit unless otherwise ratified by the credit control department of the Group.

The accounts receivable of the Group, other than those related to CNOOC Ltd Group and other CNOOC Group companies, there are no other high concentration of credit risk. The Group's largest customer is CNOOC Ltd Group, the related accounts receivable balances as at year ends and the year end balances information of the Group's top five customers are disclosed in Note 9, (5)and Note 6, (3).

12. Financial Risk Management Objectives and Policies (continued)

Credit Risk (continued)

As at 31 December 2006 and 2007, the Group does not have any significant accounts receivable past due but not impaired. Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

The Group's other financial assets, which mainly comprise monetary funds and available-for-sale investments, arises from the default of the counterparty, and the maximum exposures equal to the carrying amounts of these assets.

As the Group trades only with recognised and creditworthy third parties, the Group does not hold any collateral. Without considering available pledged assets or other credit enhancements, the maximum exposure to the Group equals to the carrying amount (after impairment provision) of its financial assets.

Liquidity Risk

Liquidity risk refers to the risk that the Group will encounter difficulty in meeting obligations associated with financial liabilities. Liquidity risk may arise from failure to dispose the financial assets at fair value timely, or the risk that the counterparties fail to make payment according to contractual terms, or liabilities that became mature at an earlier, or the failure to generate cash inflows as expected. The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., accounts receivable) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through long term bonds and interest-bearing loans, 57% of the Group's debts would mature in less than one year as at 31 December 2007 (2006: 74%).

Market Risk

Market risk refers to the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in market prices. Market risk mainly includes rate risk and foreign currency risk.

Interest Rate Risk

Interest rate risk refers to the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in the market interest rates.

Floating interest rate instruments expose the Group to cash flows risk and fixed interest rate instruments expose the Group to fair value risk.

The Group's interest rate risk management policy requires the maintenance of an appropriate mix of fixed and floating interest rate instruments. In addition, the policy also requires the management to monitor the maturity of the interest-bearing financial assets and financial liabilities and regularly review the interests of floating rate instruments on a year to year basis. The interest of fixed rate instruments are assessed at the initial recognition and remained unchanged till maturity.

Management does not anticipated any significant impact resulting from the changes in interest rates because the total floating rate interest expenses were immaterial to the Group's profit for the year.

The following table presented the carrying values of financial instruments that were exposed to interest rate risk in accordance with the contractual maturity date or reassessment date (whichever is earlier):

31 December 2007 — Unit: RMB Yuan

	Within 1 year	1-2 years	2-3years	Over 3years	Total
Long term bonds	-	-	-	1,500,000,000	1,500,000,000
Interest-bearing bank borrowings	200,000,000	200,000,000	200,000,000	344,000,000	944,000,000

12. Financial Risk Management Objectives and Policies (continued)

Interest Rate Risk (continued)

Floating rate financial instruments must be reassessed within an one year interval. Fixed rate financial instruments are fixed prior to maturity. Financial liabilities not included in the table above bear no interest, and thus, are not exposed to interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations are in Mainland China, the Group's revenue and expenses are mainly denominated in the RMB and over 80% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore not expected to be significant and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

The management consider the most significant foreign currency risk of the Group for the years ended 31 December 2006 and 2007 was related to the fluctuations in the exchange rate of RMB against USD, the exchange rates used by the Group are provided below:

	Average rates		Year-end rates	
	2007	2006	2007	2006
USD1.00 to RMB	7.55595	7.9395	7.3046	7.8087

The management has assessed the Group's exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rates of US dollars, to which the Group is mainly exposed to as at 31 December 2006 and 2007. Based on the management's assessment, a reasonably possible change in foreign exchange rate of US dollars of 5 percent is used, and assuming that had the change in foreign currency rates had occurred at 31 December, the exposures of the Group's results of operations, monetary assets and liabilities to foreign exchange risk were not material.

Fair Value

There were no significant differences deviation between the fair values of the monetary funds, accounts receivable and payable of the Group and the corresponding book values.

13. Post Balance Sheet Events

As at the date of this report, there were no material post balance sheets events for the Group.

14. Comparative Data

Certain comparative amounts have been adjusted to conform with the current year's presentation. During the year, management decided that well workover services, which were reported in the drilling services segment in prior years, should be reported in the well services segment in order to provide more relevant segment information. This adjustment only affected the segmental revenue, segmental operating costs, segmental sales and surtaxes and segmental profits from operations of drilling services and well services, and did not affect the relevant data of the Company or the Group.

15. Approval of Financial Statements

These financial statements shall be submitted for review at shareholders' general meeting pursuant to the articles of association of the Company. These financial statements have been passed and approved by the Board of Directors of the Company on 28 March 2008.

SUPPLEMENTARY INFORMATION

31 December 2007

1. Reconciliation statement for differences between PRC and Hong Kong financial statements

In connection with the basis for preparation of financial statements mentioned in the notes to the financial statements, the directors of the Company believes there is no material difference in terms of accounting policy between the financial statements for the year ended 31 December 2006 and 2007 as prepared by the Group in accordance with the Accounting Standards for Business Enterprises issued by Ministry of Finance of the People's Republic of China in 2006 (the "Financial Statements") and the corresponding periods' financial statements of the Group prepared in accordance with the Hong Kong Financial Reporting Standards. As such, net profits or net assets as reported in these Financial Statements are substantially similar with those reported in the financial statements prepared in accordance with the Hong Kong Financial Reporting Standards, and no adjustment reconciliation is required.

The overseas auditors of the Company is Ernst & Young.

2. Return on net assets and earnings per share

	Return on net assets ratio		Earnings per share	
2007	Fully Diluted	Weighted average	Basic	Diluted
Net profit attributable to the equity holders of the of the Company	12.99%	19.86%	0.54	Not applicable
Net profit, after deduction of extraordinary profits and losses, attributable to equity holders of the Company	12.96%	19.81%	0.54	Not applicable
2006				
Net profit attributable to the equity holders of the of the Company	13.09%	13.57%	0.28	Not applicable
Net profit, after deduction of extraordinary gain and loss attributable to equity holders of the Company	12.89%	13.36%	0.28	Not applicable

3. Analysis on modification and correction of owners' equity on the first implementation date

The Company was listed in Hong Kong Stock Exchange in November 2002 with the financial statements prepared and published in accordance with Hong Kong Financial Reporting Standards. Our company has conducted the retroactive adjustments to the relevant transactions and issues concerning the alteration of accounting policies based on relevant information obtained as per Comments of Expert Team on Issues Concerning the Implementation of Accounting Standards for Business Enterprises and No. 1 Explanation of Accounting Standards for Business Enterprises as issued by Ministry of Finance of the People's Republic of China respectively on 1 February 2007 and 16 November 2007. Results of retroactive adjustment shall serve as the balance on the first day of implementation.

Our company did not adjust the deviation between the previous and existing Accounting Standards for Business Enterprises concerning shareholders' euqity in 2006 as it wasn't necessary then. Therefore, it was n'tnecessary for our Company to make an analysis and correction of the old and new difference adjustment table in 2006.

Appendix 2: Reconciliation statement of net profit difference between new and old accounting standards

Unit: RMB Yuan

Item	Amount
Net profit of the year, 2006 (old accounting standards)	1,130,802,765
Retrospective adjustment:	
Proportionate consolidation of jointly-controlled entities and difference in financial statements presentation	(2,566,542)
Net profit of the year, 2006 (new accounting standards)	1,128,236,223

In accordance with the requirements of the "Experts Workgroup's opinion on the implementation of the Accounting Standards for Business Enterprises No. 1" (the "Experts Workgroup's Opinion") issued on 1 February 2007 and the "China Accounting Standard Interpretation No. 1" issued by the Ministry of Finance of the People's Republic of China on 16 November 2007, the Company has retrospectively adjusted all transactions and issues relating to the adoption of the new accounting policies based on available relevant information, the retrospective adjustments are considered as the opening balances on the first day of implementation.

As compared with old Accounting Standards for Business Enterprises, net profits of the year ended 31 December 2006 under the new Accounting Standards for Business Enterprises has reduced by RMB2,566,542. It was mainly due to change in presentation of minority interest and the appropriation of employee bonus and welfare by the jointly-controlled entities of the Group.

As a result of the adoption of "Accounting Standards for Business Enterprises No. 30 – Presentation of Financial Statements", the Group now presents the profits shared by minority of shareholders in the net profit for the year. Hence, when compared with the old Accounting Standards for Business Enterprises, net profit reported under the new Accounting Standards for Business Enterprises has increased by RMB0.22 million.

Furthermore, as compared with old Accounting Standards for Business Enterprises, net profit of 2006 reported under the new Accounting Standards for Business Enterprises has reduced by RMB2.79 million. This was mainly due to the appropriation of employee bonus and welfare by the jointly-controlled entities of the Group. As the Company now recognise the share of results of jointly-controlled entities after the appropriation of employee bonus and welfare but under the old accounting standard, the Company proportionately consolidate each income statement line items of the jointly-controlled entities.

ERNST & YOUNG

To the shareholders of China Oilfield Services Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements of China Oilfield Services Limited set out on pages 158 to 206, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong
28 March 2008

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

Unit: RMB'000

	Notes	2007	2006
REVENUE	3	9,007,987	6,364,839
Other revenues	4	38,611	31,341
Operating expenses			
Depreciation of property, plant and equipment and amortisation of intangible assets		(1,042,081)	(900,244)
Employee compensation costs		(1,123,041)	(936,936)
Repair and maintenance costs		(317,546)	(356,510)
Consumption of supplies, materials, fuel, services and others		(2,524,514)	(1,934,817)
Subcontracting expenses		(357,191)	(206,325)
Operating lease expenses		(365,706)	(313,431)
Other operating expenses		(387,108)	(274,444)
Other selling, general and administrative expenses		(102,003)	(81,231)
Total operating expenses		(6,219,190)	(5,003,938)
PROFIT FROM OPERATIONS	5	2,827,408	1,392,242
Financial income/(expenses)			
Exchange losses, net		(113,868)	(46,694)
Finance costs		(31,563)	(36,708)
Interest income	6	71,437	27,856
Total financial expenses		(73,994)	(55,546)
Share of profits of jointly-controlled entities	17	113,153	113,505
PROFIT BEFORE TAX		2,866,567	1,450,201
Tax	10	(628,983)	(321,966)
PROFIT FOR THE YEAR		2,237,584	1,128,235
Attributable to:			
Equity holders of the Company	11	2,237,584	1,128,010
Minority interests		-	225
		2,237,584	1,128,235
DIVIDENDS			
Proposed final dividend	12	539,438	239,719
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY			
Basic and diluted	13	54.24cents	28.23 cents

CONSOLIDATED BALANCE SHEET

31 December 2007

Unit: RMB'000

	Notes	2007	2006
NON-CURRENT ASSETS			
Property, plant and equipment	14	11,118,005	8,876,894
Intangible assets	15	52,122	-
Interests in jointly-controlled entities	17	493,060	433,496
Total non-current assets		11,663,187	9,310,390
CURRENT ASSETS			
Inventories	18	417,766	293,160
Prepayments, deposits and other receivables		209,611	81,730
Accounts receivable	19	1,407,031	987,099
Due from the ultimate holding company	20	1,495	33,419
Due from other CNOOC group companies	21	4,363	17,455
Available-for-sale investments	22	607,338	75,008
Pledged time deposits	23	12,206	22,466
Cash and cash equivalents	23	8,765,988	2,309,443
Total current assets		11,425,798	3,819,780
CURRENT LIABILITIES			
Trade and other payables	24	2,087,098	1,830,808
Short term debentures	25	-	997,417
Salary and bonus payables	26	397,451	237,636
Tax payable		472,146	54,150
Current portion of long term bank loans	28	200,000	-
Due to the ultimate holding company	20	203,248	217,090
Due to other CNOOC group companies	21	24,465	25,769
Total current liabilities		3,384,408	3,362,870
NET CURRENT ASSETS		8,041,390	456,910
TOTAL ASSETS LESS CURRENT LIABILITIES		19,704,577	9,767,300
NON-CURRENT LIABILITIES			
Deferred tax liabilities	27	235,569	348,756
Interest-bearing bank borrowings	28	744,000	600,000
Long term payable to the ultimate holding company	29	-	200,000
Long term bonds	30	1,500,000	-
Total non-current liabilities		2,479,569	1,148,756
Net assets		17,225,008	8,618,544
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	31	4,495,320	3,995,320
Reserves	32	12,190,250	4,383,505
Proposed final dividend	12	539,438	239,719
Total equity		17,225,008	8,618,544

Director: Fu Chengyu　　　　Director:Yuan Guangyu

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

Unit: RMB'000

	Attributable to equity holders of the Company								
	Issued capital	Capital Reserves	Statutory reserve funds	Retained profits	Proposed final dividend	Cumulative translation reserve	Total	Minority interests	Total equity
At 1 January 2006	3,995,320	1,975,810	329,714	1,189,690	164,208	-	7,654,742	-	7,654,742
Final 2005 dividend declared	-	-	-	-	(164,208)	-	(164,208)	-	(164,208)
Profit for the year	-	-	-	1,128,010	-	-	1,128,010	225	1,128,235
Additional capital injection to a subsidiary	-	-	-	-	-	-	-	1,896	1,896
Acquisition of minority interests	-	-	-	-	-	-	-	(2,121)	(2,121)
Proposed final 2006 dividend (note 12)	-	-	-	(239,719)	239,719	-	-	-	-
Transfer to statutory reserve funds	-	-	112,801	(112,801)	-	-	-	-	-
At 31 December 2006 and 1 January 2007	3,995,320	1,975,810*	442,515*	1,965,180*	239,719	-	8,618,544	-	8,618,544
Final 2006 dividend declared	-	-	-	-	(239,719)	-	(239,719)	-	(239,719)
Issue of shares (note 31)	500,000	6,240,000	-	-	-	-	6,740,000	-	6,740,000
Share issue expenses (note 31)	-	(141,245)	-	-	-	-	(141,245)	-	(141,245)
Profit for the year	-	-	-	2,237,584	-	-	2,237,584	-	2,237,584
Exchange realignment	-	-	-	-	-	9,844	9,844	-	9,844
Proposed final 2007 dividend (note 12)	-	-	-	(539,438)	539,438	-	-	-	-
Transfer to statutory reserve funds	-	-	235,100	(235,100)	-	-	-	-	-
At 31 December 2007	4,495,320	8,074,565*	677,615*	3,428,226*	539,438	9,844*	17,225,008	-	17,225,008

* These reserve accounts comprise the consolidated reserves of RMB12,190,250,000 (2006: RMB4,385,505,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

Unit: RMB'000

	Notes	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Cash generated from operations	34	3,298,057	2,269,134
Taxes paid:			
Mainland China corporate income tax paid		(574,210)	(542,539)
Mainland China corporate income tax refund		272,309	175,991
Overseas income taxes paid		(22,273)	(32,901)
Net cash inflow from operating activities		2,973,883	1,869,685
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(3,128,404)	(1,785,547)
Purchase of available-for-sale financial assets		(708,628)	(300,000)
Sale of available-for-sale financial assets		176,298	224,992
Proceeds from disposal of items of property, plant and equipment		40,667	9,701
(Decrease)/increase in net balances with jointly-controlled entities		(9,502)	5,037
(Increase)/decrease in time deposits with original maturity of more than three months		(1,851,735)	165,538
Decrease/(increase) in pledged time deposits		10,260	(21,373)
Interest received		46,466	27,856
Dividends received from jointly-controlled entities		83,781	80,188
Investment in jointly-controlled entities and a subsidiary		(13,282)	(164,698)
Net cash outflow from investing activities		(5,354,079)	(1,758,306)
Net cash (outflow)/inflow before financing activities		(2,380,196)	111,379
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		6,740,000	-
Proceeds from issue of short term debentures		-	965,000
Proceeds from issue of long term bonds		1,500,000	-
Receipt of research and development subsidy		69,150	-
New long term bank loans		344,000	600,000
New short term bank loans		150,000	-
Repayment of short term loans/debentures		(1,150,000)	-
Settlements of balance due to the ultimate holding company		(200,000)	-
Share issue expenses		(141,245)	-
Bonds issue expenses		(20,354)	-
Dividends paid		(239,719)	(164,208)
Interest paid		(43,719)	(4,291)
Net cash inflow from financing activities		7,008,113	1,396,501

CONSOLIDATED CASH FLOW STATEMENT
Year ended 31 December 2007

Unit: RMB'000

	Notes	2007	2006
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,627,917	1,507,880
Cash and cash equivalents at beginning of year		2,192,312	731,126
Effect of foreign exchange rate changes, net		(23,107)	(46,694)
CASH AND CASH EQUIVALENTS AT END OF YEAR		6,797,122	2,192,312
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and balances with banks and financial institutions	23	8,778,194	2,331,909
Less: Pledged time deposits for letter of credit facilities	23	(12,206)	(22,466)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED BALANCE SHEET	23	8,765,988	2,309,443
Less: Non-pledged time deposits at bank with original maturity of more than three months when acquired		(1,968,866)	(117,131)
CASH AND CASH EQUIVALENTS FOR THE CONSOLIDATED CASH FLOW STATEMENT		6,797,122	2,192,312

BALANCE SHEET

31 December 2007

Unit: RMB'000

	Notes	2007	2006
NON-CURRENT ASSETS			
Property, plant and equipment	14	10,932,699	8,729,674
Intangible assets	15	52,122	-
Investments in subsidiaries	16	9,061	9,061
Interests in jointly-controlled entities	17	133,304	124,260
Total non-current assets		11,127,186	8,862,995
CURRENT ASSETS			
Inventories	18	409,224	291,059
Prepayments, deposits and other receivables		584,253	486,108
Accounts receivable	19	2,061,797	1,350,157
Due from the ultimate holding company	20	1,495	33,419
Due from other CNOOC group companies	21	4,363	9,808
Available-for-sale investments	22	607,338	75,008
Pledged time deposits	23	3,874	12,150
Cash and cash equivalents	23	8,331,564	1,988,495
Total current assets		12,003,908	4,246,204
CURRENT LIABILITIES			
Trade and other payables	24	2,010,620	1,763,407
Short term debentures	25	-	997,417
Salary and bonus payables	26	396,700	237,530
Tax payable		461,908	52,253
Current portion of long term bank loans	28	200,000	-
Due to the ultimate holding company	20	203,248	217,090
Due to other CNOOC group companies	21	23,914	25,297
Total current liabilities		3,296,390	3,292,994
NET CURRENT ASSETS		8,707,518	953,210
TOTAL ASSETS LESS CURRENT LIABILITIES		19,834,704	9,816,205
NON-CURRENT LIABILITIES			
Deferred tax liabilities	27	235,569	348,756
Interest-bearing bank borrowings	28	744,000	600,000
Long term payable to the ultimate holding company	29	-	200,000
Long term bonds	30	1,500,000	-
Total non-current liabilities		2,479,569	1,148,756
Net assets		17,355,135	8,667,449
EQUITY			
Issued capital	31	4,495,320	3,995,320
Reserves	32	12,320,377	4,432,410
Proposed final dividend	12	539,438	239,719
Total equity		17,355,135	8,667,449

Director: Fu Chengyu

Director:Yuan Guangyu

1. CORPORATE INFORMATION

China Oilfield Services Limited (the "Company") is a limited liability company incorporated in the People's Republic of China (the "PRC" or "Mainland China"). The registered office of the Company is located at 3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin 300451, the PRC. As part of the reorganisation (the "Reorganisation") of China National Offshore Oil Corporation ("CNOOC") in preparation for the listing of the Company's shares on The Stock Exchange of Hong Kong Limited (the "HKSE") in 2002, and pursuant to an approval document obtained from the relevant government authority dated 26 September 2002, the Company was restructured into a joint stock limited liability company.

During the year, the Company and its subsidiaries (hereinafter collectively referred to as the "Group") were principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services.

In the opinion of the directors, the holding company and the ultimate holding company of the Company is CNOOC, which is a state-owned enterprise incorporated in the PRC.

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for available-for-sale investments which have been measured at fair value. These financial statements are presented in Renminbi ("RMB") and all values are rounded to the nearest thousand (RMB'000) except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. The results of the subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The acquisition of subsidiaries during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the identifiable assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries. An acquisition of minority interests is accounted for using the parent entity extension method whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill, if any.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements.

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 8	Scope of HKFRS 2
HK(IFRIC)-Int 9	Reassessment of Embedded Derivatives
HK(IFRIC)-Int 10	Interim Financial Reporting and Impairment

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (continued)

The principal effects of adopting these new and revised HKFRSs or interpretations are as follows:

(a) HKAS 1 Amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 39 to the financial statements.

(b) HKFRS 7 requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(c) HK(IFRIC)-Int 8 Scope of HKFRS 2 requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities based on a value of the Group's equity instruments are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has issued no equity instruments, the interpretation has had no effect on these financial statements.

(d) HK(IFRIC)-Int 9 requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group's existing policy of accounting for derivatives complies with the requirements of the interpretation, the interpretation has had no material impact on the financial position or results of the Group.

(e) The Group has adopted HK(IFRIC)-Int 10 as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity classified as available for sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKAS 1 (Revised)	Presentation of Financial Statements
HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC)-Int 11	HKFRS 2 Group and Treasury Share Transactions

HKAS 1 (Revised) requires an entity to present, in a statement of changes in equity, all owner changes in equity. All non-owner changes in equity (i.e. comprehensive income) are required to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It also requires an entity to present a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements and disclose reclassification adjustments and income tax relating to each component of other comprehensive income. Dividends recognised as distributions to owners and related amounts per share are required to be presented in the statement of changes in equity or in the notes.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. As the Group's current policy for borrowing costs aligns with the requirements of the revised standard, the revised standard is unlikely to have any financial impact on the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (continued)

HKFRS 8, which will replace HKAS 14 Segment Reporting, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transaction, the interpretation is unlikely to have any financial impact on the Group.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's investments in subsidiaries are stated at cost less any impairment losses.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and loses resulting from transactions between the Group and its jointly-controlled entities are eliminated to the extent of the Group's interests in the jointly-controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

The results of jointly-controlled entities are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in jointly-controlled entities are treated as non-current assets and are stated at cost less any impairment losses.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, deferred tax assets and financial assets), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the consolidated income statement in the period in which it arises.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of non-financial assets (continued)

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the consolidated income statement in the period in which it arises.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;
(b) the party is an associate;
(c) the party is a jointly-controlled entity;
(d) the party is a member of the key management personnel of the Group or its parent;
(e) the party is a close member of the family of any individual referred to in (a) or (d);
(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or
(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, other than construction in progress, are stated at cost less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the consolidated income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Depreciation is calculated on the straight-line basis to write off the cost of each item of property, plant and equipment to its residual value over its estimated useful life. The estimated useful lives of property, plant and equipment are as follows:

Tankers and vessels	10 to 20 years
Drilling rigs	25 years
Machinery and equipment	5 to 10 years
Motor vehicles	5 years
Land and buildings	20 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the consolidated income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Construction in progress

Construction in progress represents drilling rigs, vessels and equipment under construction, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of construction and capitalised borrowing costs on related borrowed funds during the period of construction.

Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each balance sheet date.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Company is the lessee, rentals payable under operating leases are charged to the consolidated income statement on the straight-line basis over the lease terms.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the consolidated income statement. The net fair value gain or loss recognised in the consolidated income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the consolidated income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments and other financial assets (continued)

Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are subsequently measured at amortised cost less any allowance for impairment. Amortised cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. This calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognised in the consolidated income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available-for-sale or are not classified in any of the other three categories. After initial recognition available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the consolidated income statement. Interests and dividends earned are reported as interest income and dividend income, respectively and are recognised in the consolidated income statement as "Interest income". Losses arising from the impairment of such investments, if any, are recognized in the consolidated income statement as "Impairment losses on available-for-sale financial assets" and are transferred from the available-for-sale investment revaluation reserve.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investment carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the consolidated income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Assets carried at amortised cost (continued)
If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the consolidated income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to accounts and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the consolidated income statement, is transferred from equity to the consolidated income statement. A provision for impairment is made for available-for-sale equity investment when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgement. In addition, the Group evaluates other factors, such as share price volatility. Impairment losses on equity instruments classified as available-for-sale are not reversed through the consolidated income statement.

Impairment losses on debt instruments are reversed through the consolidated income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the consolidated income statement.

Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a " pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derecognition of financial assets (continued)
Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)
Financial liabilities including trade and other payables, an amount due to the ultimate holding company and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the consolidated income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities
A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the consolidated income statement.

Inventories
Inventories primarily consist of materials and supplies used for the repairs and maintenance of plant and equipment and daily operations. Inventories are stated at the lower of cost and net realisable value after allowances for obsolete or slow-moving items. Cost is determined on the weighted average basis. The materials and supplies are capitalised to plant and equipment when used for renewals or betterments of plant and equipment or recognised as expenses when used for daily operations. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Cash and cash equivalents
For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions
A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the consolidated income statement.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the consolidated income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries and interests in jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Government grants

Government grants are recognised at their fair value where there is reasonable assurance that the grant will be received and all conditions are complied with. When the grants related to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic to the costs that it is intended to compensate.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) income from day rate contracts is recognised as and when services have been performed;

(b) income from turnkey contracts is recognised to the extent of costs incurred until the specific turnkey depth and other contract requirements are met. When the turnkey depth and contract requirements are met, revenue on turnkey contracts is recognised based on the percentage of completion. Provisions for future losses on turnkey contracts are recognised when they become apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract;

(c) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipt through the expected life of the financial instrument to the net carrying amount of the financial asset; and

(d) dividend income when the shareholders' right to receive payment has been established.

Share-based payment transactions

The Company operates a share appreciation rights plan (the 'SAR Plan') for its senior officers. The purpose of the SAR Plan is to provide incentives and rewards to eligible participants who contribute to the success of the Group's operations.

The cost of cash-settled transactions is measured initially at fair value at the grant date using the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted (note 26). The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in the consolidated income statement.

Research and development costs

All research costs are charged to the consolidated income statement as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred. No development costs were capitalised during the year.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

Retirement benefits costs

The Group's employees in the Mainland China are required to participate in a central pension scheme operated by the local municipal governments. The Group is required to contribute 19% to 22% of its payroll costs to the central pension scheme. The contributions are charged to the consolidated income statement as they become payable in accordance with the rules of the central pension scheme.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Dividends

Final and/or interim dividends proposed by the directors are classified as a separate allocation of retained profits within the equity section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

These financial statements are presented in RMB, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and jointly-controlled entities are currencies other than the RMB. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into RMB at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about those assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in future.

The most significant judgements and estimates pertain to the determination of the estimated useful lives and impairment of property, plant and equipment and the provisions for doubtful debts and inventories obsolescence, as well as the judgement on the eligibility for the tax rate reduction as further described in note 10 to the financial statements. Actual amounts could differ from those estimates and assumptions.

(1) The estimated useful life and impairment of property, plant and equipment

The estimated useful life of property, plant and equipment is based on the actual useful life of property, plant and property with similar characteristics and functions. If the useful life of these property, plant and equipment is less than previously estimated, the Group will accelerate the related depreciation or disposed of idle or obsolete property, plant and equipment. This requires management to use past experience in estimating the appropriate useful life.

2.5 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (continued)

(1) The estimated useful life and impairment of property, plant and equipment (continued)

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell. This requires the management to make assumptions about the future cash flows and pre-tax discount rate and hence they are subject to uncertainty. As at 31 December 2007, none of the property, plant and equipment of the Group was assessed to be significantly impaired.

(2) The impairment of accounts receivable and the provision for inventories obsolescence

The impairment of accounts receivable is determined by the management based on available objective evidence, e.g. it becoming probable that a debtor will enter bankruptcy or significant financial difficulty of a debtor. The Group bases on its accounting policy for inventories, determines the provision for inventories obsolescence required by comparing the cost and net realisable for obsolete or slow-moving items.

The impairment or provision amount is subject to management's assessment at each balance sheet dates, hence they are subject to uncertainty.

3. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group is engaged in a broad range of petroleum related activities through its four major business segments: drilling services, well services, marine support and transportation services, and geophysical services.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the services they provide. Each of the Group's business segments represents a strategic business unit that provides services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the drilling services segment is engaged in the provision of oilfield drilling services;

(b) the well services segment is engaged in the provision of logging and downhole services, such as drilling fluids, directional drilling, cementing and well completion, sales of well chemical materials and well workovers;

(c) the marine support and transportation services segment is engaged in the transportation of materials, supplies and personnel to offshore facilities, moving and positioning drilling structures, the transportation of crude oil and refined products and the transportation of methanol or other petrochemical products; and

(d) the geophysical services segment is engaged in the provision of offshore seismic data collection, marine surveying and data processing services.

During the year, management decided that well workover services, which were reported in the drilling services segment in prior years, should be reported in the well services segment in order to provide more relevant segment information. As such, the prior years' numbers have been reclassified to confirm with the current year's classification. As a result of the reclassification, the revenues and segment results for the year ended 31 December 2006 of the well services segment have increased by approximately RMB455.9 million and RMB183.7 million respectively. The revenues and segment results for the year ended 31 December 2006 of the drilling services segment have decreased by approximately RMB455.9 million and RMB183.7 million respectively. There was no change in the Group's revenues or operating results.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

3. SEGMENT INFORMATION (continued)

(a) Business segments

The following table presents revenue net of sales surtaxes, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2007:

Unit: RMB'000

	Drilling services	Well Services	Marine supportand transportation services	Geophysical services	Total
REVENUE					
Sales (including intersegment)	4,684,771	2,452,805	1,480,540	1,628,163	10,246,279
Less: Intersegment sales	(763,103)	(182,762)	(106,059)	(186,368)	(1,238,292)
Net sales to external customers	3,921,668	2,270,043	1,374,481	1,441,795	9,007,987
PROFIT FROM OPERATIONS					
Segment results	1,489,371	390,601	409,453	537,983	2,827,408
Exchange losses, net					(113,868)
Finance costs					(31,563)
Interest income					71,437
Share of profits of jointly-controlled entities					113,153
Profit before tax					2,866,567
Tax					(628,983)
Profit for the year					2,237,584
ASSETS					
Segment assets	6,795,301	2,833,746	3,141,987	1,520,118	14,291,152
Interests in jointly-controlled entities	36,103	273,338	154,521	29,098	493,060
Unallocated assets					8,304,773
Total assets					23,088,985
LIABILITIES					
Segment liabilities	1,048,207	720,512	328,934	383,663	2,481,316
Unallocated liabilities					3,382,661
Total liabilities					5,863,977
OTHER SEGMENT INFORMATION					
Capital expenditure	1,825,589(i)	651,430	411,941	576,524	3,465,484
Depreciation of property, plant and equipment and amortisation of intangible assets	514,371	194,344	199,691	133,675	1,042,081
(Reversal) /impairment of accounts receivable	(543)	(327)	(215)	3,357	2,272
Provision against inventories	1,603	966	635	651	3,855

(i) The balance included a capital contribution of US$1.74 million (approximately RMB13.3 million), which represented the cash portion of the investment in Atlantis Deepwater. Please refer to note 17(c) to the financial statements for details.

3. SEGMENT INFORMATION (continued)

(a) Business segments (continued)

The following table presents revenue net of sales surtaxes, profit and certain asset, liability and expenditure information for the Group's business segments for the year ended 31 December 2006:

Unit: RMB'000

	Drilling services (Restated)	Well Services (Restated)	Marine supportand transportation services	Geophysical services	Total
REVENUE					
Sales (including intersegment)	2,889,538	1,851,188	1,080,095	893,166	6,713,987
Less: Intersegment sales	(244,990)	(43,151)	(37,327)	(23,680)	(349,148)
Net sales to external customers	2,644,548	1,808,037	1,042,768	869,486	6,364,839
PROFIT FROM OPERATIONS					
Segment results	665,564	360,621	215,590	150,467	1,392,242
Exchange losses, net					(46,694)
Finance costs					(36,708)
Interest income					27,856
Share of profits of jointly-controlled entities					113,505
Profit before tax					1,450,201
Tax					(321,966)
Profit for the year					1,128,235
ASSETS					
Segment assets	5,192,274	1,468,481	2,674,394	892,978	10,228,127
Interests in jointly-controlled entities	-	418,550	-	14,946	433,496
Unallocated assets					2,468,547
Total assets					13,130,170
LIABILITIES					
Segment liabilities	815,906	123,931	455,120	76,106	1,471,063
Unallocated liabilities					3,040,563
Total liabilities					4,511,626
OTHER SEGMENT INFORMATION					
Capital expenditure	1,201,664	522,684	846,721	144,177	2,715,246
Depreciation of property, plant and equipment	391,087	181,286	210,708	117,163	900,244
Impairment of accounts receivable	840	117	116	83	1,156
Provision against inventories	469	282	204	147	1,102

3. SEGMENT INFORMATION (continued)

(b) Geographical segments

The Group mainly engages in the provision of drilling services, well services, marine support and transportation services and geophysical services in offshore China. Any activities outside the PRC are mainly conducted in Indonesia, Australia, Mexico, and Myanmar.

In determining the Group's geographical segments, revenues and results are attributed to the segments based on the location of the Group's customers, and assets are attributed to the segments based on the location of the Group's assets. No further analysis of geographical segment information is presented for revenues as over 81.7% of the Group's revenues are generated from customers in Mainland China, and revenues generated from customers in other locations are individually less than 10%.

The following table presents revenue information for the Group's geographical segments for the years ended 31 December 2007 and 2006.

Unit: RMB'000

Year ended 31 December 2007	Mainland China	Others	Total
Segment revenue:			
Sales to external customers	7,363,011	1,644,976	9,007,987
Year ended 31 December 2006			
Segment revenue:			
Sales to external customers	5,260,851	1,103,988	6,364,839

4. REVENUE AND OTHER REVENUES

Revenue represents the net invoiced value of offshore oilfield services rendered, net of sales surtaxes.

Other revenues comprise the following:

Unit: RMB'000

	Group	
	2007	2006
Gain on disposal of scrap materials	1,804	8,286
Insurance claims received	4,491	14,999
Government subsidies	31,150	5,179
Others	1,166	2,877
Total other revenues	38,611	31,341

5. PROFIT FROM OPERATIONS

The Group's profit from operations is arrived at after charging:

Unit: RMB'000

	Group	
	2007	2006
Auditors' remuneration:		
Audit	6,399	4,000
Non-audit	2,422	940
Employee compensation costs (including directors' remuneration (note 7)):		
Wages, salaries and bonuses	737,991	699,350
Social security costs	294,955	169,981
Retirement benefits contributions (note 9)	82,785	67,605
Share appreciation rights (note 26)	7,310	-
	1,123,041	936,936
Depreciation of property, plant and equipment and amortisation of intangible assets	1,042,081	900,244
Loss on disposal of property, plant and equipment, net	18,869	20,780
Lease payments under operating leases in respect of land and buildings, berths and equipment	365,706	313,431
Impairment of accounts receivable, net	2,272	1,156
Provision against inventories	3,855	1,102
Repair and maintenance costs	317,546	356,510
Research and development costs, included in	275,247	189,549
Depreciation of property, plant and equipment	13,731	6,105
Employee compensation costs	33,348	33,260
Consumption of supplies, materials, fuel, services and others	186,015	91,561
Other operating expenses	42,153	58,623

6. FINANCE COSTS

Unit: RMB'000

	Group	
	2007	2006
Interest on bank loans	45,095	12,062
Interest on short term debentures	2,583	32,417
Interest on long term bonds	42,000	-
Total interest	89,678	44,479
Less: Interest capitalised	(58,115)	(7,771)
	31,563	36,708

7. DIRECTORS' AND SUPERVISORS' REMUNERATION

Directors' and supervisors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

Unit: RMB'000

	Group	
	2007	2006
Fees	1,280	1,290
Other emoluments:		
Basic salaries, allowances and benefits in kind	1,051	904
Bonuses	1,075	736
Share appreciation rights (note 26)	2,982	-
Pension scheme contributions	138	125
	5,246	1,765
	6,526	3,055

(a) Independent non-executive directors and a supervisor

The fees paid/payable to independent non-executive directors and an independent supervisor during the year are as follows:

Unit: RMB'000

	Group	
	2007	2006
Independent non-executive directors:		
Gordon C. K. Kwong	400	400
Andrew Y. Yan	400	400
Simon X. Jiang	400	400
	1,200	1,200
Independent supervisor:		
Zhang Dunjie	80	90
	1,280	1,290

There were no other emoluments payable to the independent non-executive directors and the independent supervisor during the year (2006: Nil).

7. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

(b) Executive directors, non-executive directors and supervisors

Unit: RMB'000

2007	Salaries, allowances and benefits in kind	Bonuses	Pension scheme contributions	Share appreciation rights	Total
Executive directors:					
Yuan Guangyu	410	340	48	1,560	2,358
Li Yong	254	265	38	1,140	1,697
	664	605	86	2,700	4,055
Non-executive directors:					
Fu Chengyu	10	-	-	-	10
Wu Mengfei	10	-	-	-	10
	20	-	-	-	20
Supervisors:					
Zhang Benchun	9	-	-	-	9
Xiao Jianwen (iv)	12	-	-	-	12
Tang Daizhi (v)	99	191	19	282	591
Yang Jinghong (vi)	180	279	33	-	492
	300	470	52	282	1,104
Total	984	1,075	138	2,982	5,179

2006

Executive directors:					
Yuan Guangyu	348	258	46	-	652
Li Yong (i)	191	197	34	-	422
Wu Mengfei (ii)	76	97	10	-	183
	615	552	90	-	1,257
Non-executive directors:					
Fu Chengyu	-	-	-	-	-
Wu Mengfei (iii)	29	-	-	-	29
	29	-	-	-	29
Supervisors:					
Zhang Benchun	24	-	-	-	24
Xiao Jianwen	24	-	-	-	24
Tang Daizhi	212	184	35	-	431
	260	184	35	-	479
Total	904	736	125	-	1,765

During the year, share appreciation rights were granted to certain executive directors and supervisors in respect of his services to the Group, further details of which are included in the disclosures in note 26 to the financial statements.

Notes: (i)Appointed on 25 May 2006 (ii)Resigned on 1 April 2006 (iii)Appointed on 1 April 2006
(iv)Resigned on 4 June 2007 (v)Resigned on 25 July 2007 (vi)Elected on 26 July 2007

7. DIRECTORS' AND SUPERVISORS' REMUNERATION (continued)

(b) Executive directors, non-executive directors and supervisors (continued)

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year. There was no emolument paid by the Group to the directors or supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

8. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2006: two) directors, details of whose remuneration are set out in note 7 to the financial statements. Details of the remuneration of the remaining three (2006: three) non-director, non-supervisor, highest paid employees for the year are as follows:

Unit: RMB'000

	Group	
	2007	2006
Basic salaries, allowances and benefits in kind	3,620	6,528
Bonuses	1,362	1,324
Shares appreciation rights	4,980	-
Pension scheme contributions	334	87
	10,296	7,939

The number of non-director, non-supervisor, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2007	2006
Nil to RMB1,000,000	-	2
RMB1,000,001 to RMB1,500,000	-	-
RMB1,500,001 to RMB2,000,000	2	-
RMB2,000,001 to RMB3,000,000	-	-
RMB3,000,001 to RMB3,500,000	1	1
	3	3

During the year, share appreciation rights were granted to certain executive directors and supervisors in respect of his services to the Group, further details of which are included in the disclosures in note 26 to the financial statements.

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

9. RETIREMENT BENEFITS

All the Group's full-time employees in Mainland China are covered by a government-regulated pension scheme, and are entitled to an annual pension determined by their basic salaries upon their retirement. The PRC government is responsible for the pension liabilities to these retired employees. The Group is required to make annual contributions to the government-regulated pension at rates ranging from 19% to 22% of the employees' basic salaries. The related pension costs are expensed as incurred.

As part of the CNOOC group, the employees of the Group as at the time of the Reorganisation were entitled to the supplementary pension benefits (the "Supplementary Pension Benefits") provided by CNOOC in addition to the benefits under the government-regulated pension fund described above. The Supplementary Pension Benefits were calculated based on factors including the number of years of service and salary level on the date of retirement of the employee. Following the Reorganisation, CNOOC agreed with the Group that the Supplementary Pension Benefits of the Group's existing employees attributed to the period prior to the Company's public listing in Hong Kong and the Supplementary Pension Benefits of the Group's retired employees will continue to be assumed by CNOOC. As the obligations under the Supplementary Pension Benefits have been fully assumed by CNOOC, the costs of such Supplementary Pension Benefits have not been recorded in the Group's financial statements for the year ended 31 December 2007 (2006: Nil).

The expenses attributed to the PRC government-regulated pension scheme are as follows:

Unit: RMB'000

	Group	
	2007	2006
Contributions to the PRC government- regulated pension scheme (note 5)	82,785	67,605

At 31 December 2007, the Group had no forfeited contributions available to reduce its contributions to the pension scheme in future years (2006: Nil).

10. TAX

The Group is subject to income tax on an entity basis on the profit arising in or derived from the tax jurisdictions in which members of the Group are domiciled and operate. The Group is not liable for income tax in Hong Kong as it does not have assessable income currently sourced from Hong Kong.

In accordance with the relevant tax laws in the PRC, the Company and its subsidiary incorporated in the PRC are subject to corporate income tax at the rate of 33%.

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "New CIT Law") was approved and became effective on 1 January 2008. The regulations on the implementation of the New CIT Law were approved at the 197th Executive Meeting of the State Council on 28 November 2007. The New CIT Law and the implementation regulations introduce a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

10. TAX (continued)

As a result of the tax rate change, the Group estimates that the change in the corporate income tax rates has had the following impact on the results and financial position of the Group for the year ended 31 December 2007:

Group

	Unit: RMB'000
Decrease in income tax expense	85,631
Decrease in deferred tax assets	13,122
Decrease in deferred tax liability	93,753

In addition, the new detailed Implementation Rules of the Corporate Income Tax Law (CITLIR) was approved on 28 November 2007 and is effective from 1 January 2008 onwards.

During the year, the application by the Company as an advanced technology enterprise for tax exemption purposes was approved and the Company's corporate income tax rate for the fiscal year 2006 was reduced from 33% to 15%. As a result, a tax refund of approximately RMB272 million relating to fiscal year 2006 has been recorded by the Company.

The State Administration of Taxation Circular Guoshuifa [2008] Number 17 confirms that enterprises which had been recognised as advanced technology enterprise prior to 1 January 2008 should pay provisional CIT at the rate of 25% pending a re-recognition process under the New CIT Law, and the CITLIR sets out a framework of five conditions, which include a minimum proportion of sales of advanced technology services to total sales and minimum proportion of research and development expenses to total revenue under the PRC accounting principles, respectively. Detailed guideline and the related proportion are to be formulated by the Science and Technology Commission, the Ministry of Finance and the State Administration of Taxation ("SAT"), and hence, such tax rate reduction is still pending the completion of the re-recognition process.

As the reduction in the corporate income tax rate from 33% to 15% for the year ended 31 December 2007 cannot be ascertained, at the date of this report, management considers it is appropriate to use the rates of 33% and 25% to accrue for the income tax liability of the Company for the year ended 31 December 2007 and deferred tax liability, respectively.

The Company's drilling activities in Indonesia are mainly subject to a deemed profit withholding tax of 4.5% based on its gross service income generated from its drilling activities in Indonesia, and a further branch corporate income tax of 10% on the remaining deemed profit for the year. The Group's drilling activities in Australia are subject to income tax of 33% based on its taxable profit generated. The Group's drilling activities in Mexico are subject to an income tax rate of 28%. The Group's drilling activities in Myanmar are subject to income tax of 3% based on its gross service income generated from its drilling activities in Myanmar.

10. TAX (continued)

An analysis of the Group's provision for tax is as follows:

Unit: RMB'000

	Group	
	2007	2006
Hong Kong profits tax	-	-
Overseas income taxes:		
Current income taxes	43,338	32,901
PRC corporate income taxes:		
Current income taxes	971,141	502,116
Tax refund as an advanced technology enterprise	(272,309)	(175,991)
Deferred income taxes (note 27)	(113,187)	(37,060)
Total tax charge for the year	628,983	321,966

A reconciliation of the tax expense applicable to profit before tax using the statutory rate for the Mainland China where the Company and its jointly-controlled entities are domiciled to the tax expense at the effective tax rate and a reconciliation of the applicable rate (i.e., the statutory tax rate) to the effective tax rate are as follows:

	Group			
	2007		2006	
	RMB'000	%	RMB'000	%
Profit before tax	2,866,567		1,450,201	
Tax at the statutory tax rate of 33% (2006: 33%)	945,967	33.0	478,566	33.0
Profits and losses attributable to jointly-controlled entities	(28,704)	(1.0)	(38,813)	(2.7)
Tax refund as an advanced technology enterprise	(272,309)	(9.5)	(175,991)	(12.1)
Effect of different tax rates for overseas subsidiaries	70,003	2.4	62,418	4.3
Tax benefit for qualifying research and development expense	(10,346)	(0.4)	(8,851)	(0.6)
Change in PRC statutory tax rate	(85,631)	(3.0)	-	-
Expenses not deductible for tax and others	10,003	0.3	4,637	0.3
Total tax charge at the Group's effective rate	628,983	21.8	321,966	22.2

The share of tax attributable to jointly-controlled entities amounting to approximately RMB25,740,000 (2006: RMB29,652,000) is included in "Share of profits of jointly-controlled entities" on the face of the consolidated income statement.

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 includes a profit of approximately RMB2,327,298,000 (2006: RMB1,223,297,000) which has been dealt with in the financial statements of the Company (note 32(b)).

12. DIVIDENDS

Unit: RMB'000

	2007	2006
Proposed final dividend - 12.00 Fen per ordinary share (2006: 6.00 Fen per ordinary share)	539,438	239,719

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming annual general meeting.

Cash dividends to shareholders in Hong Kong will be paid in Hong Kong dollars.

Following the establishment of the Company, under the PRC Company Law and the Company's articles of association, net profit after tax as reported in the PRC statutory financial statements can only be distributed as dividends after allowance has been made for the following:

(i) making up prior years' cumulative losses, if any;

(ii) allocations to the statutory common reserve fund of at least 10% of after-tax profit, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to the reserves, the profit after tax shall be the amount determined under the PRC accounting principles and financial regulations. Transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve can be used to offset previous years' losses, if any, and part of the statutory common reserve can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company;

(iii) allocations to the discretionary common reserve if approved by the shareholders. The discretionary common reserve can be used to offset prior years' losses, if any, and can be capitalised as the Company's share capital.

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with the accounting principles generally accepted in PRC and financial regulations and (ii) the net profit determined in accordance with Hong Kong Financial Reporting Standards.

13. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the net profit attributable to equity holders of the Company for the year ended 31 December 2007 of approximately RMB2,237,584,000 (2006: RMB1,128,010,000) and weighted average 4,128,196,712 shares (2006: 3,995,320,000 shares) in issue during the year.

There were no potentially diluting events for the years ended 31 December 2007 and 2006.

14. PROPERTY, PLANT AND EQUIPMENT

Group

Unit: RMB'000

31 December 2007	Tankers and vessels	Drilling rigs	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
At 31 December 2006 and at 1 January 2007:							
Cost	5,578,819	6,983,857	3,059,160	53,202	14,077	2,422,661	18,111,776
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,526,489)	(34,074)	(1,997)	-	(9,234,882)
Net carrying amount	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
At 1 January 2007, net of accumulated depreciation	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
Additions	50,294	91,930	302,273	12,176	-	2,937,974	3,394,647
Provided during the year	(233,228)	(362,400)	(435,151)	(3,893)	(1,977)	-	(1,036,649)
Disposals/write-offs	(724)	(9,398)	(64,472)	(734)	(41)	-	(75,369)
Transfers from/ (to) construction in progress	423,293	(305,446)	1,514,913	3,468	25,026	(1,661,254)	-
Transfers to a jointly-controlled entity	-	-	-	-	-	(33,489)	(33,489)
Exchange realignment	-	-	(8,029)	-	-	-	(8,029)
At 31 December 2007, net of accumulated depreciation	2,543,451	2,001,224	2,842,205	30,145	35,088	3,665,892	11,118,005
At 31 December 2007:							
Cost	6,022,002	6,695,650	4,673,385	62,185	38,882	3,665,892	21,157,996
Accumulated depreciation	(3,478,551)	(4,694,426)	(1,823,151)	(32,040)	(3,794)	-	(10,031,962)
Exchange realignment	-	-	(8,029)	-	-	-	(8,029)
Net carrying amount	2,543,451	2,001,224	2,842,205	30,145	35,088	3,665,892	11,118,005

31 December 2006	Tankers and vessels	Drilling rigs	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
At 31 December 2005 and at 1 January 2006:							
Cost	5,546,533	5,782,080	2,561,085	50,171	12,739	1,692,734	15,645,342
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,228,735)	(25,914)	(538)	-	(8,387,095)
Net carrying amount	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,332,350	24,257	12,201	1,692,734	7,258,247
Additions	26,692	-	235,393	4,534	-	2,281,439	2,548,058
Acquisition of a subsidiary	-	-	328	153	559	274	1,314
Depreciation provided during the year	(248,485)	(291,929)	(349,228)	(9,628)	(974)	-	(900,244)
Disposals/write-offs	(891)	-	(29,402)	(188)	-	-	(30,481)
Transfers from construction in progress	6,485	1,201,777	343,230	-	294	(1,551,786)	-
At 31 December 2006, net of accumulated depreciation	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894
At 31 December 2006:							
Cost	5,578,819	6,983,857	3,059,160	53,202	14,077	2,422,661	18,111,776
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,526,489)	(34,074)	(1,997)	-	(9,234,882)
Net carrying amount	2,303,816	2,586,538	1,532,671	19,128	12,080	2,422,661	8,876,894

During the year, the Group completed the title re-registration procedures of a drilling rig, which due to the drilling rig's operation in Indonesia, were outstanding since the Reorganisation in 2002. Upon completion of the re-registration procedures, the Group has obtained the relevant title certificate.

14. PROPERTY, PLANT AND EQUIPMENT (continued)

Company

Unit: RMB'000

31 December 2007 At 31 December 2006 and at 1 January 2007:	Tankers and vessels	Drilling rigs	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
Cost	5,552,149	6,983,855	2,915,516	52,827	12,739	2,421,479	17,938,565
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,501,476)	(33,641)	(1,452)	-	(9,208,891)
Net carrying amount	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
At 1 January 2007, net of accumulated depreciation	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
Additions	-	91,933	278,168	10,829	-	2,935,870	3,316,800
Provided during the year	(224,947)	(362,400)	(419,393)	(3,606)	(1,876)	-	(1,012,222)
Disposals/write-offs	(723)	(9,399)	(57,173)	(728)	(41)	(33,489)	(101,553)
Transfers from/ (to) construction in progress	423,232	(305,446)	1,514,272	3,468	22,480	(1,658,006)	-
At 31 December 2007, net of accumulated depreciation	2,474,708	2,001,224	2,729,914	29,149	31,850	3,665,854	10,932,699
At 31 December 2007:							
Cost	5,944,977	6,695,650	4,504,987	60,525	34,997	3,665,854	20,906,990
Accumulated depreciation	(3,470,269)	(4,694,426)	(1,775,073)	(31,376)	(3,147)	-	(9,974,291)
Net carrying amount	2,474,708	2,001,224	2,729,914	29,149	31,850	3,665,854	10,932,699

31 December 2006 At 31 December 2005 and at 1 January 2006:	Tankers and vessels	Drilling rigs	Machinery and equipment	Motor vehicles	Building	Construction in progress	Total
Cost	5,546,533	5,782,080	2,447,142	50,171	12,739	1,692,734	15,531,399
Accumulated depreciation	(3,026,518)	(4,105,390)	(1,223,268)	(25,914)	(538)	-	(8,381,628)
Net carrying amount	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
At 1 January 2006, net of accumulated depreciation	2,520,015	1,676,690	1,223,874	24,257	12,201	1,692,734	7,149,771
Additions	22	-	206,797	4,535	-	2,280,236	2,491,590
Depreciation provided during the year	(248,485)	(291,929)	(330,641)	(9,418)	(914)	-	(881,387)
Disposals/write-offs	(891)	-	(29,221)	(188)	-	-	(30,300)
Transfers from construction in progress	6,485	1,201,775	343,231	-	-	(1,551,491)	-
At 31 December 2006, net of accumulated depreciation	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674
At 31 December 2006:							
Cost	5,552,149	6,983,855	2,915,516	52,827	12,739	2,421,479	17,938,565
Accumulated depreciation	(3,275,003)	(4,397,319)	(1,501,476)	(33,641)	(1,452)	-	(9,208,891)
Net carrying amount	2,277,146	2,586,536	1,414,040	19,186	11,287	2,421,479	8,729,674

15. INTANGIBLE ASSETS

The intangible assets of the Group and the Company mainly consisted of well testing software, electric circuit design programmes, and oil reserves testing software. The software is amortised over 3 to 5 years on a straight-line basis. During the year, the new software additions and the related amortisation are approximately RMB57.5 million and RMB5.43 million, respectively.

16. INVESTMENTS IN SUBSIDIARIES

Company

	Unit: RMB'000	
	2007	2006
Unlisted shares, at cost	9,061	9,061

Particulars of the principal subsidiaries are as follows:

Name of entity	Place and date of incorporation /registration and operations	Nominal value of issued and paid-up capital	Percentage of equity directly attributable to the Group		Principal activities
			Direct	Indirect	
COSL America Inc.	United States of America 2 November 1994	US$100,000	100	-	Sale of logging equipment
China Oilfield Services (BVI) Limited	British Virgin Islands 19 March 2003	US$1	100	-	Investment holding
COSL (Labuan) Company Limited	Malaysia 11 April 2003	US$1	-	100	Provision of drilling services in Indonesia
COSL Services Southeast Asia (BVI) Limited	British Virgin Islands 29 May 2003	US$1	-	100	Investment holding
COSL Chemicals (Tianjin) Ltd. (formerly known as Tianjin Jinlong Petro-Chemical Company Ltd.)	Tianjin, PRC 7 September 1993	RMB4,639,326	100	-	Provision of drilling fluids services
COSL (Australia) Pty Limited	Australia 11 January 2006	A$10,000	-	100	Provision of drilling services in Australia

The above table lists the principal subsidiaries of the Company, which, in the opinion of the directors, principally affected the results for the period or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinions of the directors, results in particulars of excessive length.

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Unlisted investments, at cost	-	-	129,330	125,873
Share of net assets	485,171	435,109	-	-
Due from jointly-controlled entities	7,985	1,628	4,070	1,628
Due to jointly-controlled entities	(96)	(3,241)	(96)	(3,241)
	493,060	433,496	133,304	124,260

The amounts due from and due to jointly-controlled entities are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these amounts due from and due to jointly-controlled entities approximate to their fair values.

Particulars of the principal jointly-controlled entities are as follows:

Name	Nominal value of issued and paid up Capital	Place and date of Incorporation/ registration and operations	Percentage of Ownershop interest	Percentage of Profit sharing	Principal activities
China France Bohai Geoservices Co., Ltd. ("China France")	USD 6,650,000	Tianjin, PRC 30 November 1983	50	50	Provision of logging services
China Nanhai-Magcobar Mud Corporation Ltd. ("Magcobar")	RMB 4,640,000	Shenzhen, PRC 25 October 1984	60(b)	60	Provision of drilling fluids services
CNOOC-OTIS Well Completion Services Ltd. ("CNOOC-OTIS")	USD 2,000,000	Tianjin, PRC 14 April 1993	50	50	Provision of well completion services
China Petroleum Logging-Atlas Cooperation Service Company ("Logging-Atlas")	USD 2,000,000	Shenzhen, PRC 10 May 1984	50	50	Provision of logging services
China Offshore Fugro Geo Solutions (Tianjin) Company Ltd. ("China Offshore Fugro")	USD 1,720,790	Shenzhen, PRC 24 August 1983	50	50	Provision of geophysical services
Eastern Marine Services Ltd. ("Eastern Marine")	HKD 1,000,000	Hong Kong 10 March 2006	51(b)	51	Marine transportation services
PT Tritunggal Sinergy ("PTTS")	USD 700,000	Indonesia 30 December 2004	55(b)	55	Provision of oilfield repair services
COSL-Expro Testing Services (Tianjin) Company Ltd.("COSL-Expro")	USD 5,000,000	Tianjin, PRC 28 February 2007	50(a)	50	Provision of well testing services
Atlantis Deepwater Orient Ltd. ("Atlantis Deepwater")	HKD 1,000	HongKong 28 August 2006	50(c)	50	Provision of artificial buoyant seabed unit services

17. INTERESTS IN JOINTLY-CONTROLLED ENTITIES (continued)

All of the above investments in jointly-controlled entities are directly held by the Company except for Eastern Marine, PTTS and Atlantis Deepwater, which are indirectly held through China Oilfield Services (BVI) Limited.

(a) COSL-Expro was spun off from China France on 6 February 2007.

(b) In the opinion of the directors, the Company does not have control over Magcobar's, PTTS's and Eastern Marine's financial and operating decisions, and accordingly, the financial statements of Magcobar, PTTS and Eastern Marine have not been incorporated into the Group's consolidated financial statements as subsidiaries. The financial statements of Magcobar, PTTS and Eastern Marine have been dealt with in the Group's consolidated financial statements using the equity accounting method.

(c) Atlantis Deepwater was established by Atlantis Deepwater Technology Holding AS to provide artificial buoyant seabed ("ABS") units and other associated services. On 8 June 2007, Atlantis Deepwater became a jointly-controlled entity of the Group, when the Group contributed US$6.27 million (equivalent to RMB46.77 million, including RMB13.28 million cash paid and RMB33.49 million of transfer of property, plant and equipment) in return for a 50% equity interest in Atlantis Deepwater.

The following table illustrates the summarised financial information of the Group's jointly-controlled entities:

Unit: RMB'000

	2007	2006
Share of the jointly-controlled entities' assets and liabilities:		
Current assets	397,844	272,665
Non-current assets	251,146	235,374
Current liabilities	(163,819)	(72,930)
Net assets	485,171	435,109
Share of the jointly-controlled entities' results:		
Revenue	523,153	452,992
Other income	1,109	4,391
Total expenses	(375,951)	(314,226)
Tax	(35,158)	(29,652)
Share of profits of jointly-controlled entities	113,153	113,505

18. INVENTORIES

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Gross inventory	429,607	301,146	421,065	299,045
Less: Provisions	(11,841)	(7,986)	(11,841)	(7,986)
	417,766	293,160	409,224	291,059

Inventories consist of materials and supplies.

19. ACCOUNTS RECEIVABLE

The general credit terms of the Group range from 30 to 45 days upon the issuance of the invoices. The Group's accounts receivable relate to a large number of diversified customers. Other than the accounts receivable related to the CNOOC Group and the CNOOC Limited Group as disclosed below, there is no significant concentration of credit risk of the Group's accounts receivables. All accounts receivable are non-interest-bearing.

An aged analysis of the accounts receivable based on the invoiced date as at the balance sheet date is as follows:

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Outstanding balances aged:				
Within one year	1,401,956	976,219	2,060,841	1,347,377
One to two years	7,323	11,246	1,438	3,146
Two to three years	-	826	-	826
Over three years	2,550	1,453	858	1,453
	1,411,829	989,744	2,063,137	1,352,802
Less: Provision for impairment of accounts receivable	(4,798)	(2,645)	(1,340)	(2,645)
	1,407,031	987,099	2,061,797	1,350,157

The movements in provision for impairment of accounts receivables are as follows:

Unit: RMB'000

	Group	
	2007	2006
At 1 January	2,645	1,489
Impairment losses recognised	4,059	1,225
Amount written off as uncollectible	-	-
Impairment losses reversed	(1,787)	(69)
Exchange realignment	(119)	-
At 31 December	4,798	2,645

Included in the above provision for impairment of accounts receivable is a provision for individually impaired accounts receivable of RMB4,797,726 (2006: RMB2,645,401) with a carrying amount of RMB9,872,602 (2006: RMB16,942,334). The individually impaired accounts receivable relate to a customer that were in financial difficulties and only a portion of the receivable is expected to be recovered. The Group does not hold any collateral or other credit enhancements over these balances.

As at 31 December 2006 and 2007, the Group does not have any significant accounts receivable past due but not impaired. Receivables that were neither past due nor impaired relate to a large number of diversified customers for whom there was no recent history of default. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

19. ACCOUNTS RECEIVABLE (continued)

Included in the accounts receivable are the following amounts due from CNOOC Limited, its subsidiaries and associates (collectively known as the "CNOOC Limited Group") and CNOOC, its subsidiaries and associates other than the CNOOC Limited Group (collectively known as the "CNOOC Group"), which arose from the ordinary course of business are repayable on similar credit terms to those offered to independent third party customers:

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Due from CNOOC Limited Group	822,816	458,923	732,457	410,428
Due from CNOOC Group	102,371	27,646	102,371	27,318
	925,187	486,569	834,828	437,746

Included in the Company's accounts receivable at 31 December 2007 was an amount due from its subsidiaries of RMB903,829,049 (2006: RMB548,047,821) which is unsecured, non-interest-bearing and repayable on similar credit terms to those offered to the major customers of the Group.

20. DUE FROM/TO THE ULTIMATE HOLDING COMPANY

Except for the current portion of long term payable of RMB200 million due to CNOOC as disclosed in note 29 to the financial statements, the balances with CNOOC at 31 December 2007 under current assets and liabilities of the Group are unsecured, interest-free and have no fixed repayment terms.

21. BALANCES WITH OTHER CNOOC GROUP COMPANIES

The balances with other CNOOC group companies at 31 December 2007 are unsecured, interest-free and have no fixed terms of repayment.

22. AVAILABLE-FOR-SALE INVESTMENTS

Unit: RMB'000

	Group and Company	
	2007	2006
Unlisted investments, at fair value:		
Mainland China	607,338	75,008

The fair values of unlisted investments are based on the prices quoted by fund managers. The directors believe that the estimated fair values quoted by fund managers, which are recorded in the consolidated balance sheet, and the related changes in fair values, which are recorded in the consolidated balance sheet or income statement, are reasonable, and that they are the most appropriate values at the balance sheet date.

23. CASH AND CASH EQUIVALENTS AND PLEDGED TIME DEPOSITS

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Cash and balances with banks	1,445,733	1,245,496	1,011,309	924,548
Deposit with CNOOC Finance Corporation Ltd. ("CNOOC Finance")	105	104	105	104
Placements with other financial institutions with original maturity of three months or less	-	202,200	-	202,200
Time deposits at banks	7,332,356	884,109	7,324,024	873,793
Cash and balances with banks and financial institutions	8,778,194	2,331,909	8,335,438	2,000,645
Less: Pledged time deposits for letters of credit facilities	(12,206)	(22,466)	(3,874)	(12,150)
Cash and cash equivalents	8,765,988	2,309,443	8,331,564	1,988,495

At the balance sheet date, the cash and bank balances and time deposits at banks of the Group denominated in RMB amounted to approximately RMB7,761,195,000 (2006:RMB1,259,157,000). The RMB is not freely convertible into other currencies. However, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for foreign currencies through banks authorised to conduct foreign exchange business.

As at 31 December 2007, included in the time deposits at banks of the Group were non-pledged time deposits with original maturity of more than three months when acquired of approximately RMB1,968,866,000 (2006: RMB117,131,000).

Cash at banks earns interest at floating rates based on daily bank deposit rates. The placements with financial institutions earn interest at fixed rates and are made for a period of less than three months. The carrying amounts of the placements with financial institutions approximate to their fair value. Time deposits are made for a period of three months according to the immediate cash requirements of the Group, and earn interest at the respective time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

24. TRADE AND OTHER PAYABLES

An aged analysis of the trade and other payables as at the balance sheet date is as follows:

Unit: RMB'000

	Group		Company	
	2007	2006	2007	2006
Outstanding balances aged:				
Within one year	2,030,967	1,817,032	1,935,636	1,750,103
One to two years	45,628	7,219	59,401	6,747
Two to three years	4,608	771	3,655	771
Over three years	5,895	5,786	11,928	5,786
	2,087,098	1,830,808	2,010,620	1,763,407

24. TRADE AND OTHER PAYABLES (continued)

Trade and other payables are non-interest-bearing. Trade and other payables are normally settled on terms ranging from one month to two years. As at 31 December 2007, included in the trade and other payables was a balance of research and development subsidy approximately RMB58.72 million.

25. SHORT TERM DEBENTURES

In February 2006, the Group issued short term debentures with total a face value of RMB1 billion at maturity, resulting in net proceeds of RMB965 million for working capital purposes.

The debentures were unsecured and had a term of one year. The coupon interest rate for the short term debentures was 3.1% per annum, and the interest was paid upfront. The balance as at 31 December 2006 was RMB997,417,000, including interest accrued from the issue date to 31 December 2006.

The debentures were repaid in full in February 2007.

26. SHARE APPRECIATION RIGHTS PLAN

On 22 November 2006, the share appreciation rights plan for senior officers (the "SAR Plan") was approved by the shareholders in an extraordinary general meeting. A total of five million share appreciation rights with an exercise price of HK$4.09 per share were awarded under the SAR Plan to seven senior officers, including the chief executive officer (general manager), three executive vice general managers, and three other non-executive vice general managers. The share appreciation rights will become vested upon completion of two years service period, and the senior officers can exercise their rights in four equal batches, beginning year 3 (first exercisable date: the first trading day after 22 November 2008), 4, 5 and 6 from the approval date of the SAR Plan.

The SAR Plan further provides that if the gain from exercising the share appreciation rights exceeds HK$0.99 per share in any one year, the excess gain should be calculated using the following percentage:

(1) between HK$0.99 and HK$1.50, at 50%;
(2) between HK$1.51 and HK$2.00, at 30%;
(3) between HK$2.01 and HK$3.00, at 20%; and
(4) HK$3.01 or above, at 15%.

The grant of the share appreciation rights was completed and became effective on 6 June 2007 when all the entitled senior officers agreed and signed individual performance contracts with the Company.

The fair value of the share appreciation rights granted as at 31 December 2007 was measured at HK$3.19 per share. The fair value of the rights is calculated using the Black-Scholes model with the following assumptions: expected dividend yield of 1.11%, expected life of two years, expected volatility of 42.03% and a risk-free interest rate of 4.41%. The fair value is expensed over the period until vesting with recognition of a corresponding liability. The liability is measured at each balance sheet date up to and including the settlement date with changes in fair value recognised in profit or loss.

26. SHARE APPRECIATION RIGHTS PLAN (continued)

The amortisation of the share appreciation rights liability amounted to approximately RMB7.3 million for the year ended 31 December 2007, and was recorded in salary and bonus payables and general and administrative expenses:

Unit: RMB'000

		Shares granted	At 1 January 2007	Addition	Decrease	At 31December 2007
Chief Executive Officer	Yuan Guangyu	964,200	-	1,560	-	1,560
Executive Vice President	Li Yong	704,300	-	1,140	-	1,140
Executive Vice President	Zhong Hua	704,300	-	1,140	-	1,140
Executive Vice President	Chen Weidong	704,300	-	1,140	-	1,140
Vice President	Li Xunke	656,900	-	1,063	-	1,063
Supervisor	Tang Daizhi*	656,900	-	282	-	282
Vice President	Xu Xiongfei	609,100	-	985	-	985
		5,000,000	-	7,310	-	7,310

* During the year, Mr. Tang Daizhi was resigned as a supervisor of the Company and joined CNOOC. According to the terms of the SAR Plan, he was entitled to his benefits up to the date of his resignation.

The assumptions on which the valuation model is based represent the subjective estimation of the directors.

27. DEFERRED TAX LIABILITIES

The movements of deferred tax liabilities during the year are as follows:

Unit: RMB'000

	Group and Company	
	2007	2006
Balance at beginning of the year	348,756	385,816
Credited to the consolidated income statement during the year (note 10)	(113,187)	(37,060)
Balance at end of year	235,569	348,756

The principal components of the provision for deferred tax are as follows:

Unit: RMB'000

	Deferred tax asset	Deferred tax liabilities		
	Provision for staff bonus	Accelerated depreciation	Revaluation surplus on Reorganisation	Total
Balance at 1 January 2006	(96,155)	230,544	251,427	385,816
Recognised in income statement	(15,413)	18,052	(39,699)	(37,060)
Balance at 31 December 2006	(111,568)	248,596	211,728	348,756
Movement during the year	(12,655)	24,798	(39,699)	(27,556)
Change in PRC statutory tax rate	13,122	(57,049)	(41,704)	(85,631)
Recognised in income statement	467	(32,251)	(81,403)	(113,187)
Balance at 31 December 2007	(111,101)	216,345	130,325	235,569

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries or jointly-controlled entities as the Group has no liability to additional tax should such amounts be remitted.

28. INTEREST-BEARING BANK BORROWINGS

In June 2006, the Group borrowed a RMB denominated bank loan from the Export-Import Bank of China for the purpose of financing the construction of certain modular drilling rigs. The total facilities amounted to RMB944 million of which RMB600 million was utilised as at 31 December 2006. In February 2007, the Group fully utilised the total facilities by drawing down the remaining RMB344 million.

The borrowings are unsecured, bear interest at 4.05% for the first year and at market interest rate of similar loan type quoted by the People's Bank of China subsequently. The borrowings should be repaid from 30 June 2008 to 30 June 2013 by instalments as follows: RMB200 million on every 30 June from 2008 to 2011, RMB100 million on 30 June 2012, and RMB44 million on 30 June 2013.

Unit: RMB'000

	Group and Company	
	2007	2006
Bank borrowings repayable:		
Within one year, inclusive	200,000	-
In the second to fifth years, inclusive	400,000	600,000
In the sixth to eighth years, inclusive	344,000	-
	944,000	600,000

As at 31 December 2007, the estimated fair value of the long term bank loans using the effective interest rate totalled approximately RMB944.3 million (2006: RMB600 million), which was the present value of the loans' future cash flows discounted by the prevailing market interest rates quoted by the People's Bank of China.

29. LONG TERM PAYABLE TO THE ULTIMATE HOLDING COMPANY

Unit: RMB'000

	Group and Company	
	2007	2006
Amounts payable:		
Within one year	200,000	200,000
In the second year	-	200,000
	200,000	400,000
Portion classified as current liabilities (note 20)	(200,000)	(200,000)
Long term portion	-	200,000

The long term payable to CNOOC is unsecured, interest-free and is repayable over three years on an annual equal instalment basis commencing on 1 May 2005. The Company settled RMB200,000,000 in the current year, with RMB 200,000,000 to be settled before 30 April 2008.

30. LONG TERM BONDS

On 18 May 2007, the Group issued 15-year corporate bonds, with a nominal value of RMB100.00 per bond, amounting to RMB1,500,000,000. The bonds carry interest at a fixed coupon rate of 4.48% per annum, which is payable annually in arrears on 14 May, and the redemption or maturity date is 14 May 2022.

31. ISSUED CAPITAL

Unit: RMB'000

	2007	2006
Registered, issued and fully paid:		
2,460,468,000 state-owned shares of RMB1.00 each	2,460,468	2,460,468
1,534,852,000 H shares of RMB1.00 each	1,534,852	1,534,852
500,000,000 A shares of RMB1.00 each	500,000	-
	4,495,320	3,995,320

In September 2007, the Company issued 500,000,000 new A shares, with a nominal value of RMB1.00 each, to the public at an issue price of RMB13.48 per share, and such A shares were listed on the Shanghai Stock Exchange ("SSE") on 28 September 2007. After deducting the share issue expenses of approximately RMB141 million, the Company raised net proceeds of approximately RMB6,599 million. The excess of the net proceeds over the paid-up capital of RMB500 million, amounting to approximately RMB6,099 million, was credited to capital reserves.

The A shares rank pari passu, in all material respects, with the state-owned shares and H shares of the Company.

A summary of the transactions during the year with reference to the above movements in the Company's issued ordinary share capital is as follows:

Unit: RMB'000

	Number of shares in issue	Registered, issued and fully paid share capita
At 1 January 2006 and 31 December 2006	3,995,320	3,995,320
At 1 January 2007	3,995,320	3,995,320
Issue of new ordinary shares, A shares	500,000	500,000
At 31 December 2007	4,495,320	4,495,320

The Company does not have any share option scheme but has a share appreciation rights plan for senior officers (note 26).

32. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year are presented in the consolidated statement of changes in equity on page 5 of the financial statements.

32. RESERVES (continued)

(b) Company

Unit: RMB'000

	Notes	Capital reserves	Statutory reserve funds	Retained profits	Cumulative translation reserve	Total
Balance at 1 January 2006		1,975,810	329,714	1,143,308	-	3,448,832
Profit for the year		-	-	1,223,297	-	1,223,297
Proposed final 2006 dividend	12	-	-	(239,719)	-	(239,719)
Transfer to statutory reserve funds	(i)	-	112,801	(112,801)	-	-
At 31 December 2006		1,975,810	442,515	2,014,085	-	4,432,410
Balance at 1 January 2007		1,975,810	442,515	2,014,085	-	4,432,410
Issue of shares	31	6,240,000	-	-	-	6,240,000
Share issue expenses	31	(141,245)	-	-	-	(141,245)
Profit for the year		-	-	2,327,298	-	2,327,298
Exchange realignment		-	-	-	1,352	1,352
Proposed final 2007 dividend	12	-	-	(539,438)	-	(539,438)
Transfer to statutory reserve funds	(i)	-	235,100	(235,100)	-	-
At 31 December 2007		8,074,565	677,615	3,566,845	1,352	12,320,377

Note: (i) As detailed in note 12 to the financial statements, the Company is required to transfer a minimum percentage of after-tax profit, if any, to the statutory common reserve fund. The Company transferred 10% of after-tax profit to the statutory common reserve fund in 2007.

As at 31 December 2007, in accordance with the PRC Company Law, an amount of approximately RMB8,075 million (2006: RMB1,976 million) standing to the credit of the Company's capital reserve account and an amount of approximately RMB678 million (2006: RMB443 million) standing to the credit of the Company's statutory reserve funds, as determined under the PRC accounting principles and financial regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had retained profits of approximately RMB3,567 million (2006: RMB2,014 million) available for distribution as dividend. Save as the aforesaid, the Company did not have any reserves available for distribution to its shareholders at 31 December 2007.

The retained profits of the Company determined under the relevant PRC accounting standards and financial regulations amounted to approximately RMB4,274 million as of 31 December 2007.

33. OPERATING LEASE ARRANGEMENTS

The Group and the Company lease certain of their office properties and equipment under operating lease arrangements. Leases for properties and equipment are negotiated for terms ranging from one to five years.

At 31 December 2007, the Group had following minimum lease payments under non-cancellable operating leases falling due as follows:

Unit: RMB'000

	Group and Company	
	2007	2006
Within one year	64,939	80,834
In the second year to fifth years, inclusive	204,675	295,295
After five years	-	-
	269,614	376,129

34. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to cash generated from operations

Unit: RMB'000

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	2,866,567	1,450,201
Adjustments for:		
Financial costs	31,563	36,708
Interest income	(71,437)	(27,856)
Share of profits of jointly-controlled entities	(113,153)	(113,505)
Exchange losses, net	113,868	46,694
Loss on disposal of items of property, plant and equipment	18,868	20,780
Depreciation of property, plant and equipment and amortisation of intangible assets	1,042,081	900,244
Impairment of accounts receivable	2,272	1,156
Provision against inventories	3,855	1,102
	3,894,484	2,315,524
Increase in inventories	(128,460)	(64,478)
Increase in accounts receivable	(510,888)	(278,802)
Decrease/(increase) in net balances with the ultimate holding company and other CNOOC group companies	29,870	(1,935)
(Increase)/decrease in prepayments, deposits and other receivables	(93,025)	127,124
(Decrease)/increase in trade and other payables, net of payables for property, plant and equipment purchases	(53,739)	140,870
Increase in salary and bonus payables	159,815	30,831
Cash generated from operations	3,298,057	2,269,134

(b) Major non-cash transaction

During the year, the Group has invested RMB46.77 million in a jointly-controlled entity, of which, RMB33.49 million (2006: nil) represented transfer of property, plant and equipment (note 17(c)).

35. CAPITAL COMMITMENTS

The Group and the Company had the following capital commitments, principally for construction and purchases of property, plant and equipment at the balance sheet date:

Unit: RMB'000

	Group and Company	
	2007	2006
Contracted, but not provided for	4,593,536	2,083,149
Authorised, but not contracted for	6,103,395	5,285,537
	10,696,931	7,368,686

36. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group, nor the Company had any significant contingent liabilities.

37. RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company, or exercise significant influence on the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

The Group has extensive transactions and relationships with the members of CNOOC. The transactions were made on terms agreed among the parties.

In addition to the transactions and balances detailed elsewhere in these financial statements, the following is a summary of significant transactions carried out between the Group and (i) the CNOOC Limited Group; (ii) the CNOOC Group; and (iii) the Group's jointly-controlled entities.

Unit: RMB'000

	2007	2006
A. Included in revenue - revenue earned from provision of services to the following related parties:		
a. The CNOOC Limited Group		
Provision of drilling services	2,568,662	1,786,019
Provision of well services	1,797,711	1,107,180
Provision of marine support and transportation services	979,403	699,921
Provision of geophysical services	484,806	531,059
	5,830,582	4,124,179
b. The CNOOC Group		
Provision of drilling services	6,063	9,624
Provision of well services	4,342	526
Provision of marine support and transportation services	193,487	147,083
Provision of geophysical services	158,061	63,887
	361,953	221,120
c. Jointly-controlled entities		
Provision of drilling services	5,262	204
Provision of well services	11,218	4,745
Provision of marine support and transportation services	2,848	54
	19,328	5,003
B. Included in operating expenses for services provided by the CNOOC Group:		
Labour services	16,994	10,463
Materials, utilities and other ancillary services	236,588	192,586
Transportation services	8,062	5,244
Leasing of office, warehouses and berths	65,751	47,651
Repair and maintenance services	24,530	12,332
Management services	6,923	15,449
	358,848	283,725
C. Included in interest income/expenses:		
CNOOC Finance		
Interest income	1	1
Interest expenses	780	-
D. Loans drawn down and repaid during the year:		
CNOOC Finance	150,000	-
E. Deposits:		
Deposits placed with CNOOC Finance as at year end	105	104

37. RELATED PARTY TRANSACTIONS (continued)

The Company and the above related parties are within the CNOOC Group and are under common control by the same ultimate holding company.

In connection with the Reorganisation, the Company entered into several agreements with the CNOOC Group which govern the employee benefits arrangements, the provision of materials, utilities and ancillary services, the provision of technical services, the leasing of properties and various other commercial arrangements.

During the year, all pension scheme payments relating to the Supplementary Pension Benefits of approximately RMB38 million (2006: RMB36 million) were borne by CNOOC (note 9).

Prior to the Reorganisation, the Group occupied certain properties owned by CNOOC at nil consideration. The Company entered into various property lease agreements in September 2002 with the CNOOC Group to lease the aforesaid properties together with other properties for a term of one year. These leases have been renewed annually on terms based upon corresponding market prices.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

Details of the compensation of key management personnel of the Group are disclosed in note 8 to the financial statements.

F. Transactions with other state-owned enterprises in the PRC

The Group operates in an economic environment predominated by enterprises directly or indirectly owned or controlled by the PRC government through its numerous authorities, affiliates or other organisations (collectively the "State-owned Enterprises"). During the year ended 31 December 2007, the Group had transactions with the State-owned Enterprises including, but not limited to, the rendering of services and purchases of raw materials. The directors consider that transactions with such other State-owned Enterprises are activities in the ordinary course of the Group's business, and that the dealings of the Group have not been significantly or unduly affected by the fact that the Group and such other State-owned Enterprises are ultimately controlled or owned by the PRC government. The Group has also established pricing policies for products and services, and such pricing policies do not depend on whether or not the customers are State-owned Enterprises. Having due regard to the substance of the relationships, the directors are of the opinion that none of these transactions are material related party transactions that require separate disclosure.

38. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

Group

Unit: RMB'000

Financial assets	2007 Loans and receivables	2007 Available-for-sales financial assets	2007 Total	2006 Loans and receivables	2006 Available-for-sales financial assets	2006 Total
Interest in jointly-controlled entities (note 17)	7,985	-	7,985	1,628	-	1,628
Available-for-sale investments (note 22)	-	607,338	607,338	-	75,008	75,008
Accounts receivable (note 19)	1,407,031	-	1,407,031	987,099	-	987,099
Financial assets included in deposits and other receivables	160,970	-	160,970	47,054	-	47,054
Pledged deposits (note 23)	12,206	-	12,206	22,466	-	22,466
Cash and cash equivalents (note 23)	8,765,988	-	8,765,988	2,309,443	-	2,309,443
Due from the ultimate holding company (note 20)	1,495	-	1,495	33,419	-	33,419
Due from other CNOOC group companies (note 21)	4,363	-	4,363	17,455	-	17,455
Total	10,360,038	607,338	10,967,376	3,418,564	75,008	3,493,572

Unit: RMB'000

Financial Liabilites	2007 Financial liabilities at amortised cost	2006 Financial liabilities at amortised cost
Interest in jointly-controlled entities (note 17)	96	3,241
Trade and other payables (note 24)	2,087,098	1,830,808
Salary and bonus payables	397,451	237,636
Long term bonds (note 30)	1,500,000	-
Short term debentures (note 25)	-	997,417
Interest-bearing bank and other borrowings (note 28)	944,000	600,000
Due to the ultimate holding company (note 20)	203,248	217,090
Long term payable to the ultimate holding company (note 29)	-	200,000
Due to other CNOOC group companies (note 21)	24,465	25,769
Total	5,156,358	4,111,961

38. FINANCIAL INSTRUMENTS BY CATEGORY (continued)

The carrying amounts of each of the categories of financial instruments as the balance sheet date are as follows (continued)

Company

Unit: RMB'000

Financial assets	2007 Loans and receivables	2007 Available-for-sales financial assets	2007 Total	2006 Loans and receivables	2006 Available-for-sales financial assets	2006 Total
Interest in jointly-controlled entities (note 17)	4,070	-	4,070	1,628	-	1,628
Available-for-sale investments (note 22)	-	607,338	607,338	-	75,008	75,008
Accounts receivable (note 19)	2,061,797	-	2,061,797	1,350,157	-	1,350,157
Prepayments, deposits and other receivables	538,301	-	538,301	453,585	-	453,585
Pledged deposits (note 23)	3,874	-	3,874	12,150	-	12,150
Cash and cash equivalents (note 23)	8,331,564	-	8,331,564	1,988,495	-	1,988,495
Due from the ultimate holding company (note 20)	1,495	-	1,495	33,419	-	33,419
Due from other CNOOC group companies (note 21)	4,363	-	4,363	9,808	-	9,808
Total	10,945,464	607,338	11,552,802	3,849,242	75,008	3,924,250

Unit: RMB'000

Financial Liabilities	2007 Financial liabilities at amortised cost	2006 Financial liabilities at amortised cost
Interest in jointly-controlled entities (note 17)	96	3,241
Trade and other payables (note 24)	2,010,620	1,763,407
Salary and bonus payables	396,700	237,530
Long term bonds (note 30)	1,500,000	-
Short term debentures (note 25)	-	997,417
Interest-bearing bank and other borrowings (note 28)	944,000	600,000
Due to the ultimate holding company (note 20)	203,248	217,090
Due to other CNOOC group companies (note 21)	23,914	25 297
Long term payable to the ultimate holding company (note 29)	-	200 000
Total	5,078,578	4,043 982

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise related party loans, short term debentures, long term bank loans, cash and short term deposits, placements with other financial institutions and available-for-sale investments. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

It is, and has been the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are foreign currency risk, interest risk, credit risk and liquidity risk. The board reviews and agrees policies for managing each of these risks and they are summarised below.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign currency risk

Foreign currency risk is the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates. With the majority of the Group's businesses transacted in RMB, the aforesaid currency is defined as the Group's functional currency. RMB is not freely convertible into foreign currencies and conversion of RMB into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government.

As a result of its significant business operations are in Mainland China, the Group's revenue and expenses are mainly denominated in the RMB and over 80% of the financial assets and liabilities are denominated in RMB. The effect of the fluctuations in the exchange rate of RMB against foreign currencies on the Group's results of operations is therefore not expected to be significant and the Group has not entered into any hedging transactions in order to reduce the Group's exposure to foreign currency risk in this regard.

The management has assessed the Group's exposure to foreign currency risks by using a sensitivity analysis on the change in foreign exchange rates of US dollars, to which the Group is mainly exposed to as at 31 December 2006 and 2007. Based on the management's assessment, a reasonably possible change in foreign exchange rate of US dollars of 5 percent is used, and assuming that had the change in foreign currency rates had occurred at 31 December, the exposures of the Group's results of operations, monetary assets and liabilities to foreign exchange risk were not material.

Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's long term debt obligations with a floating interest rate.

The Group regularly reviews and monitors the mix of fixed and floating interest rate borrowings in order to manage its interest rate risk. Management does not anticipate any significant impact resulting from the changes in interest rates because the total floating rate interest expenses were immaterial to the Group's profit for the year.

Credit risk

The Group trades only with recognised and creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group's exposure to bad debts is not significant.

The credit risk of the Group's other financial assets, which mainly comprise cash and cash equivalents and available-for-sale investments, arises from the default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments. The Group manages this credit risk by only dealing with reputable financial institutions.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by customer/counterparty, by geographical region and by industry sector.

No other financial assets carry a significant exposure to credit risk.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., account receivables) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through long term bonds and interest-bearing loans, 57% of the Group's debts would mature in less than one year as at 31 December 2007 (2006: 74%) based on the carrying value of borrowings reflected in the financial statements.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is net debt divided by the total capital plus net debt. Net debt includes interest-bearing bank and other borrowings, long term bonds, an amount due to the ultimate holding company and other CNOOC group companies, trade and other payables, less cash and cash equivalents. Capital represents equity attributable to equity holders of the company. The gearing ratios as at the balance sheet dates were as follows:

Unit: RMB'000

	Group	
	2007	2006
Interest-bearing bank and other borrowings (note 28)	944,000	600,000
Trade and other payable (note 24)	2,087,098	1,830,808
Long term bonds (note 30)	1,500,000	-
Due to the ultimate holding company (note 20)	203,248	217 090
Due to other CNOOC group companies (note 21)	24,465	25,769
Long term payable to the ultimate holding company (note 29)	-	200,000
Less: Cash and cash equivalents (note 23)	(8,765,988)	(2,309,443)
Net (fund) / debt	(4,007,177)	564,224
Equity attributable to equity holders of the company	17,225,008	8,618,544
Total Capital	17,225,008	8,618,544
Capital and net (fund) / debt	13,217,831	9,182,768
Gearing ratio	N/A	6%

40. SUBSEQUENT EVENTS

As at the date of this report, there were no material subsequent events for the Group.

41. COMPARATIVE AMOUNTS

Certain comparative amounts have been adjusted to conform with the current year's presentation. Due to the adoption of the new and revised HKFRSs during the current year, certain comparative amounts were disclosed for the first time in 2007.

42. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 March 2008.

Legal name
中海油田服务股份有限公司

English Name
China Oilfield Services Limited

Short Name
COSL

Authorized Representative
Mr. Yuan Guangyu

The registration Address
3-1516 Hebei Road, Haiyang New and Hi-Tech Development Zone, Tanggu, Tianjin

The registration date
26 September 2002

The Latest Date for Registration of Change (Registered Capital)
4 March 2008

Bussiness Address
Room 610, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing
Postal Code: 100010
Tel: 86-10-84521685
Fax: 86-10-84521325
Website: www.cosl.com.cn
Email: cosl@cnoocs.com

Hong Kong Office
65/F, Bank of China Tower, One Garden Road, Central, Hong Kong
Tel: (852)2213 2500
Fax: (852)2525 9322

Corporate Secretary & Secretary to the Board of Directors
Mr. Chen Weidong
Tel. 010-8452 1993
Fax: 010-8452 1325
E-mail: chenwd@cnoocs.com
Contact Address: Room 610, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing

Representative of Securities affairs
Mr Yang Haijiang
Tel: 010-8452 1129
Fax: 010-8452 1325
E-mail: yanghj@cnoocs.com
Contact Address: Room 610, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing
Postal Code: 100010

Newspapers for disclosure of information
China Securities Journal
Shanghai Securities News
Securities Times

Website designated by CSRC on which the Company's annual report is posted: www.sse.com.cn

Legal Adviser
China:
Jun He Law Offices
China Resources Bulding,
20/F 8 Jiangusmembei Avenue,Beijing
Tel: 86-10-85191300
Fax: 86-10-85191350

Hong Kong:
Sidley Austin
39/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Tel: (852)2509 7888
Fax: (852)2509 3110

Share Registrar
H Share:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong

A Share:
China Securities Depository and Clearing Corporation Limited Shanghai Branch
3rd Floor, 166 East Lujiazui Road, Shanghai.

Place where this annual report is available
Room 610, CNOOC Plaza, No. 25 Chaoyangmen North Avenue, Dongcheng District, Beijing

Place of Listing of Shares,Stock Name and Stock Code
Place of Listing of H Share
Hong Kong Stock Exchange
Stock Code of H Share: 2883

Place of Listing of A Share
Shanghai Stock Exchange
Stock Name of A Share: COSL
Stock Code of A Share: 601808

Business license registration number of corporate legal person:
1000001003612

Tax Registration Number
12011871092921X

Corporate Business Number
71092921X

Name and Office Address of the Company's Auditor
Domestic: Ernst & Young Hua Ming
Address: Level 16, Tower E3, The Towers, Oriental Plaza, No. 1 East Chang An Ave., Dongcheng District, Beijing
International: Ernst & Young
Address: 18/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong

The financial statements set out on pages 72 to 156 of this annual report have been translated from the statutory financial statements prepared in accordance with generally accepted accounting principles applicable to companies listed and established in the People's Republic of China. In the event of any differences in interpreting the financial statements, the original Chinese version, as disclosed on the website of the Shanghai Stock Exchange (www.sse.com.cn), shall prevail.

1. Financial statements signed and sealed by authorized representative, person in charge of auditing and person in-charge of audit firm.
2. Original copy of auditors' report with seals of audit firm and registered accountants.
3. Original copy of all documents of the Company and Announcements disclosed on the newspaper designated by CSRC during the reporting period.

China Oilfield Services Limited



Fu Chengyu
Chairman
28 March 2008

2D
Seismic data collected in two-dimensional form, by utilizing a single sound source and one or more collection points; typically 2D is used to map geographical structures for initial analysis

3D
Seismic data collected in three-dimensional from, by utilizing two sound sources and two or more collection points; typically 3D is used to acquire refined seismic data and to raise the probability of successful exploration well drilling

Crude oil
Crude oil, including condensate and natural gas liquids

Day rate
Fixed daily fee charged with respect to the services provided by a drilling rig or offshore support vessel

Directional drilling
Intentional drilling of a well at a non-vertical or deviated angle, in order to improve reach or exposure to petroleum reservoirs; such drilling is especially common for offshore wells, given the multiple number of wells which may be drilled from a single production platform

Drilling fluids
Fluids, or drilling mud, circulated downwell during drilling to cool and lubricate the drill bit, remove well cuttings, maintain downwell pressures and preserve the integrity of the wellbore; drilling fluids can be water, oil, or gas-based, with various addlitives

E&P
Exploration and production

Field
A specified area within a block, which is designated under a PSC for development and production

HTHP
High-temperature and high-pressure downwell conditions, which typically includes temperatures greater than 200 degrees Celsius and 10,000psi; HTHP conditions make drilling more difficult

LWD
Logging-while-drilling; advanced logging tools which are attached near the drill bit string and measure the location of the drill bit and nature of adjacent geological structures, typically during the directional drilling process

MWD
Measuring-while-drilling; advanced tools which measure the pitch and orientation of the drill bit and other factors such as weight on the bit and rotary speed of the bit, typically during the directional drilling process

OPEC
Organization of the Petroleum Exporting Counrtries

PSC
A production sharing contract offshore China

PSC partners
Foreign parties to PSCs

Seismic data
Data recorded in either two-dimensional(2D)or three-dimensional(3D)form from sound wave reflections off of subsurface geology. This data is used to understand and map geological structures for exploratory purposes to predict the location of undiscovered reserves

Streamers
Clear flexible tubing containing numerous hydrophones used for marine seismic surveys; streamers are owed behind seismic vessels at controlled shallow water depths to collect seismic data

Well completion
Services and installation of equipment that are necessary to prepare a well for production, including casing and well treatment, such as acidizing and fracing

Well workover
Any work on a completed well designed to maintain, restore or improve production from a currently producing petroleum reservoir, this may include replacement of casing and well treatment, such as sand control, fracing, acidizing

bbl
A barrel, which is equivalent to approximately 158.988 liters or 0.134 tons of oil(at a API gravity of 33 degrees)

Kw
Kilowatts used to measure offshore supply vessel engine power capacity, which is equivalent to 1.36 horsepower

RECEIVED
2008 MAY -2 P 4:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COSL

CHINA OILFIELD SERVICES LIMITED

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2883)

OVERSEAS REGULATORY ANNOUNCEMENT —FIRST QUARTER RESULTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange Of Hong Kong Limited.

The First quarter financial report for 2008 of the Company is prepared in accordance with PRC Accounting Standards and has not been audited.

April 29, 2008

As at the date of this announcement, the executive directors of the Company are Messrs.Yuan Guangyu and Li Yong; the non-executive directors of the Company are Messrs. Fu Chengyu and Wu Mengfei; and the independent non-executive directors of the Company are Messrs. Andrew Y. Yan, Gordon C.K. Kwong and Simon X. Jiang.

COSL

China Oilfield Services Limited

2008 First Quarterly Report

Stock Abbreviation: CHINA OILFIELD

Stock Code: 601808

29 April 2008

Content

§1. Important Notice

1.1 The board of directors (the "Board"), the supervisory committee and the directors, supervisors and senior management of the Company warrant that the data of this report contains no false representation, misleading information or material omission and will be individually and jointly responsible for the truthfulness, accuracy and completeness of the contents of the report.

1.2 Present at the meeting: Mr. Fu Chengyu (Chairman of the Board of Directors), due to his other business engagement, was not able to attend the meeting to approve this quarterly report. Mr. Yuan Guanyu (Vice Chairman of the Board of Directors) was appointed and authorized to attend and vote on his behalf, all other directors of the Company attended the Board meeting.

1.3 The First Quarterly Financial Report of the Company was unaudited.

1.4 The Vice Chairman, the Chief Executive Officer and President (Mr. Yuan Guangyu), the Chief Financial Officer (Mr. Zhong Hua) and the General Manager of the Finance Department (Mr. Chen Linting) of the Company hereby warrant the authenticity and completeness of the financial report of the Company for the quarter.

§2. Company Profile

2.1 Major Accounting Information and Financial Indicators

Currency: RMB

	End of current reporting period	End of last year	Change over the end of last year (%)
Total assets (million Yuan)	23,768	23,089	2.9
Total shareholders' equity (million Yuan)	18,109	17,225	5.1
Net assets per share (Yuan)	4.03	4.17	-3.4
	From the beginning of the year to end of the reporting period (January to March)		Change over the corresponding period of last year (%)
Net cash flow generated from operating activities (million Yuan)	45.0		-193.8
Net cash flow per share from operating activities (Yuan)	0.01		-200.0
	The Reporting Period (January to March)	From the beginning of the year to end of the reporting period (January to March)	Change over the corresponding period of last year (%)
Net profit (million Yuan)	891	891	35.5
Basic earnings per share (Yuan)	0.20	0.20	25.0
Basic earnings per share after extraordinary gains and losses (Yuan)	0.20	0.20	17.6
Weighted average return on net assets (%)	5.04	5.04	Decreased 2.31%
Weighted average return on net assets after deduction of extraordinary gains and losses (%)	4.99	4.99	Decreased 2.39%

Extraordinary Gain and Losses Currency:RMB Unit: Yuan

Items	Amount for the period ended 31 March 2008
Gain/(Losses) on disposal of non-current assets	36,889
Government subsidy	193,559
Other non-operating income and expenses	12,723,917
Total	12,954,365
Less: income tax effect	3,238,591
Net impact of extraordinary gain and losses	9,715,774

2.2 Total number of shareholders and shareholdings of the top ten holders of unrestricted floating shares not subject to terms of lock-up as at the end of the reporting period

Total number of shareholders as at the end of the reporting period:	A share: 229,522
	H share: 219

Unit: Share

Shareholdings of the top ten holders of unrestricted floating shares not subject to terms of lock-up		
Name of shareholders (in full)	**Number of unrestricted floating shares not subject to terms of lock-up held as at the end of the reporting period**	**Class of shares**
HKSCC NOMINEES LIMITED	1,532,625,899	H Shares
China Universal Equilibrium Growth Stock Fund	11,981,899	A Shares
Social Security Fund Portfolio 106	6,999,832	A Shares
EFund Strategic Growth Mixed Fund II	6,836,026	A Shares
EFund Strategic Growth Fund	6,438,432	A Shares
China Universal Selected Mixed Type Securities Investment Fund	5,822,906	A Shares
EFund Value Growth Mixed Fund	5,096,495	A Shares
DaCheng 2020 life-cycle fund	4,946,958	A Shares
China Universal Growth Fund	4,735,318	A Shares
Dingyi Fund(LOF)	4,452,846	A Shares

Note:

1. Shares held by HKSCC Nominees Limited are the total number of H shares of China Oilfield Services Limited held by shareholders which are traded on the trading platform of HKSCC Nominees Limited on behalf of shareholders.

2. Among the aforementioned top ten non-restricted shareholders, China Universal Equilibrium Growth Stock Fund, China Universal Selected Mixed Type Securities Investment Fund and China Universal Growth Fund are all managed by China Universal Asset Management Co, Ltd, EFund Value Growth Mixed Fund, EFund Strategic Growth Mixed Fund II and EFund Strategic Growth Fund are all managed by EFund

Management Co. Ltd,. The Company is not aware of the connected relationship between the other non-restricted shareholders.

2.3 Operating results review

According to the latest Short-Term Energy Outlook issued by the U.S. Energy Information Administration (EIA), the WTI crude oil price in 2008 is projected to average USD101 per barrel. The surging oil prices and the continuous growth in the economy of countries including China, India, Russia and Middle East stimulate a further increase in the global consumption of petroleum. Oilfield service industry is thus benefitted and continues to prosper. As at 31 March 2008, operating income of the Company reached RMB2, 503.6 million, representing an increase of 23.7% compared with the corresponding period (January to March) last year, net profit was RMB891.3 million, an increase of 35.5% over the corresponding period (January to March) last year, and basic earnings per share was RMB0.2, which was RMB0.04 higher than the corresponding period (January to March) last year.

Operating information of the four main segments as at 31 March 2008 is listed in the following table:

Drilling Services	As at 31 March 2008	As at 31 March 2007	Change
Operating Days (Days)	**1,181**	**1,308**	**-9.7%**
Jack-up Rigs	908	1,038	-12.5%
Semi-submersible Rigs	273	270	1.1%
Utilization Rate (Available Day)	**100.0%**	**100.0%**	**0.0%**
Jack-up Rigs	100.0%	100.0%	0.0%
Semi-submersible Rigs	100.0%	100.0%	0.0%
Utilization Rate (Calendar Day)	**86.5%**	**96.9%**	**-10.4%**
Jack-up Rigs	83.2%	96.1%	-12.9%
Semi-submersible Rigs	100.0%	100.0%	0.0%

Well Services	As at 31 March 2008	As at 31 March 2007	Change
Logging (no. of jobs)	165	214	-22.9%
Drilling Fluids (no. of wells)	67	58	15.5%
Directional Drilling (no. of jobs)	163	150	8.7%
Cementing (no. of wells)	92	105	-12.4%
Well Completion (no. of jobs)	114	97	17.5%
Well Workover (Team • Day)	3,880	3,460	12.1%

Marine Support and Transportation	As at	As at	Change

Services	31 March 2008	31 March 2007	
Operating Days (Days)	5,978	5,755	3.9%
Standby vessels	3,265	3,143	3.9%
AHTS vessels	1,814	1,728	5.0%
PSV vessels	546	530	3.0%
Utility vessels	353	354	-0.3%
Vessel Utilization Rate (Available Day)	99.9%	98.9%	1.0%
Standby vessels	99.8%	100.0%	-0.2%
AHTS vessels	99.9%	99.6%	0.3%
PSV vessels	100.0%	100.0%	0.0%
Utility vessels	100.0%	85.5%	14.5%
Vessel Utilization Rate (Calendar Day)	96.6%	91.7%	4.9%
Standby vessels	97.0%	91.9%	5.1%
AHTS vessels	94.9%	92.6%	2.3%
PSV vessels	100.0%	98.2%	1.8%
Utility vessels	96.2%	78.6%	17.6%

Geophysical Services	As at 31 March 2008	As at 31 March 2007	Change
2D Seismic Data			
Data Collection (km)	12,115	13,179	-8.1%
Data Processing (km)	2,910	6,157	-52.7%
3D Seismic Data			
Data Collection (km^2)	3,644	2,215	64.5%
Data Processing (km^2)	2,160	1,903	13.5%

As at 31 March 2008, the Company operated 15 drilling rigs, including 12 jack-up rigs and 3 semi-submersible rigs. Three of which operates overseas – B4 and N6 continued to operate at offshore Indonesia and offshore Australia, and N2 renavigated to Myanmar to provide drilling services to customers since its return to the state in the first half of 2007. In the first quarter of 2008, the available day utilization rate of the drilling rigs of the Company reached 100.0%, whereas the calendar day utilization rate dropped to 86.5%, representing a decrease of 10.4%, due to the increase in the number of days for maintenance. During the first quarter of the year, the aggregate operating days of the drilling rigs of the Company were 1,181, a decrease of 127 days or 9.7% compared with the corresponding period last year. Of which the operating days of jack-up rigs decreased by 130 days or 12.5% compared with the corresponding period last year, mainly due to upgrade and conversion of COSL931 for 91 days and maintenance of other three vessels.

Besides, the Company strived to explore module rigs and ground rigs services. At present, the progress of the four ground rigs that provide services to our customers in the Gulf of Mexico Bay is satisfactory, with a total of 353 operating days in the first quarter and a calendar day utilization rate reaching 97%. As for ground rigs, the Company collaborated with a local drilling company in Liberia and won a four-ground rig services contract of three-year term. Currently, one of the rigs has been transported to a Lybia, and the remaining three rigs are expected to be delivered to the operation area by July this year. While obtaining breakthrough in the overseas ground market, encouraging results have also been obtained in the domestic market. Ground rig COSL LR7001 conducted drilling and exploring work for the 6,000-metre high-difficulty exploring well of Changqing Oilfield in Huan Xian in Gansu province, with a total of 91 operating days in the first quarter.

As for well services, COSL undertook overseas directional drilling services contracts in January to provide directional well services to Philippine client in respect of 34 geothermal wells for a two-year term. Besides, in January, the ELIS high-end facility, rotary sidewall coring instrument, obtained success for its first operation in Indonesia, with both core extraction success rate and core qualification rate at 100%. As at the end of the first quarter, the operation volume of each business of well services was: 165 logging trips, representing a 22.9% decrease compared with the corresponding period last year mainly due to the shrink in the Bohai Bay market, 163 directional drilling operations, representing an 8.7% increase mainly due to the lease of equipment which strengthened the operating capacity of the business, drilling fluids of a total of 67 wells, representing a 15.5% increase mainly due to the growth in the operation volume of production wells in offshore Nanhai, cementing operations for a total of 92 wells, representing a 12.4% decrease mainly due to the cut in operation volume for items at a relative lower service price, completion of 114 wells, representing a 17.5% increase mainly due to the growth in the operation volume of the domestic filtration business, and well workover of 3,880 team days, representing a 12.1% increase mainly due to the development in the domestic market.

For marine support and transportation services, the Company operated 73 utility vessels during the period. Of which, 68 utility vessels were owned by the Company and operated a total of 5,978 days during the year, representing an increase of 223 days or 3.9% compared with the corresponding period last year. The main reasons were the decrease in days of repair and non-operating navigation days which increased the number of operating days by 330, and the effect of leap month this year and the newly added COSL672 which, altogether, increased the number of operating days by 70 days. At the same time, operating days reduced by 177 days due to the disposing of two vessels due to passing their useful lives. The average day utilization rate of the Company-owned vessels in the first quarter reached 99.9%, representing a 1.0% increase compared with the corresponding period last year. The calendar day utilization rate was 96.6%, representing a 4.9% increase compared with the corresponding period last year. Besides, the cumulative operating days of the five platform supply vessels leased from Eastern Marine Services Ltd, a jointly-controlled entity of the Company, were 409 days in the first quarter.

For geophysical services, in March 2008, through completion of upgrade and conversion work carried out by Shanghai Shipyard Company Ltd, COSL719, the first 8-streamer vessel of the Company and also the most advanced geophysical vessel in Asia currently, was delivered for operation successfully. The converted COSL719 8-streamer seismic vessel is capable of providing customers with 3D seismic data collection services and on-the-spot processing of the collected 3D data and equipped with high-speed data transfer system. At present, the operation volume in the 2008 effective operation window of the vessel has been fully booked. It will arrive at the Qiongdongnan region in April to provide 3D services for British client at a contract amount of approximately RMB200 million.

For collection business, due to the highly efficient operation of COSL718 in Myanmar, the operation volume of 3D collection increased significantly as compared to the corresponding period last year, reaching 3,644 square kilometres with a 64.5% increase. On the other hand, for 2D collection, due to repair of BH518 in the first quarter, the volume of collection dropped by 8.1% to 12,115 kilometres compared with the corresponding period last year. For data processing business, the volume of 2D data processing business was 2,910 kilometres, a decrease of 52.7% compared with the corresponding period last year. The main reasons were the lowered market demand as well as the decrease in the operation volume of 2D collection which resulted in a corresponding decrease in the processing operation volume. As for 3D data processing business, due to the robust market demand, the operation volume reached 2,160 square kilometres, representing a 13.5% increase compared with the corresponding period last year.

§3. Important Issues

3.1 Disclosure as to and reasons for, material changes in major accounting items and financial indicators of the Company

√ Applicable □Not applicable

The reasons for over 30% fluctuations in the major accounts or financial indicators are as follows:

1. Revenue

As at 31 March 2008, the operating income was RMB2,503.6 million, representing an increase of RMB479.2 million or 23.7% over RMB2,024.4 million for the corresponding period (January to March) last year, which were mainly due to the significant increase in income of geophysical services brought about by the highly efficient operation rate of COSL718 in Myanmar, the satisfactory income obtained in drilling services based on new business, development in overseas market and the increase in daily charge rate, the growth in income of marine support and transportation services driven by the increase in daily charge rate and the increase in operation volume of utility vessels and chemical tankers, as well as the increase in income resulted from the increase in the operation volume of well services.

2. Financial expenses

As at 31 March 2008, the net finance cost amounted to RMB-22.5 million, representing a decrease of RMB 34.7 million compared with RMB12.2 million for the corresponding period (January to March) last year,was mainly contributed by increase of interest income in the current quarter.

3. Investment income

As at 31 march 2008, investment gains amounted to RMB59.0 million, representing an increase of RMB38.8 million or 192.1% over RMB20.2 million for the corresponding period (January to March) last year, mainly due to the share of results from jointly-controlled entities such as Eastern Marine Services Ltd. and the satisfactory results achieved by COSL-Expro Testing Services (Tianjin) Company Ltd..

4. Non-operating income

As at 31 March 2008, non-operating income amounted to RMB13.1 million, representing an increase of RMB11.9 million over RMB1.2 million for the corresponding period (January to March) last year, mainly due to the increase in income from insurance compensations.

5. Profit before tax

As at 31 March 2008, total profit amounted to RMB1,102.3 million, representing an increase of RMB260.8 million or 31.0% over RMB841.5 million for the corresponding period (January to March) last year, mainly due to the year-on-year increase in current operating income by RMB479.2 million or 23.7% while relevant expenses such as operating cost and fees had a year- on-year increase of RMB274.4 million or 22.9% following the growth in operation volume. Besides, current net investment gains and non-operating income increased by RMB38.8 million and RMB17.2 million respectively compared with the corresponding period last year.

6. Net profit

As at 31 March 2008, net profit amounted to RMB891.3 million, representing an increase of RMB233.5 million or 35.5% over RMB657.8 million for the corresponding period (January to March) last year, mainly due to the increase of RMB260.8 million in current gross profit and the reduction in income tax rate from 33% for the corresponding last year to 25% as a result of the change in the state policy.

7. Net cash flow generated from operating activities

As at 31 March 2008, net cash flow from operating activities amounted to RMB45.0 million, representing an increase of RMB93.0 million over RMB-48.0 million for the corresponding period (January to March) last year, mainly due to increase in cash received from sales of goods and rendering of services as a result of business development.

8. Net cash outflow from investing activities

As at 31 March 2008, net cash outflow from investing activities amounted to RMB-2,126.1 million, representing an increase in expense of RMB1,453.6 million over RMB-672.5 million for the corresponding period (January to March) last year, mainly due to the increase in cash payment for purchases and construction of fixed assets, intangible assets and other long-term assets.

9. Net cash outflow from financing activities

As at 31 March 2008, net cash outflow from financing activities amounted to RMB-11.4 million, representing a reduction in expense of RMB651.1 million over RMB-662.5 million for the corresponding period (January to March) last year, mainly due to the cash payment of RMB1,000.0 million for repayment of short-term financing bills in the corresponding period last year, whereas an amount of RMB4.0 million cash was received from the state's research and development projects funding and a bank loan of RMB344.0 million from The Export-import Bank of China for the purchases and construction of module rigs in Mexico. Besides, other current cash paid for payments of interest and payments for other financing activities increased by RMB0.9 million.

3.2 Significant events and analysis on their effects and solutions

□Applicable √Not applicable

3.3 Status of performance of undertakings made by the Company, shareholders and beneficial controllers

√ Applicable □Not applicable

Under takings of the controlling shareholder of the Company, China National Offshore Oil Corporation: in the 36 months from the date of listing of A shares of the Company, the shares of the Company that have been hold directly or indirectly will not be transferred or managed by others by custody, nor be acquired by the Company. During the reporting period, there were no incidents of non-compliance with the said undertakings.

3.4 Profit warning on anticipation of possible loss against accumulated net profit from the beginning of the financial year to the end of the next reporting period or significant changes in profit as compared with that of the corresponding period of last year and the reasons therefore

□Applicable √Not applicable

3.5 Other significant events which need explanation

3.5.1 Holding of shares issued by other listed companies

□Applicable √Not applicable

3.5.2 Holding of shares issued by non-public financial companies and companies proposed to be listed

□ Applicable √Not applicable

Corporate Representative:

Yuan Guangyu

China Oilfield Services Limited

§4.Appendix

Consolidated Balance Sheet

31 March 2008

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Consolidated		Company	
	Balance at the end of the period	Balance at the beginning of the year	Balance at the end of the period	Balance at the beginning of the year
Current assets:				
Cash on hand and at bank	6,633,612,575	8,778,193,761	6,260,772,224	8,335,437,789
Bills receivable	-	2,250,000	-	2,250,000
Accounts receivable	1,929,254,614	1,404,781,484	2,252,092,247	2,059,546,704
Prepayments	912,396,421	48,641,339	911,339,307	45,951,503
Dividend receivable	21,287,114	21,287,114	21,287,114	21,287,114
Interest receivable	36,958,482	23,421,647	36,958,482	23,421,647
Other receivables	214,940,733	130,102,922	544,291,766	503,521,163
Inventories	691,139,222	417,766,036	680,265,905	409,223,797
Available-for-sale financial assets	1,476,063,962	607,337,984	1,476,063,962	607,337,984
Total current assets	11,915,653,123	11,433,782,287	12,183,071,007	12,007,977,701
Non-current assets:				
Long-term equity nvestments	525,243,732	485,171,185	333,677,371	305,827,269
Fixed assets	7,579,143,263	7,183,359,447	7,406,859,801	6,998,092,402
Construction-in-progress	3,437,970,384	3,665,892,052	3,437,873,764	3,665,853,952
Intangible assets	67,464,251	67,922,090	67,464,251	67,922,090
Long-term deferred assets	242,198,487	252,953,029	242,198,487	252,953,029
Total non-current assets	11,852,020,117	11,655,297,803	11,488,073,674	11,290,648,742
Total assets	23,767,673,240	23,089,080,090	23,671,144,681	23,298,626,443
Current Liabilities:				
Accounts payable	1,566,244,631	1,667,848,434	1,555,414,110	1,598,588,430
Receipts in advance	24,312,351	78,080,001	24,312,351	78,080,001
Staff cost payable	233,900,458	397,450,682	233,597,230	396,700,200
Taxes payable	658,812,231	528,338,656	634,726,938	511,807,277
Interest payable	60,175,880	43,375,880	60,175,880	43,375,880
Other payables	123,736,113	210,689,089	120,196,433	209,213,957
Current portion of non-current liabilities	400,000,000	400,000,000	400,000,000	400,000,000
Other current liabilities	52,457,070	58,720,187	52,457,070	58,720,187
Total current liabilities	3,119,638,734	3,384,502,929	3,080,880,012	3,296,485,932

Non-current liabilities:				
Interest-bearing bank borrowings	744,000,000	744,000,000	744,000,000	744,000,000
Long-term bonds	1,500,000,000	1,500,000,000	1,500,000,000	1,500,000,000
Deferred tax liabilities	295,228,071	235,569,366	295,228,071	235,569,366
Total non-current liabilities	2,539,228,071	2,479,569,366	2,539,228,071	2,479,569,366
Total liabilities	5,658,866,805	5,864,072,295	5,620,108,083	5,776,055,298
Shareholders' equity:				
Share capital	4,495,320,000	4,495,320,000	4,495,320,000	4,495,320,000
Capital reserves	8,074,565,726	8,074,565,726	8,074,565,726	8,074,565,726
Statutory reserve funds	677,614,950	677,614,950	677,614,950	677,614,950
Retained earnings	4,859,012,935	3,967,663,009	4,803,410,109	4,273,718,845
Including: proposed dividend	539,438,400	539,438,400	539,438,400	539,438,400
Exchange difference in foreign currency statements	2,292,824	9,844,110	125,813	1,351,624
Equity attributable to equity holders of the Company	18,108,806,435	17,225,007,795	18,051,036,598	17,522,571,145
Minority interests	-	-	-	-
Total shareholders' equity	18,108,806,435	17,225,007,795	18,051,036,598	17,522,571,145
Total liabilities and shareholders' equity	23,767,673,240	23,089,080,090	23,671,144,681	23,298,626,443

Company Representative — Yuan Guangyu

Chief Financial Officer — Zhong Hua

Chief of the Finance Department — Chen Linting

Consolidated Income Statement

January to March 2008

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Consolidated		Company	
	Amounts of the period (January to March)	Amounts of the previous (January to March)	Amounts of the period (January to March)	Amounts of the previous (January to March)
1. Revenue	2,503,615,841	2,024,383,921	1,985,569,735	1,847,495,632
Less: operating costs	1,383,169,253	1,085,164,226	1,230,528,562	953,916,258
Bussiness taxes and surcharges	55,183,737	48,618,712	55,163,514	48,589,952
Selling expenses	816,077	685,697	451,783	527,873
General and administrative expenses	56,561,779	51,808,859	46,450,003	43,017,867
Financial expenses	-22,517,471	12,195,746	-14,934,424	16,824,557
Assets impairment losses	-	347,633	-	347,633
Add: Investment income	58,971,957	20,195,217	37,874,601	22,844,370
Including: Share of profits of jointly-controlled entities	48,947,459	19,862,454	27,850,103	22,511,607
2. Operating profit	1,089,374,423	845,758,265	705,784,898	807,115,862
Add: Non-operating income	13,052,584	1,154,464	13,052,584	1,154,464
Less: Non-operating expenses	98,219	5,383,994	94,430	5,378,748
Including: Losses on disposal of non-current assets	-36,889	5,009,820	-36,889	5,009,820
3.Profit before tax	1,102,328,788	841,528,735	718,743,052	802,891,578
Less: Income tax expenses	210,978,862	183,765,334	189,051,788	179,990,581
4. Net Profit	891,349,926	657,763,401	529,691,264	622,900,997
Net profit attributable to equity holders of the Company	891,349,926	657,763,401	581,691,264	622,900,997
Minority interests	-	-	-	-
5.Earnings per share:				
Basic and diluted earnings per share	0.20	0.16	0.12	0.16

Company Representative Yuan Guangyu

Chief Financial Officer Zhong Hua

Chief of the Finance Department Chen Linting

Consolidated Cash Flow Statment

January to March 2008

Prepared by: China Oilfield Services Limited Unit: Yuan Currency: RMB (Unaudited)

Items	Consolidated		Company	
	Amounts from the beginning of the year to end of the reporting period (Jan.-Mar.)	Amounts from the beginning of the year to end of the reporting period Last year (Jan.-Mar.)	Amounts from the beginning of the year to end of the reporting period (Jan.-Mar.)	Amounts from the beginning of the year to end of the reporting period Last year (Jan.-Mar.)
1.Cash from operating activities				
Cash received from sale of goods and rendering of services	1,994,978,081	1,398,114,084	1,807,972,334	1,175,005,861
Refund of taxes	135,908	-	135,908	-
Other cash received relating to operating activities	12,425,546	1,134,702	12,425,546	1,134,702
Sub-total of cash inflow from operating activities	2,007,539,535	1,399,248,786	1,820,533,788	1,176,140,563
Cash paid to and for goods and services	-1,053,791,531	-804,937,010	-670,163,701	-699,058,545
Cash paid for employees	-546,108,585	-355,418,655	-543,303,934	-350,632,687
Cash paid for all types of taxes	-202,727,950	-162,306,774	-191,928,394	-159,752,609
Other cash paid relating to operating activities	-159,896,260	-124,572,465	-315,035,044	-25,466,877
Sub-total of cash outflow from operating activities	-1,962,524,326	-1,447,234,904	-1,720,431,073	-1,234,910,718
Net cash flow generated from operating activities	45,015,209	-47,986,118	100,102,715	-58,770,155
2.Cash flow from investing activities:				
Cash received from return on investments	200,000,000	-	200,000,000	-
Cash received from investment income	1,736,354	332,763	1,736,354	332,763
Cash received from disposal of fixed assets	165,601	7,914,457	165,601	7,914,457
Cash received on interest income from bank deposits	29,855,476	4,949,920	27,898,721	3,459,720
Other cash received relating to investing activities	-	75,000,000	-	75,000,000
Sub-total of cash inflow from investing activities	231,757,431	88,197,140	229,800,676	86,706,940
Cash paid for acquisition of fixed assets and other long-term assets	-1,297,845,523	-760,659,880	-1,297,107,980	-710,163,431
Cash paid for investments	-1,060,000,000	-	-1,060,000,000	-

Sub-total of cash outflow from investing activities	-2,357,845,523	-760,659,880	-2,357,107,980	-710,163,431
Net cash outflow from investing activities	-2,126,088,092	-672,462,740	-2,127,307,304	-623,456,491
3. Cash flow from financing activities				
Cash received from scientific research grants	-	4,000,000	-	4,000,000
Cash received from new loans	-	344,000,000	-	344,000,000
Sub-total of cash inflow from financing activities	-	348,000,000	-	348,000,000
Cash paid for repayment of debentures	-	-1,000,000,000	-	-1,000,000,000
Cash paid for interest expenses	-11,382,280	-10,483,724	-11,382,280	-10,336,953
Other cash paid relating to financing activities	-	-50,000	-	-50,000
Sub-total of cash outflow from financing activities	-11,382,280	-1,010,533,724	-11,382,280	-1,010,386,953
Net cash outflow from financing activities	-11,382,280	-662,533,724	-11,382,280	-662,386,953
4. Effect of foreign exchange rate fluctuation on cash	-52,126,023	-12,335,738	-36,078,696	-15,867,503
5. Net increase in cash and cash equivalent	-2,144,581,186	-1,395,318,320	-2,074,665,565	-1,360,481,102

Company Representative	Chief Financial Officer	Chief of the Finance Department
Yuan Guangyu	Zhong Hua	Chen Linting

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

ANNOUNCEMENT

Reference is made to the notice of the annual general meeting of China Oilfield Services Limited (the "**Company**") dated 28 April 2008 (the "**AGM Notice**"). The board of directors of the Company (the "**Board**") would like to clarify that the Company's register of members will be closed from 14 May 2008 (Wednesday) to 3 June 2008 (Tuesday) (both days inclusive) instead of from 13 May 2008 (Tuesday) to 3 June 2008 (Tuesday) as disclosed in Note 4 of the AGM Notice.

The Board also wishes to announce that in order to determine the H shareholders who are entitled for the proposed final dividend for the financial year ended 31 December 2007, the Company's register of members will be closed from 17 June 2008 (Tuesday) to 23 June 2008 (Monday) (both days inclusive) and the latest time for delivering the duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited, to establish entitlements for the proposed final dividend would be 4:00 p.m. on 16 June 2008 (Monday).

By Order of the Board of
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

30 April 2008

As at the date of this announcement the Directors of the Company are Mr. Fu Chengyu (Chairman and Non-executive Director), Mr. Yuan Guangyu (Executive Director), Mr. Li Yong (Executive Director), Mr. Wu Mengfei (Non-executive Director), Mr. Andrew Y. Yan (Independent Non-executive Director), Mr. Gordon C.K. Kwong (Independent Non-executive Director) and Simon X. Jiang (Independent Non-executive Director).

RECEIVED
2008 MAY -8 P 4: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

Washington, DC 110

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Oilfield Services Limited**, you should at once hand this circular to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

COSL

中海油田服務股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

RECEIVED
2008 MAY -9 P 4: 25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GENERAL MANDATE TO ISSUE H SHARES

A notice convening the Annual General Meeting to be held at Room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, the People's Republic of China on 3 June 2008 at 2:00 p.m. was set out on pages 5 to 7 of this circular. Whether or not you intend to attend the said meeting, you are requested to complete the proxy form in accordance with the instructions printed thereon and return the same to China Oilfield Services Limited at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the relevant meeting. Completion and return of the proxy form will not prevent the Shareholders from attending and voting in person at the Annual General Meeting or any adjourned meeting(s) should they so wish. Shareholders who intend to attend the Annual General Meeting must complete and return the written replies for attending the Annual General Meeting to the registered office of China Oilfield Services Limited by facsimile or post no later than 13 May 2008.

28 April 2008

CONTENT

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"AGM"	the annual general meeting of the Company to be held at Room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, the PRC on 3 June 2008 at 2:00 p.m.;
"Articles"	the articles of association of the Company;
"Board"	the board of Directors;
"Company"	China Oilfield Services Limited, a joint stock limited company incorporated in the PRC with limited liability;
"CSRC"	China Securities Regulatory Commission;
"Director(s)"	the director(s) of the Company;
"A Share(s)"	domestic share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Shanghai Stock Exchange;
"H Share(s)"	overseas listed foreign share(s) of nominal value of RMB1.00 each in the capital of the Company which are listed on the Main Board of the Stock Exchange and subscribed for in HK dollars;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Latest Practicable Date"	25 April 2008, being the latest practicable date prior to the printing of this circular for the purposes of ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange;
"PRC"	the People's Republic of China which, for the purposes of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan;
"Shares"	A Shares and H Shares;
"Shareholder(s)"	registered holder(s) of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"HK dollars"	Hong Kong dollar, the lawful currency of Hong Kong;
"RMB"	Renminbi, the lawful currency of the PRC; and
"%"	per cent.

COSL

中海油田服務股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

Board of Directors:
Fu Chengyu (Chairman)*
Yuan Guangyu
Li Yong
Wu Mengfei*
Andrew Y. Yan**
Gordon C.K. Kwong**
Simon X. Jiang**

* *Non-executive Director*
** *Independent non-executive Director*

Registered Office:
65/F, Bank of China Tower
1 Garden Road
Hong Kong

28 April 2008

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO ISSUE H SHARES

1. INTRODUCTION

The purpose of this circular is to provide you with information relating to the proposed grant of a general mandate to the Board to issue H Shares as set out below.

2. GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 6 June 2007, a general mandate has been granted to the Directors to allot, issue and deal in additional H Shares up to a limit of 20% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution.

The allotment and issue of further H Shares is subject to the approval of the CSRC and other regulatory authorities of the PRC. No H Shares have been issued by the Company pursuant to the general mandate granted. The general mandate granted will lapse after the conclusion of the AGM. The Company proposes to renew the general mandate at the AGM and seeks Shareholders' approval to grant to the Directors a general and unconditional mandate to allot, issue and deal in additional H Shares up to a limit of 20% of the aggregate nominal value of H Shares in issue as at the date of the passing of the resolution. The exercise of the general mandate to issue further H Shares will be conditional upon the approvals of CSRC and other relevant authorities as required by the laws and regulations of the PRC. The number of H Shares in issue as at the Latest Practicable Date was 1,534,852,000, subject to the passing of the relevant resolution to renew the general mandate to issue H Shares, the Directors would be authorised to exercise the authority to issue a maximum of 306,970,400 H Shares.

3. AGM

A notice of the AGM to be held on 3 June 2008 is set out on pages 5 to 7 of this circular. At the AGM, in addition to the ordinary business of the meeting, resolution will be proposed to approve the general mandate to issue H Shares.

4. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 77 of the Company's Articles, a resolution put to the vote of a general meeting of the Shareholders shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded:

(i) by the chairman of the meeting;

(ii) at least two Shareholders with voting rights or their proxies; or

(iii) one or several Shareholders (including proxies) holding totally or separately 10 percent or more of the shares carrying the right to vote at the meeting.

5. RECOMMENDATION

The Board considers that the granting of a general mandate to the Board to issue H Shares is in the best interests of the Company and the Shareholders as a whole and, accordingly, the Directors recommend all Shareholders to vote in favour of the relevant resolutions to be proposed at the AGM.

6. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with respect to the Company. The information contained herein relating to the Company has been supplied by the Directors, who collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading insofar as it relates to the Company.

Yours faithfully
By order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

COSL
中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)
(Stock code: 2883)

NOTICE OF ANNUAL GENERAL MEETING TO H SHAREHOLDERS

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 3 June 2008 (Tuesday) at 2:00 p.m. (Beijing time) at room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, to process the following ordinary resolutions:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2007;

2. To consider and approve the proposed profit distribution and annual dividend for the year ended 31 December 2007;

3. To consider and approve the report of the directors of the Company for the year ended 31 December 2007;

4. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2007;

5. To consider and approve re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2008 and to authorise the board of director to fix the renumeration thereof;

And a Special Resolution:

6. To consider and, if thought fit, pass the following special resolution to authorise the board of directors of the Company (the "Board") to allot, issue and deal with overseas listed foreign shares ("H Shares") subject to the following conditions:

   (a) subject to paragraphs (c) and (d) below and subject to all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other governmental or regulatory body, the Board be and are hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to allot, issue and deal with H Shares during the Relevant Period (as defined in paragraph (e) below);

(b) the authority granted under paragraph (a) above shall authorise the Board to make an offer or agreement or grant an option during the Relevant Period which would or might require H Shares to be allotted and issued either during or after the end of the Relevant Period;

(c) the aggregate nominal value of H Shares allotted or agreed to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the authority granted under paragraphs (a) and (b) above shall not exceed 20% of the aggregate nominal value of H Shares in issue of the Company at the date of passing of this resolution;

(d) the authority granted under paragraph (a) above shall be conditional upon the approvals of any regulatory authorities as required by the laws, rules and regulations of the PRC being obtained by the Company;

(e) for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

    (i) the conclusion of the next annual general meeting following the passing of this special resolution;

    (ii) the expiration of a period of twelve months following the passing of this special resolution; and

    (iii) the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting;

(f) subject to approval of all relevant governmental authorities in the PRC for the issue and allotment of and dealing in such H Shares being granted, the Board be and is hereby authorised to:

    (i) make such corresponding amendments to the Articles of Association (the "Articles") of the Company as it thinks fit so as to change the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to allot, issue and deal in H Shares as conferred under paragraph (a) above; and

    (ii) file the amended Articles with the relevant governmental authorities of the PRC.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 28 April 2008

Notes:

(1) Holders of the Company's overseas listed foreign invested shares H Shares and domestic invested shares (A Shares) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 3 June 2008 (Tuesday) are entitled to attend and vote at the AGM.

(2) H shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's Hong Kong registered office by facsimile or post no later than 13 May 2008 (Tuesday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2502
Fax:	(852) 2525 9322

(3) Each shareholder of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong by post or facsimile, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid. For A shareholders, the abovementioned documents must be delivered to the secretary office of the board of the Company before the abovementioned time.

(4) H shareholders whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited and A shareholders whose name appear on the Company's register of members maintained by Shanghai branch of China Securities Depository & Clearing Corporation Limited after office hour on Tuesday, 13 May 2008 are entitled to attend the AGM. The Company's register of members will be closed from 13 May 2008 (Tuesday) to 3 June 2008 (Tuesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4 p.m. on 13 May 2008 (Tuesday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Room 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) The directors recommend the payment of final dividend of RMB0.12 per ordinary Share in respect of the financial year ended 31 December 2007 to shareholders whose names appear on the register of members of the Company on 23 June 2008.

(6) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(7) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Established in the People's Republic of China with limited liability)

(Stock Code: 2883)

NOTICE OF ANNUAL GENERAL MEETING TO H SHAREHOLDERS

Notice is hereby given that the Annual General Meeting ("AGM") of China Oilfield Services Limited (the "Company") will be held on 3 June 2008 (Tuesday) at 2:00 p.m. (Beijing time) at room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, to process the following ordinary resolutions:

By way of Ordinary Resolutions:

1. To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2007;

2. To consider and approve the proposed profit distribution and annual dividend for the year ended 31 December 2007;

3. To consider and approve the report of the directors of the Company for the year ended 31 December 2007;

4. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2007;

5. To consider and approve re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2008 and to authorise the board of director to fix the renumeration thereof;

And a Special Resolution:

6. To consider and, if thought fit, pass the following special resolution to authorise the board of directors of the Company (the "Board") to allot, issue and deal with overseas listed foreign shares ("H Shares") subject to the following conditions:

   (a) subject to paragraphs (c) and (d) below and subject to all applicable laws, rules and regulations and/or requirements of the governmental or regulatory body of securities in the People's Republic of China (the "PRC"), The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or of any other governmental or regulatory body, the Board be and are hereby authorised to exercise, whether by a single exercise or otherwise, all the powers of the Company to allot, issue and deal with H Shares during the Relevant Period (as defined in paragraph (e) below);

(b) the authority granted under paragraph (a) above shall authorise the Board to make an offer or agreement or grant an option during the Relevant Period which would or might require H Shares to be allotted and issued either during or after the end of the Relevant Period;

(c) the aggregate nominal value of H Shares allotted or agreed to be allotted (whether pursuant to an option or otherwise) by the Board pursuant to the authority granted under paragraphs (a) and (b) above shall not exceed 20% of the aggregate nominal value of H Shares in issue of the Company at the date of passing of this resolution;

(d) the authority granted under paragraph (a) above shall be conditional upon the approvals of any regulatory authorities as required by the laws, rules and regulations of the PRC being obtained by the Company;

(e) for the purpose of this special resolution, "Relevant Period" means the period from the passing of this special resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting following the passing of this special resolution;

(ii) the expiration of a period of twelve months following the passing of this special resolution; and

(iii) the date on which the authority set out in this special resolution is revoked or varied by a special resolution of the members of the Company in any general meeting;

(f) subject to approval of all relevant governmental authorities in the PRC for the issue and allotment of and dealing in such H Shares being granted, the Board be and is hereby authorised to:

(i) make such corresponding amendments to the Articles of Association (the "Articles") of the Company as it thinks fit so as to change the registered capital of the Company and to reflect the new capital structure of the Company upon the exercise of the authority to allot, issue and deal in H Shares as conferred under paragraph (a) above; and

(ii) file the amended Articles with the relevant governmental authorities of the PRC.

By order of the Board
China Oilfield Services Limited
Chen Wei Dong
Company Secretary

Hong Kong, 28 April 2008

Notes:

(1) Holders of the Company's overseas listed foreign invested shares H Shares and domestic invested shares (A Shares) whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 3 June 2008 (Tuesday) are entitled to attend and vote at the AGM.

(2) H shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's Hong Kong registered office by facsimile or post no later than 13 May 2008 (Tuesday):

Address:	65/F., Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2502
Fax:	(852) 2525 9322

(3) Each shareholder of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong by post or facsimile, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid. For A shareholders, the abovementioned documents must be delivered to the secretary office of the board of the Company before the abovementioned time.

(4) H shareholders whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited and A shareholders whose name appear on the Company's register of members maintained by Shanghai branch of China Securities Depository & Clearing Corporation Limited after office hour on Tuesday, 13 May 2008 are entitled to attend the AGM. The Company's register of members will be closed from 13 May 2008 (Tuesday) to 3 June 2008 (Tuesday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the AGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4 p.m. on 13 May 2008 (Tuesday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Room 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(5) The directors recommend the payment of final dividend of RMB 0.12 per ordinary Share in respect of the financial year ended 31 December 2007 to shareholders whose names appear on the register of members of the Company on 23 June 2008.

(6) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(7) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

COSL

中海油田服务股份有限公司
China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Proxy Form for 2007 Annual General Meeting

Number of Shares related to this proxy form	H Share/A Shares*

I(We)(note 1) ____________________

of ____________________ being the holder(s) of(note 2) ____________________ H Share(s)/

A Share(s)* of China Oilfield Services Limited (the "Company") now appoint(note 3) ____________________

(I.D. No.: ____________________ of ____________________)/

or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the resolutions in accordance with the instructions below and on my (our) behalf at the Annual General Meeting ("AGM") to be held at 2:00 p.m. (Beijing time) on 3 June 2008 (Tuesday) at room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions or abstain at his own discretion.

	By way of Ordinary Resolutions:	For (note 4)	Against (note 4)
1.	To consider and approve the audited financial statements and the report of the auditor for the year ended 31 December 2007;		
2.	To consider and approve the proposed profit distribution and annual dividend for the year ended 31 December 2007;		
3.	To consider and approve the report of the directors of the Company for the year ended 31 December 2007;		
4.	To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2007;		
5.	To consider and approve re-appointment of Ernst & Young Hua Ming and Ernst & Young as the domestic and international auditors of the Company for the year ending 31 December 2008 and to authorise the board of directors to fix the remuneration thereof;		
	By way of Special Resolution:		
6.	To consider and, if thought fit, to authorise the board of directors of the Company to renew the general mandate granted to Board to allot and issue H shares in accordance with the terms set out in the Notice of AGM.		

Date: ____________________ 2008 Signature: ____________________ (note 5)

Notes:

(1) Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

(2) Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

(3) If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Meeting or" herein inserted and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.** A member of the Company who is the holder of two or more shares may appoint more than one proxy to attend and, on a poll, vote in his/her stead. If more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a member of the Company, but must attend the Meeting to represent you.

(4) **IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, PLEASE TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, PLEASE TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to tick the boxes will entitle your proxy to cast your votes at his/her discretion or abstain from the relevant resolutions. Your proxy will also be entitled to vote at his/her discretion or abstain from any other resolution properly put to the Meeting other than that referred to in the Notice convening the Meeting.

(5) Where there are joint holders of a share of the Company, any one of such joint holders may vote at the Meeting either personally or by proxy in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the Meeting personally or by proxy, that one of such joint holders so present whose name stands first on the register of members of the Company shall alone be entitled to vote in respect of such share.

(6) Completion and return of this form of proxy will not preclude you from attending the Meeting and voting in person if you so wish. In the event that you attend the Meeting after having lodged this form of proxy, it will be deemed to have been revoked.

(7) Holders of the Company's overseas listed foreign invested shares H Shares whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited on 3 June 2008 (Tuesday) are entitled to attend and vote at the AGM.

(8) H shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's Hong Kong registered office by facsimile or post no later than 13 May 2008 (Tuesday):

Address: 65/F, Bank of China Tower
1 Garden Road, Hong Kong
Tel: (852) 2213 2502
Fax: (852) 2525 9322

(9) Each shareholder of the Company who has the right to attend and vote at the AGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the AGM. Where a shareholder has appointed more than one proxy to attend the AGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In the case that an appointor is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F, Bank of China Tower, 1 Garden Road, Hong Kong by post or facsimile, no less than 24 hours before the time appointed for the holding of the AGM in order for such documents to be valid. For holders of A shares, the abovementioned documents must be delivered to the secretary office of the board of the Company before the abovementioned time.

(10) H shareholders whose names appear on the Company's register of members maintained by Computershare Hong Kong Investor Services Limited and A shareholders whose name appear on the Company's register of members maintained by Shanghai branch of China Securities Depository & Clearing Corporation Limited after office hour on Tuesday, 13 May 2008 are entitled to attend the AGM. Transferees of H Shares who wish to attend the AGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4 p.m. on 13 May 2008 (Tuesday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

Room 1712-1716,
17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(11) Shareholders or their proxies must present proof of their identities upon attending the AGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, or copies of appointing instrument and power of attorney, if applicable.

(12) The AGM is expected to last not more than one day. Shareholders or proxies attending the AGM are responsible for their own transportation and accommodation expenses.

* *Please delete as appropriate*

COSL

中海油田服务股份有限公司

China Oilfield Services Limited

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Reply Slip for Annual General Meeting

I(We) ____ of

(address) ____,

telephone number: ____________________ and fax number: ____________________,

being the holder(s) of ______________________________ H Share(s)/Domestic Share(s)* of China Oilfield Services Limited (the "Company") hereby confirm that I(We) wish to attend or appoint a proxy to attend (on my(our) behalf) the Annual General Meeting ("AGM") to be held on 3 June, 2008 (Tuesday) at 2:00 p.m. (Beijing time) at Room 6B, Bank of Beijing Plaza, No. 17 Financial Street C, Xicheng District, Beijing, China.

Signature: ____________________

Date: ____________________ 2008

Note: Shareholders who intend to attend the AGM must complete and return the written replies for attending the AGM to the Company's registered office by facsimile or post no later than 13 May 2008 (Tuesday):

Address:	65/F, Bank of China Tower 1 Garden Road, Hong Kong
Tel:	(852) 2213 2515
Fax:	(852) 2525 9322

* *Please delete as appropriate*

END